UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Ocean Thermal Energy Corporation
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

800 South Queen Street, Lancaster PA 17603
Telephone: (717) 299-1344
(Address, including zip code, and telephone number,
Including area code of issuer's principal executive office)

Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808
(302) 636-5440
(Name, address, including zip code, and telephone number, including area code, of agent for service)

8711	80-0968237
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Copies of communication, including communications sent to the agent for service should be sent to:

John P. Cleary
Procopio Cory Hargreaves & Savitch, LLP
12544 High Bluff Drive, Suite 300
San Diego, CA 92130
Tel. No.: (619) 515-3221
Fax No.: (619) 235-0398

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

Our Directors

Jeremy P. Feakins, Director, Chairman of the Board, Chief Executive Officer and acting Chief Financial Officer

Business address:	Ocean Thermal Energy Corporation 800 South Queen Street Lancaster, PA 17602
Residence:	1200 W Penn Grant Road Lancaster, PA 17603

James D. Greenberg, Director, Chief Sustainability Officer and Secretary

Business address:	Ocean Thermal Energy Corporation 800 South Queen Street Lancaster, PA 17602
Residence:	1352 Windmere Lane Landisville, PA 17538

Frank E. DiCola, Director

Business address:	DCO Energy, LLC Brickworks Office Park 5429 Harding Highway, Building 500 Mays Landing, NJ 8330
Residence:	541 Pine Needle Drive May Landing, NJ 08330

Our Officers

Jeremy P. Feakins, Director, Chairman of the Board, Chief Executive Officer and acting Chief Financial Officer

Business address:	Ocean Thermal Energy Corporation 800 South Queen Street Lancaster, PA 17602
Residence:	1200 W Penn Grant Road Lancaster, PA 17603

James D. Greenberg, Chief Sustainability Officer and Secretary

Business address:	Ocean Thermal Energy Corporation 800 South Queen Street Lancaster, PA 17602
Residence:	1352 Windmere Lane Landisville, PA 17538

Our General Partners

Not applicable

Record owners of 5 percent or more of any class of our equity securities

JPF Venture Fund I, LP

Business Address: 800 South Queen Street
Lancaster, PA 17603

Stephen Oney

Business Address: 9542 Ragsdale Drive
Jacksonville, FL 32257

Residence: 9542 Ragsdale Drive
Jacksonville, FL 32257

Jeremy P. Feakins

Business address: Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, PA 17602

Residence: 1200 W Penn Grant Road
Lancaster, PA 17603

Beneficial owners of 5 percent or more of any class of our equity securities

JPF Venture Fund I, LP

Business Address: 800 South Queen Street
Lancaster, PA 17603

Stephen Oney

Business Address: 9542 Ragsdale Drive
Jacksonville, FL 32257

Residence: 9542 Ragsdale Drive
Jacksonville, FL 32257

Jeremy P. Feakins

Business address: Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, PA 17602

Residence: 1200 W Penn Grant Road
Lancaster, PA 17603

Jeremy P. Feakins & Associates, LLC

Business address: 1200 W Penn Grant Road
Lancaster, PA 17603

Our promoters

Not applicable

Our Affiliates

We are the result of a merger that occurred December 31, 2013 between Ocean Thermal Energy Corporation, a Delaware corporation, and Broadband Network Affiliates, Inc. ("BBNA, Inc."). In the merger, Ocean Thermal Energy Corporation merged with and into BBNA, Inc., with BBNA, Inc. surviving. After the merger, BBNA, Inc. changed its name to Ocean

Thermal Energy Corporation. We own 100% of the following subsidiaries either directly or indirectly:

- Ocean Thermal Energy Bahamas Ltd. ("OTEB"), a Bahamas private company. OTEB in turn holds 100% of the issued share capital of OTE BM and OTE Bahamas O&M Ltd., a Bahamas private company.
- OCEES International, Inc., a Hawaiian corporation.
- Ocean Thermal Energy Cayman, Ltd. ("OTE Cayman") a Cayman corporation. OTE Cayman in turn holds 100% of OTE HC, Ltd., a Cayman corporation.
- Ocean Thermal Energy Holdings, Ltd., a Bahamas private company.
- OTE-BM Energy Partners, LLC, a Delaware limited liability company.
- OTEC Innovation Company, Inc., a Delaware corporation.

Our affiliates also include the following individuals:

Jeremy P. Feakins, Director, Chairman of the Board, Chief Executive Officer and acting Chief Financial Officer
James D. Greenberg, Chief Sustainability Officer and Secretary
Frank E. DiCola, Director

Counsel to the issuer with respect to the proposed offering

Procopio, Cory, Hargreaves & Savitch, LLP
12544 High Bluff Drive, Suite 300
San Diego, CA 92130
Attn: John P. Cleary, Esq.

Underwriters with respect to the proposed offering

Our officers and directors may be deemed underwriters in this offering.

Underwriter's directors

Not applicable

Underwriter's officers

Not applicable

Underwriter's general partners

Not applicable

Counsel to the underwriter

Not applicable

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by our affiliates.

ITEM 4. Jurisdictions in Which Securities Are to be offered

The offering will initially be a rights offering to existing stockholders, made on our behalf by our officers. Our existing stockholders are located in the following jurisdictions: Arizona, California, Canada, Colorado, Delaware, Florida, Hawaii, Illinois, Indiana, Maryland, Massachusetts, Michigan, Missouri, New Jersey, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, The U.S. Virgin Islands, Vermont, Virginia, the District of

Columbia and West Virginia. If the full amount of the offering is not purchased by existing stockholders, any unsubscribed shares will then be offered in the United States, Canada, the U.S. Virgin Islands and countries within the European Union, possibly by a dealer manager, but a dealer manager has not yet been engaged.

Please refer to the Section in Part II of this Offering Statement entitled "Plan of Distribution" for more details regarding our plan of offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

We are the result of a merger that occurred December 31, 2013 between Ocean Thermal Energy Corporation, which was incorporated on October 18, 2010 in the State of Delaware, and Broadband Network Affiliates, Inc. ("BBNA, Inc."). In the merger, Ocean Thermal Energy Corporation merged with and into BBNA, Inc., with BBNA, Inc. surviving. After the merger, BBNA, Inc. changed its name to Ocean Thermal Energy Corporation.

During the year prior to the filing of Offering Statement, we, our predecessors and affiliated issuers issued the following unregistered securities:

Broadband Network Affiliates, Inc. (Pre-Merger)

On December 12, 2013, Broadband Network Affiliates LLC ("BBNA, LLC"), a Nevada Limited Liability Company converted to Broadband Network Affiliates, Inc. ("BBNA, Inc.), a Delaware Corporation. As a result of this conversion, BBNA, Inc. issued 3,644,737 shares of its common stock to the following 92 shareholders. All shares issued were to prior owners of BBNA, LLC. This was an exchange with no consideration paid.

2000 Copiers & Fax
ADP Investor Communications
Arthur Gallagher & Co.
AT&T
Bank of America
Bell South Telco
Bob Babanian
Burrelle's Information Services
California Chamber of Commerce
CCC Communications
Channing Bete Co.
Charles Schwab & Co.
Charleton Springs, L. P.
Citicorp Vendor Finance
Cricket Feet / Keith Johnson
CSC – The United States Company
CT Corporation Systems
CurAnt Communications
De Lage Landen
Diane Gray
Evelyn Cook
Fairfax Capital Leasing
FedEx
First American Stock Transfer
FR Images, Inc.
Freedom Capital Holdings
Fullerton Radiology
Galina Gurova
Global Crossing Telecom
Growthink
Helen Knutson
Hogan & Hartson LLP
Hugh Gibson
InfoStreet, Inc.
Insty-Prints
International E-ZUP
IntraVision Software

Irina Shoket
Jacobson, White, Diamond & Brody
James West
Jason Dallas
John Harley Call
Johni Jackson-Newby
Kathleen Hack
Loeb & Loeb
Los Angeles Times
MCI-Worldcom
MonsterTrak.com
Nanette Nelson
Network Telecom
Nextel Communications
Office Depot
Pacific Bell Small Business
Paychex
Pitney Bowes
PR Newswire
Pro-Com Networks
Ravi Ahuja
RBZ, LLP
Robert Tullio
Rozsa & Chen
SBC Pacific Bell
Singer Lewak Greenbaum & Gold
Solomon Smith Barney
Staples Credit Card
Sterling Computers
Telenium Technologies
Teligent, Inc.
Test Equipment Corp.
The Rutter Group
Theodore Herman
Tracie Martin
Unicall
Union Bank of California
United Marketing Group
United Parcel Service
United Van Lines
UUNET Technologies
Verizon
Virtuosity
WAMnet Media East
Wells Fargo Bank ARM
Wendi Perez
West Group
William Rosenberg, Esq
Worldcom
Worldwide Express
XO Connections
Xpedx Paper & Graphics
Yosemite Waters
Kimberly West
James Alvin Trust

Ocean Thermal Energy Corporation (Pre-merger)

From August 1, 2013 until the merger with Broadband Network Affiliates on December 31, 2013, the former Ocean Thermal Energy Corporation issued 1,437,258 shares of its common stock to the following 25 investors under Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended ("Rule 506"). Total proceeds from the investments were $1,165,168.

Brian Vitz
Carlton & Pamela Boon
Carlton W. Boon and Pamela M. Boon JTWROS
Clifford & Carol Buck
David & Mary Jo Hollingshead
Debra Sanders
Donald & Kathleen Lindman
George & Melinda Georgelis
George and Tracy Sellers
George L Thomas II
Gian-Paolo Odorico
Gregory Ebersole
IRA Services Trust Company CFBO John Harnish IRA #419825
IRA Services Trust Company CFBO Timothy Neil Smith IRA #413914
Jack Smith
Jason Layman
John & Cathy Christie
John L Harnish
Lee Armstrong
Nicole Armstrong
Patricia Benedict
PENSCO Trust Company FBO Heidi P Robb IRA #080000003467
PENSCO Trust Company FBO Peter S Benson IRA #080000003464
Peter Benson
Sue Curtis

These shares had a share price ranging from $0.50 to $0.85 per share. All shares were issued to unrelated third party investors.

During this same time period this entity issued 80,884 shares of its common stock to the following four service providers. These shares were issued based on the cost of services provided divided by the share price of the then current Rule 506 offerings. These shares were issued under Section 4(a)(2) of the Securities Act of 1933, as amended.

James Bernieri
Jeremy and Wendy Donham
Steven L Johnson
Craig Shields

Ocean Thermal Energy (Post Merger)

As part of and subsequent to the merger, we have issued the following securities:

- We exchanged 68,910,001 shares of the common stock of pre-merger Ocean Thermal Energy Corporation for the same number of shares of common stock in the merged entity. These shares were held by the following 350 shareholders.

  2274779 Ontario Inc
  3930-40 East Genesee LLC
  A. Michelle Hussey
  Abraham L. & Linda D. Hershey
  Adam L. Thomas
  Adriano Calcagno
  Alan M. and Becky M. Knisley
  Albin F. Irzyk, Jr.
  Alexander Spira
  Amperiprise Trust Company FBO Paul Ogurcak IRA
  Andrew Welch
  Andrew Shertzer
  Angela L. Malinowski
  Ann Matson
  Anne Zerbe
  Anthony M. & Tanya J. Georgelis
  B&B Enterprises

Baer Family LLC
Barb Lacek
Barlow International LLC
Bernardo & Martha Taormina
Betsy Wones
Bonnie K. Messick
Bradley D. Stein
Bradley S. and Beth A. White
Brian Emmerton
Brian Vitz
Brian R. McLaughlin
Bruce D. Fair
C. Lamar Nolt
C.H. Guernsey and Company
Carla Zielinski
Carlton W. Boon and Pamela M. Boon JTWROS
Carly Gray
Carmen A. Giamartino
Carol A. Hoover
Charles Kinloch
Charles F. Hartman, Jr.
Charles H. Baer
Charles Steven Day
Cheryl Scoles
Chloe Baer
Christine D. Wilson
Christopher J and Susan E Woodward
Christopher Looney
Clifford and Carol Buck
Colin E. Shultz
Craig Shields
Craig and Amy Milsten
Craig Milsten
Craig Schaszberger
Cristian Calcagno
Dana M. & Gail A. Peiterson
David Matson
David and Lisa Matson
David Hollingshead
David J. Booty
David Murphy
David Schwartz
David Smullen
DCO Energy LLC
Dean A. Merritt
Dean Leis
Debra K. Sanders
Dennis Fox
Donald I. and Kathleen L. Lindman
Donald K. and Dolores B. Sweigart
Douglas and Marcia Schultz
Douglas J. Goepfert
Douglas Schultz
Dr. William G. Booty
Dunbar M. Helsley
Dunbar M. Helsley, Jr.
Dustin DeMatteo
Edward Baer
Edward W. Martin
Eric Evers
Eric M and Marguerite M Kutz

Essam El-Maghrabi
Fernando Gonzalez
Francesco Caruso
Francesco Gaeta
Frank Adonnino
Frederick A. Garman
Frederico M. Caruso and Phyllis Graceffa
G. Andrew Male
Gary R. Steiner
Gene Duncan
George and Tracey Sellers
George Duncan
George Georgelis
George L. Thomas II
George L. Thomas II and Gretchen Thomas
Gian-Paolo Odorico
Giovanni Cucuzza
Giuseppe Amato
Giuseppe Ferrarelli
Gregory and Lorraine Orloff
Gregory Ebersole
Gregory Orloff
Hans Jurgen-Krock
Hart-Boillot, LLC (DBA HB Agency)
Henry Ofori-Atta
Holly G. Bell
HPM Investments LLC
Ignazio Caruso
IRA Resources Inc FBO Jon LaDelfa Roth IRA
IRA Resources Inc FBO Martin Estruch IRA
IRA Services Trust Company CFBO Bradley Scott White, IRA #IRA355586
IRA Services Trust Company CFBO David Smullen IRA #367710
IRA Services Trust Company CFBO Douglas J. Goepfert IRA #363649
IRA Services Trust Company CFBO Douglas J. Goepfert IRA #363650
IRA Services Trust Company CFBO Edward M Baer #IRA418122
IRA Services Trust Company CFBO Janet Veditz IRA
IRA Services Trust Company CFBO John Harnish IRA #419825
IRA Services Trust Company CFBO Judith A. White IRA #425898
IRA Services Trust Company CFBO Robert L White IRA #424547
IRA Services Trust Company CFBO Timothy Neil Smith IRA #413914
IRA Services Trust Company CFBO Victoria Edgerley
J. Tyler and Joan E. Zerbe
Jack K. Smith
Jack M. Manotti
James A. Bernieri
James C. and/or Dawna L. Heinrichs
James D. Greenberg
James E. Jewell
James F Olverd
Jason L. Herrold
Jason Layman
Jeffrey L. Schwartz
Jeffrey W. Ballagh
Jennifer H. Cheyney
Jeremy and Wendy Donham
Jeremy P. Feakins
Jim Garner
Jim and Linda Townsend
John Senft
John and Cathy Christie
John and Kathleen Staherski

John Benjamin Staherski
John D. Briggs
John L. Harnish
John Staherski
Jon A. Isaacson
Jon and Kristy Myers
Jon M LaDelfa
Jon M. LaDelfa
Jordon Morrison
Joseph A. Layman, Jr.
Joseph and Patricia Stalb
Joseph B. Townsend
Joseph Kunisky
Joseph Patrick O'Connell
Joshua M. Thomas
Joyce E. and Ronald E. Fink
Julia Fortier
Karen and Robert Klock
Kevin Scoles
Kris L. Mailey
Kristin S. Leonard
L. Andrew Pierson
Larry Snyder
Lawrence M. and Sandra S. Thomas
Lawrence Thomas
Lee Armstrong
Linda Baer
Lisa Baer Matson and Dave Matson
Lisa M. Nolt
Lisa Matson FBO David H. Matson
Lisa Matson FBO Emma Matson
Lisa Matson FBO James E. Matson
Lori E. & Jeffery A. Martin
Lori Townsend
Lynda L. Megoulas
Madison Baer
Mangold's Tax Service
Marc and Kim Roberts
Marcia L. Schultz
Mark Yana
Mark A. Steiner
Mark and Elizabeth Baer
Mark E. Baer
Mark Himelfarb
Mark Sant
Mark T. and Anne E. Zerbe
MART INN Inc.
Martin M. Estruch
Matthew B. Hoover
McStern LLC
Melissa K. Hutchinson
Melissa M. Olson
Meredith A. Thomas
Michael Allan Hall and Mary Ann Shanahan
Michael B. Hall
Michael Baer
Michael Emond
Michael J. Taylor
Michael J. Wernicki
Michael Perrucci
Michael R. and Romona M. Yergo

Michael R. Wilson, Jr.
Michael Shertzer
Michael Straub
Michelle Pokrifka
Michelle Pokrifka & Benjamin Pratt
Mike Sant
Mildred E. Shaver
MISO investments LLC
Natale Amato
Natalie C. Baer
Nicholas Boillot
Nicholas Chen
Nicole Armstrong
Nicolino Avicolli
Noreen M. Yazejian
Ocean Eight
Owen James Hannah
P. Alan and Linda K. Loss
Patricia A. Turner
Patricia Benedict
Patricia Lynn Fioramonti
Patrick McKenna
Paul & Susan Averill
Paul Glaab
Paula A. Vitz
PENSCO Trust Company Custodian FBO John Senft IRA #70003500
PENSCO Trust Company FBO Agnes Jones IRA #70003354
PENSCO Trust Company FBO Albin Irzyk Roth IRA #70001817
PENSCO Trust Company FBO Anthony Georgelis IRA #080000002068
PENSCO Trust Company FBO Beverly S. Provazzo Roth IRA #080000002547
PENSCO Trust Company FBO Brian P. Ford IRA #70002238
Pensco Trust Company FBO Charles F. Hartman, Jr. IRA #080000000864
PENSCO Trust Company FBO Diana B. Greenberg Roth IRA #
PENSCO Trust Company FBO Douglas L. Berman IRA #080000001242
PENSCO Trust Company FBO Elizabeth A Baer Roth IRA #2004128
PENSCO Trust Company FBO Essam El-Maghrabi IRA
PENSCO Trust Company FBO Gary Gasper IRA #70002400
PENSCO Trust Company FBO George A. Male IRA #080000001502
PENSCO Trust Company FBO Heidi P Robb IRA #080000003467
PENSCO Trust Company FBO Jack Staherski IRA #70002430
PENSCO Trust Company FBO James A Bernieri Roth IRA #080000002762
PENSCO Trust Company FBO James Bernieri IRA #2006573
PENSCO Trust Company FBO James Bernieri Roth IRA #20006572
PENSCO Trust Company FBO John Pako IRA #080000001469
PENSCO Trust Company FBO Jon Corbin IRA #70003308
PENSCO Trust Company FBO Kristin S. Leonard IRA #2006806
PENSCO Trust Company FBO Lawrence M. Thomas IRA #20006402
PENSCO Trust Company FBO Linda Kansa IRA #080000000737
PENSCO Trust Company FBO Lisa Bernieri IRA #2006574
PENSCO Trust Company FBO Lori E Townsend IRA #080000003516
PENSCO Trust Company FBO Lori Hershey Roth IRA #70002381
PENSCO Trust Company FBO Lynda L. Megoulas IRA #080000001505
PENSCO Trust Company FBO Matthew S. Leonard IRA #20006807
PENSCO Trust Company FBO Michael Baer Roth IRA #70002281
PENSCO Trust Company FBO Michelle Ruby Roth IRA #080000002197
PENSCO Trust Company FBO Nicholas J. Robert Roth IRA #080000002065
PENSCO Trust Company FBO Nicolle I. Pawelczyk IRA #70002408
PENSCO Trust Company FBO Paul J Bernieri Roth IRA #080000002791
PENSCO Trust Company FBO Peter S Benson IRA #080000003464
PENSCO Trust Company FBO Raymond Yazejian IRA #70003084
PENSCO Trust Company FBO Robert J. Wolfe IRA #080000001511

PENSCO Trust Company FBO Roger Carpenter IRA #20004801
PENSCO Trust Company FBO Russell Walton Roth IRA #20004781
PENSCO Trust Company FBO Sandra Duncan IRA #70002382
PENSCO Trust Company FBO Scott Keath IRA #20005225
PENSCO Trust Company FBO Suzanne G. Barham IRA #080000002122
PENSCO Trust Company FBO Tanya J. Georgelis IRA #080000002102
PENSCO Trust Company FBO Terry S. Ruby IRA #20006606
PENSCO Trust Company FBO Thomas Lacek II IRA #20006580
PENSCO Trust Company FBO Thomas R Hower Roth IRA #70002338
PENSCO Trust Company FBO Thomas W Townsend IRA #080000003515
PENSCO Trust Company FBO Thomas W. Hall Roth IRA #20004563
PENSCO Trust Company FBO Timothy R Hower IRA #20004766
PENSCO Trust Company FBO Tina Bowman IRA #70003242
PENSCO Trust Company FBO Tom J. Battle IRA #080000000545
PENSCO Trust Company FBO Tracy Kubena IRA #7003490
PENSCO Trust Company FBO Vincent C. Provazzo Roth IRA #080000002565
PENSCO Trust Company FBO William A. Patrick IRA #20007532
Peter Benson
Peter Evans
Peter H. Wolfson
Peter Piroli
Peyton Baer
Phillip L. Rickenbach
Phoenix Investment Mangement LLC
Pietro Carcioppolo
Queen Street Development Partners 1, LP
Ray K. and Nancy W. Woodward
Raymond V. Yazejian
Richard Montgomery Garrabrant
Richard S. Salamon
Richard Skala
Robert A. and Diane L. Pawelczyk
Robert J. Schefter And Nicole J. Grim
Robert L. Baker, Jr.
Robert P. Panco
Robert P. Shaver
Roberto Spatafora
Roger A. Carpenter, Jr
Ronald Fink
Ronald H and Norene C Taylor
Ronald L.
Ronald L. Ford
Rory Walker
Rosaria S. Caruso
Roy Bernardi
Russell Walton
Ryan Price
Samuel T. Cipriano
Sandra and Robert Casuilli
Sandra L. and Robert B. May
Sara Paine
Scott Keath
Scott Lennox & Joanna Lennox
Serena Cucuzza
Severino Marini
Sheldon Hunt
Son Hui and Jon Corbin
Son Hui Corbin
SRPN Partners
Stephen Oney
Stephen C. and Mary L. Boyer

Steve Keil
Steven J. Triantafyllou
Steven L. Johnson
Sue Curtis
Sue Curtis and Don Armstrong
Sun K. Pak
Sundazed LP
Ted Johnson
Terry S. and Michelle R. Ruby
The Jack D. Wallace & Majorie D. Wallace Recovable Trust
Thomas Wells
Thomas Townsend
Timothy R. Hower
Tod L. Bergen
Todd L. Oberman Living Trust
Tom & Lori Townsend
Tom J. Battle
Valentina Cucuzza
Vincenzo & Rosaria Taormina
Vita Chiara Caruso
Wanda E. Pargoe
Water and Energy Inc.
William A. Buchan
William K. and Angela H. Heiland
William R. Schultz
William Tell
Yarlas, Kaplan, Santilli and Moran, Ltd.
Zamalt, LLC

- We issued 4,000,000 shares of common stock pursuant to the exercise of certain warrants by 29 holders, which warrants were issued by pre-merger BBNA under an 1145 Bankruptcy exemption. The exercise price of these warrants was $0.50 per share for a total consideration of $2,000,000.

Anthony Mosca
Brian Smyth
Brian Vitz
Dana Peiterson
The David F Bolger Revocable Trust
David Schwartz
Eric M Kutz
Ignazio Caruso
James A Bernieri
Judson Street
Steve Keil
Charles Kinloch
Matthew B Hoover
Keith and Melissa Waligora
Mart Inn Inc.
Pensco Trust Company FBO Nicholas Robert IRA
Noel Smyth
Patrick Chieppor
Paul Bernieri
Ameriprise Treust Co FBO Paul L Ogurcak IRA
Gregory Ebersole
Lawrence Thomas
Pensco Trust Company FOB Peter H Wolfson
Bradley White
Michael R Wilson Jr
Joel Ditchik
Tom & Lori Townsend
Pamela & Carlton Boon

Timothy Smith

- We issued 120,235 shares of common stock at $0.85 per share under Rule 506 to the following seven investors. Total consideration received was $102,200.

  IRA Services Trust Company CFBO Robert L White IRA #424547
  IRA Services Trust Company CFBO Judith A. White IRA #425898
  Michael B. Hall
  Jonathan & Kristy Myers
  Steven M Carr
  Michael and Amy McHugh
  Chris and Sue Timan

- We issued 2,174 shares of common stock to the following providers of services to us under Section 4(a)(2) of the Securities Act of 1933, as amended. The value per share was $0.85. The value of the services was $1,848.

  Rachel Beddard
  Carolyn Artin

- We sold 139 convertible bonds for $1,200 each to five investors. Each bond can be converted to 1,000 shares of the Company's Common stock at $1.20 per share. These were sold under subsection (c) of Rule 506. Total consideration for the bonds was $166,800.

  William C Schultz
  Thomas & Ann Hinkle
  Richard Toews
  Catherine A Thoma Revocable Trust
  Steven and Cecelia O'Day

- We issued short-term notes with a face value of $2,465,000 along with 13,212,500 warrants with an exercise price of the greater of ½ of the Company's listing price on a public exchange or $0.425 per share. These were issued under Rule 506 to Jeremy P. Feakins & Associates, LLC.

There were no unregistered shares of us or any of our predecessors or affiliated issuers that were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer.
The exchange of LLC interests for shares of BBNA, Inc. was a conversion of such LLC units for shares in BBNA, Inc. upon conversion of the LLC into a corporation, and therefore can be viewed as an exchange of securities between an issuer and its existing security holders pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended. The securities described above as having been offered and sold pursuant to Rule 506 (other than 506(c)) were offered and sold only to accredited investors and without the use of general solicitation. Securities above described as having been offered and sold pursuant to Rule 506(c) were sold solely to accredited investors. Securities described above as having been offered and sold pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, were offered to a very limited number of investors (one to five), without the use of general solicitation.

ITEM 6. Other Present or Proposed Offerings

Neither we nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A at this time.

ITEM 7. Marketing Arrangements

Neither we nor any person named in Item 1 above is aware of any arrangement for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There is no underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

There are no experts named in this offering statement as having prepared or certified any part thereof that were employed for such purpose on a contingent basis or had a material interest in us or any of our parents or subsidiaries or was connected with us or any of our subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

We did not use a publication authorized by Rule 254 prior to the filing of this notification.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Date of this Preliminary Offering Circular: October __, 2014

PART II —OFFERING CIRCULAR

Ocean Thermal Energy Corporation

Type of securities offered: Common stock and rights to purchase common stock

Maximum number of securities offered: One right for each share of common stock held by each holder, or 76,677,147 rights, and 3,333,333 shares of common stock

Minimum number of securities offered: 1,333,334 shares of common stock

Price per security: Rights are distributed without charge; $1.50 per share of common stock purchased

Total proceeds: If maximum sold: $4,999,999.50 If Minimum sold: $2,000,001
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [x] No

If yes, what percent is commission of price to public? None

Is there other compensation to selling agent(s)? [ ] Yes [x] No

Is there a finder's fee or similar payment to any person? [ ] Yes [x] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [x] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [x] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [x] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[x] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify)

We plan to register, but have not yet registered, this offering in all fifty states of the United States, the countries in the European Union, Canada, and the U.S. Virgin Islands.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 83 pages.

Ocean Thermal Energy Corporation

***** Transferable Rights to Subscribe for up to 3,333,333 Shares of Common Stock at $1.50 per Share and up to 3,333,333 shares of Common Stock including shares issuable upon exercise of the Rights**

We are distributing at no charge to the holders of our common stock on October ___, 2014, which we refer to as the record date, subscription rights to purchase up to an aggregate of 3,333,333 shares of our common stock. We will distribute to you one right for every share of common stock that you own on the record date.

You are receiving this offering circular because you held shares of our common stock as of the close of business on October ___, 2014, the record date for this rights offering. As of the record date, there are 76,677,147 shares of common stock outstanding. We have granted you one right for each share of our common stock that you owned on the record date. You may purchase one share of our common stock for every 23.0032 rights granted to you. If you exercise your rights in full, you may also concurrently exercise an over-subscription right to purchase additional shares of common stock that remain unsubscribed at the expiration of the rights offering, subject to availability and allocation of shares among persons exercising this over-subscription right. The over-subscription rights allow a holder to subscribe for an additional amount equal to up to 500% of the shares for which such holder was otherwise entitled to subscribe. The exercise price for over-subscription rights is the same as the exercise price per whole share as the basic subscription rights. Rights may only be exercised for whole numbers of shares; no fractional shares of common stock will be issued in this offering.

We intend to offer any shares of common stock that remain unsubscribed (after taking into account all over- subscription rights exercised) at the expiration of the rights offering to the public at $1.50 per share of common stock.

The rights will expire at 5:00 p.m., New York City time, on November __, 2014, which date we refer to as the expiration date. If the rights offering is undersubscribed, we may extend the period for exercising the rights for up to an additional 30 trading days in our sole discretion. A "trading day" is any day the NASDAQ Stock Market is open for trading. Any rights not exercised at or before that time will expire worthless without any payment to the holders of those unexercised rights. There is a $2,000,001 minimum subscription amount required for consummation of the rights offering. We will raise no more than $$4,999,999.50 in this offering.

Summary of the Rights Offering

Securities Offered

We are distributing at no charge to the holders of our common stock on October __, 2014, which we refer to as the record date, 76,677,147 subscription rights to purchase up to an aggregate of 3,333,333 shares of our common stock. We intend to offer any shares of common stock that remain unsubscribed and additional shares up to a maximum of 3,333,333. We expect the total purchase price for the securities offered in this rights offering to be $$4,999,999.50 assuming full participation in the rights offering and full sale of additional shares of common stock, of which no assurances can be given.

Basic Subscription Right

We will distribute one right to the holder of record of every share of common stock that is held by the holder of record on the record date. 23.0032 rights entitle the holder to purchase one share of common stock at the subscription price of $1.50 per share, which we refer to as the basic subscription right.

Over-Subscription Right	Holders who fully exercise their basic subscription rights will be entitled to subscribe for additional shares that may remain unsubscribed as a result of any unexercised basic subscription rights, which we refer to as the over-subscription rights. The over-subscription rights allow a holder to concurrently subscribe for an additional amount equal to up to 500% of the shares of common stock that such holder was otherwise entitled to subscribe. Oversubscription rights are exercisable at the same price per whole share as basic subscription rights. Rights may only be exercised for whole numbers of shares; no fractional shares of common stock will be issued in this offering. The percentage of remaining shares of common stock each over-subscribing rights holder may acquire will be rounded down to result in delivery of whole shares.
Record Date	Close of business on October __, 2014.
Dealer-Manager	Not applicable, although we may determine to engage a dealer manager at a future date.
Commencement Date of Subscription Period	October ___, 2014.
Expiration Date of Subscription Period	5:00 p.m., New York City time, on November ___, 2014, unless extended by us as described in this summary below under "Extension, termination and cancellation." Any rights not exercised at or before that time will have no value and expire without any payment to the holders of those unexercised rights.
Subscription Price	$1.50 per share, payable in immediately available funds.
Use of Proceeds	The proceeds from the rights offering and the common stock, less fees and expenses incurred, will be used primarily for current operations, and for general working capital purposes.
Transferable	The rights being distributed to the holders are transferable but will not be listed on any stock exchange or quotation system.
No Recommendation	Our board of directors makes no recommendation to you about whether you should exercise any rights or purchase any shares. You are urged to consult your own financial advisors in order to make an independent investment decision about whether to exercise your rights or purchase shares. Please see the section of this offering circular entitled "Risk Factors" for a discussion of some of the risks involved in investing in our securities.
Minimum Subscription Requirement	There is a $2,000,001 minimum subscription requirement. We will only consummate the rights offering if the amount raised from the exercise of basic and over-subscription rights by the expiration date equals or exceeds $2,000,001.
Maximum Offering Size	We will we raise no more than $4,999,999.50 in this offering.
No Revocation	If you exercise any of your basic or over-subscription rights, you will not be permitted to revoke or change the exercise or request a refund of monies paid.
U.S. Federal Income Tax Considerations	A holder should not recognize income, gain, or loss for U.S. federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. You should consult your own tax advisor as to the particular consequences to you of the rights offering.

Extension, Termination and Cancellation	*Extension.* If the rights offering is undersubscribed, our board of directors may extend the expiration date for exercising your subscription rights for up to an additional 30 trading days in their sole discretion. If we extend the expiration date, you will have at least ten trading days during which to exercise your rights. Any extension of this offering will be followed as promptly as practicable by an announcement, and in no event later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. *Termination; Cancellation.* We may cancel or terminate the rights offering at any time and for any reason prior to the expiration date. Any termination or cancellation of this offering will be followed as promptly as practicable by announcement thereof, and in no event later than 9:00 a.m., New York City time, on the next business day following the termination or cancellation.
Procedure for Exercising Rights	If you are the record holder of shares of our common stock, to exercise your rights you must complete the exercise form on the reverse of the subscription rights certificate and deliver it to the subscription agent, Continental Stock Transfer & Trust Company, together with full payment for all the subscription rights (pursuant to both the basic subscription right and the over-subscription right) you elect to exercise. The subscription agent must receive the proper forms and payments on or before the expiration date. You may deliver the documents and payments by mail or commercial courier. If regular mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested. If you are a beneficial owner of shares of our common stock, you should instruct your broker, dealer, custodian bank, trustee or other nominee in accordance with the procedures described in the section of this offering circular entitled "The Rights Offering—Record Date Stockholders Whose Shares are Held by a Nominee."
Subscription Agent	Continental Stock Transfer & Trust Company.
Information Agent	MacKenzie Partners, Inc.
Questions	If you have any questions or need further information about this rights offering, please contact MacKenzie Partners, Inc., our information agent for the rights offering, at (212) 929-5500 (call collect) or (800) 322-2885 (toll-free) or via email at oterights@mackenziepartners.com.
Shares Outstanding on the Record Date	76,677,147 shares as of August 29, 2014 (which excludes outstanding options, warrants and preferred stock convertible into or exercisable for shares of common stock).
Shares Outstanding after Completion of the Rights Offering	Up to 80,010,480 shares of our common stock will be outstanding, assuming full participation in the rights offering and sale of the additional shares of common stock. These amounts exclude outstanding options, warrants and debt securities convertible into or exercisable for shares of common stock.
Issuance of the common stock	If you purchase shares pursuant to the basic or over-subscription right, we will issue certificates representing the shares of common stock to you promptly after receipt of payment after payment for all the shares subscribed for has cleared.
Risk Factors	Investing in our securities involves a high degree of risk. Stockholders considering making an investment in our securities should consider the risk factors described in the section of this offering circular entitled "Risk Factors."
Fees and Expenses	We will bear the fees and expenses relating to the rights offering.
Trading Symbol	Our common stock does not currently trade, but depository receipts are currently quoted and eligible for trading on the GXG Markets First Quote system under the symbol OTEC.

Distribution Arrangements	We do not currently have a dealer-manager for this offering, but reserve the right to retain one at a future date.

THE RIGHTS OFFERING

Terms of the Offer

We are distributing at no charge to the holders of our common stock on October __, 2014, subscription rights to purchase up to an aggregate of 3,333,333 shares of our common stock. We expect the total purchase price for the securities offered in this rights offering to be $4,999,999.50, assuming full participation in the rights offering, and we intend to make additional shares not subscribed for in the rights offering available, up to a maximum of 3,333,333 shares, or an aggregate offering of $4,999,999.50.

Each record date stockholder is being issued one right for every share of our common stock owned on the record date. Each right carries with it a basic subscription right and an over-subscription right.

23.0032 rights entitle the holder to purchase one share of common stock at the subscription price of $1.50 per share, which we refer to as the basic subscription right.

Holders who fully exercise their basic subscription rights will be entitled to subscribe for additional shares of common stock that remain unsubscribed as a result of any unexercised basic subscription rights, which we refer to as the over-subscription right. The over-subscription right allows a holder to subscribe for an additional amount equal to up to 500% of the shares for which such holder was otherwise entitled to subscribe. Over-subscription rights are exercisable at the same price per whole share as basic subscription rights. Over-subscription rights will be allocated *pro rata* among rights holders who over-subscribed, based on the number of over-subscription shares to which they subscribed. Rights may only be exercised for whole numbers of shares; no fractional shares of common stock will be issued in this offering. The percentage of remaining shares each over-subscribing rights holder may acquire will be rounded down to result in delivery of whole shares. You must exercise your rights with respect to the basic subscription right and the over-subscription right at the same time.

Rights may be exercised at any time during the subscription period, which commences on October __, 2014 and ends at 5:00 p.m., New York City time, on November ___, 2014, the expiration date, unless extended by us for up to an additional 30 trading days, in our sole discretion.

The rights will be evidenced by subscription rights certificates which will be mailed to stockholders, except as discussed below under "Foreign Stockholders." The subscription rights are transferable but will not be listed for trading during the course of this offering.

For purposes of determining the number of shares a rights holder may acquire in this offering, brokers, dealers, custodian banks, trust companies or others whose shares are held of record by any depository or nominee will be deemed to be the holders of the rights that are issued to such depository or nominee on their behalf.

There is a $2,000,001 minimum subscription amount. We will we not raise more than $4,999,999.50 in this offering.

Allocation and Exercise of Over-Subscription Rights

In order to properly exercise an over-subscription right, you must: (i) indicate on the reverse of your subscription rights certificate that you submit with respect to the exercise of the rights issued to you how many additional shares you are willing to acquire pursuant to your over-subscription right and (ii) *concurrently* deliver the subscription payment related to the over-subscription right at the time you make payment for your basic subscription right.

If there are sufficient remaining shares out of the aggregate 3,333,333 available for sale, all over-subscription requests will be honored in full. If requests for shares pursuant to the over-subscription right exceed the remaining shares available, the available remaining shares will be allocated *pro rata* among rights holders who over-subscribe based on the number of over-subscription shares to which they subscribe. The percentage of remaining shares each over-subscribing rights holder may acquire will be rounded down to result in delivery of whole shares. The allocation process will assure that the total number of remaining shares available for over-subscriptions is distributed on a *pro rata* basis. The formula to be used in allocating the available excess shares is as follows:

Number of Over-Subscription Shares Subscribed to by Exercising Rights Holder / Total Number of Over-Subscription Shares Available for Rights Holders Exercising Their Over-Subscription Right	X	Shares Available for Rights Holders Exercising Their Over-Subscription Right

Rights payments for basic subscriptions and over-subscriptions will be deposited upon receipt by the subscription agent and held in a segregated account with the subscription agent pending a final determination of the number of shares to be issued pursuant to the over-subscription right. If the pro-rated amount of shares allocated to you in connection with your over-subscription right is less than your over-subscription request, then the excess funds held by the subscription agent on your behalf will be returned to you promptly without interest or deduction. We will deliver certificates representing your shares of our common stock or credit your account at your nominee holder with shares of our common stock that you purchased pursuant to your over-subscription right as soon as practicable after the rights offering has expired and all proration calculations and reductions contemplated by the terms of the rights offering have been effected.

Brokers, dealers, custodian banks, trust companies and other nominee holders of rights will be required to certify to the subscription agent, before any over-subscription right may be exercised with respect to any particular beneficial owner, as to the aggregate number of rights exercised pursuant to the basic subscription right and the number of shares subscribed for pursuant to the over-subscription right by such beneficial owner.

Pro Rata Allocation if Insufficient Shares are Available for Issuance

If we receive a sufficient number of subscriptions, the aggregate dollar amount of the exercises could exceed the maximum $4,999,999.50 amount of this offering. In this case, we would reduce on a *pro rata* basis the number of subscriptions we accept so that: (i) we will not become obligated to issue, upon exercise of the subscriptions, a greater number of shares of common stock than we have authorized and available for issuance and (ii) the gross proceeds of this offering will not exceed the maximum $4,999,999.50 amount of this offering. In the event of any *pro rata* reduction, we would first reduce over-subscriptions prior to reducing basic subscription.

Expiration of the Rights Offering and Extensions, Amendments, and Termination

Expiration and Extensions. You may exercise your subscription rights at any time before 5:00 p.m., New York City time, on November __, 2014, the expiration date of the rights offering, unless extended. If the rights offering is undersubscribed, our board of directors may extend the expiration date for exercising your subscription rights for up to an additional 30 trading days, in their sole discretion. If we extend the expiration date, you will have at least ten trading days during which to exercise your rights. Any extension of this offering will be followed as promptly as practicable by an announcement, and in no event later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date.

We may choose to extend the expiration date of the rights in order to give investors more time to exercise their subscription rights in the rights offering. We may extend the expiration date of the rights offering by giving oral or written notice to the subscription agent and information agent on or before the scheduled expiration date. If we elect to extend the expiration date, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date.

Any rights not exercised at or before that time will have no value and expire without any payment to the holders of those unexercised rights. We will not be obligated to honor your exercise of subscription rights if the subscription agent receives the documents relating to your exercise after the rights offering expires, regardless of when you transmitted the documents.

Termination; Cancellation. We may cancel or terminate the rights offering at any time prior to the expiration date. Any cancellation or termination of this offering will be followed as promptly as practicable by an announcement or termination.

Reasons for the Rights Offering; Determination of the Offering Price

We are making the rights offering to raise funds for current operations, and for general working capital purposes. Prior to approving the rights offering, our board of directors carefully considered current market conditions and financing opportunities, as well as the potential dilution of the ownership percentage of the existing holders of our common stock that may be caused by the rights offering.

After weighing the factors discussed above and the effect of the approximately $5,000,000 in additional capital, before expenses, that may be generated by the sale of shares pursuant to the rights offering and sale of additional shares of common stock, our board of directors believes that the rights offering is in the best interests of our company. Although we believe that the rights offering will strengthen our financial condition, our board of directors is not making any recommendation as to whether you should exercise your subscription rights.

The subscription price per share for the rights offering was set by our board of directors. In determining the subscription price, the board of directors considered, among other things, the following factors:

- our business prospects;
- our assets, liabilities and cash flows;
- the fact that holders of rights will have an over-subscription right;
- the terms and expenses of this offering relative to other alternatives for raising capital;
- the size of this offering; and
- the general condition of the securities market.

Information Agent

MacKenzie Partners, Inc. will act as the information agent in connection with this offering. The information agent will receive for its services a fee estimated to be approximately $15,000 plus reimbursement of all reasonable out-of-pocket expenses related to this offering. The information agent can be contacted at the address below:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, NY 10016
Collect: (212) 929-5500
Toll-free: (800) 322-2885
Email: oterights@mackenziepartners.com

Subscription Agent

Continental Stock Transfer & Trust Company will act as the subscription agent in connection with this offering. The subscription agent will receive for its administrative, processing, invoicing and other services a fee estimated to be approximately $10,000 plus reimbursement for all reasonable out-of-pocket expenses related to this offering.

Subscription rights certificates, with the information required on the reverse thereof, must be sent together with full payment of the subscription price for all shares subscribed for through the exercise of the subscription right and the over-subscription right to the subscription agent by one of the methods described below.

We will accept only properly completed and duly executed subscription rights certificates actually received at any of the addresses listed below, at or prior to 5:00 p.m., New York City time, on the expiration date of this offering. See "Payment for Shares" below. In this offering circular, close of business means 5:00 p.m., New York City time, on the relevant date.

Subscription Rights Certificate Delivery Method

By Mail/Commercial Courier/Hand Delivery:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
(917) 262-2378

Delivery to an address other than the address listed above will not constitute valid delivery and, accordingly, we may reject it.

Any questions or requests for assistance concerning the method of subscribing for shares or for additional copies of this offering circular or subscription rights certificates may be directed to the subscription agent at its telephone number and address listed below:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
(917) 262-2378

Stockholders may also contact their broker, dealer, custodian bank, trustee or other nominee for information with respect to this offering.

Methods for Exercising Rights

Rights are evidenced by subscription rights certificates that, except as described below under "Foreign Stockholders," will be mailed to record date stockholders. Rights may be exercised by completing and signing the reverse of the subscription rights certificate that accompanies this offering circular and mailing the certificate in the envelope provided, or otherwise delivering the completed and duly executed subscription rights certificate to the subscription agent, together with payment in full for the shares at the subscription price by the expiration date of this offering. Completed subscription rights certificates and related payments must be received by the subscription agent prior to 5:00 p.m., New York City time, on or before the expiration date, at the offices of the subscription agent at the address set forth above.

Exercise of the Over-Subscription Right

Rights holders who fully exercise all basic subscription rights issued to them may participate in the over-subscription right by indicating on the reverse of their subscription rights certificate the number of shares they are willing to acquire. If sufficient remaining shares are available after the basic subscription, all over-subscriptions will be honored in full; otherwise, remaining shares will be allocated on a *pro rata* basis as described under "Allocation of Over-Subscription Right" above.

Record Date Stockholders Whose Shares are Held by a Nominee

Record date stockholders whose shares are held by a nominee, such as a broker, dealer, custodian bank, trustee or other nominee, must contact that nominee to exercise their rights. In that case, the nominee will complete the reverse of the subscription rights certificate on behalf of the record date stockholder and arrange for proper payment by one of the methods set forth under "Payment for Shares" below.

Nominees

Nominees, such as brokers, dealers, custodian banks, trustees or depositories for securities, who hold shares for the account of others, should notify the respective beneficial owners of the shares as soon as possible to ascertain the beneficial owners' intentions and to obtain instructions with respect to the rights. If the beneficial owner so instructs, the nominee should complete the reverse of the subscription rights certificate and submit it to the subscription agent with the proper payment as described under "Payment for Shares" below.

General

All questions as to the validity, form, eligibility (including times of receipt and matters pertaining to beneficial ownership) and the acceptance of subscription forms and the subscription price will be determined by us, which determinations will be final and binding. No alternative, conditional or contingent subscriptions will be accepted. We reserve the right to reject any or all subscriptions not properly submitted or the acceptance of which would, in the opinion of our counsel, be unlawful.

We also reserve the right to waive any deficiency or irregularity with respect to any subscription rights certificate. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We will not be under any duty to give notification of any defect or irregularity in connection with the submission of subscription rights certificates or incur any liability for failure to give such notification.

Rights are Transferable

The rights are transferable but will not be listed for trading.

Foreign Stockholders

Subscription rights certificates will not be mailed to foreign stockholders. A foreign stockholder is any record holder of common stock on the record date whose address of record is outside the United States and Canada, or is an Army Post Office (APO) address or Fleet Post Office (FPO) address. Foreign stockholders will be sent written notice of this offering. The subscription agent will hold the rights to which those subscription rights certificates relate for these stockholders' accounts, subject to that stockholder making satisfactory arrangements with the subscription agent for the exercise of the rights, and follow the instructions of such stockholder for the exercise of the rights if such instructions are received by the subscription agent at or before 11:00 a.m., New York City time, on November ____, 2014, three business days prior to the expiration date (or, if this offering is extended, on or before three business days prior to the extended expiration date). If no instructions are received by the subscription agent by that time, the rights will expire worthless without any payment to the holders of those unexercised rights.

Payment for Shares

A participating rights holder may send the completed subscription rights certificate together with payment for the shares acquired in the subscription right and any additional shares subscribed for pursuant to the over-subscription right to the subscription agent based on the subscription price of $1.50 per share. To be accepted, the payment, together with a properly completed and executed subscription rights certificate, must be received by the subscription agent at the subscription agent's office set forth above (see "—Subscription Agent"), at or prior to 5:00 p.m., New York City time, on the expiration date.

All payments by a participating rights holder must be in U.S. dollars by money order or check or bank draft drawn on a bank or branch located in the U.S. and payable to Continental Stock Transfer and Trust as Agent for benefit of (FBO) OTEC Subscription. Payment also may be made by wire transfer to ________________, ABA No. ________, Account _________, Continental Stock Transfer and Trust as Agent for benefit of (FBO) OTEC Subscription, with reference to the rights holder's name. The subscription agent will deposit all funds received by it prior to the final payment date into a segregated account pending pro-ration and distribution of the shares.

The method of delivery of subscription rights certificates and payment of the subscription price to us will be at the election and risk of the participating rights holders, but if sent by mail it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment prior to 5:00 p.m., New York City time, on the expiration date. Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified or cashier's check or money order.

Whichever of the methods described above is used, issuance of the shares purchased is subject to collection of checks and actual payment.

If a participating rights holder who subscribes for shares as part of the subscription right or over-subscription right does not make payment of any amounts due by the expiration date, the subscription agent reserves the right to take any or all of the following actions: (i) reallocate the shares to other participating rights holders in accordance with the over-subscription right; (ii) apply any payment actually received by it from the participating rights holder toward the purchase of the greatest whole number of shares which could be acquired by such participating rights holder upon exercise of the basic subscription any over-subscription right; and/or (iii) exercise any and all other rights or remedies to which it may be entitled, including the right to set off against payments actually received by it with respect to such subscribed for shares.

All questions concerning the timeliness, validity, form and eligibility of any exercise of rights will be determined by us, which determinations will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. The subscription agent will not be under any duty to give notification of any defect or irregularity in connection with the submission of subscription rights certificates or incur any liability for failure to give such notification.

Participating rights holders will have no right to rescind their subscription after receipt of their payment for shares.

Delivery of Stock Certificates

Stockholders whose shares are held of record by any depository or nominee on their behalf or on behalf of their broker, dealer, custodian bank, trustee or other nominee will have any shares that they acquire credited to the account of such depository or nominee. With respect to all other stockholders, stock certificates for all shares acquired will be mailed promptly after payment for all the shares subscribed for has cleared.

Distribution Arrangements

There is no dealer-manager for this offering at this time. If we do not complete the maximum amount of the rights offering, we may retain a dealer-manager to complete the offering.

To the extent we have shares remaining available (after taking into consideration all requested over-subscription rights), we will offer those shares to the public at the $1.50 per share purchase price.

THE REOFFERING OF REMAINING SHARES

Preliminary Nonbinding Subscriptions during Pendency of Rights Offering

We will permit prospective investors who are not stockholders eligible to participate in the rights offering and who desire to purchase shares of our common stock the right to submit nonbinding subscriptions with respect to shares of the common stock. Prospective investors who wish to do so should complete, date, and sign the preliminary subscription agreement which accompanies this offering circular and return it to:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
(917) 262-2378

Preliminary subscriptions are NOT binding on subscribers. Do NOT send payment for your shares at this time. Upon the completion of our rights offering, we will furnish an offering circular supplement that sets forth the results of our rights offering and the amount of unsubscribed shares accompanied by an acknowledgment of subscription to all subscribers. A copy of the acknowledgment of subscription accompanies this offering circular. Upon receipt of the offering circular supplement, each subscriber will be asked to do the following:

- Complete, date, and sign the acknowledgment of subscription.
- Make a check payable to "Ocean Thermal Energy Corporation" in an amount equal to the subscription price of $1.50 times the number of shares of common stock subscribed for.
- Return the completed acknowledgment of subscription and check to:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
(917) 262-2378

UPON OUR RECEIPT OF THE ACKNOWLEDGMENT OF SUBSCRIPTION, THE PRELIMINARY SUBSCRIPTION AGREEMENT WILL BECOME BINDING ON AND IRREVOCABLE BY THE SUBSCRIBER UNTIL THE EXPIRATION DATE OF THE REOFFER PERIOD.

Expiration Date

The reoffer period will expire at the earlier of 5:00 p.m., New York City time, 30 trading days after expiration of the rights or the date on which we have accepted subscriptions for all shares remaining for purchase as reflected in the offering circular supplement. We refer to this date as the "Reoffer Expiration Date."

Discretion to Accept Subscriptions

We have the right, in our sole discretion, to accept or reject any subscription in whole or in part on or before the Reoffer Expiration Date. If we receive subscriptions for a total of more than that number of shares of common stock available for sale in the reoffer period, we may limit the number of shares sold to any subscriber. As a result, you may not receive any or all of the shares for which you subscribe.

We will notify subscribers no later than ten days after the expiration date as to whether and to what extent their subscriptions have been accepted. If we do not accept all or a portion of a subscription, we will return to the subscriber the unaccepted portion of the subscription funds, without interest.

Issuance of Stock Certificates

Promptly after the acceptance of a subscription, we will issue stock certificates representing the shares of common stock purchased by investors in the reoffer period. We will follow the instructions contained in the accepted Subscription Agreements when we issue the stock certificates.

Subscription Proceeds

We will promptly deposit all subscription proceeds as we receive them in a noninterest-bearing deposit account. Upon our acceptance of a subscription, the related subscription proceeds due to us will become immediately available for our use. Promptly following the Reoffer Expiration Date, we will refund any amounts due to subscribers whose subscriptions we did not accept as described under "Discretion to Accept Subscriptions" above.

THE COMPANY

1. *Exact corporate name*: Ocean Thermal Energy Corporation

State and date of incorporation: The Company's immediate predecessor, Broadband Network Affiliates, LLC, was formed as a Nevada limited liability company on August 6, 1999 and converted to a Delaware corporation on December 17, 2013. Ocean Thermal Energy Corporation, a Delaware corporation (referred to herein as "Ocean Thermal Energy Corporation (Delaware)"), was incorporated October 18, 2010 and was merged with and into BBNA, Inc. on December 31, 2013 (the "Merger"), after which BBNA, Inc. changed its name to Ocean Thermal Energy Corporation. References in this Offering Circular to the "issuer," "we," "us" or the "Company" refer to Ocean Thermal Energy Corporation, the post-Merger entity.

Street address of principal office: 800 South Queen Street, Lancaster, PA 17603

Company Telephone Number: (717) 299-1344

Fiscal year: December 31

Person(s) to contact at Company with respect to offering:

Jeremy P. Feakins, Director, Chairman of the Board, Chief Executive Officer and acting Chief Financial Officer

2. ***RISK FACTORS***

(1) **We are reliant on our key executives and personnel** - Our business, development and prospects are highly dependent upon the continued services and performance of our directors and other key personnel. The experience, technical skills and commercial relationships of our personnel provide us with a competitive advantage. We believe that the loss of services of any existing key executives, for any reason, or failure to attract and retain necessary personnel, could have a material adverse impact on our business, development and financial condition, results of operations and prospects.

(2) **We currently do not maintain key man insurance** - There is no key man life insurance in place with respect to our key personnel.

(3) **Funding for our key projects may not be completed –** Our business is to build and operate power generation and air conditioning plants, for which large amounts of capital are required. We have received and executed a Term Sheet and Mandate Letter from Deutsche Bank, New York, NY, offering us approximately $100,000,000 in debt financing for our Baha Mar project, our first major project, which is discussed in more detail in Question 3 below. However, it is possible that we will not successfully reach financial close on the Baha Mar project with Deutsche Bank or any other financier, which would have a material adverse effect on our business.

(4) **We may not be able to collect the project arrangement fee we anticipate collecting at financial close of the Baha Mar project, even if we are successful in funding the Baha Mar project** - We anticipate we will be able to charge an arrangement fee at the time we raise the funds for each of our projects. While we understand this to be normal market practice the payment of such fee will be negotiated with the senior project lender, and it is not possible to state with certainty that the senior project lender will permit such charges to be paid to us.

(5) **Our investment in the Baha Mar project to date may not be fully credited to our portion of project equity at financial close.** As of the date of this filing, we have invested approximately $6,000,000 in the development of Baha Mar. The assets of this project are held by another entity of which we are currently an equity owner. While we expect the full amount of our investment in the project to count towards our equity in the project, there can be no assurance that this will be the case. We anticipate that our equity ownership in the entity that owns the project will exceed fifty-one percent (51%), but there can be no assurance that this will be the case. The revenue we receive from this project once it becomes operational will be a direct function of the equity we own in the entity that owns the project, so a reduction in our equity ownership of this project would have negative effects on its financial benefit to us, and a reduction below 50.001% could affect our control position in the project, and change the manner in which we account for Baha Mar revenues, cash flows, and earnings on our financial statements.

(6) **Prepaid project costs may not be reimbursed** - In order to win new contracts to build and operate new facilities, we will be required to pay for costs incurred in connection with carrying out feasibility studies or similar work prior to such contracts being entered into and prior to project funding being received. We expect that these costs would most often be reimbursed out of the project funding, but if we are unsuccessful in entering into a contract to build a facility, or even after we enter into such a contract we are unable to secure funding for that project, we may not be reimbursed for our up-front expenses. Even if we do secure a contract and financing, if the other partners in a project are unwilling to reimburse our costs in the terms of additional equity owned in the entity that owns and operates the project, we would suffer reduced equity in the project, or a higher level of project expenses than we anticipate.

(7) **Our projects may be delayed or may not be completed –** We plan to be engaged in long-term construction projects and,

once in operation, the operation of ocean thermal energy conversion ("OTEC") and seawater air conditioning ("SWAC") plants over the 20-year or 30-year life of the service agreements for such projects. Any significant delay in the projects becoming operational may result in project revenues being deferred or in our being in breach of contract. While we have carefully mapped out the revenues and costs relating to each project, unforeseen costs could have a material adverse impact on the returns generated by each project. In addition, we negotiate with governments and other large organizations, where sales cycles are typically very long.

(8) **Competition may increase** - We believe there is currently limited direct competition in the business of designing, building and operating OTEC and SWAC facilities. This may change and competition may substantially increase, potentially making it difficult for us to win new contracts or operate profitably. We compete with all other types of power generation and air conditioning technologies, and any reduction in cost, environmental improvement or improvement in technology may make competing methods more economical or more attractive.

(9) **Technological advancements may render our products and services obsolete –** We operate in a fast-moving sector where new forms of power generation are continuously being researched. While we are currently confident that there is a market for our products, new developments may render such products obsolete or uncompetitive in the future.

(10) **We may not successfully manage growth** - We intend to execute certain expansion strategies. Our growth and future success will be dependent to some extent on the successful completion of the expansion strategies and the sufficiency of demand for our products and services. The execution of our expansion strategies may also place a strain on our managerial, operational and financial reserves. Should we fail to effectively implement such expansion strategies or should there be insufficient demand for our products and services, our business operations, financial performance and prospects would be adversely affected.

(11) **We may require additional investment capital** – We may require additional capital in the future for expansion, company operations, and/or business development, whether from equity or debt sources. There can be no guarantee that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. If additional funds are raised by issuing equity securities, or convertible debt securities, material dilution to the then-existing shareholdings may result. The level and timing of future expenditure will depend on a number of factors, many of which are outside of our control. If we are unable to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon such expansion, activities and/or business development which could adversely impact our business, development, financial condition, operating results and/or prospects.

(12) **Litigation could have a material adverse effect** – Legal proceedings, with or without merit, may arise from time to time in the course of our business, including in connection with intellectual property rights. We cannot prevent litigation from being brought against us. Any litigation brought against us could have a material adverse effect on our financial condition or results or operations. Our business may be materially adversely affected if we and/or our employees or agents are found liable for not having met the appropriate standard of care or exercised their discretion or authority in a prudent or appropriate manner in accordance with accepted standards.

(13) **Failure to implement internal controls could have a material adverse effect** – Our future growth and prospects will depend on our ability to manage our business and to continue to expand and improve operational, financial and management information and quality control systems on a timely basis, while at the same time maintaining effective cost controls. Any failure to expand and improve operational, financial and management information and quality control systems in line with our growth could have a material adverse effect on our business, financial condition and results of operations.

(14) **Changing laws and regulations can adversely affect our business** - We will be subject to laws in various jurisdictions, including the United States, Commonwealth of The Bahamas, Sweden, the United Kingdom and the many jurisdictions where we have or may in the future have projects. Existing and future legislation, regulation and actions could cause additional expense, capital expenditure and restrictions and delays in our activities, the extent of which cannot be predicted. No assurance can be given that new laws, rules and regulations will not be enacted or existing laws, rules and regulations will not be applied in a manner which could limit or curtail certain of our activities or services or reduce their profitability.

(15) **Failure to maintain or form key relationships could adversely affect our business** - We rely significantly on maintaining good relationships with other entities (including with our joint venture partners, collaborators, customers, suppliers and contractors) and with regulatory and government (including regional government) agencies. There can be no assurance that our existing relationships will continue or that new ones will be successfully formed, and we could be adversely affected by changes to such relationships or difficulties in forming new relationships. Any circumstances which cause the early termination or non-renewal of one or more of these key business relationships could adversely impact our business, development, financial condition, operating results and/or prospects.

(16) **We may not receive required permits** – Our projects require us to obtain certain required permits. It is possible that not all required permits will be obtained, or if necessary permits are available, some may be difficult to obtain in a timely or cost-effective manner. We anticipate that the existence and degree of these risks could vary considerably between various locations, as permitting laws also vary between jurisdictions and governmental entities. We believe that by seeking site locations in countries or states with mandated renewable energy goals, such as the Commonwealth of The Bahamas, the political atmospheres that spawned such mandates should also be conducive to encouraging permits for renewable energy projects, which could in turn reduce permitting risks, but there is no guarantee that this belief will prove accurate.

(17) **We are subject to changing attitudes about environmental risks** – Our projects and proposals may face opposition from environmental groups. Each project is also expected to have different environmental issues, especially as many of our projects are not based in the U.S., and non-U.S. territories having a wide range of environmental standards. We intend to solicit input from environmental organizations and activists early in our design process in relation to our projects so that we can incorporate some or all of these organizations' recommendations into the project, thereby avoiding subsequent conflict or opposition, but there can be no assurance that such outreach will be effective in all cases, and if it is not, opposition to our projects could increase our cost and adversely affect the results of our operations.

(18) **We may be unable to find land suitable for our projects** – Each project site requires land of differing characteristics to permit the cost-effective construction of OTEC or SWAC plants, and suitable land may not always be available. Even if available, such land may be difficult to obtain in a timely or cost-effective manner. For example, we would prefer to place OTEC power systems and facilities as close to the ocean as possible. We hope to mitigate this risk by using land owned by local governments, rather than private individuals or entities, as targeting local governments with favorable energy policies or mandates should reduce land rights risks. Inability to secure appropriate land at a reasonable cost may render certain or our future projects economically unfeasible.

(19) **There may be greater cost in building OTEC plants that generate over of 10 megawatts of electricity** – In order to successfully obtain debt financing for OTEC facilities, we must find engineering, procurement and construction ("EPC") contractors willing to enter into fixed-price contracts at a pricing that is economically viable for us. We have indications that EPC contractors, including our own partners, are willing to consider fixed price arrangements for up to 10 megawatt ("MW") OTEC facilities, but we have not yet discussed performance risk guarantees for OTEC plants greater than 10MW. The cost of construction for larger OTEC power systems may vary considerably. Such variances could include increases in construction costs, design costs and component procurement costs. As we gain more experience, we may improve upon efficiencies and accuracy in pricing. Failure to procure EPC contractors willing to perform fixed price contracts on facilities that produce more than 10MWs may have a material adverse effect on our operations.

(20) **We are subject to the laws of multiple jurisdictions** - Substantially all of our operations are conducted through subsidiaries that are organized under the laws of overseas jurisdictions and that may be further affected by local laws in each project jurisdiction. It is likely that the legal protections available to us under foreign laws, rules and regulations will be different from those available in the U.S., and any litigation or regulatory enforcement action in non-U.S. law governed territories may be protracted, and could result in substantial costs and diversion of financial and managerial resources.

(21) **We are subject to special risks due to operating in emerging markets** - Many of the territories that are best suited to our operations are in emerging markets. The political, economic, and social conditions in these jurisdictions will differ from those in more developed countries in many respects, including economic structure, level of government involvement, level of development, growth rate, control of foreign exchange, capital reinvestment, allocation of resources, and the level of reliance on the rule of law. These governments regularly play a significant role in regulating industrial development by imposing industrial policies, and there can be no assurance that these governments will pursue policies of economic reform or that the direction of such reform will be beneficial to us. It is unclear how future economic reforms and macro-economic developments will affect the economic development of these jurisdictions. Further, there can be no assurance that such measures will be applied consistently and effectively or that we will benefit from or will be able to capitalize on such reforms. Our business may be adversely affected by any reform or an increase in lawlessness in such jurisdictions.

Emerging markets are often associated with high growth rates that may not be sustainable and may be accompanied by periods of high inflation. Rising inflation or related government monetary and economic policies in certain project jurisdictions may affect our ability to obtain external financing and reduce our ability to implement our expansion strategy. We can give no assurances that a local government will not implement general or project-specific measures to tighten external financing standards, or that, if any such measure is implemented, it will not adversely affect our future operating results and profitability.

(22) **We are subject to foreign exchange risk** – We are exposed to exchange rate fluctuations; principally those affecting the U.S. dollar and other currencies in jurisdictions in which we will conduct future business. Changes in foreign currency exchange rates may affect our pricing of products sold and materials purchased in foreign currencies. We may be able to reduce our exposure using certain derivative financial instruments, including foreign currency futures contracts, but these measures may or may not reduce our risk, and could require an increase in operating expenses.

(23) **We are exposed to risks related to the overall economic climate** – We may be affected by unforeseen events outside of our control, including economic and political events and trends, inflation and deflation and/or currency exchange fluctuation. The combined effect of these factors is difficult to predict, and the value of our common stock could be affected adversely by changes in economic, political, administrative, taxation or other regulatory factors in any jurisdiction in which we operate. Deterioration in the economic climate could also result in a delay or cancellation of our OTEC and SWAC projects.

(24) **We are exposed to adverse consequences of force majeure events** – There is a risk that the markets in which we currently operate could be affected by events such as war, civil war, riot or armed conflict, acts of terrorism, floods, hurricanes, tsunamis, explosions or other catastrophes, epidemics or quarantine restrictions, which are outside of our control and generally not covered by insurance. Such events could have a variety of materially adverse consequences to us, including risks and costs related to decline in revenues or reputational damage, and injury or loss of life, as well as litigation related thereto.

(25) **Our shares are illiquid** – Although our depository receipts are quoted on and eligible for trading on the GXG Markets First

Quote system, there is not currently a trading market in our shares, and one may not develop. If one does not develop, you may be required to hold your shares for an indefinite period of time.

(26) **The price of our common stock may experience considerable volatility over time** – If our shares do begin trading, the trading price may become subject to large price fluctuations in response to a number of events and factors, such as variations in operating results, announcements of innovations or new services by us or our competitors, changes in financial estimates and recommendations by securities analysts, the share price performance of other companies that investors may deem comparable to us, news reports relating to trends in our markets, large purchases or sales of our common stock, liquidity (or absence of liquidity) in our common stock, currency fluctuations, legislative or regulatory changes and general economic conditions. These fluctuations may adversely affect the trading price of our common stock, regardless of our financial performance.

(27) **We may not declare dividends** – There can be no assurance as to the level of future dividends, if we ever declare a dividend. The declaration, payment and amount of any future dividends on our common stock are set by our board of directors at its sole discretion, and will depend upon, among other things, our earnings, financial position, cash requirements and availability of profits, as well as the provisions of relevant laws and/or generally accepted accounting principles.

(28) **The offering price has not been set by any trading market** - The offering price per share (the "Offering Price") has been determined by our board of directors and may not relate to our net asset value, net worth or any established criteria or value, either market or otherwise. There can be no guarantee that shares of our common stock will ever be worth equivalent to or greater than the Offering Price.

(29) **The market's perception of us may decline** - Market perception of us may change, potentially affecting the value of investors' holdings and our ability to raise additional funds through the issuance of additional common stock or other equity-linked securities, or otherwise.

(30) **This offering may not be suitable for you** - You should consider carefully whether an investment in our stock is suitable in the light of your personal circumstances and the financial resources available to you. An investment in our shares involves a high degree of risk and may not be suitable for all recipients of this Offering Circular. We advise you to consult an appropriate investment advisor before making a decision to invest in our shares.

(31) **We will be subject to adverse changes in the price of traditional energy sources such as oil and natural gas** - The price of hydrocarbon-based energy varies with new energy discoveries and changes in technology pertaining to oil and gas production and transportation. While we believe that our products will be attractive even if oil and gas prices decline in the future, there can be no assurance that this is true. Prospective customers at least in part make purchasing decisions based on the economic attractiveness of various energy-producing alternatives, making a decline in the prices of these energy-producing alternatives a risk to our operations.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. *With respect to the business of the Company and its Properties:*

(a) Describe in detail what *business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.*

We are a renewable electricity and chilled water provider (for air conditioning), and we plan to offer potable water systems that are co-located with our electricity-generation facilities. We have formed as a Delaware subchapter C corporation, and have formed various subsidiaries to directly own and manage our various projects around the world.

Business Model

We intend to design, build, own and operate electricity generation plants based on the principles of ocean thermal energy conversion (OTEC) described below. We also intend to design, build, own and operate water chilling / air cooling facilities based on the principles of seawater air conditioning (SWAC), also as described below. We intend to design, build, own and operate such plants around the world in locations that make application of these technologies practical. We currently have one SWAC project underway pursuant to an Energy Services Agreement (''ESA'') with the Baha Mar resort in The Bahamas, and have a number of memoranda of understanding regarding future potential projects. The lifespan of a project is expected to be as set forth below (summarized initially in the following table, with more detail that follows). The steps involved in each project are often set forth in a memorandum of understanding, which is typically entered into at the beginning of each project. The following is intended to be illustrative, but the particular characteristics of each project, and the time required for each stage, may vary significantly:

Stage	**Estimated Time (months)**	**Cumulative Estimated Time (months)**
Feasibility study to determine the suitability of OTEC or SWAC technology, and business negotiations	11 months	11 months
Energy Services Agreement (ESA) for SWAC or Power Purchase Agreement (PPA) for OTEC executed	1 month	12 months
Pre-development activities	4 months	16 months
-Refine design details	- 2 months	-
-Environmental impact study	- 2 months	-
Engineering studies	2 months	18 months
Government approvals and permits	1 month	19 months
Financing activities	2 months	21 months
Financial close	1 month	22 months
Construction (by EPC partner, which varies by project)	21 months	43 months
Begin and conduct operations	Beyond 43 months	

<u>Feasibility Study and Design</u>

The first step in evaluating OTEC or SWAC feasibility and performance for a given country and location is to perform a feasibility study. The feasibility study evaluates the resource conditions for OTEC or SWAC and, through the use of our proprietary software design tool, OTE SIM, a proposed initial design of the plant is determined as well as its estimated performance and cost. OTE SIM draws from OTEC designs, experience, data, and test results of numerous OTEC research and development plants developed and tested dating back to the late 1970s.

<u>Power Purchase Agreement (PPA) or Energy Services Agreement (ESA) Execution and Post-Execution Activities</u>

The PPA and ESA contracts memorialize and make legally binding our relationship with our customer. Once these documents are executed, in no particular order, we conduct additional studies (as necessary), refine our design details, conduct engineering studies (as necessary), and begin the process of securing financing to build the project.

Financing

We expect to fund the majority of the required capital amount required for each project with senior secured and mezzanine debt. We expect to create a country-specific, wholly-owned subsidiary for each project, which will in turn own a special purpose vehicle (SPV) that we will create to own the facility itself and hold the debt for such project. We expect we will be required to contribute approximately 10% to 25% of the required capital for each project to the special purpose vehicle as an equity investment. We expect to fund our equity ownership in each special purpose vehicle from internally-generated cash flow (revenues) or through additional capital raising activities. Our goal is to be the sole or majority equity owner of each special purpose vehicle, but we may be required in certain cases to partner with other equity investors. We then would procure the remainder of each project's financing through debt funding partners. In the case of our Baha Mar project, we believe that 90% of project funding will come from senior debt and mezzanine debt, leaving a ten percent (10%) equity capital requirement, although we cannot be certain of this until after financial close (described below).

Financial Close

Financial close occurs when all of the funding for a project has been raised, at which point construction can commence. We would typically receive a project arrangement fee at the point of financial close, although whether an arrangement fee will be paid may be a matter of negotiation with other partners.

Permitting

Following the financial close, we may need to apply for permits to allow the construction of the project to start.

Construction

Once we have designed the system, we will review the design with our engineering, procurement, and construction ("EPC") partner (currently DCO Energy) to maximize the chances that the project can be delivered according to plan and on budget. Construction contracts are expected to be fixed price and to include penalties if the construction timetable is missed. We are currently in the late stages of finalizing our contract with DCO Energy for the Baha Mar project.

Operation

For OTEC (electricity generating) facilities we intend to enter into 20 to 30 year power purchase agreements ("PPAs") pursuant to which the project would supply fixed price, baseload electricity to its customers. This agreement structure allows customers to plan and budget their energy costs over the life of the contract. For our SWAC (air conditioning) systems, we intend to enter into 20 to 30 year energy service agreements ("ESAs") to supply minimum quantities of chilled water for use in a customer's air conditioning system. Our signed Baha Mar ESA has a term of 20 years, but can be extended further by written consent of both parties.

For OTEC and SWAC, the operations of the plant will be sub-contracted to third parties who will take responsibility for ensuring the efficient operation of the plants. We will be less exposed to any operational risk through the use of these subcontracting arrangements. Our goal is that each OTEC and SWAC project we undertake will conform to a template we have developed to permit the PPAs and ESAs to yield minimum target internal rates of return (IRRs), but there can be no guarantee that they will be achieved in practice, and our first projects are likely to have lower returns than our subsequent projects. Variances in IRR may occur due to a range of factors, some of which, including availability and structure of project finance and localized issues such as taxes, may be outside of our control.

We expect our OTEC contract pricing will either be charged on an "energy only" price per kWh or on the basis of a capacity payment priced per kW per month and an energy usage price per kWh. We expect this will enable us recoup our funding costs and capital repayments and allow us to earn a profit.

SWAC contract charges are likely to include three elements:

- Fixed Price – this is based upon the capital costs of the project paid over the term of the debt and with the intention of covering the costs of debt as well as a return on equity invested.

- Operation and Maintenance Payment – this covers the cost of the labor and fixed overheads needed to run the SWAC system as well as any traditional chiller plant operating to fulfil back-up or peak load requirements.

- Chilled Water Payment – is a variable charge based on the actual chilled water use and chilled water generated both by the SWAC and conventional system at the agreed upon conversion factors of kW/ton and current electricity costs in US$ per kWh.

While some of each project's early stage costs will be funded by us, we believe we will be able to recoup these costs in full at financial close from the funds we raise for each project. The cash flows of each project will normally involve the following phases:

- Initial outflow for expenditures on feasibility studies and permits;
- Inflow upon reimbursement of study and permit costs at financial close;
- Inflows to the special purpose vehicle in the form of project funding to fund the outflows of the costs of design and construction paid by the special purpose vehicle;
- Inflows in the form of income from each project when the project funding is raised; and
- Inflows in the form of payments under PPAs and ESAs to service and repay project funding and provide a return on investment.

Revenues

We anticipate that we will be able to charge a fee at financial close for each of our projects. We understand this to be normal market practice and we expect to receive an arrangement fee at financial close for the Baha Mar project, but it is not possible to state with certainty that the funders will permit us to receive such a fee. In addition, we expect to earn revenues from our share of the equity in each project, as well as revenues we derive from the operation and management of each facility. Lastly, we believe we may earn additional revenues from water desalination (OTEC only), fresh water sales (OTEC only), and nutrient-rich water sales for use in aquaculture (OTEC and SWAC).

Project Partners

We have entered into memoranda of understanding with several parties in respect of plant construction and the funding of the projects. A brief summary of the advisers and their background is shown below:

DCO Energy, LLC (www.dcoenergy.com)

DCO Energy, LLC is an independent American energy development company specializing in the development, engineering, construction, start up, commissioning, operation, maintenance and management, as well as ownership of central energy centers, renewable energy projects and combined heat, chilling and power production facilities.

DCO was formed in 2000 and has independently developed and/or operated energy producing facilities of approximately 275MW of electric, 400 MMBtu/hr of heat recovery, 1,500 MMBtu/hr of boiler capacity and 130,000 tons of chilled water capacity, totaling over $1 billion of assets. DCO provides financing, engineering and design, construction management, start-up and commissioning resources and long-term operating and maintenance services for its own projects as well as third party clients.

DCNS (en.dcnsgroup.com)

DCNS is a leading French naval defense company and one of Europe's largest ship builders. DCNS employs 12,500 people and generates annual revenues of around 2.5 billion Euro. In 2009, DCNS set up an incubator dedicated to marine renewable energies and it is its stated intention to be a leader in this market, which includes marine turbines, floating wind turbines, OTEC and tidal stream turbines.

Kongsberg Devotec AS (www.devotek.com)

Kongsberg Devotek is a product development and engineering company operating in the maritime, defense, automotive, oil and gas and industrial sectors. Kongsberg Devotek has particular skills in the design and manufacture of offshore and subsea structures and infrastructure, which includes the development and installation of seabed piping, one of the critical components of both OTEC and SWAC systems. Further, Devotek has extensive experience in working with the maritime industry including propulsion systems, deck machinery, loading and off-loading units and control and guiding systems.

Providence Advisors Limited (www.providenceadvisors.net)

Providence Advisors Limited is a Bahamian financial services company, with experience in pension administration and investment management. Providence Advisors has over B$300 million in assets under administration and management.

Raymond James & Associates, Inc. (www.raymondjames.com)

Raymond James is a diversified financial services holding company with subsidiaries engaged primarily in investment and financial planning, in addition to investment banking and asset management. Raymond James shares are traded on the New York Stock Exchange (RJF). In the last five years, Raymond James has managed well over 400 debt and equity offerings raising nearly $160 billion. Raymond James' investment bankers serve the needs of growth companies in the areas of public equity and debt underwriting, private equity and debt placement, and merger and acquisition advisory services.

How OTEC and SWAC Work

As further described below, OTEC uses the natural temperature difference between cooler deep ocean water and warmer shallow or surface water to create electricity. Closely related to OTEC, SWAC utilizes the deep cold ocean (or lake) water as the refrigerant for air conditioning systems, which we believe to be far more energy efficient than traditional, electricity-powered air conditioning systems. The construction of OTEC plants involve installing large diameter deep-ocean cold water intake pipes (which are commercially available) together with warm surface water pipes to bring seawater onshore. After generating electricity, seawater returns to the ocean in an ecologically non-disruptive manner. SWAC plants, on the other hand, involve the installation of only cold water intake and discharge pipes.

OTEC uses a heat pump cycle to generate electricity. OTEC uses an array of heat exchangers to transfer the energy from warm ocean surface water as a heat source to vaporize a "working fluid" in a closed loop system, which drives a turbine, which in turn drives a generator to produce baseload (24/7) electricity. Cold deep ocean water provides the required cooling to condense the working fluid vapor back into a liquid thus completing the thermodynamic cycle and preparing it for use in a repeating cycle. The working fluid typically consists of ammonia, which has a boiling point lower than surface water temperatures but higher than deep-water temperatures. Ammonia is a relatively safe working fluid and is commonly used in heat pump cycles and certain refrigerators.

This same general principle is used in steam turbines, internal combustion engines and, in reverse, refrigerators. Rather than using heat energy from the burning of fossil fuels, OTEC power is derived from temperature differences ("temperature gradients") in the ocean that are caused by solar radiation. With large quantities of the sun's heat absorbed by and stored in the surface waters of the world's tropical and subtropical oceans every day, this daily-replenished solar heat provides an unlimited and free source of energy for OTEC systems. OTEC and SWAC infrastructure is modular, with additional optional components that can be used depending on customers' requirements and access to a sufficient supply of deep ocean cold water. These components include reverse osmosis desalination plants that produce potable water, bottling plants allowing for the commercial production of drinkable water, and off-take solutions for aquaculture uses (such as fish farms) which benefit from the enhanced nutrient content of deep ocean water.

(b) Describe how *these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.*

We generally offer two related systems: ocean thermal energy conversion (OTEC) and seawater air conditioning (SWAC). Below is more detailed information pertaining to both of these technologies, including the existence of similar projects or working/functional prototypes.

OCEAN THERMAL ENERGY CONVERSION

OTEC is a renewable energy production process that produces baseload (24/7) electricity by exploiting naturally occurring temperature differences in ocean water. A large quantity of the sun's daily heat is absorbed by the world's oceans providing a natural heat source of warm water in many tropical and subtropical regions of the world.

An OTEC plant requires large intake and discharge pipes for cold and warm water. The warm water pipe takes in warm surface water and a cold water pipe stretching down to a depth of approximately 1,000 meters takes in cold deep seawater. A water exhaust pipe to a depth of 50-60 meters is also required for returning used water to the sea at exhaust temperatures similar to that of surrounding ocean water. Significant volumes of water are required, so the pipes need to be of considerable diameter of (between two to ten meters), depending on the plant's desired capacity. Once the entire system is filled with water it acts as a siphon, thus requiring only small amounts of pumping energy to overcome friction between the water and the pipe and lift cold water into the system. This is far more efficient than traditional pumping, which must use energy to fully lift water versus the forces of gravity and friction in the pipe.

OTEC uses the heated ocean surface water, or other surplus heat sources (e.g. from a power plant), as its heat source to run a heat engine. This heat is extracted using a heat exchanger to produce gas that drives an electricity-generating turbine system. This gas can either consist of steam from an evaporator, or the vapor of a working fluid such as ammonia or propane, which vaporizes at a lower temperature than the warm water and drives a turbine. The cold water is used to condense the vapor and allow the cycle to repeat itself continuously.

The OTEC power plant and related systems can be housed in a floating vessel or ship, on a floating platform, or onshore in a land-based facility.

OTEC Thermodynamics

Scientific studies suggest that to function properly an OTEC system requires a minimum water temperature differential of 20 degrees Celsius ("C") (36 degrees Fahrenheit); above this minimum, each additional degree of temperature differential may generate up to approximately ten percent (10%) more electricity. Consequently, a small temperature differential between warm and cold intake water can cause a large variation in the amount of water than must be processed to yield a target power output level.

In order for OTEC systems to process a high volume of water, the heat exchangers either need to be larger or more numerous than those used in a conventional thermal power generation plant. Due to the heat-based nature of OTEC technology, heat exchangers are one of an OTEC plant's most critical components.

We initially plan to build closed-cycle OTEC systems, which use arrays of heat exchangers as both evaporators and condensers, rather than open-cycle OTEC systems, which use arrays of heat exchangers as condensers only. The design, efficiency, reliability, and cost of the heat exchangers will be important to the each of our project's success. In our designs for OTEC systems, there are no moving parts beneath the water's surface, and thus we believe that the plant's mechanical systems will not be subject to ocean corrosion and destructive wave energy.

OTEC Systems

There are three kinds of OTEC systems: closed-cycle, open-cycle, and hybrid, which can generally be described as follows:

1. **Closed-cycle OTEC**

Closed-cycle systems use fluids with a low boiling point, such as ammonia, to rotate a turbine to generate electricity. Warm surface seawater is pumped through a heat exchanger, where the low-boiling-point fluid is vaporized. The expanding vapor turns the turbine-generator. Cold deep seawater, which is pumped through a second heat exchanger, then condenses the vapor back into a liquid that is then recycled through the system.

2. **Open-cycle OTEC**

Open-cycle systems use the tropical oceans' warm surface water to make electricity. When warm seawater is placed in a low-pressure container, it boils. The expanding steam drives a low-pressure turbine attached to an electrical generator. The steam, which deposits its salt behind in the low-pressure container, is comprised almost entirely of pure, fresh water. It is condensed back into a liquid by exposure to cold temperatures from deep-ocean water.

In 1984, the Solar Energy Research Institute, now the National Renewable Energy Laboratory, (www.nrel.gov) developed a vertical-spout evaporator to convert warm seawater into low-pressure steam for open-cycle plants achieving energy conversion efficiencies as high as 97 per cent. In May 1993, an open-cycle OTEC plant at Keahole Point, Hawaii, produced 50,000 watts of electricity during a net power-producing experiment. We believe that these systems and their operational history technically validate the ability of OTEC to produce electricity as we believe our OTEC designs will.

3. **Hybrid OTEC**

Hybrid OTEC systems combine the features of closed-cycle and open-cycle systems. In a hybrid system, warm seawater enters a vacuum chamber, where it is flash-evaporated into vapor, similar to the open-cycle evaporation process. The fluid vaporizes at a low boiling- point (as in a closed-cycle loop) that drives a turbine to produce electricity.

OTEC System Operations

Rankine Cycle

The Rankine Cycle is named after William Rankine, a Scottish polymath and Glasgow University professor of the 19th century. The Rankine cycle is the fundamental thermodynamic underpinning of the steam engine. In the Rankine Cycle, heat is supplied externally to a closed loop, which usually uses water as its working fluid. The Rankine Cycle most closely describes the process by which steam-operated heat engines, most commonly found in power generation plants, generate power. The two most common heating processes used in these power plants are nuclear fission and the combustion of fossil fuels such as coal, natural gas, and oil. The Rankine cycle is currently used to generate approximately 90 percent of all the electric power used in the United States, including virtually all power plants fired by coal, natural gas, oil, nuclear fission, and geothermal heat energy.

Use of ammonia within closed-cycle systems
Ammonia remains the working fluid of choice for closed-cycle OTEC systems, although other fluids such as propane, propylene, and various refrigerants are possible. We have analyzed power systems that use ammonia as the working fluid and, based on the considerable amount of experimental data available for heat exchangers that use ammonia and seawater, both for boiling and condensation, we consider ammonia to be the optimal choice for our close-cycle OTEC systems.

OTEC Location Options

The three primary OTEC location options are:

1. Land-based systems;
2. Shelf-based systems; and
3. Floating platform systems.

1. <u>Land-based systems</u>

The optimum choice of the type of OTEC system depends on the geography and proximity of cold deep water. Land-based and near-shore OTEC systems offer the following primary advantages over those located offshore in deep water:

- they do not require sophisticated mooring, lengthy power cables or the more extensive maintenance associated with open-ocean environments, and are accordingly of lower cost and risk;
- they can be installed in sheltered areas so that they are relatively safe from storms and heavy seas;
- electricity, desalinated water and cold, and nutrient-rich seawater can be transmitted more cost effectively to end users; and
- land-based or near-shore OTEC sites can supply related industries, such as aquaculture and desalination.

A small land-based OTEC plant, suitable for Guam and other islands, has an approximate footprint of 300 x 400 feet (120,000 square feet). 120,000 square feet is equivalent to 11,100 square meters.

Favorable land-based locations such as volcanic islands include those with close proximity to deep cold water and narrow ocean shelves, steep offshore slopes (15 to 20 degrees), and relatively smooth sea floors. These sites minimize the length of intake piping required by the system. Land-based OTEC systems can be built inland, offering increased protection from storms, or be built on the shoreline, where the intake pipes will be shorter and less expensive. In either case, easy access for construction and operation improves plant-operating efficiency and lowers up front capital expenditures and ongoing operating costs.

One potential disadvantage of land-based OTEC systems is the possibility of exposure to powerful waves in the surf zone. A design element to avoid damage from such wave action is to bury the OTEC system's water intake and return pipes in protective trenches, so they are not subject to extreme stress during storms and prolonged periods of heavy seas. Accordingly, in almost all cases pipes are buried. Furthermore, the mixed return of cold and warm seawater may need to be carried several hundred meters offshore to reach the proper depth and temperature prior to its release.

The land-based OTEC system and its transmission lines require protection from the marine environment, such as breakwaters and erosion-resistant foundations, to ensure the system and its electricity transmission function reliably with near-zero outage periods.

The primary disadvantage of a land-based OTEC system in contrast to a floating platform OTEC system is that for economic feasibility, a land-based system can be located only at a site where the continental shelf drops off sharply in close enough proximity to the shoreline that there is access to adequate cold deep water via a relatively short cold water pipe. Otherwise, the cost of a lengthy cold water pipe (one of the major capital expenses for a land-based OTEC facility) may become economically prohibitive.

The graphic below illustrates the potential uses of a land-based OTEC plant:


Power Generation
Desalination
Warm Water Intake
Warm Water Return
Irrigation for Agricultural Enhancement
Cold Water Intake
Cold Water Return
Refrigeration/ Seawater Air Conditioning
Onshore OTEC Plant
Potential Uses

2. Shelf-based systems

OTEC systems can be mounted at suitable depths based on current technical limitations and demonstrated capabilities. A shelf-based OTEC system could be towed to the site and fixed to the seabed. This type of construction is already used extensively in the oil industry for mooring offshore oilrigs. Shelf-based systems have the advantages of avoiding surf zone turbulence (compared to land-based systems), and avoiding the additional costs of platforms (compared to floating systems).

On the other hand, potential disadvantages of shelf-based systems compared to land-based include:

- the stress of open-ocean conditions;
- additional engineering and construction expense required to fortify the system against damage from strong currents and/or wave action;
- shelf-based platforms require extensive pilings to maintain a stable base; and
- power delivery can require long underwater cables to reach land.

For these reasons, shelf-based OTEC systems are considered to be more costly than land-based alternatives, but may be required depending on the geography of the target site.

3. Floating platform systems

Floating platform OTEC systems operate at substantial distances from the shore. Floating platform OTEC systems offer the primary substantial advantages of allowing direct access to cold deep water in a much broader range of potential locations, thereby greatly expanding the reach of OTEC to additional populations and markets. Floating OTEC systems can also be disconnected from fixed structures and moved to avoid strong storms, unlike land-based and shelf-based OTEC systems. Although advantageous for geographic reach and potentially optimal for large electrical generation systems, floating facilities present several challenges, namely:

- deep sea mooring (anchoring), and complications related to power delivery;
- cables attached to floating OTEC systems are more susceptible to damage, especially during storms;
- cables at depths greater than 1km are difficult to maintain and repair; and
- riser cables, which connect the seabed and the OTEC system, need to be constructed to resist entanglement.

Notwithstanding these challenges, we believe that all of these issues are or will be manageable in due course, and their existence does not deter our intentions to pursue floating platform OTEC systems in the future. As with near-shore OTEC systems, floating platform systems require a stable base for continuous operation. Adverse weather conditions and heavy seas can interrupt supply from the warm water intake pipes and damage the vertically suspended cold-water intake and return pipes. To help overcome these issues, intake and return pipes need to be constructed from flexible polyethylene material and attached to the underside of the platform, and secured with flexible joints and/or collars. In severe weather, the pipes may need to be uncoupled from the floating platform to prevent excessive damage.

As an alternative to the warm-water intake pipe, surface water can be drawn directly into a floating OTEC system. However, care needs to be taken to prevent the intake flow from being damaged or interrupted during violent motions caused by heavy seas.

Connecting a floating OTEC system to power delivery cables requires the platform to remain relatively stationary. Although mooring is an acceptable method, current mooring technology is limited to ocean depths of approximately two kilometers.

OTEC SYSTEM PROTOTYPES

We have not yet built a commercial OTEC plant, but our engineers have participated in many research and development projects demonstrating OTEC's potential. OTEC technology is not new. In 1881, Jacques Arsene d'Arsonval, a French physicist, proposed tapping the thermal energy of the ocean. However, it wasn't until 1930 that the first OTEC plant was built in Cuba, the creation of d'Arsonval's student, Georges Claude. The system produced 22 kilowatts of electricity with a low-pressure turbine.

A number of successful development and experimental OTEC systems have been built in the United States of America, most of them having been funded in whole or in part by the United States Department of Energy.

The United States became involved in OTEC research in 1974 with the establishment of the Natural Energy Laboratory of Hawaii Authority ("NELHA"). The laboratory has become one of the world's leading test facilities for OTEC technology.

Mini-OTEC, a venture headed by NELHA and Lockheed Martin, reached a closed-cycle net output of 18 kW on a government barge off Keahole Point on the Big Island of Hawaii in 1979.

OTEC-1, another example, is a demonstration OTEC plant where a one MW-size heat exchanger and large cold water pipe was built and tested in Hawaiian waters in the 1980s.

The modern history of OTEC includes the research and development efforts by OCEES International, Inc. ("OCEES") which in 2010 was acquired by a predecessor to our Company, Ocean Thermal Energy Corporation (Delaware).

All of these U.S.-funded efforts helped researchers successfully build and operate a 260 kW gross open-cycle OTEC facility and a SWAC system, both of which operated at NELHA in the 1990s. The SWAC part of system remains in operation today.

Our Company's origins date back to 1998 when OCEES, which is now one of our wholly-owned subsidiaries, sought to promote, improve and commercialize OTEC. OCEES's founders had previously assisted in the research and development leading to the design and successful operation of the first U.S. land-based operational OTEC demonstration plant. The 250kW plant operated in a series of trials over approximately six years, at the United States Department of Energy's facility at NELHA at Keahole Point on the Kona coast of Hawaii. At the time this successful demonstration plant was the largest such OTEC facility put into operation. The graphic below depicts the long history of OTEC from 1974 through recent times:


OTEC History
Conceived in late 1800s – First tested in 1900s – Implementing in 2000s
1974: Hawaii Established Natural Energy Laboratory Authority (NELHA)
1975: NSF OTEC Studies (Lockheed/TRW)
1979: 50 kW Mini-OTEC (Lockheed/ MAKAI)
1981: OTEC-1 Test (TRW/DoE)
1981: 100 kW OTEC Nauru Plant (Toshiba)
1983: CWP at Sea Test (TRW/DoE)
1993: 250 kW Open Cycle OTEC (PICHTR/ NELHA)
1996-2000: 50 kW Heat Exchanger Testing (NELHA)
2000: India 1 MW OTEC Plant (NIOT)
2005: Diego Garcia Feasibility (OTE/ OCEES SBIR)
2006: OTEC Study (Makai/ OTE/ OCEES SBIRs)
2007-Present: Pilot Plant Design (Lockheed Martin/OTE/ OCEES)

Based on our designs and costing estimates for OTEC plants prepared for the US government, we believe the capital required to construct a 10MW OTEC facility is approximately $410,000,000. However, each specific characteristics of each location can have a significant impact on facility construction cost. For example, the length of our deep water intake pipe is one of the largest variable components of construction costs; some island locations on a steep shelf (e.g. Guam) require a relatively short length of pipe, whereas other locations may require a much longer pipe. As a result, the capital requirements to build any particular facility may vary significantly from the foregoing estimate.

We expect to fund the majority of the required capital amount with senior secured and mezzanine debt. We expect to create a country-specific, wholly-owned subsidiary for each project, which will in turn own a special purpose vehicle (SPV) that we will create to own the facility itself and hold the debt for such project. We expect we will be required to contribute approximately 10% to 25% of the required capital as equity to such project by way of contribution to the special purpose vehicle. While we plan to own 100% of the equity of each special purpose vehicle, as well as 100% of each subsidiary, there can be no assurance that we ultimately will, and a reduced ownership percentage of the subsidiary, special purpose vehicle or both could reduce the revenues to us from each project. We expect to fund our equity ownership in each special purpose vehicle from internally-generated cash flow (i.e. revenues) or through additional capital raising activities.

While we have not yet entered into any material contracts with suppliers for the building of these plants, we have an ongoing relationship with Pipelife of Norway for the provision of our large deep-water intake and return pipes. Alfa Laval is a large Swedish based company (with offices and manufacturing facilities in the United States) that manufactures the heat exchangers for our system. We enjoy relationships with other vendors and suppliers. None of the components for an OTEC or SWAC plant are sole sourced.

SEAWATER AIR CONDITIONING SYSTEMS

A seawater air conditioning system (''SWAC'') consists of a seawater supply system, a heat exchange facility, a chilled freshwater loop, and an end-user air conditioning load. Offshore pipelines, such as those used in OTEC or an OTEC process, supply cold ocean water to a heat exchange facility where it is used to cool fresh water by passing both through a counter-flow heat exchanger. The seawater and freshwater never mix and the warmed seawater is returned to the ocean or utilized for ancillary system applications in the interim. The chilled water is sent through a distribution network to buildings (called a 'district') that requires cooling. This system replaces a conventional electrical chiller.

In a conventional system, each building has its own chilled water loop and chiller. Chillers are expensive both to purchase and to maintain, and on average require between 0.8 and 0.9 kilowatts of electricity per ton of air cooled. We believe that approximately 45 percent of a typical large hotel's electricity is used by its air conditioning systems. In an SWAC scenario, centralized heat exchangers and pumps replace the chillers from all buildings in the district, which we believe can create energy savings of up to 90 percent versus conventional chillers.

SWAC System Operations

SWAC systems use technology that is similar to that used by closed-cycle OTEC systems, in that they require significant amounts of cold water to act as a heat sink in an array of heat exchangers. SWAC systems use cold water pumped from either the bottom of a lake or from the deep ocean as a heat sink for climate control systems. SWAC systems can reduce the electrical demands of large domestic and industrial air conditioning systems. With SWAC, as the water gets colder the cooling capability of the system increases. Typically SWAC systems use water with a temperature range between four and ten degrees Celsius (approximately 39 to 50 degrees Fahrenheit).

SWAC systems are similar in concept to modern geothermal sinks, but generally simpler to construct assuming that they have access to a supply of large amounts of suitably cold water.

SWAC – Major Applications in Operation

There are SWAC systems currently in use, though they are not built or operated by us. Our SWAC system is designed to lower the cost per unit of cooling delivered. To this end, we use a computer-based simulation to design both of our OTEC and SWAC systems. This simulation can improve the design of pipes, pumps, and heat exchangers. The capital expenditure on an SWAC system will vary widely depending the site's geography, the physical characteristics of the areas to be cooled, and the amount of cooling required. SWAC systems are being used by other companies to provide cooling for facilities or complexes up to 29 million collective square feet in Bora Bora, Canada (one using lake water), Hong Kong, The Netherlands, The United Arab Emirates, and The United States (also using lake water).

The graphic below illustrates how an SWAC system works:


Buildings Serviced with Air Conditioning
Heat Exchanger Building
Chilled Freshwater Loop
Warm Seawater Return
Deep Seawater Intake

SWAC System Design Diagram

We estimate the cost to build our first SWAC plant at Baha Mar to be $131,000,000. Although there is no "typical" size SWAC facility, we believe that this first facility is representative of the facilities we are likely to build in the future, to the extent that it can be. However, the specific characteristics of each location can have a significant impact on facility cost. For example, the length of our deep water intake pipe is one of the largest variable components of construction costs; some island locations on a steep shelf (e.g. Guam) require a relatively short length of pipe, whereas other locations may require a much longer pipe. As a result, the capital requirements to build any particular facility may vary significantly from the foregoing estimate.

We expect to fund the majority of the required capital amount with senior secured and mezzanine debt. We expect to create a country-specific, wholly-owned subsidiary for each project, which will in turn own a special purpose vehicle (SPV) that we will create to own the facility itself and hold the debt for such project. We expect we will be required to contribute approximately 10% to 25% of the required capital as equity to such project by way of contribution to the special purpose vehicle. While we plan to own 100% of the equity of each special purpose vehicle, as well as 100% of each subsidiary, there can be no assurance that we ultimately will, and a reduced ownership percentage of the subsidiary, special purpose vehicle or both could reduce the revenues to us from each project. We expect to fund our equity ownership in each special purpose vehicle from internally-generated cash flow (i.e. revenues) or through additional capital raising activities.

While we have not yet entered into any material contracts with suppliers for the building of these plants, we have an ongoing relationship with Pipelife of Norway for the provision of our large deep-water intake pipe and other important pipes, and with Alfa Laval for the manufacture of the heat exchangers in our system. Although we have multiple relationships with many other entities, none of these are significant or difficult to replace with alternative providers.

Additional information regarding our planned activities is included in subsection (d) below. We believe that that SWAC systems can be built with readily accessible off-the-shelf components and that the same is true for OTEC facilities up to approximately 20MW.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

We intend to compete in the energy generation industry, an industry characterized by trends of volatile and increasing fossil fuel costs and increasing desires to adopt renewable energy sources.

The U.S. Department of Energy's National Renewable Energy Laboratory (NREL) indicates that there are more than 100 countries and territories world-wide with natural conditions appearing favorable for OTEC. Many of these locations are also favorable for SWAC facilities. Our target markets are comprised of the local communities in countries around the Caribbean, Asia, and the Pacific, including the US Department of Defense bases in remote locations such as Diego Garcia (Indian Ocean) and the Marshall Islands (Pacific Rim).

These locations are typically characterized by high-energy costs due to mostly imported fuels and/or expensively generated electricity. These locations also frequently experience significant fresh water and food shortages. These are serious problems that suppress economic development, which we believe OTEC and SWAC technology can help address.

Our current and prospective customers' incentives to use SWAC systems in lieu of traditional electricity-powered air conditioning systems pertain mostly to price. Since we believe we can operate our SWAC facilities less expensively than comparable same-capacity air conditioning systems that use existing electricity sources, we believe that our SWAC air conditioning systems should compete favorably on the basis of price alone. However, many of the locations where our current and prospective customers are domiciled suffer myriad problems with their current electrical grids and generation systems, including frequent outages and rolling blackouts, in addition to high prices. Since we believe that our SWAC systems will use only approximately 10% of the electricity required to operate traditional air conditioning systems, we believe that we are competitively superior on additional bases, such as the ability to operate at a far lower grid-load level than comparable electricity-based air conditioning systems. This is very important for developing nations, as it enables them to scale up their air conditioning capacity (e.g. build a new large resort) without overly burdening their already overburdened electrical grid and generation capacity. We believe this was a key factor in our competitive success in our Baha Mar SWAC contract win. While we have not yet built an SWAC plant, we have designed and are in the early stages of constructing together with our Engineering, Procurement, and Construction partner DCO Energy of Mays Landing, New Jersey a SWAC plant in connection with our Baha Mar project.

With the price of fossil fuels rising as a long-term trend, the customers' economic incentives to adopt OTEC are also now strong in our target markets, where electricity prices typically range from $0.30 - $0.70 per kWh. We believe that the primary basis of competition will be price, but will also include factors such as long-term price stability and the lowering of total environmental footprint. We believe we compete favorably on these bases of competition, as follows:

- We believe that our plants will produce electricity that we can price for our customers at a price point equal to or below the pricing offered by fossil fuel burning electricity providers
- Since our power-input costs (i.e. warm and cold seawater) are known and fixed, we can offer our customers long-term, fixed price contracts, which we do not believe our competitors can match. We feel this is of great competitive value to customers in our target markets, all of whom we believe are aware that fossil fuel costs are likely to trend higher and higher over the medium-term and long-term.
- We believe that for almost all potential customers the fact that our OTEC facilities will operate on a carbon-neutral basis and create no airborne pollution will be a powerful competitive advantage for us over the competition.

Our electricity production costs (OTEC) and chilled water production costs (SWAC) are location-specific, and depend on multiple characteristics of each planned plant location. The variables that affect our costs, and hence the prices at which we can offer our prospective customers electricity and chilled water profitably, include: surface water temperatures, seabed and continental shelf features (which affect pipe and related construction costs), and the availability of industrial "waste heat." Also, local market demand for desalinated, potable water and nutrient-rich cool seawater for aquaculture can affect our overall cost and pricing structure, since we believe we can produce these products in an OTEC facility at costs well below existing alternatives. In this scenario, we would then sell these products at market rates, generating additional operating profits beyond what an electricity-only OTEC installation would typically generate.

Because of the wide variance in location-specific factors, we find it difficult to accurately predict our likely OTEC and SWAC construction and operating costs in each target market, which in turn makes it difficult to predict the extent to which future facilities will be able to operate profitably in those markets. However, we heavily consider market prices in our internal feasibility studies for each location, and as a result, intend to will build and operate our facilities only in those markets where we can compete effectively.

In the electricity market, we have concluded that the primary competition for our OTEC systems (other than from fossil-fuel based plants) is from other renewable power providers, particularly wind and solar. However, because OTEC provides baseload (24/7) electricity in contrast to the intermittent nature of wind and solar power, we focus on the substantial customer markets that demand baseload electricity. This is especially relevant for one of our largest prospective customers, namely the U.S. Department of Defense (DoD), whose military installations must be energy and water independent as well as combat-ready 24/7/365 for national security purposes. Regarding SWAC, our primary competition is from conventional cooling system providers.

As for potential competition in the OTEC market itself, the two largest global companies publicly expressing interest in OTEC are DCNS (French Naval Defense contractor located in Paris) and Lockheed Martin ("LM"). However, LM is a technology company, not an independent power producer ("IPP") like we are, and to our knowledge, LM has no plans to enter the IPP industry. In fact, in 2009

LM subcontracted our subsidiary OCEES for technical expertise related to OTEC work. With more than 12,000 world-wide employees, DCNS also has sought our technical expertise related to OTEC. In the last year, we and DNCS signed three separate Memoranda of Understanding ("MoU") memorializing our agreement to collaboratively build OTEC globally in selective markets, with us acting as developer and DCNS as prime contractor, including in the United States Virgin Islands ("USVI"). Given the extremely large size of the market for electricity and air conditioning in our target markets, and given what we believe to be a functional and technologically solid design, we believe we are likely to remain competitive versus future would-be competitors.

Given the fact that the first commercial OTEC facility has not yet been built, and that we are not aware of any potential competitors in the IPP industry who have reached the MoU development phase regarding a commercial OTEC plant, it is extremely difficult to reasonably estimate the relative size and market strengths of our potential competitors in comparison to us. However, we believe we are first to market in the OTEC industry, and we hope to capture and maintain a substantial market presence long-term. Similarly with SWAC, because we are now building what we believe to be the world's largest multiple-hotel deep-ocean SWAC system at the Baha Mar Resort in The Bahamas, we believe is it difficult to precisely assess our potential competitors' relative market strengths. As with OTEC, however, we believe we are first to market with large scale SWAC systems for tropical and subtropical resorts and similar customers, and again we hope to capture and maintain a substantial market presence long-term.

The following table represents our belief as to the relative advantages and disadvantages of all electricity-producing technologies:

Competitive Issue & Technology	NUCLEAR	COAL, OIL & GAS	OTEC	WIND & SOLAR PV	HYDRO	WAVE	CURRENT
Source of Fuel	Often Imported internationally-restricted trade	Mostly Imported in our target markets	Local renewable	Local renewable	Local, but often not available in our target markets	Local renewable	Local renewable
Is fuel accessible?	Not always; country-specific Internationally-restricted trade	Requires considerable port and storage areas in our target markets	Yes	Yes	Requires flowing rivers and terrain with higher altitudes	Dependent on wave density and frequency	Site Dependent
Predictable energy supply	Yes, base load power	Yes, base load power	Yes, base load power	No, unpredictable and usually much lower during nighttime hours	Yes, base load power	Unpredictable	Usually predictable
Meeting load profile	Constant generation	Constant generation	Constant generation	Unpredictable Source	Constant generation	Unpredictable source	Typically constant
Land required	Buffer zone required	Fuel handling and storage	Small area	Requires large amounts real estate	Often impacts watershed areas	System must be located underwater	System must be located underwater
Typical weather	Unlikely to be affected by weather	Unlikely to be affected by weather	Unlikely to be affected by weather	Weather changes cause power output to vary	Rarely affected by weather except by extreme periods of drought	Weather changes cause power output to vary	Weather changes cause power output to vary
Tropical Storms/ Hurricanes	Protected equipment usually unaffected by natural disasters	Shipping, storage and port facilities vulnerable to storms, earthquakes, Tsunamis, etc.	Buried and protected pipelines and equipment	Structures usually exposed and vulnerable	Protected equipment	Structures very exposed to storms	Considerable exposure during storms
Emissions / Waste	Problematic waste	High level of pollution	No Fuel	No Fuel	No Fuel	No Fuel	No Fuel

We design both our OTEC and SWAC systems and then contract with an engineering, procurement, and construction (EPC) firm to actually build the facilities. We also contract with various research and site-analysis firms in preparing each site-specific design. Our products are not new in terms of existence – OTEC has had several successful operational prototypes built over the years, and many SWAC facilities currently operate at full commercial scale at this time – but we as an organization have not yet brought one of our designs to full operating status. The first that we plan to develop and operate is going to provide SWAC to the Baha Mar Resort in The Bahamas; we plan to have this facility operational in 2016.

In our systems, the two most important components are heat exchangers and deep-water intake pipes. Although there are multiple providers of each of these components, the supply of the best components comes from just a few companies globally. We source our deep water intake pipes from Pipelife of Norway, the only company we know of that makes pipes of sufficient quality, strength, and diameter (2.5 meters) to support our planned OTEC plants. However, we may work around a lack of supply from Pipelife by employing smaller pipes that are widely available on the market, although this would increase our construction costs. We also need the highest quality large heat exchangers for our systems, as heat exchangers represent a large percentage of the projected costs of our OTEC and SWAC systems, and also account for a significant portion of the design complexity inherent in commercial OTEC and SWAC designs. Our current relationship with Alfa Laval for heat exchangers provides us with the size and quality heat exchangers that we need, although we believe there are several other companies that could provide us with adequate supply of these devices if we needed to source from them. Other major components such as ammonia turbines, generators, and pumps are manufactured by several multinational companies such as General Electric and Siemens.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Marketing and sales efforts are managed and directed by our Chairman and Chief Executive Officer, Jeremy P. Feakins, who has 35 years' experience of senior-level sales in both commercial and governmental markets. Our marketing campaign has focused on explaining to potential customers the benefits of OTEC and SWAC. This goal is accomplished in a number of ways including by our corporate and related educational websites www.otecorporation.com and www.empowertheocean.com and personal contacts and meetings set up by our Chief Executive Officer and Advisory Board (http://www.otecorporation.com/about.html). To spread the word we also make extensive use of social media sites such as Facebook, Twitter, and Instagram.

Our target markets are comprised of large institutional customers that typically include governments, utilities, large resorts, hospitals, educational institutions and municipalities. We market to them directly through personal meetings and contact by our CEO and other key members of our team. We also make extensive use of "centers of influence" to either heighten awareness of our products in the minds of key customers' decision makers, and/or to secure face to face meetings and preliminary agreements with our customers and our CEO.

Our past and current sales and marketing efforts have produced a robust project pipeline for us, which is summarized below. However, sales cycles in our business are extremely long and complex, and often involve multiple meetings with governmental, regulatory, electric utility, and corporate entities. Therefore, although we believe the prospective customer relationships described below will progress, and we believe our assessment of each associated project's state of development is accurate, we cannot predict when or if any of these projects will progress to the signed contract or operational phase and generate revenue.

Baha Mar Resort (9,800 Ton SWAC plant) – Project in progress
Baha Mar is a new resort on New Providence Island, The Bahamas, which is scheduled to open in December 2014, with our SWAC system scheduled to commence operations in 2016. We will construct a 9,800 ton system and enter into a 20-year contract to operate it. Both Baha Mar and we have signed an Energy Service Agreement ("ESA") for this project. The project has received approval and permission from the Government of The Bahamas and a term sheet and mandate letter has been executed with Deutsche Bank, New York for issuance of the senior debt to be used to fund the project.

Cayman Islands (up to 10,000 non SWAC system) – We have entered into an Memorandum of Understanding ("MOU") with Gene Thompson of Thompson Development Group to build, own and operate an up to 10,000 ton SWAC system for the Narayana Hrundayalaya Hospital's new Health City Cayman Islands. We hope to execute a binding contract on this project in 2015, but there can be no assurance that we can enter into a contract on any timeline. Our subsidiary Ocean Thermal Energy Cayman Ltd and Ocean Energy Ltd (owned by an unrelated third party) have also entered into a General Terms Agreement to build, own and operate both SWAC and OTEC systems throughout the Cayman Islands, but there can be no assurance that we can enter into a contract on any timeline.

U.S. Virgin Islands (OTEC, SWAC, desalination, aquaculture, agriculture) – We have been performing a feasibility study with respect to potential OTEC, SWAC, desalinization, aqua culture and agriculture facilities on the U.S. Virgin Islands. We believe we will complete the Feasibility Study during 2015. We have also entered into an agreement to do a feasibility study via a government-signed Memorandum of Understanding. If the results of the feasibility study are positive, we will proceed in our efforts and negotiations to reach an agreement and eventually a signed contract for an OTEC and SWAC system in the U.S. Virgin Islands, but there can be no assurance that we can enter into a contract on any timeline.

Zanzibar (10MW OTEC system and desalination facility)
A signed MoU with Zanzibar Electricity Corporation anticipates our introducing OTEC and ancillary technologies to the island of Zanzibar, including a 10MW OTEC system and desalination plant, but there can be no assurance that we can enter into a contract on any timeline.

Bahamas Electricity Corporation (Two 10MW OTEC systems)
We have entered into an MoU with Bahamas Electricity Corporation ("BEC") to provide BEC with electricity from two 10MW land-based, closed-cycle OTEC systems, together with desalination and ocean water for aquaculture. BEC operates generation, transmission and distribution systems throughout The Bahamas, serving approximately 85 percent of all electricity consumers in the islands. A binding agreement has yet to be prepared setting out agreed prices, however, and there can be no assurance that we can enter into a binding contract on any timeline.

Guam (One 17MW OTEC system)
OTE has presented a feasibility study to the United States Department of Agriculture ("USDA") for an OTEC system in Guam, a tropical island in the Western Pacific. In 2012 the USDA granted us a feasibility-planning grant. The USDA has accepted the study and the next step is for us to submit plans to build, own and operate a 17MW OTEC system. There can be no assurance the USDA would accept our proposal.

Kwajalein (2,100 Ton SWAC system, desalination)
We anticipate further communications with the United States Department of Defense following our response to a request to propose for the construction of an OTEC system in Kwajalein, the largest island in the Marshall Islands. On this project, we believe we will work with Ameresco, Inc. (http://www.ameresco.com), a large US defense contractor. There can be no assurance that we can enter into a contract on any timeline.

Malaysia (Two 20MW OTEC systems)
We are in early discussions with the Maritime Institute of Malaysia and the Malaysian government regarding the use of OTEC to drive expansion in the use of renewable energy in Malaysia. There can be no assurance that we can enter into a contract on any timeline, but no contract is expected prior to the end of 2017.

South Korea (10MW OTEC system, desalination)
We are in early negotiations over an MOU to be entered into with the Korea Ocean Research & Development Institute (http://www.kordi.re.kr) to design, build and operate a 10MW OTEC system in South Korea as part of its deep-water research center work. The center produces clean deep seawater commercially and uses it for fish farming and related activities. There can be no assurance that we can enter into a contract on any timeline, and no contract is expected prior to 2018.

Taiwan (10MW OTEC system, desalination)
We have submitted an MoU to the Secretary General at the Bureau of Energy, Taipei, to build, own and operate a land-based 10MW OTEC plant with associated potable production water on the Eastern coast of Taiwan, which is highly dependent on imported oil for electricity generation. There can be no assurance that we can enter into a contract on any timeline, and no contract is expected prior to 2018.

Haiti (25MW OTEC system, Desalinization)
We have entered into early discussions with business leaders in Haiti, international NGO's and the financial community regarding an OTEC system and desalinization plant in Haiti. There can be no assurance that we can enter into a contract on any timeline and no contract is expected prior to 2018.

We believe the following would be suitable locations for OTEC and/or SWAC systems:

The Americas		Africa		Middle East	Pacific and Indian Oceans	
Antigua	Guyana*	Aldabra	Sierra Leone*	Iran*	American Samoa	New Caledonia
Aruba*	Haiti	Angola*	Somalia*	Oman	Australia*	Northern Marianas
The Bahamas	Honduras*	Ascension	Tanzania	UAE*	Brunei*	Okinawa
Barbados	Jamaica	Benin*	Togo*	Yemen	Burma*	Pakistan*
Barbuda	Martinique	Cameroon*	Zaire*		China	Palau
Belize*	Mexico*	Cape Verde			Cook Islands	Papua New Guinea
Brazil*	Montserrat	Comoros			Diego Garcia	Philippines
Cayman Islands	Nicaragua*	Congo*			Fiji	Samoa
Colombia*	Panama	Equatorial			French Polynesia	Seychelles
Costa Rica*	Puerto Rico	Gabon*			Guam	Solomon Islands
Cuba	Saint Kitts*	Ghana*			Hawaii	Sri Lanka*
Curacao	Saint Lucia	Guinea*			India	Taiwan
Dominica	Saint Vincent	Ivory Coast*			Indonesia	Thailand*
Dominican Republic	Suriname*	Kenya*			Japan	Tonga
El Salvador*	The Grenadines	Liberia*			Kiribati	Tuvalu
French Guiana*	Trinidad & Tobago	Madagascar			Malaysia*	Vanuatu
Grenada	United States*	Mozambique*			Maldives	Vietnam*
Guadeloupe	US Virgin Islands	Nigeria*			Marshall Islands	Wake Island
Guatemala*	Venezuela*	São Tomé & Principe			Mauritius	Wallis & Futuna

*offshore/floating OTEC applications only, all other OTEC applications are land-based

As discussed above, our key current contract with Baha Mar pertains to building, owning, and operating an SWAC facility for the Baha Mar Resort in The Bahamas. (www.bahamar.com). Baha Mar is a resort comprised of several luxury hotels and a 100,000 square foot casino and is currently under construction. Our SWAC system is expected to provide cooling for several of these luxury hotels and the casino. The resort is scheduled to open to the public in December 2014. We plan to have our SWAC system provide air conditioning (via water chilling) beginning in 2016. In the meantime, the resort is using traditional air conditioning systems, which will act as back-up systems after our SWAC system commences operations.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of August 1, 2014 $0

As of August 1, 2013 $0

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

The Company is pre-revenue and thus had no backlog as of August 1, 2014 or August 1, 2013. We expect to begin generating revenues from our projects during 2016 at the earliest, from our Baha Mar project. We expect a financial close in 2014 on this project but cannot guarantee this will occur.

We do not expect sales to be seasonal or cyclical. We expect typical SWAC facilities to generate in excess of $15 million in annual total sales, and we expect typical 10MW OTEC facilities to generate in excess of $50 million in annual total sales, based on what we believe to be the market price for chilled water (air conditioning) and electricity in our target markets. However, there can be no assurance that we will successfully develop SWAC or OTEC or that, if we do, they will achieve these annual revenue levels.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Current employees – Total of 15 (2 Officers / 6 engineers, technical / 2 marketing / 5 General and Admin.)

Within 12 months – Total of 19 (3 Officers / 7 engineers, technical / 3 marketing / 6 General and Admin.)

There are no collective bargaining agreements with our employees. We provide health and life insurance for all employees. In addition, we plan to adopt a stock option plan for certain key employees.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Address	Lease / Own	Terms
800 South Queen Street, Lancaster, PA	Lease	$10,000/month – Original 5 year term ends October 2015, agreement provided for two 5 year extensions.
10432 Balls Ford Rd, Manassas, VA	Lease	$4,659 / Month – the current agreement expired in January 2014 but provided for automatic renewal without 90 days advance notice by either party
Klarabergsviadukten 70 D4 P.O. Box 70396 10724 Stockholm, Sweden	Lease	$365 / month – agreement is month to month with one month required for cancellation.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

We utilize, or intend to employ in the performance of our material contracts, intellectual property rights pertaining to the design and development of OTEC plants. Our intellectual property rights can be categorized broadly as proprietary know-how, and technical databases and trade secrets, comprised of concept designs, and design and economic models. In particular, we have developed and own a valuable OTEC design simulator, which allows us to design OTEC systems with energy output optimization for any type of suitable location. We call this system "OTE SIM". We have applied to register the trademark "TOO DEEP" at the United States Patent and Trade Mark Office in respect of the provision of desalinated deep ocean water for consumption.

Our intellectual property has been developed by employees and is protected under agreements with such employees confirming that the rights to the inventions and developments made by the employees are our property. Confidential information is protected by non-disclosure agreements entered into between us and our prospective partners.

We have not received any notification from third parties that our processes or designs infringe any third party rights and we are not aware of any valid and enforceable third party intellectual property rights that infringe our intellectual property rights. We do not license any material intellectual property from any third party.

In the past the Company has not separately tracked research and development costs in its financial statements. They have been included in general and administrative costs or allocated to the project to which they were attributable.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation by federal, state, or local governmental agencies), indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Our business and products are subject to material regulation. However, because our products and services are contemplated to be offered in different countries, the specific nature of the regulation will be wholly dependent on the nation where the project will be located. For example, our seawater air conditioning (SWAC) project currently under development in the Commonwealth of The Bahamas is subject to Bahamian law and requires a national government approval (which has been obtained). In contrast, the ocean thermal energy conversion (OTEC) project contemplated for the United States Virgin Islands will be subject to US Federal law (since this is a US Territory) and Federal law provides that the Department of Commerce shall license all such projects. Therefore, the precise nature of the regulatory requirements for each project is wholly dependent on the specific location and what national, state and local regulations apply at that location. In all cases, however, we expect the level of regulation will be material and will require significant attention from us to remain compliant. The most significant regulations will likely be environmental and will include mitigating possible adverse effects during both the construction and operational phases of the project. However, we believe that the limited "footprint" of both SWAC and OTEC projects, together with the tremendous reduction in emissions that result from these projects, will make compliance with all such regulation manageable in the normal course. The second most significant regulations will likely involve coordination with existing infrastructure. In the case of The Bahamas project, for example, the cold water pipe location had to be engineered, reviewed and approved so that it would not interfere with existing pipes and cables. We believe compliance with this type of regulation is virtually the same civil engineering coordination process that exists for all new buildings and infrastructure projects of all types. Again, the "footprint" of both SWAC and OTEC projects is very limited and we believe the project design can readily be modified to avoid interference with existing infrastructure in most all possible cases.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

We are the result of a merger that occurred December 31, 2013 between Ocean Thermal Energy Corporation, which was incorporated on October 18, 2010 in the State of Delaware, and Broadband Network Affiliates, Inc. ("BBNA, Inc."). In the merger, Ocean Thermal Energy Corporation merged with and into BBNA, Inc., with BBNA, Inc. surviving. After the merger, BBNA, Inc. changed its name to Ocean Thermal Energy Corporation. We own 100% of the following subsidiaries either directly or indirectly:

Ocean Thermal Energy Bahamas Ltd. ("OTEB"), a Bahamas private company. OTEB in turn holds 100% of the issued share capital of OTE BM ("OTEBM") and OTE Bahamas O&M Ltd. ("OTEB O&M"), both Bahamas private companies. OTEB owns the Baha Mar project, OTEBM is the operating company executing the Baha Mar project, and OTEB O&M is intended to provide ongoing operating and maintenance services to the Baha Mar SWAC system.

OCEES International, Inc. is a Hawaiian corporation that has the purpose of undertaking OTEC assessment projects aimed at identifying suitable locations for OTEC facilities.

Ocean Thermal Energy Cayman, Ltd. ("OTE Cayman") is a Cayman corporation with the purpose of being the holding company for projects in the Cayman Islands. OTE Cayman in turn holds 100% of OTE HC, Ltd. also a Cayman corporation, which has the purpose of being the project-level company for the planned Health City SWAC project.

Ocean Thermal Energy Holding, Ltd. is a Bahamas private company that has the purpose of developing future projects in The Bahamas.

OTE-BM Energy Partners, LLC is a limited liability company formed in the State of Delaware, the purpose of which is to partner with other companies on future project development.

OTEC Innovation Company, Inc., a Delaware corporation, has the purpose of performing research and development efforts.

The results of all of the foregoing entities are included and consolidated in the attached financial statements.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Our principal operating predecessor was OCEES, which was incorporated to promote, improve and commercialize OTEC. OCEES' founders had previously assisted in the design and development of the first U.S. land-based operational OTEC test plant. The 250kW plant operated for six years, at the United States Department of Energy's facility at NELHA at Keahole Point on the Kona coast of Hawaii and was the largest such plant put into operation.

From 2003 to 2009, OCEES assisted the U.S. Navy with feasibility studies for the use of OTEC technology. In 2010, Jeremy P. Feakins, through his JPF Venture Fund 1, LP, invested $2.4 million into OCEES. The JPF Venture Fund made a further investment of $1.4 million in 2011. The investment comprised a mix of equity and loan notes. From the time of the JPF Venture Fund's initial investment, Jeremy P. Feakins joined the board of OCEES and assisted the founders of OCEES in growing the business. Following the change in management, Ocean Thermal Energy Corporation (Delaware) was formed as a new parent company to OCEES and day-to-day operations were moved from Hawaii to Lancaster, Pennsylvania, U.S.A.

In 2011, Ocean Thermal Energy Corporation (Delaware) established a technical and engineering facility in Manassas, Virginia U.S.A. and appointed Ted Johnson, Ph.D as Senior Vice President and Head of OTEC Programs. Dr. Johnson was formerly the Director responsible for Alternative Energy Program Development at Lockheed Martin and in charge of its OTEC program. Prior to this, Dr. Johnson was the managing director of the Oceans Systems Company, a division of Lockheed Martin with annual revenue greater than $200M. Dr. Johnson was also concurrently President of the Ocean Minerals Company (OMCO), a wholly-owned subsidiary of Lockheed Corporation from 1988 until 2011. In 2009, the Ocean Energy Council ("OEC") honored Dr. Johnson with its Ocean Energy Pioneer award for his support and contribution to OTEC technology. Dr. Johnson is a member of the OEC's board of directors.

In 2012, DCO Energy, LLC of Mays Landing, New Jersey, U.S.A. was appointed as EPC partner for the Baha Mar project. Frank E. DiCola, Chairman and CEO of DCO, made a $1.0 million investment in Ocean Thermal Energy Corporation (Delaware) and is currently a director of the Company.

We are also the successor business of Broadband Network Affiliates, Inc. ("BBNA, Inc.'). BBNA, Inc. was originally organized as a limited liability company ("BBNA, LLC") pursuant to the laws of the State of Nevada on August 6, 1999. On December 17, 2013 and pursuant to Chapter 92A of the Nevada Revised Statutes and Section 265 of the Delaware General Corporation Law, the members of BBNA, LLC caused its conversion into a Delaware corporation (the "Conversion"), resulting in BBNA, Inc. On December 31, 2013 and pursuant to an Agreement and Plan of Merger, Ocean Thermal Energy Corporation (Delaware) merged with and into BBNA, Inc. with BBNA, Inc. continuing as the surviving corporation (the "Merger"), and BBNA, Inc. changed its name to "Ocean Thermal Energy Corporation" (referred to herein as "we," "us" or the "Company").

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	**Expected manner of occurrence or method of achievement**	**Date or number of months after receipt of proceeds when should be accomplished**
(1) Commence operations of Baha Mar Energy Service Agreement (ESA)	Construction expected to be completed in 2016 with operations expected to commence at that time.	18 to 24 months
(2) Sign Energy Service Agreement with Health City, Cayman Islands for SWAC	In negotiation with separate customers. We expect an Energy Service Agreement to be signed by December 2014 with an in service date of 2017	Three to six months
(3) Sign Power Purchase Agreement with USVI or Guam	In negotiation with two potential customers for OTEC plants.	18 to 24 months

We believe that we could reach profitability from our first customer, the Baha Mar Resort on New Providence Island, The Bahamas, if reaching profitability were our chief strategic goal. However, we plan to manage our business to achieve high levels of sustainable revenue growth, and to continue to expand with a number of new OTEC and SWAC projects. This growth strategy requires that we make the relatively large sales, marketing and project feasibility expenditures that are a pre-requisite for new customer acquisition. Therefore, we do not expect to operate profitably at least until 2018. We may not reach profitability for several more years, or possibly ever.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

If we are not successful in reaching the foregoing milestones in the amount of time we have allotted ourselves for their achievement, the cash flows we expect from the relevant projects would also be delayed. At this stage, the first milestone regarding the Baha Mar project is the most important to us. An unexpected delay in this project's completion would have negative cash flow effects for us, which would in turn either force us to curtail our growth/expansion activities or raise additional investment capital to maintain growth/expansion expenditures at previously set levels. If we are forced to raise more investment capital than we currently plan on due to a delay in cash flows related to our Baha Mar project, this could be dilutive to your investment.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. *What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)*

Total $(8,798,730) $(0.21) per share

6. *If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.*

We do not currently have and have not had profits.

7. *(a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.*

Net tangible book value is $1,178,204 for our entire Company, and $0.02 per share

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

As a development stage company, our value is driven by anticipated future revenues and earnings rather than the value of our assets, and thus we believe net tangible book value has little relevance to the fair value of our shares.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

We are the result of a merger that occurred December 31, 2013 between Ocean Thermal Energy Corporation, which was incorporated on October 18, 2010 in the State of Delaware, and Broadband Network Affiliates, Inc. ("BBNA, Inc."). In the merger, Ocean Thermal Energy Corporation merged with and into BBNA, Inc., with BBNA, Inc. surviving. After the merger, BBNA, Inc. changed its name to Ocean Thermal Energy Corporation.

Broadband Network Affiliates, Inc. (Pre-Merger)

On December 12, 2013, Broadband Network Affiliates LLC ("BBNA, LLC"), a Nevada Limited Liability Company converted to Broadband Network Affiliates, Inc. ("BBNA, Inc.), a Delaware Corporation. As a result of this conversion, BBNA, Inc. issued 3,644,737 shares of its common stock to 92 shareholders. All shares issued were to prior owners of BBNA, LLC. This was a share exchange with no consideration paid.

Ocean Thermal Energy Corporation (Pre-merger)

From August 1, 2013 until the merger with Broadband Network Affiliates on December 31, 2013, the former Ocean Thermal Energy Corporation issued 1,437,258 shares of its common stock to 25 investors under Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended ("Rule 506"). Total proceeds from the investments were $1,165,168. These shares had a share price of $0.50 to $0.85 per share. All shares were issued to unrelated third party investors. During this same time period this company issued 80,884 shares of its common stock to four service providers. These shares were issued based on the cost of services provided divided by the share price of the then current Rule 506 offerings. These shares were issued under Section 4(a)(2) of the Securities Act of 1933, as amended.

Ocean Thermal Energy Corporation (Post-Merger)

During the 1st Quarter of 2014, we issued the following securities:

- 68,910,001 shares of pre-merger Ocean Thermal Energy Corporation common stock were exchanged for the same number of shares of common stock in the merged entity. These shares were received by pre-merger Ocean Thermal Energy Corporation's 350 shareholders.

- 3,900,000 shares of common stock upon the exercise of outstanding warrants. These warrants had an exercise price of $0.50 per share and were exercised by 29 warrant holders.
- 60,235 shares of common stock to five investors pursuant to Rule 506. The share price for these transactions was $0.85 per share. All investors were unrelated third party investors.
- A short-term note with a related party for $100,000. This note was paid in full on February 26, 2014. Along with the note, we granted the lender 300,000 warrants granting the investor the right to purchase shares of our common stock at the greater of a 50% discount off the price of our common stock as at time of our listing on a stock exchange or $0.425 per share.

During the 2nd Quarter of 2014, we issued the following securities:

- 100,000 shares of common stock pursuant to the exercise of outstanding warrants. These warrants had an exercise price of $0.50 and were exercised by one warrant holder.
- 60,000 shares of common stock to two investors pursuant Rule 506. The shares price for these transactions was $0.85 per share. All investors were unrelated third party investors.
- 68 convertible bonds for $1,200 each to three third party investors. Each bond can be converted to 1,000 shares of common stock at $1.20 per share. These were sold under subsection (c) of Rule 506. Total consideration for the bonds was $81,600.
- A total of 2,174 shares of common stock to two parties for services rendered. The price was determined by using our Rule 506 offering price of $0.85 per share.
- A promissory note with a related party to borrow $2,265,000 with a final maturity of January 15, 2015. Along with the promissory note, the lender received warrants to purchase 12,912,500 shares of common stock at a price of $0.425 per share.

During the 3rd Quarter of 2014, we issued the following securities:

71 convertible bonds for $1,200 each to two third party investors. Each bond can be converted to 1,000 shares of our common stock at $1.20 per share. These were sold under subsection (c) of Rule 506. Total consideration for the bonds was $85,200.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold:	3.35%
If the minimum is sold:	1.37%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $149,200,470*
If the minimum is sold: $146,200,472*

* *These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:* 19,317,500 shares of common stock issuable upon exercise of outstanding warrants, and 68 convertible bonds that are convertible into 68,000 shares of common stock. *These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of cash would be*: $11,667,813.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. *(a) The following table sets forth the use of the proceeds from this offering:*

	If Minimum Amount Sold %	**If Maximum Amount Sold** %
Total Proceeds	**$2,000,001**	**$4,999,999.50**
Less: Offering Expenses	100%	$100%
Commission & Finders Fees*	(0)	(0)
Legal & Accounting	(130,000)	(130,000)
Copying & Advertising	(40,000)	(100,000)
Net Proceeds from Offering	**$1,830,001**	**$4,769,999.50**
Use of Net Proceeds:		
Current Operations and Working Capital	$1,830,001	$4,769,999.50
Total Use of Net Proceeds	**$1,830,001**	**$4,769,999.50**
	100%	**100%**

*Since there is no commission required to be paid on the exercise of Rights, actual commissions paid to a dealer-manager could be substantially lower than the values indicated above. If we are successful in raising the full offering amount through exercise of Rights offered hereunder, there will be $0 in Commissions & Finders Fees. In this case, the additional net proceeds from this offering that are available to us will be used for Current Operations and Working Capital, leaving the percentage of net proceeds used at 100%.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Not applicable. This offering has a minimum $2,000,001 in proceeds that must be raised before we may use the proceeds.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

In addition to funds raised in this offering, we are in the process of raising funds at the project level to fund the Baha Mar project. The Baha Mar contract is owned by one of our wholly-owned subsidiaries, which is in the process of securing the necessary funding to reach financial close and subsequently complete the project. These efforts include securing a mix of senior debt, junior debt and additional equity for the project. We anticipate that this funding will be procured during the third quarter of 2014. As a result of this funding it is possible we will own less than all of the equity of the entity that owns this project.

In the future we plan to raise additional funds through additional offerings, the timing and terms of which are uncertain at this time.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Not applicable.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the

assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not applicable.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not applicable.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Assuming all project funding is received as anticipated, as discussed above in Question 10(a), we do not anticipate having any cash flow or liquidity issues during the next 12 months. We are not currently in default or in breach of any note, loan or other indebtedness or financing arrangement requiring us to make payments. We are not subject to any unsatisfied judgments, liens or settlements obligations and no significant amount of our trade payables have not been paid within the states trade term. If project funding is delayed or not received, we would be forced to delay the project or raise additional capital.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

We believe proceeds from this offering will be adequate to cover our cash requirements for the next 12 months without additional financing.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	**As Adjusted**	
	6/30/2014	**Minimum**	**Maximum**
Debt:			
Short-term debt (average interest rate 10%)	$1,575,000	$1,575,000	$1,575,000
Long-term debt (average interest rate 10%)	$1,518,474	$1,518,474	$1,518,474
Total debt	$3,093,474	$3,093,474	$3,093,474
Stockholders equity (deficit):			
Common stock ($0.0001 par value)	$7,666	$7,799	$7,999
Additional paid in capital	$31,052,927	$33,052,795	$36,052,593
Retained earnings (deficit)	($29,669,842)	($29,669,842)	($29,669,842)
Total stockholders equity (deficit)	$1,390,751	$3,390,752	$6,390,750
Total capitalization	$4,484,225	$6,484,226	$9,484,224

Number of preferred shares authorized to be outstanding:

Number of Class of preferred	**Par Value of Shares Authorized**	**Per Share**
0	20,000,000	N/A

Number of common shares authorized: 200,000,000 shares. Par or stated value per share, if any: $0.0001.

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 20,531,500 shares.

DESCRIPTION OF SECURITIES

14. *The securities being offered hereby are:*
[x] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
[x] Other: Rights to purchase common stock

See above for a description of the rights.

15. *These securities have:*

Yes	No	
[ ]	[x]	Cumulative voting rights
[ ]	[x]	Other special voting rights
[ ]	[x]	Preemptive rights to purchase in new issues of shares
[ ]	[x]	Preference as to dividends or interest
[ ]	[x]	Preference upon liquidation
[x]	[ ]	Other special rights or preferences (specify):

The rights represent the right to purchase approximately 1/23 of a share of common stock for every right received. See above for additional details.

16. *Are the securities convertible?* [ ] Yes [x] No

17. *If securities are notes or other types of debt securities:* Not applicable

18. *If securities are Preference or Preferred stock:* Not Applicable

19. *If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:*

There are no restrictions on dividends under loan or other financing arrangements or otherwise, other that the restrictions on payment of dividends set forth in the Delaware General Corporation Law Sections 170 et seq.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis: $(2,653,773)

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

We are not initially employing a Selling Agent.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Not applicable.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Not Applicable.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

This offering is being made by the following of our officers and directors:

Jeremy P. Feakins, Director, Chairman of the Board, Chief Executive Officer and acting Chief Financial Officer

Business address: Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, PA 17602

Telephone No.: (717) 299-1344

James D. Greenberg, Director, Chief Sustainability Officer and Secretary

Business address: Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, PA 17602

Telephone No.: (717) 299-1344

Frank E. DiCola, Director

Business address: DCO Energy, LLC
Brickworks Office Park
5429 Harding Highway, Building 500
Mays Landing, NJ 8330

Telephone No.: (609) 837-8099

This offering is being conducted by the foregoing officers and directors on a best efforts basis. No sales commissions or any other form of compensation will be paid to us or any of our principals, managers or employees for introducing us to investors or negotiating the sale of shares. However, we reserve the right to engage Financial Industry Regulatory Authority ("FINRA") member broker-dealers or other lawful finders to offer and sell the shares or solicit exercise of the rights on a "best efforts" basis. That is, if engaged by us, such broker dealers or finders will use their best efforts to offer and sell the shares or solicit exercise of the rights, but will not commit to purchase the shares or to sell any minimum number of shares. If we engage FINRA members or finders, we anticipate that we will pay such broker-dealers or finders a sales commission.

On or about October ____, 2014 we will distribute the rights, subscription rights certificates and copies of this offering circular to the holders of our common stock on the record date. Rights holders who wish to exercise their rights and purchase shares of our common stock must complete the reverse of the rights certificate and return it with payment for the shares to the subscription agent at the following address:

Continental Stock Transfer & Trust Company
Attn: Reorganization Department
17 Battery Place, 8th Floor
New York, NY 10004

See "The Rights Offering — Method of Exercising Rights." If you have any questions, you should contact MacKenzie Partners, Inc., our information agent for the rights offering, at (212) 929-5500 (call collect) or (800) 322-2885 (toll-free) or via email at oterights@mackenziepartners.com.

To the extent required, we will file, during any period in which offers or sales are being made, a supplement to this offering circular which sets forth, with respect to a particular offering, the specific number of shares of common stock to be sold, the name of any participating broker, dealer or agent, any applicable commission and any other material information with respect to the plan of distribution not previously disclosed.

To the extent we have shares remaining available (after taking into consideration all requested over-subscription rights), we may offer those shares to the public at the $1.50 per share purchase price through a dealer-manager as our placement agent.

25. *If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:*

We are initially offering the shares of common stock in this offering solely to our existing stockholders through a rights offering, but if not all shares are sold we will offer the remaining shares to the public.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [x] No

26. *(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:*

Continental Stock Transfer & Trust Company
Attn: Reorganization Department
17 Battery Place, 8th Floor
New York, NY 10004
(917) 262-2378

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Within 30 days of the expiration date.

(c) Will interest on proceeds during escrow period be paid to investors? [ ] Yes [x] No

27. *Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined.*

As of August 25, 2014, we had 76,677,147 shares of common stock outstanding. Of this total, 70,525,161 shares are subject to restrictions on trading under relevant securities laws. The minimum holding period before which trades will be permitted under relevant securities laws will expire as follows, although certain other conditions may be required to be met before such shares may be traded (including the requirements of Rule 144 promulgated under the Securities Act of 1933, as amended, which may not be met at the time such mandatory holding period ends):

Number of Shares	Mandatory Holding Period Ends
70,402,812	January 1, 2015
11,117	January 10, 2015
7,058	January 15, 2015
12,000	January 28, 2015
30,000	March 10, 2015
2,174	April 16, 2015

30,000	April 18, 2015
30,000	April 22, 2015
Total: 70,525,161	

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. *If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:*

We have not historically paid a dividend on our common stock, cash or otherwise, and do not intend to do so in the foreseeable future.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. *Chief Executive Officer*:

Title: Chairman of the Board and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer
Name: Jeremy P. Feakins *Age:* 60

Office Street Address:
800 South Queen Street, Lancaster, PA 17603 *Telephone No.:* (717) 299-1344

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Jeremy P. Feakins has over 30 years of experience as an entrepreneur and investor having founded two technology-based companies.

Mr. Feakins has been Chairman and CEO, COO, and acting CFO since January 2011. Mr. Feakins leads the organization and its management team by executing the standard duties of a Chief Executive Officer and a Chairman of the Board. The activities include directing the operations of the Company, approving its operating budget, securing investment capital, communicating with current investors, recruiting and hiring key employees and advisors, and other regular and standard duties of his office. Also, Mr. Feakins regularly travels to prospective customer sites, and is intimately involved in the process of sales and marketing to prospective customers. As Chairman of the Board, Mr. Feakins advises the board and advocates and promotes the organization and stakeholder changes related to organization mission, and leads our board of directors in the execution of its duties to shareholders and to the organization.

Since July 2009, Mr. Feakins has been the Chairman and Managing Partner of the JPF Venture Fund 1, LP, an early-stage venture capital company focused on companies involved with humanitarian and/or sustainability projects. As Managing Partner, he led the organization by providing financial support, business management experience and networking contacts. He identified suitable companies for investment that offered potential for growth and commercialization. JPF Venture Fund has invested in and is a shareholder in the Company.

Since September 2007, Mr. Feakins has been a Managing Partner at Jeremy P. Feakins & Associates, LLC. As a Managing Partner, he manages and leads the organization, which acts as the General Partner of the JPF Venture Fund 1, LP, and manages recruiting, selecting, orienting and training employees.

Mr. Feakins is also a member of the Institute of Directors in the UK and the British American Business Council in the United States.

Education (degrees, schools, and dates):

- Royal Naval Secretariat and Accounting College (now the Defence College of Logisitcs and Personnel Administration), Chatham, UK, 1974, Accounting Diploma
- British Royal Navy, May 1969 – May 1976

Also a Director of the Company? [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full-Time

30. *Chief Operating Officer:* See item 29.

31. *Chief Financial Officer*: See item 29.

32. *Other Key Personnel:*

(A) *Name:* Ted Gunnar Johnson *Age:* 69
Title: Senior Vice President and Head of OTEC Programs
Office Street Address: *Telephone No.:* (540) 341-7019
10432 Balls Ford Rd, Manassas, VA

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Dr. Johnson joined us in 2011 as our Senior Vice President and Head of OTEC Programs. Previously, from 2007 to 2011, Dr. Johnson was Director of Alternative Energy at Lockheed Martin Corporation.

Dr. Johnson is a member of the board of directors of the Ocean Energy Council, Geothermal Research Council, and the National Hydrogen and Hydropower Councils, as well as other professional and honorary societies.

Education (degrees, schools, and dates):

- Northwestern University, Evanston, IL, 1967 – 1972
  Doctor of Science
- Northwestern University, Evanston, IL, 1965 - 1967
  Master of Science
- Northwestern University's Milwaukee School of Engineering, Evanston, IL, 1961 - 1965
  Bachelor of Science in Electrical Engineering

Certificates:

- Advanced Executive Certificate from Northwestern University's Kellogg Business Graduate School, Evanston IL, 1992

Also a Director of the Company? [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time: Full-Time

(B) *Name*: James D. Greenberg *Age*: 53
Title: Director and Head of Communications
Office Street Address:
800 South Queen Street, Lancaster PA 17603 *Telephone No.*: (717) 299-1344

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

As Director and Chief Sustainability Officer at Ocean Thermal Energy since October 2010, Mr. Greenberg works closely with all Directors and Officers, especially the Executive Chairman, to ensure that critical corporate strategies are effectively communicated, implemented and integrated throughout all aspects of the organization, with particular emphasis on successful long-term planning and sustainability.

Since January 2009, Mr. Greenberg has served a Partner and Chief Investment Officer at JPF Venture Fund 1, LP. He provides significant personal equity and raised substantial funding for a venture capital entity focused on socially responsible and sustainable investments. Furthermore, he is responsible for key investment planning, execution and over-sight as well as investor relations and communications.

Education (degrees, schools, and dates):

- Pennsylvania State University, The Dickinson School of Law, Carlisle, PA (now University Park, PA), 1983 – 1986
  Juris Doctor
- Grinnell College, Grinnell, IA, 1979 – 1983
  Bachelor of Arts – Sociology
  - Graduated with Honors

Also a Director of the Company? [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full-Time

(C) *Name:* Gerald S. Koenig *Age*: 55
Title: Company Secretary and General Counsel
Office Street Address:
800 South Queen Street, Lancaster PA 17603 Telephone No.: (717) 299-1344

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Koenig has served as our outside general counsel and secretary since 2007. In this capacity Mr. Koenig oversees all legal matters for us. From 2008 to January 2012, Mr. Koenig served as a Partner at Dombroff Gilmore Jaques & French, P.C., a leading aviation law firm. During his tenure, he provided legal counsel to various government contractors and commercial firms in aviation, information technology and energy sectors. His areas of concentration included government service contracts, regulatory compliance, legislative issues, complex international transactions, export control and Foreign

Corrupt Practice Act compliance.

Since January 2012, Mr. Koenig has been the Owner at the Law Office of Gerald S. Koenig. He provides legal counsel to clients on a wide range of legal matters, with a strong emphasis on financial matters as well as general corporate law. As a practitioner, he serves clients in various sectors, including renewable energy, aviation, information technology and government affairs. Mr. Koenig's areas of concentration include project finance, government and commercial contracts, as well as corporate formation and governance.

Education (degrees, schools, and dates):

- George Mason University School of Law, Arlington, VA, 1993 – 1996
  Juris Doctor
- University of Southern California, Los Angeles, CA, 1983 – 1986
  Master of Arts – International Relations
- West Point, West Point, NY, 1977 – 1981
  Bachelor of Science – Engineering

Also a Director of the Company? [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time: Nearly full-time, provided Mr. Koenig will also continue to manage his law practice.

DIRECTORS OF THE COMPANY

Number of Directors: Three.

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: Not applicable.

34. *Information concerning outside or other Directors (i.e. those not described above)*:

(A) *Name*: Frank DiCola *Age*: 65

Office Street Address: DCO Energy, LLC, Brickworks Office Park
5429 Harding Highway, Building 500
Mays Landing, NJ 08330

Telephone No.: (609) 837-8099

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Since 2001 Mr. DiCola has served as the Chairman, Chief Executive Officer, and Managing Partner of DCO Energy LLC (''DCO''), overseeing all aspects of the operation this energy project development company and engineering, procurement and construction contractor, which he founded, headquartered in New Jersey. DCO has over 200 employees and annual sales in excess of $250 million. DCO has specialized in the development, construction, operations and ownership of combined heat and power projects, renewable generation assets and district energy systems. DCO Energy also acts as third party EPC contractor and operation & maintenance provider to the power industry.

Education (degrees, schools and dates):

University of Cincinnati, 1970, *Bachelor of Science - Mechanical Engineering*

Mr DiCola is a registered U.S. Professional Engineer

35. *(a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?*

[x] Yes [ ] No

Explain:

As discussed in Question 34 above, Frank DiCola, one of our Directors, is the president of DCO a developer of central energy centers and combined heat and power facilities. Development of these facilities is similar to the process of developing and constructing our SWAC and OTEC plants.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

None, other than the fiduciary duties imposed on our directors under the Delaware General Corporation Law.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Jeremy P. Feakins, our Chief Executive Officer and Chairman, has over 30 years of experience as an entrepreneur and investor having founded two technology-based companies. From 1990 - 2006, Mr. Feakins was the Chairman and Chief Executive Officer of Medical Technology & Innovations, Inc. (''MTI''), a developer and manufacturer of a microprocessor-based vision-screening device and other medical devices. As Chairman and Chief Executive Officer of MTI, Mr. Feakins led the company and its management team and managed relationships with shareholders, financial institutions and commentators. Mr. Feakins' efforts helped facilitate MTI's domestic and international expansion. In 1996, Mr. Feakins also managed the public listing of MTI and subsequently structured the sale of the rights to MTI's vision screening product to a major international eyewear company. From 1998 - 2006, Mr. Feakins was also the founder and managing member of Growth Capital Resources, LLC, where he led the organization, successfully managing the public listings for IP Voice Communications, Inc., Care Recruitment Solutions, Inc. and China YCT International, Inc.

Since July 2009, Mr. Feakins has also been the Chairman and Managing Partner of the JPF Venture Fund 1, LP, an early-stage venture capital company focused on companies involved with humanitarian and/or sustainability projects. As Managing Partner, he led the organization by providing financial support, business management experience and networking contacts. He identified suitable companies for investment that offered potential for growth and commercialization.

Mr. Frank DiCola was also the founder and CEO of DCO Energy, LLC, an engineering, procurement and construction (EPC) firm bas in New Jersey.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

The key personnel who are not employees have service contracts with us pursuant to which they are engaged as independent contractors. These agreements include standard terms as well as non-disclosure and non-compete clauses.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

We do not have key man life insurance on any person. We intend to purchase such policies with respect to certain individuals if fundraising efforts are successful, as described herein.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not Applicable.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

	Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	After Offering if All Securities Sold	% of Total
Jeremy P Feakins(1)	Common	$0.11	17,261,399	22.51%	17,261,399	21.57%

(1) Includes shares owned directly by Mr. Feakins, shares owned by two entities owned 100% by Mr. Feakins and 9,617,065 shares owned by JPF Venture Fund, with respect to which Mr. Feakins exercises sole voting control.

Business address: Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, PA 17602

Telephone No.: (717) 299-1344

Principal occupation: Our Chairman of the Board and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 36,783,660 *shares* (40.90% *of total outstanding)*

After offering: Assuming minimum securities sold: 36,783,660 *shares* (40.3% *of total outstanding)*
Assuming maximum securities sold: 36,783,660 *shares* (39.44% *of total outstanding)*

Assumes total shares outstanding to date and exercise of all warrants and other convertible securities controlled by officers and directors.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

During 2012, we entered into a note payable for $1,000,000 and warrants to purchase 3,295,761 shares of common stock with an exercise price of $0.50 with DCO Energy, LLC, a company owned by, Frank di Cola, a member of our board of directors. The warrants were subsequently repriced to $0 and stock issued.

During 2013, we entered into a note payable for $100,000 and one year warrants to purchase 300,000 shares of common stock with an exercise price of $0.425 with Jeremy P. Feakins & Associates, LLC, an entity owned by Jeremy P. Feakins, our Chief Executive Officer and member of our board of directors. The Note was repaid in February 2014.

We paid $120,000 per year for each of the years ended December 31, 2013 and 2012 to JPF Venture Fund I, LP, an entity controlled by Mr. Feakins, our CEO, under an operating lease agreement.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not applicable.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

Name and Relationship	Cash	Other
Jeremy P. Feakins, Chairman, Chief Executive Officer and Acting Chief Financial Officer, Chief Operating Officer and Chief Accounting Officer	$ 350,521	Grant of 1,500,000 shares of common stock, $1,000/month car allowance
James D. Greenberg, Head of Communication	$ 171,548	Grant of 1,000,000 shares of common stock
Gerry Koenig, Company Secretary & General Counsel	$ 120,000	Grant of 1,000,000 shares of common stock
Ted Gunnar Johnson, Sr VP and Head of OTEC Programs	$ 129,323	Grant of 1,350,000 shares of common stock
Related persons as a Group (3 persons)	$522,069	Grant of 2,500,000 shares of common stock, $1,000/month car allowance

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

There is no management plan regarding changes to salaries. There are unpaid deferred salaries totaling $1,108,500. The full amount of these unpaid salaries (constituted of bonuses) become payable upon successful funding of our Baha Mar project.

(c) If any employment agreements exist or are contemplated, describe:

Mr. Feakins has entered into an employment agreement with us dated January 1, 2011 under which Mr. Feakins is employed full-time as our Executive Chairman at a salary of $350,000 per year, reviewable annually. In addition, Mr. Feakins is entitled to a car allowance of $1,000 per month, life insurance and private health insurance for himself and his family. The agreement is terminable on three months' notice by either party. The agreement contains provisions for early termination, amongst other things, in the event that he breaches any material terms of the agreement. Mr. Feakins is subject to non-compete and non-solicitation covenants for a period of two years following termination of his engagement with the Company and to confidentiality undertakings.

Dr. Johnson has entered into an employment agreement with us dated May 1, 2011 under which Dr. Johnson is employed full-time as our Senior Vice President of OTEC Programs at a salary of $210,000 per year, reviewable annually. In addition, Dr. Johnson is entitled to a car allowance of $750 per month, life insurance and private health insurance for himself and his family. The agreement is terminable on three months' notice by either party. The agreement contains provisions for early termination, amongst other things, in the event that he breaches any material terms of the agreement. Dr. Johnson is subject to non-compete and non-solicitation covenants for a period of two years following termination of his engagement with the Company and to confidentiality undertakings.

James Greenberg entered into an employment agreement with us dated May 1, 2011 under which Mr. Greenberg was employed full-time as our Chief Sustainability Officer at a salary of $210,000 per year for a five year term. In addition, Mr. Greenberg was entitled to a car allowance of $750 per month, life insurance and private health insurance for himself and his family. Mr. Greenberg has now transitioned to the role of an independent contractor, but certain bonus payments remain payable to Mr. Greenberg pursuant to this agreement.

41. Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:

(a) 20,531,500 *shares* (20.42% *of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities*).

Warrants	Currently Outstanding	Exercise Price per share	Expiration
Series A Note Warrants	1,075,000	$3.00	March 31, 2017
Series B Note Warrants	105,000	80% of the first day opening price upon listing on recognized stock exchange	October 31, 2023
Short-term Note Warrants (2013)	300,000	$0.425	One year after listing on public exchange
Short-term Note Warrants (2014)	12,912,500	$0.425	One year after listing on public exchange
Class C Warrants	2,000,000	$0.75	December 31, 2018
Class D Warrants	2,000,000	$1.00	December 31, 2018
Class E Warrants	2,000,000	$1.25	December 31, 2018
Convertible Bonds	139,000	$1.20	April – December 2019

None of the foregoing warrants or bonds have been approved by our stockholders.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:

None.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Not applicable.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Those individuals we deem key to our success have non-compete provisions in their employment contracts. The terms of these non-competes are a period of two years after leaving employment.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43 Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None.

FEDERAL TAX ASPECTS

44 If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Not applicable. We are not an S corporation.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

None.

FINANCIAL STATEMENTS

46. See Financial Statements beginning on the following page.

LIGGETT, VOGT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
Ocean Thermal Energy Corporation

We have audited the accompanying consolidated balance sheets of Ocean Thermal Energy Corporation and Subsidiaries (the "Company") as of December 31, 2013 and 2012 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the two years then ended December 31, 2013 and 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Ocean Thermal Energy Corporation and Subsidiaries as of December 31, 2013 and 2012 and the results of its operations and its cash flows for the years ended December 31, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

Liggett, Vogt & Webb, P.A.

LIGGETT, VOGT & WEBB, P.A.
Certified Public Accountants

Boynton Beach, Florida
May 8, 2014

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Current Assets		
Cash	$ 76,349	$ 71,588
Accounts receivables	-	58,007
Prepaid expenses	93,361	8,361
Other current assets	19,627	-
Total current assets	189,337	137,956
Property and Equipment		
Property and equipment, net	12,802	18,277
Assets under construction	5,735,620	5,211,091
Property and equipment, net	5,748,422	5,229,368
Deposits		
Total Assets	$ 5,937,759	$ 5,367,324
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Current Liabilities		
Current portion - Capital lease obligation	$ 4,018	$ 3,458
Line of Credit	428	11,929
Accounts payables and accrued expense	2,998,565	7,001,806
Notes payable	-	97,968
Notes payable - related party	70,943	1,492,358
Total Current Liabilities	3,073,954	8,607,519
Capital lease obligation, less current portion	7,282	11,300
Notes Payable - related party	1,153,319	737,152
Notes payable	525,000	-
Total Liabilities	4,759,555	9,355,971
Stockholders' Equity (Deficiency)		
Common stock, $0.0001 par value; 120,000,000 shares authorized, 72,554,738 and 39,574,203 shares issued and outstanding, respectively	7,254	3,957
Additional Paid In Capital	28,649,291	14,687,007
Accumulated deficit	(27,478,341)	(18,679,611)
Total Stockholders' Equity (Deficiency)	1,178,204	(3,988,647)
Total Liabilities and Stockholders' Equity (Deficiency)	$ 5,937,759	$ 5,367,324

The accompanying notes are an integral part of these consolidated financial statements

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

		2013		2012
Revenue	$	227,143	$	261,646
Cost of Sales		-(207,633)		(244,936)
Gross Profit		19,510		16,710
Operating Expenses				
Salaries and wages		6,177,679		7,958,768
Professional fees		1,234,086		1,307,616
Loss on Asset Disposal		-		26,175
General and administrative		976,014		648,935
Total Operating Expenses		8,387,779		9,941,494
Loss from Operations		(8,368,269)		(9,924,784)
Other Income (Expenses)				
Interest Expense		(430,461)		(720,317)
Interest Income		-		4
Total Other expense		(430,461)		(720,313)
Loss Before Income Taxes		(8,798,730)		(10,645,097)
Provision for Income Taxes		-		-
Net Loss	$	**(8,798,730)**	$	**(10,645,097)**
Net Loss per Common Share				
Basic and Diluted	$	**(0.21)**	$	**(0.34)**
Weighted Average Number of Common Shares Outstanding				
Basic and Diluted		**42,116,728**		**30,910,603**

The accompanying notes are in integral part of these consolidated financial statements

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock Shares	Common Stock Par value	Additional Paid In Capital	Accumulated Deficit	Total Stockholders Equity (Deficiency)
Balance, December 31, 2011	19,962,629	$ 1,997	$ 4,458,271	$ (8,034,514)	$ (3,574,246)
Stock issued for cash ($0.50 per share)	4,070,344	407	2,034,765	-	2,035,172
Stock issued for note payable conversions ($0.50 per share)	1,950,000	195	974,805	-	975,000
Stock issued for interest ($0.50 per share)	52,362	5	26,176	-	26,181
Stock issued to consultants ($0.50 per share)	455,534	45	227,722	-	227,767
Stock issued to employees ($0.50 per share)	13,083,334	1,308	6,540,359	-	6,541,667
Fair value of warrants issued	-	-	424,909	-	424,909
Net Loss	-	-	-	(10,645,097)	(10,645,097)
Balance, December 31, 2012	39,574,203	3,957	14,687,007	(18,679,611)	(3,988,647)
Stock issued for cash ($0.85 and $0.50 per share)	6,500,936	650	3,696,651	-	3,697,301
Stock issued for note payable conversions ($0.50 per share)	3,400,000	340	1,699,660	-	1,700,000
Stock issued to employees ($0.50 per share)	3,600,000	360	1,799,640	-	1,800,000
Stock issued to consultants ($0.50 per share)	1,980,000	198	952,054	-	952,252
Repricing of warrants	-	-	3,386,661	-	3,386,661
Exercise of warrants ($0.00)	8,568,978	856	(856)	-	-
Stock issued to consultants ($0.85 per share)	80,884	8	68,743	-	68,751
Stock issued in exchange for accrued expenses ($0.50)	5,205,000	521	2,601,979	-	2,602,500
Stock issued in reverse merger	3,644,737	364	(300,364)	-	(300,000)
Fair value of warrants issued	-	-	58,116	-	58,116
Net Loss	-	-	-	(8,798,730)	(8,798,730)
Balance, December 31, 2013	72,554,738	$ 7,254	$ 28,649,291	$ (27,478,341)	$ 1,178,204

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash Flows From Operating Activities:		
Net loss	$ (8,798,730)	$ (10,645,097)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	5,475	16,825
Loss on disposal	-	26,175
Stock issued for services	2,821,003	6,769,434
Repricing of warrants	3,386,661	-
Stock issued for interest	-	26,181
Amortization of note payable discounts	264,900	428,694
Changes in assets and liabilities:		
Accounts receivable	58,007	(58,007)
Other current assets	(19,627)	-
Prepaid expenses	(85,000)	(2,710)
Accounts payable	(429,908)	1,737,629
Accrued expenses	(970,833)	1,238,237
Net Cash Used In Operations	(3,768,052)	(462,639)
Cash Flow Used In Investing Activities:		
Purchase property, plant and equipment	-	(4,385)
Assets under construction	(524,529)	(3,632,261)
Net Cash Flow Used In Investing Activities	(524,529)	(3,636,646)
Cash Flows From Financing Activities:		
Proceeds from notes payable	625,000	2,063,000
Payment for purchase of stock in reverse merger	(10,000)	-
Repayment of line of credit	(11,501)	(13,858)
Proceeds from issuance of common stock	3,697,301	2,035,172
Repayment of capital lease	(3,458)	(2,975)
Net Cash Provided by Financing Activities	4,297,342	4,081,339
Net Increase/(Decrease) in Cash and Cash Equivalents	4,761	(17,946)
Cash and cash equivalents at beginning of year	71,588	89,534
Cash and cash Equivalents at End of Year	$ 76,349	$ 71,588
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 113,584	$ 2,482
Cash paid for taxes	$ -	$ -

SUPPLEMENTAL DISCLOSURE OF NON CASH ITEMS

During 2012, the Company converted $975,000 in notes payable to 1,950,000 shares of common stock.

During 2013, the Company converted $1,700,000 in notes payable to 3,400,000 shares of common stock.

During 2013, the Company exchanged $2,602,500 of accrued expenses for 5,205,000 shares of common stock.

During 2013, the Company exchanged 3,644,737 shares of common stock for the net liabilities of $290,00 of Broadband Network Affiliates, Inc.

During 2013, the Company recorded a debt discount of $58,116 related to the fair value of warrants issued.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A) Nature of Operations

OCEES International Inc. ("OCEES") was formed under the laws of Hawaii on January 21, 1998. In 2011, OCEES and OTE Corp. entered into a share exchange agreement. The transaction was treated as a merger of entities under common control as 100% of the stockholder of OCEES exchanged their shares for 100% of the outstanding shares of OTE Corporation.

Ocean Thermal Energy Corporation ("OTE Corp.") is a Delaware corporation formed on October 18, 2010. The OTE Group is a power generation group that, with its proprietary technology, develops, builds, owns, and operates renewable energy systems, primarily in the Eastern and Western Caribbean Islands.

On December 17, 2013, Broadband Network Affiliates, Inc. (BBNA), a Nevada Corporation changed its' state domicile and became a Delaware Corporation. On December 23, 2013, BBNA entered into a merger agreement with Ocean Thermal Energy Corporation, which was effective December 31, 2013. Upon completion of the merger, BBNA changed its' name to Ocean Thermal Energy Corporation and the former OTE Corp. ceased to exist. The transaction was treated as a reverse merger and recapitalization by OTE Corp.

(B) Principal Subsidiary Undertakings

The consolidated financial statements for the years ended December 31, 2013 and 2012 include OTE Corp and the following subsidiaries:

Name	Place of Incorporation/ Establishment	Principal Activities	Date Formed	Effective Interest
OTEB	Bahamas	Intermediate holding company of OTE BM and OTE Bahamas O&M	7/4/2011	100%
OTE BM	Bahamas	OTEC/SDC development in the Bahamas	9/7/2011	100%
OCEES	Hawaii, USA	Research and development for the Pacific Rim	1/21/1998	100%
OTE UK	England and Wales	Dormant	7/22/2010	100%
OTEC Innovation	Delaware, USA	Dormant	6/2/2011	100%
OTE- BM Energy	Delaware, USA	Dormant	6/2/2011	100%
OTE Bahamas O&M	Bahamas	Dormant	9/7/2011	100%
OTE Holdings	Bahamas	Dormant	3/5/2012	100%
OTE PLC	England and Wales	Dormant	1/22/2013	100%
OTE Cayman	Caymans	Dormant	3/26/2013	100%
OTE HC	Caymans	Dormant	3/26/2013	100%

OTE Corp. and its subsidiaries are here after referred to as the "Company".

(C) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and the reported period. Actual results could differ from those estimates. Significant estimates include the assumptions used in valuing equity investments.

(D) Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. At December 31, 2013 and December 31, 2012, the Company had no cash equivalents.

(E) Income Taxes

The Company accounts for income taxes under FASB Codification Topic 740-10-25 ("ASC 740-10-25"). Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's 2010 to 2013 tax years remain open to audit by the Internal Revenue Service and state tax authorities.

(F) Business Segments

The Company operates in one segment and therefore segment information is not presented.

(G) Property and Equipment

Land is recorded at cost and includes expenditures made to ready it for use. Land is considered to have an infinite useful life.

Buildings are recorded at cost and are depreciated over their estimated useful lives.

Furniture, vehicles, equipment and software are recorded at cost and include major expenditures, which increase productivity or substantially increase useful lives.

Maintenance, repairs and minor replacements are charged to expenses when incurred. When furniture, vehicles and equipment is sold or otherwise disposed of, the asset and related accumulated depreciation are removed from this account, and any gain or loss is included in the statement of operations.

The cost of furniture, vehicles, equipment and software is depreciated over the estimated useful lives of the related assets.

Assets under construction represent costs incurred by the Company for its renewable energy systems currently in process. The Company capitalizes costs incurred once the project has met the project feasibility stage. Costs include environmental engineering, permits, government approval costs and site engineering costs. The Company currently has two projects in the development stage and one project in the construction phase. The Company capitalizes direct interest costs association with the projects. As of December 31, 2013 and 2102, the Company has $0 and $0 respectively of interest costs capitalized.

Depreciation is computed using the straight-line method for financial reporting purposes. The estimated useful lives and accumulated depreciation for land, buildings, furniture, vehicles, equipment and software are as follows:

	Years
Computer Equipment	3
Software	5

(H) Fair Value

Accounting Standards Codification ("ASC") 820 " *Fair Value Measurements and Disclosures*" ("ASC 820") defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles in the U.S., and enhances disclosures about fair value measurements. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

• Level 1 – Pricing inputs are quoted prices available in active markets for identical assets or liabilities as of the reporting date.
• Level 2 – Pricing inputs are quoted for similar assets, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes assets or liabilities valued at quoted prices adjusted for legal or contractual restrictions specific to these investments.

• Level 3 – Pricing inputs are unobservable for the assets or liabilities; that is, the inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability.

Management believes the carrying amounts of the short-term financial instruments, including cash and cash equivalents, accounts receivable, prepaid expense and other assets, accounts payable, accrued liabilities, notes payable, deferred compensation and other liabilities reflected in the accompanying balance sheets approximate fair value at December 31, 2013 and 2012 due to the relatively short-term nature of these instruments.

(I) Concentrations

As of December 31, 2013 and 2012, the Company has one customer whose sales account for 100% of total sales.

(J) Loss per Share

The basic loss per share is calculated by dividing the Company's net loss available to common shareholders by the weighted average number of common shares during the period. The diluted loss per share is calculated by dividing the Company's net loss by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company has 11,480,000 and 9,643,978 shares issuable upon the exercise of warrants that were not included in the computation of dilutive loss per share because their inclusion is anti-dilutive for the years ended December 31, 2013 and 2012, respectively.

(K) Revenue Recognition

The Company recognizes revenue on arrangements in accordance with FASB ASC No. 605, "Revenue Recognition". In all cases revenue is recognized when the price is fixed and determinable, persuasive evidence of an engagement exists, the service is performed and collectability of receivable is reasonably assured. The Company recognizes revenue from grants as the services are performed.

(L) Fair Value of Financial Instruments

The carrying amount reported in the balance sheet for accounts payable, loans and notes payable approximate fair value based on the short-term maturity of these instruments.

(M) Recent Accounting Pronouncements

Recent accounting pronouncements issued by FASB (including the Emerging Issues Task Force), the AICPA and the SEC, did not or are not believed by the Company management, to have a material impact on the Company's present or future financial statements.

NOTE 2 PROPERTY & EQUIPMENT

Property and equipment consists of the following at December 31, 2013:

	Cost	Accumulated Depreciation	Net Book Value	Estimated Useful Life
Computer & Office Equipment	$ 5,490	$ 2,219	$ 3,271	3 Years
Software	19,061	9,530	9,531	5 Years
Construction in Process	5,735,620	-	5,735,620	
	$ 5,760,171	$ 11,749	$ 5,748,422	

Property and equipment consists of the following at December 31, 2012:

	Cost	Accumulated Depreciation	Net Book Value	Estimated Useful Life
Computer & Office Equipment	$ 5,490	$ 556	$ 4,934	3 Years
Software	19,061	5,718	13,343	5 Years
Construction in Process	5,211,091	-	5,211,091	
	$ 5,235,642	$ 6,274	$ 5,229,368	

Depreciation expense for the years ended December 31, 2013 and 2012 was $5,475 and $16,825, respectively. During 2012, the Company recognized a loss of $26,175 on the closing of its Hawaii location.

NOTE 3 CAPITAL LEASE PAYABLE

On June 22, 2011, the Company entered into a 5 year capital lease agreement with a company. The lease has a purchase option bargain of $1. The Company has classified this agreement as a capital leases. Future payments required under the lease are as follows:

Year ended December 31, 2014	$	5,457
Year ended December 31, 2015		5,457
Year ended December 31, 2016		2,728
Total		13,642
Less amounts representing interest		2,342
Capital lease obligation		11,300
Less current portion		4,018
Long term capital lease obligation	$	7,282

NOTE 4 NOTES PAYABLE

During 2011, The Company entered into a note payable for $200,000 and two year warrants to purchase 659,152 shares of common stock with an exercise price of $0.50. The note had an interest rate of 10% per annum, was secured by a first lien in all assets of OTE Corp. and one of its subsidiaries, and was due on September 26, 2013. The Company determined the warrants had a fair value of $66,810 based on the Black Scholes Option Pricing Model. The fair value was recorded as a discount on the notes payable and was being amortized over the life of the note. The Company repriced the warrants during 2013 and took an additional charge to earnings of $280,766 related to the repricing. The warrants were exercised upon the repricing. Accrued Interest totaled $2,890 as of December 31, 2012 and the note and all accrued interest was converted to 400,000 shares of common stock during the year ended December 31, 2013. (See Notes 6 & 9)

During 2011, the Company entered into two note payable agreements with an entity owned by our CEO and principal stockholder for $1,000,000 and $400,000 and two year warrants to purchase 3,295,761 and 1,318,304 shares of common stock, respectively. All the warrants had an exercise price of $0.50 per common share. The notes bear interest of 10%, are secured by a first lien in all assets of OTE Corp. and one of its subsidiaries and are due April 15, 2013 and July 1, 2013, respectively. The Company determined the warrants had fair values of $336,389 and $134,129, respectively, based on the Black Scholes Option Pricing Model. The fair value was recorded as a discount on the notes payable and was being amortized over the life of the note. The Company repriced the warrants during 2013 and took an additional charge to earnings of $1,836,515 related to the repricing. The warrants were exercised upon the repricing.

Accrued interest totaled $41,667 and $16,667 as of December 31, 2012, respectively, and the notes and all accrued interest on the notes was converted to 2,800,000 shares of common stock during the year ended December 31, 2013. (See Notes 6 & 9)

During 2012, The Company entered into a note payable for $1,000,000 with an entity owned by a director of the Company and three year warrants to purchase 3,295,761 shares of common stock with an exercise price of $0.50. The note has an interest rate of 10% per annum, is secured by a first lien in all assets of OTE Corp. and one of its subsidiaries, and is due on February 3, 2015. The Company determined the warrants had a fair value of $378,500 based on the Black Scholes Option Pricing Model. The fair value was recorded as a discount on the notes payable and was being amortized over the life of the note. The Company repriced the warrants during 2013 and took an additional charge to earnings of $1,269,380 related to the repricing. The warrants were exercised upon the repricing. Accrued Interest totaled $141,666 and $41,666 as of December 31, 2013 and 2012, respectively. (See Notes 6 & 9)

Series A - 10% Notes

During 2012, the Company issued Series A units. Each unit is comprised of a $50,000 unsecured note that matured on March 31, 2013 and bears interest at 10% per annum payable quarterly, and a warrant to purchase 50,000 common shares at an exercise price of $3.00. The warrants expire on March 31, 2017. The Company issued $1,075,000 of Series A 10% Convertible Notes (including proceeds of $12,000 received in 2011 that were converted to Series A Notes in 2012) and 1,075,000 warrants to purchase common shares. Also during 2012, $975,000 of Series A 10% Notes were converted into 1,950,000 shares of common stock of the Company. There was no gain or loss on the exchange. The remaining $100,000 balance was converted to 200,000 shares of common stock during the year ended December 31, 2013. (See Note 6)

Series B - 10% Notes

During 2013, the Company issued Series B units. Each unit is comprised of a $50,000 unsecured note that matures on October 31, 2023 and bears interest at 10% per annum payable annually in arrears and a warrant to purchase 10,000 common shares at an exercise price of 80% of the first day opening price upon the Company listing on a recognized stock exchange. During 2013, the Company issued $525,000 of Series B 10% Convertible Notes and 105,000 warrants to purchase common shares.

Unsecured Debentures

During 2013, The Company entered into a note payable for $100,000 and one year warrants to purchase 300,000 shares of common stock with an exercise price of $0.43 with an entity owned by our CEO and principal stockholders. The unsecured note has an interest rate of 10% per annum and is due on January 31, 2014. The Company determined the warrants had a fair value of $58,116 based on the Black Scholes Option Pricing Model. The fair value was recorded as a discount on the notes payable and was being amortized over the life of the note. Accrued Interest totaled $1,292 as of December 31, 2013. (See Notes 6 & 9)

During 2013, the Company paid cash of $10,000 and entered into a note payable for $290,000 in connection with the reverse merger transaction. The Company re-purchased and retired 7,546,464 shares of common stock simultaneous with the closing of the merger. The note is unsecured and due the earlier of December 31, 2015 or upon the Company receiving $50,000 of proceeds from the exercise of the Class A warrants, $50,000 from the exercise of the Class B warrants, $60,000 from the exercise of the Class C warrants, $60,000 from the exercise of the Class D warrants and $70,000 from the exercise of the Class E warrants.

The following Notes Payable were outstanding at December 31, 2012 and 2013:

December 31, 2012

							Related Party		Non Related Party	
Date of Issuance	Maturity Date	Interest Rate	Original Principal	Principal at December 31, 2012	Discount at December 31, 2012	Carrying Amount at December 31, 2012	Current	Long-Term	Current	Long-Term
04/15/11	04/15/13	10%	$ 1,000,000	$1,000,000	$ 49,056	$ 950,944	$ 950,944	$ -	$ -	$ -
07/01/11	07/01/13	10%	400,000	400,000	33,532	366,468	366,468	-	-	-
09/26/11	09/26/13	10%	200,000	200,000	25,054	174,946	174,946	-	-	-
02/03/12	02/03/15	10%	1,000,000	1,000,000	262,848	737,152	-	737,152	-	-
03/07/12	03/31/13	10%	25,000	25,000	269	24,731	-	-	24,731	-
03/07/12	03/31/13	10%	25,000	25,000	269	24,731	-	-	24,731	-
09/14/12	03/31/13	10%	50,000	50,000	1,494	48,506	-	-	48,506	-
Total			$ 2,700,000	$2,700,000	$ 372,522	$2,327,478	$1,492,358	$ 737,152	$ 97,968	$ -

December 31, 2013

							Related Party		Non Related Party	
Date of Issuance	Maturity Date	Interest Rate	Original Principal	Principal at December 31, 2013	Discount at December 31, 2013	Carrying Amount at December 31, 2013	Current	Long-Term	Current	Long-Term
02/03/12	02/03/15	10%	$ 1,000,000	$1,000,000	$ 136,681	$ 863,319	$ -	$ 863,319	$ -	$ -
08/15/13	08/16/16	10%	525,000	525,000	-	525,000	-	-	-	525,000
12/31/13	12/31/15	8%	290,000	290,000	-	290,000		290,000		
12/01/13	01/31/14	10%	100,000	100,000	29,057	70,943	70,943	-	-	-
Total			$ 1,915,000	$1,915,000	$ 165,738	$1,749,262	$ 70,943	$1,153,319	$ -	$ 525,000

Maturities of Long –Term Obligations for Five Years and Beyond

The minimum annual principal payments of notes payable and capital lease obligations at December 31, 2013 were:

2014	$ 100,000
2015	1,000,000
2016	525,000
2017 and thereafter	-
Total	$ 1,625,000

NOTE 5 LINE OF CREDIT

The Company has a line of credit from the Bank of Hawaii. The credit line bears interest at prime plus 3% as of December 31, 2013, the interest rate is 7.5%. The credit line matures on September 30, 2014. The outstanding balance at December 31, 2013 is $428.

NOTE 6 STOCKHOLDERS EQUITY

Common Stock

The Company has 120,000,000 shares of $0.0001 par value common stock authorized.

During 2012, the Company issued 4,070,344 shares of common stock in exchange for cash of $2,035,172.

During 2012, a total of $975,000 notes were converted to 1,950,000 shares of common stock at the rate of $0.50 per share based on recent cash offering price. There was no gain or loss recorded on the exchange. (See Note 4)

During 2012, the Company issued 455,534 shares of common stock in exchange for consulting services provided during the year with a fair value of $227,767.

During 2012, the Company issued 52,362 shares of common stock for interest due from the Series A notes with a fair value of $26,181.

During 2012, the Company issued 13,083,334 shares of common stock to employees as compensation and bonuses determined in their employment agreements with a fair value of $6,541,667.

During 2013, the Company issued 6,500,936 shares of common stock for cash of $3,697,301.

During 2013, a total of $1,700,000 notes were converted to 3,400,000 shares of common stock at a rate of $0.50 per shares based on recent cash offering. There was no gain or loss on the exchange. (See Note 4)

During 2013, the Company issued 3,600,000 shares of common stock for services to employees with a fair value of $1,800,000 based on recent cash offering ($0.50 per share).

During 2013, the Company issued 1,980,000 shares of common stock for services to consultants with a fair value of $952,252 based on recent cash offering ($0.50 per share).

During 2013, the Company issued 8,568,978 shares of common stock upon the exercise of repriced warrants. (See Notes 4 & 9)

During 2013, the Company issued 80,884 shares of common stock to consultants with a fair value of $68,751 ($0.85 per share).

During 2013, the Company issued 5,205,000 shares of common stock in exchange for accrued expenses with a fair value of $2,602,500 ($0.50 per share)

On December 23, 2013, 3,644,737 shares were issued in a reverse merger with Broadband Network Affiliates, Inc. The transaction was valued at the fair value of the assets acquired and Broadband Network Affiliates, Inc. changed its name to Ocean Thermal Energy Corporation and the predecessor Ocean Thermal Energy ceased to exist upon completion of the merger.

Warrants

In September 2011 the Company issued 5,273,217 warrants to investors to purchase an aggregate of 5,273,217 shares of common stock for a period of 3 years. The purchase price of these warrants is $0.50 per share. The Company calculated the fair value of the extended warrants by using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield for all the years; expected volatility of 55%; risk-free interest rate of 0.5% and an expected life of two years.

We used the following assumptions for warrants during the year ended December 31, 2012.

Expected volatility:	55%
Expected lives:	2 to 5 Years
Risk-free interest rate:	.25% to 1.13%
Expected dividend yield:	None

We used the following assumptions for warrants during the year ended December 31, 2013.

Expected volatility:	50%
Expected lives:	2 Years
Risk-free interest rate:	.33%
Expected dividend yield:	None

During 2012, the Company issued 1,075,000 warrants in conjunction with Series A notes payable wherein the warrants are exercisable at a price of $3.00 and expire on May 31, 2017.

During 2012, the Company issued 3,295,761 warrants with an exercise price of $0.50 in conjunction with the loan from a related party. These warrants have an expiration date of February 3, 2015 and can be converted at any time. (See Note 4)

During 2013, the Company issued 105,000 warrants in conjunction with a private placement memoranda wherein the warrants are exercisable at a price equal to 80% of the stock price of the first day opening price upon Company listing on a recognized stock exchange. Since this has not yet occurred, the exercise price cannot be determined and thus, none of the warrants are exercisable as of December 31, 2013.

During 2013, the Company re-priced 8,568,978 warrants from $0.50 to $0.00 per share. Per ASC Topic 718, this exchange was treated as a modification. The incremental value of $ 3,386,661, measured as the excess of the fair value of the modified award over the fair value of the original award immediately before the modification and using the black-Scholes option pricing model, was expensed immediately as all the options vested on the date of exchange and were exercised.

During 2013, the Company issued 300,000 warrants with an exercise price equal to the greater of a 50% discount off of the stock price at the initial public offering price, or $0.425 per share in conjunction with a note payable with an entity owned by our CEO. (See Note 4)

As part of the Merger with Broadband Network Affiliates, Inc., the Company assumed 10,000,000 outstanding warrants. These warrants are grouped into five tranches of warrants with 2,000,000 shares allocated to each tranche. These warrants expire on December 31, 2018.

As part of the merger with BBNA, there were five classes of callable warrants exercisable for two million shares per class. The warrants are callable by the Company upon written notice of the Company's election to call the warrants. Following receipt by the holder of a call notice, the holder shall have 30 days to exercise or correct these warrants. If the warrants are not exercised or corrected within 30 days, these warrants shall become null and void.

Warrant	Number of Shares Available	Price Per Share	Total Proceeds
A	2.0 million shares	$0.50	$1.0 million
B	2.0 million shares	$0.50	$1.0 million
C	2.0 million shares	$0.75	$1.5 million
D	2.0 million shares	$1.00	$2.0 million
E	2.0 million shares	$1.25	$2.5 million
Total	10.0 million shares		$8.0 million

Information with respect to warrants outstanding and exercisable at December 31, 2013 and 2012 is as follows:

	Number Outstanding	Range of Exercise Price	Number Exercisable
Balance, December 31, 2011	5,273,217	.50	5,273,217
Issued	4,370,761	.50 – 3.00	4,370,761
Expired	-	-	-
Exercised	-	-	-
Balance, December 31, 2012	9,643,978	.50 – 3.00	9,643,978
Issued	405,000	-	-
Expired	-	-	-
Warrants assumed in merger	10,000,000	.50 -1.25	10,000,000
Exercised	(8,568,978)	.50	(8,568,978)
Balance, December 31, 2013	11,480,000	3.00	11,075,000

NOTE 7 INCOME TAX

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate to the income before provision for income taxes is as follows:

	December 31, 2013	December 31, 2012
Statutory rate applied to loss before income taxes	$ (3,575,763)	$ (4,321,207)
Increase (decrease) in income taxes results from:		
Nondeductible expenses	2,209,494	2,920,341
Change in valuation allowance	1,366,269	1,400,866
Income tax expense (benefit)	$ -	$ -

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities are as follows:

	December 31, 2013	December 31, 2012
Deferred Tax Assets	$ 9,188	$ 10,625
Operating loss carry forwards	4,019,180	2,651,473
Gross deferred tax assets	4,028,367	2,662,098
Valuation allowance	(4,028,367)	(2,662,098)
Net deferred tax asset	$ -	$ -

The Company has net operating loss carry forwards (NOL) for income tax purposes of approximately $9,901,000. This loss is allowed to be offset against future income until the year 2033 when the NOL's will expire. The tax benefits relating to all timing differences have been fully reserved for in the valuation allowance account due to the substantial losses incurred through December 31, 2013. The change in the valuation allowance for the years ended December 31, 2013 and 2012 was an increase of $1,366,269 and $1,400,866 respectively.

NOTE 8 COMMITMENTS AND CONTINGENCIES

Employment Agreements

On January 1, 2011, we entered into a five-year employment agreement with an individual to serve as our Chief Executive Officer. As part of the agreement, the employment agreement will renew for successive one-year terms unless the employment agreement is expressly cancelled by either the CEO or the Company 100 days prior to the end of the term. Under the terms of the agreement the CEO will receive an annual salary of $350,000 to be paid in the form of cash bi-weekly, a car allowance of $12,000 and company paid health insurance. The contract allows the company to defer $170,000 per annum until the Company reaches its first financial close on a project with a capital cost of $25 million or more. The agreement calls for bonuses equal to one times annual salary plus 500,000 common shares for each additional project, which generates $25 million or more revenue to the Company. The agreement also requires the CEO to receive a severance in the lessor amount of three year's salary or 100% of the remaining salary if the remaining term is less than three years.

On January 1, 2011, we entered into a five-year employment agreement with an individual to serve as our Chief Financial Officer. As part of the agreement, the employment agreement will renew for successive one-year terms unless the employment agreement is expressly cancelled by either the CFO or the Company 100 days prior to the end of the term. Under the terms of the agreement the CFO will receive an annual salary of $210,000 to be paid in the form of cash bi-weekly, a car allowance of $9,000 and company paid health insurance. The contract allows the company to defer $108,000 per annum until the Company reaches its first financial close on a project with a capital cost of $25 million or more. The agreement calls for bonuses equal to one times annual salary plus 250,000 common shares for each additional project, which generates $25 million or more revenue to the Company. The agreement also requires the CFO to receive a severance in the lessor amount of three year's salary or 100% of the remaining salary if the remaining term is less than three years.

On May 1, 2011, we entered into a five-year employment agreement with an individual to serve as our Senior Vice President and Head of OTEC Programs. As part of the agreement, the employment agreement will renew for successive one-year terms unless the employment agreement is expressly cancelled by either the individual or the Company 100 days prior to the end of the term. Under the terms of the agreement the individual will receive an annual salary of $210,000 to be paid in the form of cash bi-weekly, a car allowance of $9,000 and $14,400 towards health insurance. The contract allows the company to defer $108,000 per annum. For the Baha Mar project, he is entitled to a bonus of $25,000, 100,000 common shares and all deferred salaries. The agreement calls for bonuses equal to one times annual salary plus 100,000 common shares for each additional project, which generates $25 million or more revenue to the Company. The agreement also requires the individual to receive a severance in the lessor amount of three year's salary or 100% of the remaining salary if the remaining term is less than three years.

The Company has entered into various consulting and employment agreements with terms up to 2 years. These agreements call for monthly payments and payments and shares due at certain milestones dates. As of December 31, 2013, the Company has commitments to pay $401,000 for certainly signed contacts that are expected to be paid within the next 24 months and $450,000 on each contract signed in the future or upon other certain milestones and 310,000 shares of common stock.

Operating Agreements

The Company leases office space located at 800 South Queen Street in Lancaster, Pennsylvania from JPF Venture Fund I, LP, a related party, under an operating lease. The lease agreement was entered into on October 1, 2010 for an initial term of five years with options to renew the lease for two additional five-year terms.

2014	$ 120,000
2015	90,000
Thereafter	0
Total	$ 210,000

NOTE 9 RELATED PARTY TRANSACTIONS

During 2011, The Company entered into a note payable for $200,000 and two year warrants to purchase 659,152 shares of common stock with an exercise price of $0.50 with a related party. (See Note 4)

During 2011, the Company entered into two note payable agreements with a related party for $1,000,000 and $400,000 and two year warrants to purchase 3,295,761 and 1,318,304 shares of common stock, respectively, with exercise prices of $0.50. (See Note 4)

During 2012, the Company issued 2,726,000 shares of common stock to a related party for compensation with a fair value of $1,363,000. (See Note 6)

During 2012, the Company issued 4,038,334 shares of common stock to a related party for compensation with a fair value of $2,019,167.

During 2012, the Company entered into a note payable for $1,000,000 and warrants to purchase 3,295,761 shares of common stock with an exercise price of $0.50 with a company owned by a director of the Company. (See Note 4)

During 2013, The Company entered into a note payable for $100,000 and one year warrants to purchase 300,000 shares of common stock with an exercise price of $0.43 with a related party. (See Note 4)

During 2013, the Company repriced 8,568,978 warrants held by related parties from $0.50 to $0.00 per share. (See Note 6)

The Company paid $120,000, $120,000 and $390,000 for the years ended December 31, 2013, 2012 and the period January 21, 1998 through December 31, 2013 to a Company controlled by the CEO under an operating lease agreement. (See Note 8)

During 2013, a Company owned by a director was paid $247,253 for services related to the construction of the Baha Mar project.

NOTE 10 SUBSEQUENT EVENTS

During 2014, the Company issued 60,235 shares of common stock for cash of $51,200 ($0.85 per share).

During 2014, individuals exercised 3,900,000 Series "A" and "B" warrants to purchase 3,900,000 shares of common stock at a price of $0.50 per share for cash of $1,950,000.

During 2014, a private venture fund in which our CEO and CFO are officers and directors agreed to provide up to $1,200,000 in working capital loans. The loan requires the payment of a facility fee of $25,000 upon execution of the loan agreement and 7,000,000 warrants at an exercise price of $0.425 that expire 12 months after the Company completes an initial public offering. The loans are unsecured, bear interest at a rate of 10% and are due May 1, 2015. The fund has advanced $100,000 through April 17, 2014.

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through May 8, 2014, the date the financial statements were issued.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARES
CONSOLIDATED BALANCE SHEETS
As of June 30, 2014
(UNAUDITED)

ASSETS		
Current Assets		
Cash	$	277,040
Accounts receivables		-
Prepaid expenses		8,361
Other current assets		15,091
Total current assets		300,492
Property and Equipment		
Property and equipment, net		17,427
Assets under construction		7,106,486
Property and equipment, net		7,123,913
Deposits		
Total Assets	$	7,424,405
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Current Liabilities		
Current portion - Capital lease obligation	$	4,172
Short-term Note - Related Party		1,575,000
Line of Credit		-
Accounts payables and accrued expense		2,930,813
Total Current Liabilities		4,509,985
Capital lease obligation, less current portion		5,195
Notes Payable - related party		926,403
Notes payable		592,071
Total Liabilities		6,033,654
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $0.0001 par value; 220,000,000 shares authorized, 76,677,147 shares issued and outstanding		7,666
Additional Paid In Capital		31,052,927
Accumulated deficit		(29,669,842)
Total Stockholders' Equity		1,390,751
Total Liabilities and Stockholders' Equity	$	7,424,405

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(UNAUDITED)

Revenue	$	-
Cost of Sales		-
Gross Profit		-
Operating Expenses		
Salaries and wages		812,535
Professional fees		715,635
General and administrative		459,909
Total Operating Expenses		1,988,079
Loss from Operations		(1,988,079)
Other Income (Expenses)		
Interest Expense		(193,422)
Total Other expense		(193,422)
Loss Before Income Taxes		(2,181,501)
Provision for Income Taxes		-
Net Loss	$	**(2,181,501)**

In the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. All of the adjustments made to the statement are of a normal recurring nature.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(UNAUDITED)

	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders Equity (Deficiency)
	Shares	Par value			
Balance December 31, 2013	72,554,738	7,254	28,949,291	(27,488,341)	1,468,204
Stock issued upon exercise of warrantes ($0.50 per share)	4,000,000	400	1,999,600	-	2,000,000
Stock issued for cash ($0.85 per share)	120,235	12	102,188	-	102,200
Stock issued for consulting services ($0.85 per share)	2,174	0	1,848	-	1,848
Net Loss	-	-	-	(2,181,501)	(2,181,501)
Balance, June 30, 2014	76,677,147	$ 7,666	$ 31,052,927	$ (29,669,842)	$ 1,390,751

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(UNAUDITED)

		2014
Cash Flows From Operating Activities:		
Net loss	$	(2,181,501)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		3,635
Stock issued for services		1,846
Amortization of note payable discounts		77,612
Changes in assets and liabilities:		
Other current assets		4,538
Accounts payable		(68,008)
Accrued expenses		(217,426)
Net Cash Used In Operations		(2,379,304)
Cash Flow Used In Investing Activities:		
Purchase property, plant and equipment		(8,261)
Assets under construction		(1,068,182)
Net Cash Flow Used In Investing Activities		(1,076,443)
Cash Flows From Financing Activities:		
Repayment of Notes payable		(100,000)
Short-term Borrowings		1,575,000
Clean Energy Bonds		81,600
Repayment of line of credit		(428)
Proceeds from issuance of common stock		2,102,200
Repayment of capital lease		(1,934)
Net Cash Provided by Financing Activities		3,656,438
Net Increase/(Decrease) in Cash and Cash Equivalents		200,691
Cash and cash equivalents at beginning of year		76,349
Cash and cash Equivalents at End of Year	$	277,040
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	19,852
Cash paid for taxes	$	-

$ -

In the opinion of management all adjustments necessary for a fair statement of results for the interim period have l the adjustments made to the statement are of a normal recurring nature.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Our losses to date, as reflected in the Financial Statements included herewith, are the result of our being in the development stage. Steps we have taken towards profitability include:

- Signing an Energy Service Agreement to provide the Baha Mar Resort with all its chilling needs for a 20-year period.
- Negotiating with several other governmental, quasi-governmental and large corporate businesses to provide both electricity and air cooling to them through 20 to 30 year agreements.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

As a growing, development-stage-company, we expect continued losses for the next several years, and these losses could increase over at least the next two to three years as we invest further in our growth, and to support those OTEC and SWAC projects already in our pipeline. According to Goldman Sachs (http://www.goldmansachs.com/our-thinking/our-conferences/clean-energy-summit/goldman-sachs-clean-energy-ecosystem-summit.pdf), the clean energy industry is expected to be a growth market and one that is at an inflection point in terms of technologies that have the capacity to transform production, delivery and consumption of energy. The International Energy Outlook 2013 (IEO2013) projects that world energy consumption will grow by 56 percent between 2010 and 2040, which will further push the need for alternatives to electrical power produced by fossil-fuel based systems. These trends should positively affect our sales efforts over the next several years. Further, we expect continued volatility in oil and gas prices, and a general upward trend in these prices. This increase in volatility and pricing increases our potential customers' risks related to the cost of operating their facilities or offering energy to their customers, making our ability to offer stable, long-term fixed price agreements more attractive. We also expect the trend of greater appreciation for renewable energy sources such as OTEC to continue. We expect the impact of these forces on our business over the next twelve months to be primarily in the generation of additional sales leads and stronger demand, though given the lengthy timeline for entering into revenue generating contracts, we do not expect these trends to have a significant impact on our revenues or income during such period.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year.

The revenues reflected on the attached financial statements were solely for consulting services. We have subsequently decided to concentrate on project development, and no longer expect to generate significant revenues from consulting services. The gross margin on such consulting services performed in the past was approximately 7%.

What is the anticipated gross margin for next year of operations?

None.

If this is expected to change, explain.

We expect to continue to operate without revenue for the next operating year.

Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Not applicable. We do not expect to generate revenues until 2016 at the earliest. Gross margin information is not available for our industry.

50. Foreign sales as a percent of total sales for last fiscal year: 0%

Domestic government sales as a percent of total domestic sales for last fiscal year: 100%.

Explain the nature of these sales, including any anticipated changes:

All sales were for consulting services only with historic gross margins of approximately 7%.

PART III —EXHIBITS

Number	Title	Page No.
2.1	Certificate of Incorporation	1
2.2	Certificate of Merger	4
2.3	Certificate of Amendment	8
2.4	Bylaws	11
3.1	Form of Warrant Certificate Issued by Broadband Network Affiliates, LLC	33
3.2	Warrant To Purchase Common Stock of Ocean Thermal Energy Corporation (JPF 2013 Warrant)	37
3.3	Loan Agreement dated April 1, 2014 between Jeremy P. Feakins & Associates, LLC and Ocean Thermal Energy Corporation (JPF 2014 Loan)	41
3.4	Warrant to Purchase Common Stock of Ocean Thermal Energy Corporation (JPF 2014 Warrant)	49
3.5	Promissory Note dated April 1, 2014 from Ocean Thermal Energy Corporation to Jeremy P. Feakins & Associates, LLC (JPF 2014 Note)	54
3.6	Form of Series A 10% Unsecured Note	59
3.7	Form of Warrant to Purchase Common Stock (Series A Loan)	62
3.8	Form of Loan Agreement by and Among Certain Lenders and Ocean Thermal Energy Corporation (Series B Loan)	68
3.9	Form of Promissory Note issued by Ocean Thermal Energy Corporation to Certain Lenders (Series B Loan)	76
3.10	Form of Security Agreement by and Between Ocean Thermal Energy Corporation and Certain Lenders (Series B Loan)	79
3.11	Form of Warrant to Purchase Common Stock (Series B Loan)	90
3.12	Form of Secured Convertible Promissory Note (Green Bond) Dated August 18, 2014	93
3.13	Form of Security Agreement between Ocean Thermal Energy Corporation and Certain Lenders	104
4.1	Subscription Rights Certificate	110
4.2	Preliminary Subscription Agreement	112
4.3	Acknowledgement of Subscription	114
6.1	Energy Services Agreement by and between OTE BM Ltd. and Baha Mar Ltd. dated as of July 9, 2013*	115
6.2	Lease Agreement between JPF Venture Fund 1, LP and OCEES International, Inc., a Hawaii corporation, and Ocean Thermal Energy Corporation, a Delaware corporation dated	171

Number	Title	Page No.
	October 1, 2010.	
6.3	Employment Agreement with Jeremy P. Feakins dated January 1, 2011	186
6.4	Employment Agreement with James D. Greenberg dated January 1, 2011	200
6.5	Settlement and Mutual Release Agreement dated March 8, 2013	214
6.6	Employment Agreement with Dr. Ted Johnson dated May 1, 2011	222
6.7	Employment Termination Agreement between Ocean Thermal Energy Corporation and Stephen K. Oney dated June 15, 2013	232
9.1	Form of Subscription Agent Agreement between Ocean Thermal Energy Corporation and Continental Stock Transfer & Trust Company	242
10.1	Written Consent of Liggett, Vogt & Webb, P.A.	256
10.2	Consent of Procopio, Cory, Hargreaves & Savitch, LLP**	N/A
11.1	Opinion of Procopio, Cory, Hargreaves & Savitch, LLP***	N/A
15.1	Questions and Answers about the Rights Offering	257
15.2	Instructions for Use of Ocean Thermal Energy Corporation Subscription Rights Certificate	263
15.3	Notice to Stockholders	266

* Portions of this exhibit have been omitted pursuant to a request for confidential treatment and the non-public information is being filed separately with the Commission.

** To be included in Exhibit 11.1.

*** To be filed by amendment.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lancaster, State of Pennsylvania on August 28, 2014.

Ocean Thermal Energy Corporation
By: [signature]
Name: Jeremy P. Feakins
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jeremy P. Feakins, as his true and lawful attorney-in-fact, proxy and agent, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this offering statement (including post-effective amendments or any abbreviated offering statement and any amendments thereto), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
[signature] Jeremy P. Feakins	Chief Executive Officer, Acting Chief Financial Officer and Director	August 28, 2014
[signature] James D. Greenberg	Chief Sustainability Officer, Secretary and Director	August 28, 2014
____________ Frank Di Cola	Director	________, 2014

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF CERTIFICATE OF INCORPORATION OF "BROADBAND NETWORK AFFILIATES, INC." FILED IN THIS OFFICE ON THE SEVENTEENTH DAY OF DECEMBER, A.D. 2013, AT 7:06 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5451264 8100V

131439946

AUTHENTICATION: 0994392

DATE: 12-18-13

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:19 PM 12/17/2013
FILED 07:06 PM 12/17/2013
SRV 131439946 - 5451264 FILE

CERTIFICATE OF INCORPORATION
OF
BROADBAND NETWORK AFFILIATES, INC.

I.

The name of this corporation is: Broadband Network Affiliates, Inc.

II.

The address of the corporation's registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle. The name of the registered agent at such address is Corporation Service Company.

III.

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

IV.

A. This Corporation is authorized to issue two classes of shares designated "Common Stock" and "Preferred Stock," respectively. The total number of shares which this Corporation is authorized to issue is One Hundred Twenty Million (120,000,000) shares, consisting of one hundred million (100,000,000) shares of Common Stock, each having a par value of $0.0001, and twenty million (20,000,000) shares of Preferred Stock, each having a par value of $0.0001.

B. The Preferred Stock may be issued from time to time in one or more series. The board of directors of this Corporation is hereby authorized, by filing a certificate pursuant to the Delaware General Corporation Law, to fix or alter from time to time the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions of any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

V.

The board of directors is authorized to adopt, amend or repeal the bylaws of this corporation. The election of directors need not be by written ballot.

VI.

The name and mailing address of the incorporator is:

John P. Cleary, Esq.
PROCOPIO, CORY, HARGREAVES & SAVITCH LLP
12544 High Bluff Drive, Suite 300
San Diego, CA 92130

VII.

No director of this corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

Neither the amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

VIII.

The corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, from time to time, in the manner prescribed by the Delaware General Corporation Law. All rights herein conferred are granted subject to this reservation.

* * * *

I, John P. Cleary, for the purpose of forming a corporation pursuant to the Delaware General Corporation Law, do make, file and record this certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand on December 11, 2013.

/s/ John P. Cleary
John P. Cleary, Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

"OCEAN THERMAL ENERGY CORPORATION", A DELAWARE CORPORATION,

WITH AND INTO "BROADBAND NETWORK AFFILIATES, INC." UNDER THE NAME OF "OCEAN THERMAL ENERGY CORPORATION", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE THE THIRTY-FIRST DAY OF DECEMBER, A.D. 2013, AT 2:49 O'CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF MERGER IS THE THIRTY-FIRST DAY OF DECEMBER, A.D. 2013, AT 5 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE

5451264 8100M

131495360

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 1026252

DATE: 01-02-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:49 PM 12/31/2013
FILED 02:49 PM 12/31/2013
SRV 131495360 - 5451264 FILE

STATE OF DELAWARE

CERTIFICATE OF MERGER
OF
OCEAN THERMAL ENERGY CORPORATION
INTO
BROADBAND NETWORK AFFILIATES, INC.

Pursuant to Title 8, Section 251(c) of the General Corporation Law of the State of Delaware, the undersigned corporation does hereby certify:

FIRST. The name and jurisdiction of formation or organization of each of the entities which are to merge are as follows:

Name	Jurisdiction of Formation
Broadband Network Affiliates, Inc.	Delaware
Ocean Thermal Energy Corporation	Delaware

SECOND. The Agreement and Plan of Merger (the ***Agreement of Merger***) by and among Broadband Network Affiliates, Inc., a Delaware corporation, Ocean Thermal Energy Corporation. a Delaware corporation, and Theodore Herman, an individual, providing for the merger (the ***Merger***) of Ocean Thermal Energy Corporation with and into Broadband Network Affiliates, Inc. has been approved, adopted, certified. executed and acknowledged by each of the constituent corporations in accordance with the requirements of the General Corporation Law of the State of Delaware.

THIRD. The name of the surviving corporation is Broadband Network Affiliates, Inc. (the ***Surviving Corporation***).

FOURTH. The Merger is to become effective as of 5:00 p.m. on December 31, 2013.

FIFTH. At the effective time of the Merger, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows:

"I.

The Name of this corporation is: Ocean Thermal Energy Corporation"

SIXTH. The Agreement of Merger is on file at the principal place of business of the Surviving Corporation, located at 800 South Queen Street, Lancaster, Pennsylvania 17603.

SEVENTH. A copy of the Agreement of Merger will be furnished by the Surviving Corporation, on request and without cost, to any stockholder or other person holding an interest in Broadband Network Affiliates, Inc. or Ocean Thermal Energy Corporation.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Broadband Network Affiliates, Inc., as the surviving corporation, has caused this certificate to be signed by an authorized person, the 31 day of December, 2013.

Broadband Network Affiliates, Inc.

By: Theodore Herman

Name: Theodore Herman

Title: President

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "OCEAN THERMAL ENERGY CORPORATION", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF APRIL, A.D. 2014, AT 10:22 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5451264 8100

140503922

AUTHENTICATION: 1311726

DATE: 04-23-14

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:22 PM 04/22/2014
FILED 10:22 PM 04/22/2014
SRV 140503922 - 5451264 FILE

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
OCEAN THERMAL ENERGY CORPORATION

Ocean Thermal Energy Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the "*DGCL*"), hereby certifies that:

FIRST: The name of the corporation is Ocean Thermal Energy Corporation (the "***Corporation***").

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141(f) and 242 of the DGCL, has adopted a resolution that it is advisable to amend Article IV of the Corporation's Certificate of Incorporation to read in its entirety as follows:

"ARTICLE IV

> This Corporation is authorized to issue two classes of shares of stock designated "Common Stock" and "Preferred Stock," respectively. The total number of shares which this Corporation is authorized to issue is Two Hundred Twenty Million (220,000,000) shares, consisting of Two Hundred Million (200,000,000) shares of Common Stock, each having a par value of $0.0001, and Twenty Million (20,000,000) shares of Preferred Stock, each having a par value of $0.0001."

THIRD: The foregoing amendment was submitted to the stockholders of the Corporation and has been duly approved, consented to, authorized and adopted by the holders of a majority of the issued and outstanding stock entitled to vote thereon in accordance with the provisions of Section 242 of the DGCL, by execution of a written consent given in accordance with the provisions of Section 228 of the DGCL.

FOURTH: The foregoing amendment shall be effective upon filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer this 22nd day of April 2014.

OCEAN THERMAL ENERGY CORPORATION

/s/ Jeremy P. Feakins

Jeremy P. Feakins
President and Chief Executive Officer

BYLAWS

OF

OCEAN THERMAL ENERGY CORPORATION

(a Delaware corporation)

TABLE OF CONTENTS

Page

DOCS 121319-000001/1892614.1

BYLAWS
OF
OCEAN THERMAL ENERGY CORPORATION

ARTICLE I
CORPORATE OFFICES

1.1 Registered Office.

The registered office of the corporation shall be in the City of Wilmington County of New Castle, State of Delaware. The name of the registered agent of the corporation at such location is Corporation Service Company.

1.2 Other Offices.

The principal office of the corporation in the Commonwealth of Pennsylvania shall be located at 800 South Queen Street, Lancaster, PA 17603.

1.3 Change in Offices.

The corporation may change the registered agent, registered office and principal office and may have such other offices, either within or without its state of incorporation as the board of directors may designate or as the business of the corporation may from time to time require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

2.1 Place of Meetings.

Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the Board of Directors. In the absence of any such designation, stockholders' meetings shall be held at the principal office of the corporation.

2.2 Annual Meeting.

The annual meeting of stockholders shall be held on such date, time and place, either within or without the State of Delaware, as may be designated by resolution of the Board of Directors each year. At the meeting, directors shall be elected and any other proper business may be transacted.

2.3 Special Meeting.

A special meeting of the stockholders may be called at any time by the Board of Directors, the chairman of the Board of Directors, the chief executive officer, the president or by one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting, as well as in the manner set forth in Article III, Section 3.4(b)(ii) for the purpose set forth therein.

If a special meeting is called by any person or persons other than the Board of Directors, the president, chief executive officer or the chairman of the Board of Directors, the request shall be in writing, specifying the requested time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by electronic mail or other electronic transmission to the chairman of the Board of Directors, the president, the chief executive officer, any vice president, or the secretary of the corporation. No business may be transacted at such special meeting other than that specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5 of this Article II, that a special meeting will be held at the time and place determined by the Board of Directors. If the notice is not given within sixty (60) days after the receipt of the request, the person or persons requesting the meeting may set the time and place of the meeting and give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4 <u>Notice of Stockholders' Meetings.</u>

All notices of meetings with stockholders, both annual and special, shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5 <u>Manner of Giving Notice; Affidavit of Notice.</u>

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the Delaware General Corporation Law. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6 <u>Quorum.</u>

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairman of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

2.7 Adjourned Meeting; Notice.

When a meeting is adjourned to another place (if any), date or time, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any), thereof and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8 Organization; Conduct of Business.

(a) Such person as the Board of Directors may have designated or, in the absence of such a person, the President of the corporation or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. The secretary of the corporation shall act as secretary of the meeting, but in the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

(b) The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

2.9 Voting.

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of these bylaws, subject to the provisions of Sections 217 and 218 of the General Corporation Law of Delaware (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation or these bylaws, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by the certificate of incorporation or otherwise by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

2.10 Waiver of Notice.

Whenever notice is required to be given under any provision of the General Corporation Law of Delaware or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice, or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

2.11 Stockholder Action By Written Consent Without A Meeting.

Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (i) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (ii) delivered to the corporation in accordance with Section 228(a) of the Delaware General Corporation Law.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the date the earliest dated consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section. Electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the Delaware General Corporation Law.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the General Corporation Law of Delaware if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the General Corporation Law of Delaware.

2.12 Record Date for Stockholder Notice; Voting; Giving Consents.

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not precede the date upon which the resolution fixing the record date is accepted by the Board of Directors and which record date:

(a) in the case of determination of stockholders entitled to notice of or to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be more than sixty nor less than ten days before the date of such meeting;

(b) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors; and

(c) in the case of determination of stockholders for any other action, shall not be more than 60 days prior to such other action.

If the Board of Directors does not so fix a record date:

(d) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(e) The record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the corporation.

(f) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, if such adjournment is for thirty (30) days or less; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

2.13 <u>Proxies.</u>

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the General Corporation Law of Delaware.

ARTICLE III
DIRECTORS

3.1 Powers.

Subject to the provisions of the General Corporation Law of Delaware and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

3.2 Number of Directors.

Upon the adoption of these bylaws, the number of directors constituting the entire Board of Directors shall be four (4). Thereafter, this number may be changed by a resolution of the Board of Directors or of the stockholders, subject to the certificate of incorporation and Section 3.4 of these bylaws. No reduction of the authorized number of directors shall have the effect of removing any director before such director's term of office expires.

3.3 Election, Qualification and Term of Office of Directors.

(a) Except as provided in Section 3.4 of these bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

(b) No person entitled to vote at an election for directors may cumulate votes to which such person is entitled.

3.4 Resignation and Vacancies.

Any director may resign at any time upon written notice to the attention of the Secretary of the corporation. A resignation that is conditioned on the director failing to receive a specified vote for re-election as a director may provide that it is irrevocable. When one or more directors so resigns and the resignation is effective at a future date, subject to the certificate of incorporation, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

Unless otherwise provided in the certificate of incorporation or these bylaws:

(a) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(b) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the General Corporation Law of Delaware.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole Board of Directors (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the General Corporation Law of Delaware as far as applicable.

3.5 <u>Place of Meetings; Meetings by Telephone.</u>

The Board of Directors of the corporation may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6 <u>Regular Meetings.</u>

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

3.7 Special Meetings; Notice.

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairman of the Board of Directors, the chief executive officer, the president, the secretary or any two directors at such time as the Board is constituted with two or more directors. If the Board of Directors is constituted of one director, special meetings may also be called by the sole director.

Notice of the time and place of special meetings shall be delivered personally, by hand, by courier, or by telephone to each director or sent by first-class mail, facsimile, electronic transmission, or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. If the notice is delivered personally, by hand, by courier or by facsimile, electronic transmission, telephone or telegram, it shall be delivered at least forty-eight (48) hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the corporation. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8 Quorum.

At all meetings of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or at a meeting of a committee which authorizes a particular contract or transaction.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.9 Waiver of Notice.

Whenever notice is required to be given under any provision of the General Corporation Law of Delaware or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

3.10 Board Action By Written Consent Without A Meeting.

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used.

3.11 Fees and Compensation of Directors.

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

3.12 Approval of Loans to Officers.

To the extent permitted by law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

3.13 Removal of Directors.

(a) Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors or (ii) without cause by the affirmative vote of the holders of sixty-six and two-thirds percent (66-2/3%) of the shares then entitled to vote at an election of directors.

(b) Whenever the holders of any class or series are entitled to elect one or more directors by the certificate of incorporation, the applicable provision of (a) above shall apply to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole.

3.14 **Chairman of the Board of Directors.**

The corporation may have, at the discretion of the Board of Directors, a chairman of the Board of Directors who may or may not be considered an officer of the corporation, at the election of the Board of Directors.

3.15 **Conduct of Business.**

Meetings of the Board of Directors shall be presided over by the chairman of the Board of Directors, if any, or in his absence by a chairperson designated by the Board of Directors, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary of the corporation shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

ARTICLE IV
COMMITTEES

4.1 **Committees of Directors.**

The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporate Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation.

4.2 **Committee Minutes.**

Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

4.3 **Meetings and Action of Committees.**

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum),

Section 3.9 (waiver of notice), and Section 3.10 (action without a meeting) of these bylaws, with such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the governance of any committee not inconsistent with the provisions of these bylaws.

4.4 Subcommittees.

Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V
OFFICERS

5.1 Officers.

The officers of the corporation shall be a chief executive officer (who shall, unless another officer is appointed as such, also be the corporation's president), a president, a secretary, a treasurer and a chief financial officer. The corporation may also have, at the discretion of the Board of Directors, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws. Any number of offices may be held by the same person.

5.2 Appointment of Officers.

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these bylaws, shall be appointed by the Board of Directors, subject to the rights, if any, of an officer under any contract of employment.

5.3 Subordinate Officers.

The Board of Directors may appoint, or empower the chief executive officer or the president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board of Directors may from time to time determine.

5.4 Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the

Board of Directors at any regular or special meeting of the Board of Directors or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

5.5 <u>Vacancies in Offices.</u>

Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

5.6 <u>Chief Executive Officer.</u>

Subject to such supervisory powers, if any, as may be given by the Board of Directors to the chairman of the Board of Directors, if any, the chief executive officer of the corporation (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the corporation. He or she shall preside at all meetings of the stockholders and, in the absence or nonexistence of a chairman of the Board of Directors, at all meetings of the Board of Directors and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

5.7 <u>President.</u>

Should the Board of Directors designate an officer other than the chief executive officer as the president of the corporation, subject to such supervisory powers, if any, as may be given by the Board of Directors to the chairman of the Board of Directors (if any) or the chief executive officer, the president shall have general supervision, direction, and control of the business and other officers of the corporation. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

5.8 <u>Vice Presidents.</u>

In the absence or disability of the chief executive officer and president, the vice presidents, if any, in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these bylaws, the chief executive officer, the president or the chairman of the Board of Directors.

5.9 **Secretary and Assistant Secretary.**

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these bylaws. He or she shall keep the seal of the corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these bylaws. In the absence or disability of the Secretary, the Assistant Secretaries, if any, in order of their rank as fixed by the Board of Directors, or if not ranked, in the order of their election, shall perform all the duties of the Secretary and when so acting shall have all the powers of, and be subject to all the restrictions upon, the Secretary. The Assistant Secretaries shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these bylaws, the chief executive officer, the president, the chairman of the Board of Directors, or the Secretary.

5.10 **Chief Financial Officer.**

Unless otherwise designated by the Board of Directors, the chief financial officer shall be the corporation's treasurer. The chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any director.

The chief financial officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the president, the chief executive officer, or the directors, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation, and shall have other powers and perform such other duties as may be prescribed by the Board of Directors or the bylaws.

5.11 Representation of Shares of Other Corporations.

The chairman of the Board of Directors, the chief executive officer, the president, any vice president, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the Board of Directors or the chief executive officer or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

5.12 Authority and Duties of Officers.

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board of Directors or the stockholders.

ARTICLE VI
INDEMNIFICATION OF DIRECTORS AND OFFICERS

6.1 Right to Indemnification.

Each person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether by or in the right of the corporation or otherwise (a "proceeding"), by reason of the fact that he or she is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee, partner (limited or general) or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to an employee benefit plan, shall be (and shall be deemed to have a contractual right to be) indemnified and held harmless by the corporation (and any successor to the corporation by merger or otherwise) to the fullest extent authorized by, and subject to the conditions and (except as provided herein) procedures set forth in the Delaware General Corporation Law (or such other applicable law), as such applicable law exists or may hereafter be amended (but any such amendment shall not be deemed to limit or prohibit the rights of indemnification hereunder for past acts or omissions of any such person insofar as such amendment limits or prohibits the indemnification rights that said law permitted the corporation to provide prior to such amendment), against all expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation (or in accordance with such other standard as may be required for such indemnification under applicable law), and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful; provided, however, that the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person (except for a suit or action pursuant to Section 6.2 hereof) only if such proceeding (or part thereof) was authorized by the Board of Directors or otherwise provided by applicable law. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful. Persons who are not directors or officers of the corporation and are not so serving at the request of the corporation may be similarly indemnified in respect of such service to the extent authorized at any time by the Board of Directors. The indemnification conferred in this Section 6.1 also shall include, if permitted by applicable law, the right to be paid by the corporation (and such successor) the expenses (including attorneys' fees) incurred in the defense of or other involvement in any such proceeding in advance of its final disposition; provided, however, that, if and to the extent the Delaware General Corporation Law or such other applicable law requires, the payment of such expenses (including attorneys' fees) incurred by a director or officer in advance of the final disposition of a proceeding shall be made only upon delivery to the corporation of an undertaking by or on behalf of such director or officer to repay all amounts so paid in advance if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section 6.1 or otherwise; and provided further, that such expenses incurred by other employees and agents may be so paid in advance upon such terms and conditions, if any, as the Board deems appropriate. To the extent that a present or former director or officer of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described in this Section 6.1, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by such person in connection therewith.

6.2 <u>Right of Claimant to Bring Action Against the Corporation.</u>

If a claim under Section 6.1 is not paid in full by the corporation within 60 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring an action against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such action. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in connection with any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law (or any other applicable law) for the corporation to indemnify the claimant for the amount claimed or is otherwise not entitled to indemnification under Section 6.1, but the burden of proving such defense shall be on the corporation. The failure of the corporation to have made a determination (in the manner provided under the Delaware General Corporation Law or any other applicable law) prior to or after the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law (or any other applicable law) shall not be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. Unless otherwise specified in an agreement with the claimant, an actual determination by the corporation (in the manner provided under the Delaware General Corporation Law or any other applicable law) after the commencement of such action that the claimant has not met such applicable standard of conduct shall not be a defense to the action.

6.3 Non-Exclusivity.

The rights to indemnification and advance payment of expenses provided by Section 6.1 hereof shall not be deemed exclusive of any other rights to which those seeking indemnification and advance payment of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

6.4 Indemnification Contracts.

The Board of Directors is authorized to enter into a contract with any director, officer, employee or agent of the corporation, or any person serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than, those provided for in this Article VI to the fullest extent not prohibited by the Delaware General Corporation Law or any other applicable law.

6.5 Insurance.

The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, partner (limited or general) or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, against any liability asserted against such person or incurred by such person in any such capacity, or arising out of such person's status as such, and related expenses, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law or any other applicable law.

6.6 Survival of Indemnification.

The indemnification and advance payment of expenses and rights thereto provided by, or granted pursuant to, Section 6.1 hereof shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, partner or agent and shall inure to the benefit of the personal representatives, heirs, executors and administrators of such person.

6.7 Effect of Amendment.

Any amendment, repeal or modification of any provision of this Article VI by the stockholders and the directors of the corporation shall not adversely affect any right or protection of a director or officer of the corporation existing at the time of such amendment, repeal or modification.

6.8 Saving Clause.

If this Article VI, or any portion hereof, shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nonetheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Article VI that shall not have been invalidated, or by any other applicable law. If this Article VI shall be invalid due to the application of the indemnification provisions of the corporations code of another jurisdiction than the State of Delaware, then the corporation shall indemnify each director and officer to the full extent permitted under the law of such jurisdiction.

ARTICLE VII
RECORDS AND REPORTS

7.1 Maintenance and Inspection of Records.

The corporation shall, either at its principal office or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records, except those of a proprietary nature or containing trade secrets, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal office.

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least ten (10) days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

7.2 Inspection by Directors.

Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

ARTICLE VIII
GENERAL MATTERS

8.1 Checks.

From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

8.2 Execution of Corporate Contracts and Instruments.

The Board of Directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.3 Stock Certificates; Partly Paid Shares.

The shares of the corporation may be represented by certificates, provided that the Board of Directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the corporation by the chairman or vice-chairman of the Board of Directors, or the president or vice-president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of such corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

8.4 Special Designation on Certificates.

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.5 Lost Certificates.

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

8.6 Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the Delaware General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

8.7 Dividends.

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

8.8 Fiscal Year.

The fiscal year of the corporation shall end on December 31 of each year, unless otherwise fixed by resolution of the Board of Directors.

8.9 Seal.

The corporation may adopt a corporate seal, which may be altered at pleasure, and may use the same by causing it or a facsimile thereof, to be impressed or affixed or in any other manner reproduced.

8.10 Transfer of Stock.

Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction in its books.

8.11 Stock Transfer Agreements.

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the General Corporation Law of Delaware.

8.12 Registered Stockholders.

The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

8.13 Facsimile Signature

In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these bylaws, facsimile signatures of any officer or officers of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE IX
AMENDMENTS

The bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

BROADBAND NETWORK AFFILIATES, LLC

WARRANT CERTIFICATE

WARRANT NUMBER: NUMBER OF WARRANTS:

CLASS WARRANT CERTIFICATE FOR THE PURCHASE OF SHARES OF THE COMMON STOCK OF BROADBAND NETWORK AFFILIATES, LLC

THE ISSUE OF THESE WARRANTS HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES WERE ISSUED EXEMPT FROM SUCH REGISTRATION UNDER TITLE 11, SECTION 1145, OF THE U.S. CODE.

FOR VALUE RECEIVED, BROADBAND NETWORK AFFILIATES, LLC (the "Company"), hereby certifies that the registered holder hereof, or registered assigns, (the "Holder") subject to the terms and conditions hereinafter set forth, and at any time during the period beginning on the date hereof and ending on is entitled to:

14. Purchase shares of the Common Stock of the Company for each of the within Warrants exercised at a price of $ per share of such Common Stock (the "Warrant Price") or

15. Purchase shares of the Common Stock of the Company for each of the within Warrants exercised at such price as may be determined by vote of the Board of Directors, provided that such price is not higher than $ per share of such Common Stock.

16. Convert these Warrants, in whole or in part, into that number of shares of Common Stock of the Company determined by dividing (a) the aggregate fair market value, as of the date of conversion, of the shares of Common Stock of the Company which would be issuable upon exercise of the Warrants to be converted minus the aggregate Warrant Price of the shares of Common Stock of the Company which would be issuable upon exercise of the Warrants by (b) the said fair market value of one share of the Common Stock of the Company. For the purposes of conversion of these Warrants, fair market value shall be the value determined in accordance with the following provisions:

    a. If the Common Stock of the Company is not at the time listed or admitted on any stock exchange but is traded on the Nasdaq National Market System or SmallCap Market or is quoted on the OTC Bulletin Board, the fair market value shall be the closing selling price per share of such common stock on the date in question, as such price is reported by the National Association of Securities Dealers through, in order of preference, the Nasdaq National Market System, the SmallCap Market, or the OTC Bulletin Board, or any successor system. If there is not a closing selling price for such common stock on the date in question, then the fair market value shall be the closing selling price on the last preceding date for which such a quotation exists.

    b. If the common stock is at the time listed or admitted to trading on any stock exchange, the fair market value shall be the closing selling price per share of such common stock on the date in question on the stock exchange determined by the Board of Directors of the Company to be the primary market for such common stock, as such price is officially quoted in the composite tape of transactions on the exchange. If there is no closing selling price for such common stock on the date in question then the fair market value shall be the closing selling price on the last preceding date for which such a quotation exists.

c. If the common stock is at the time neither listed nor admitted to trading on any exchange nor traded on the Nasdaq National Market System nor the SmallCap Market, nor traded on the OTC Bulletin board, then such fair market value shall be determined by the Board of Directors of the Company after taking into account such factors as the Board of Directors of the Company shall deem appropriate.

17. Upon exercise or conversion of these Warrants, the registered Holder hereof shall surrender to the stock transfer agent of the Company this Warrant Certificate together with a letter identifying the number of warrant shares being exercised or converted, the address to which the share certificate should be sent, and a certified check or bank draft payable to the order of the Company.

18. In the case of exercise or conversion of the Warrants, no fractional shares of the Common Stock of the Company shall be issued.

19. The Company covenants and agrees that shares of Common Stock which may be delivered upon the exercise or conversion of this Warrant will, upon delivery, be free from all taxes, liens and charges with respect to the purchase thereof hereunder.

20. This Warrant shall not be exercised or converted by Holder in any state where such exercise or conversion would be unlawful.

21. The Company agrees at all times to reserve or hold available a sufficient number of shares of its Common Stock to cover the number of shares issuable upon the exercise or conversion of this and all other Warrants of like tenor then outstanding.

22. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the Company, or to any other rights whatsoever except the rights herein set forth, and no dividend shall be payable or accrue in respect of this Warrant or the interest represented hereby, or the shares which may be acquired hereunder, until or unless, and except to the extent that this Warrant shall be exercised or converted, and the Common Stock which may be acquired upon exercise or conversion thereof shall become deliverable.

23. This Warrant is not redeemable nor cancellable by the Company.

24. This Warrant is exchangeable upon the surrender hereof by the Holder to the Company for new Warrants of like tenor and date representing in the aggregate the right to acquire the number of shares which, may be acquired hereunder, each of such new Warrants to represent the right to acquire such number of shares as may be designated by the registered Holder at the time of such surrender.

25. The Company may deem and treat the Holder at any time as the absolute owner hereof for all purposes and shall not be affected by any notice to the contrary.

26. The number of shares of Common Stock which may be acquired upon exercise or conversion of these Warrants and the Warrant Price shall be subject to adjustment from time to time as follows:

a. If the Company shall at any time subdivide its outstanding shares of Common Stock by recapitalization, reclassification or split-up thereof, or if the Company shall declare a stock dividend or distribute shares of Common Stock to its stockholders, the number of shares of Common Stock which may be acquired upon exercise of this Warrant immediately prior to such subdivision shall be proportionately increased in each instance, and if the Company shall at any time combine the outstanding shares of Common Stock by recapitalization, reclassification or combination thereof the number of shares of Common Stock which may be acquired upon exercise of this Warrant immediately prior to such combination shall be proportionately decreased in each instance.

b. If the Company shall distribute to all of the holders of its shares of Common Stock any security (except as provided in the preceding paragraph) or other assets (other than a distribution made as a dividend payable out of earnings or out of any earned surplus legally available for dividends under the laws of the jurisdiction of incorporation of the Company), the Board of Directors shall be required to make such equitable adjustment in the Warrant Price in effect immediately prior to the record date of such distribution as may be necessary to preserve to the Holder of this Warrant rights substantially proportionate to those enjoyed hereunder by such Holder immediately prior to the happening of such distribution. Any such adjustment shall become effective as of the day following the record date for such distribution.

c. Whenever the number of shares of Common Stock which may be acquired upon the exercise of this Warrant is required to be adjusted as provided herein, the Warrant Price shall be adjusted (to the nearest cent) in each instance by multiplying such Warrant Price immediately prior to such adjustment by a fraction the numerator of which shall be the number of shares of Common Stock which may be acquired hereunder upon the exercise of the Warrants immediately prior to such adjustment, and the denominator of which shall be the number of shares of Common Stock which may be acquired hereunder immediately thereafter.

d. In case of any reclassification of the outstanding shares of Common Stock, other than a change covered by paragraph (13a) above or which solely affects the par value of such shares of Common Stock, or in the case of any merger or consolidation of the Company with or into another corporation (other that a consolidation merger in which the Company is the continuing corporation and which does not result in any reclassification or capital reorganization of the outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the Holder of this Warrant shall have the right thereafter (until the expirations of the respective rights of exercise of the Warrant) to receive upon the exercise thereof using the same aggregate Warrant Price applicable hereunder immediately prior to such event, the kind and amount of shares of stock or other securities or property receivable upon such reclassification, capital reorganization, merger or consolidation, or upon the dissolution following any sale or other transfer, which a holder of the number of shares of Common Stock of the Company would obtain upon exercise of the Warrants immediately prior to such event; and if any classification also results in a change in shares of Common Stock covered by paragraph (13a) above, then such adjustment shall be made pursuant to both paragraph (13a) above and this paragraph (13d). The provisions of this paragraph (13d) shall similarly apply to successive reclassifications, or capital reorganizations, mergers or consolidations, sales or other transfers.

e. In case of the dissolution, liquidation or winding-up of the Company, all rights under any of the Warrants not theretofore exercised nor converted nor expired by their terms shall terminate on a date fixed by the Company, such date so fixed to be not earlier than the date of the commencement of the proceedings for such dissolution, liquidation or winding-up and not later than thirty (30) days after such commencement date. Notice of the termination of purchase rights shall be given to the registered Holder of this Warrant as the same shall appear on the books of the Company, by certified or registered mail at least thirty (30) days prior to such termination date.

f. In case the Company shall, at any time prior to the Expiration Date of the Warrants, and prior to the exercise or conversion thereof, offer to the holders of its Common Stock any right to subscribe for additional shares of any class of the Company, then the Company shall give written notice thereof to the registered Holder of this Warrant not less than thirty (30) days prior to the date on which the books of the Company are closed or a record date fixed for the determination of stockholders entitled to such subscription rights. Such notice shall specify the date as to which the books shall be closed or record date be fixed with respect to such offer or subscription, and the right of the registered Holders hereof to participate in such offer or subscription shall terminate if this Warrant shall not be exercised or converted on or before the date of such closing of the books or such record date.

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officer effective this day of , 20 .

BROADBAND NETWORK AFFILIATES, LLC

By

WARRANT

To Purchase from Ocean Thermal Energy Corporation

up to 300,000 Shares of the Common Stock, $0.001 - Par Value Per Share,

of

Ocean Thermal Energy Corporation

This is to certify that, for value received, Ocean Thermal Energy Corporation, a Delaware corporation ("OTE") ("**Lender**") or any permitted transferee (Lender or such transferee being hereinafter called the "**Holder**") is entitled to purchase, subject to the provisions of this Warrant, from Ocean Thermal Energy Corporation at any time on or after the IPO of Ocean Thermal Energy Corporation, an aggregate of up to 300,000 fully paid and non-assessable shares of common stock, $0.001 par value (the "**Common Stock**"), of OTE at a price equal to or greater of a 50% discount off the price of OTE's common stock as at the time of the IPO/Listing of OTE on the NASDAQ Stock Exchange or other stock exchange, or $0.425 per share subject to adjustment as herein provided (the "**Exercise Price**").

1. Exercise of Warrant. Subject to the provisions hereof, this Warrant may be exercised, in whole or in part, or sold, assigned or transferred at any time or from time to time following OTE's IPO and up to one year thereafter. This Warrant shall be exercised by presentation and surrender hereof to Ocean Thermal Energy Corporation at the principal office of OTE, accompanied by (i) a written notice of exercise, (ii) payment to OTE, for the account of OTE of the Exercise Price for the number of shares of Common Stock specified in such notice, and (iii) a certificate of the Holder specifying the event or events which have occurred and entitle the Holder to exercise this Warrant. The Exercise Price for the number of shares of Common Stock specified in the notice shall be payable in immediately available funds.

Upon such presentation and surrender, OTE shall arrange for a prompt issuance to the Holder or its assignee, transferee or designee the number of shares of Common Stock to which the Holder is entitled hereunder. Partial exercise of this Warrant is authorized. OTE covenants and warrants that such shares of Common Stock, when so issued, will be duly authorized, validly issued, fully paid and non-assessable, and free and clear of all liens and encumbrances.

2. Reservation of Shares; Preservation of Rights of Holder.

OTE shall at all times while this Warrant is outstanding and unexercised, maintain and reserve such number of shares of OTE Common Stock as may be necessary so that this Warrant may be exercised.

3. Fractional Shares. OTE shall not be required to issue any fractional shares of Common Stock upon exercise of this Warrant. In lieu of any fractional shares, the Holder shall be entitled to receive an amount in cash equal to the amount of such fraction multiplied by the Exercise Price.

4. Exchange or Loss of Warrant. This Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof at the principal office of OTE for other warrants of different denominations entitling the Holder to purchase, in the aggregate, the same number of shares of Common Stock issuable hereunder. The term "Warrant" as used herein includes any warrants for which this Warrant may be exchanged. Upon receipt by OTE of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, OTE will execute and deliver a new Warrant of like tenor and date.

5. Adjustment. The number of shares of Common Stock issuable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as provided in this Paragraph.

(A) Stock Dividends, etc.

(1) Stock Dividends. In case OTE shall pay or make a dividend or other distribution on any class of capital stock of OTE payable in Common Stock, the number of shares of Common Stock issuable upon exercise of this Warrant shall be increased by multiplying such number of shares by a fraction of which the denominator shall be the number of shares of Common Stock outstanding at the close of business on the day immediately preceding the date of such distribution and the numerator shall be the sum of such number of shares and the total number of shares of Common Stock constituting such dividend or other distribution, such increase to become effective immediately after the opening of business on the day following such distribution.

(2) Subdivisions. In case outstanding shares of Common Stock shall be subdivided into a greater number of shares of Common Stock, the number of shares of Common Stock issuable upon exercise of this Warrant at the opening of business on the day following the day upon which such subdivision

becomes effective shall be proportionately increased, and, conversely, in case outstanding shares of Common Stock shall each be combined into a smaller number of shares of Common Stock, the number of shares of Common Stock issuable upon exercise of this Warrant at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately decreased, such increase or decrease, as the case may be, to become effective immediately after the opening of business on the day following the date upon which such subdivision or combination becomes effective.

(3) Reclassifications. The reclassification of Common Stock into securities (other than Common Stock) and/or cash and/or other consideration shall be deemed to involve a subdivision or combination, as the case may be, of the number of shares of Common Stock outstanding immediately prior to such reclassification into the number or amount of securities and/or cash and/or other consideration outstanding immediately thereafter and the effective date of such reclassification shall be deemed to be "the day upon which such subdivision becomes effective," or "the day upon which such combination becomes effective," as the case may be, within the meaning of clause (2) above.

(4) Optional Adjustments. OTE may make such increases in the number of shares of Common Stock issuable upon exercise of this Warrant, in addition to those required by this Subparagraph (A), as shall be determined by its Board of Directors to be advisable in order to avoid taxation so far as practicable of any dividend of stock or stock rights or any event treated as such for tax purposes to the recipients.

(5) Adjustment to Exercise Price. Whenever the number of shares of Common Stock issuable upon exercise of this Warrant is adjusted as provided in this Subparagraph (A), the Exercise Price shall be adjusted by a fraction in which the numerator is equal to the number of shares of Common Stock issuable prior to the adjustment and the denominator is equal to the number of shares of Common Stock issuable after the adjustment, rounded to the nearest cent.

(B) Definition. For purposes of this Paragraph 5, the term "Common Stock" shall include (1) any shares of OTE of any class or series which has no preference or priority in the payment of dividends or in the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of OTE and which is not subject to redemption by OTE and (2) any rights or options to subscribe for or to purchase shares of Common Stock or any stock or securities convertible into or exchangeable for shares of Common Stock (such convertible or exchangeable stock or securities being hereinafter called "Convertible Securities"), whether or not such rights or options or the right to convert or exchange any such Convertible Securities are immediately exercisable. For purposes of any adjustments made under this Paragraph 5 as a result of the distribution, sale or other issuance of rights or options or Convertible Securities, the number of shares of Common Stock outstanding after or as a result of the occurrence of events described in Paragraph 5 shall be calculated by assuming that all such rights, options or Convertible Securities have been exercised for the maximum number of shares issuable thereunder.

6. Notice. Whenever the number of shares of Common Stock for which this Warrant is exercisable is adjusted as provided in Paragraph 5, OTE shall promptly compute such adjustment and mail to the Holder a certificate, signed by the principal financial officer of OTE setting forth the number of shares of Common Stock for which this Warrant is exercisable as a result of such adjustment having become effective.

7. Rights of the Holder.

(A) Without limiting the foregoing or any remedies available to the Holder, it is specifically acknowledged that the Holder would not have an adequate remedy at law for any breach of the provisions of this Warrant and shall be entitled to specific performance of OTE's obligations under, and injunctive relief against any actual or threatened violation of the obligations of any person subject to, this Warrant.

(B) The Holder shall not, by virtue of its status as Holder, be entitled to any rights of a stockholder in OTE.

8. Termination. This Warrant and the rights conferred hereby shall terminate one year after the date of OTE's IPO.

9. Governing Law. This Warrant shall be deemed to have been delivered in, and shall be governed by and interpreted in accordance with the substantive laws of, the Commonwealth of Pennsylvania.

Dated: November 1, 2013

Ocean Thermal Energy Corporation

By: ______________________

Name: Jeremy P. Feakins
Title: Chairman & CEO

LOAN AGREEMENT

This Loan Agreement (the "**Loan Agreement**") is made as of April 1, 2014, by and between Jeremy P. Feakins & Associates, LLC (the "**Lender**") and Ocean Thermal Energy Corporation (the "**Borrower**").

WITNESSETH:

WHEREAS, the Borrower desires to obtain certain credit facilities, as set forth in this Loan Agreement, and the Lender is willing to provide such credit facilities on the terms and conditions set forth herein;

NOW, THEREFORE, the Lender and the Borrower, intending to be legally bound, hereby agree as follows:

1. The Credit Facilities. The Lender agrees, pursuant to the terms and conditions of this Loan Agreement and the other Loan Documents (as defined below), to make a loan to the Borrower in a principal amount of up to Two Million Two Hundred Sixty-five Thousand Dollars ($2,265,000) (the "**Loan**"). The Loan shall be evidenced by a Note (the "**Note**") and shall be made in accordance with and subject to the terms and conditions of this Loan Agreement, the Note and the other Loan Documents.

2. The Loan Documents. The following documents and materials (together with this Loan Agreement and any other accessory documents executed in connection herewith, such documents and materials, as they may be amended, restated, renewed and extended, are collectively referred to herein as the "**Loan Documents**") have been or will be executed in connection with the Loan:

    a. Note;

    b. Warrants, of even date herewith, granting to Lender, as additional consideration for making the Loan to the Borrower, the right to purchase up to 12,912,500 shares of Ocean Thermal Energy Corp. common stock at a price of $0.425 per share.

3. Interest Rate. The Loan shall bear interest as set forth in the Note.

4. Repayment. Repayment of the Loan shall be made as set forth in the Note, and pre-payment shall be permitted as therein specified.

5. Use of Proceeds. The proceeds of the Loan shall be used to support the development and construction costs for the Borrower's Baha Mar Resort Seawater Air-conditioning project and general overhead expenses including costs associated with the Borrower's public listing.

6. Expenses and Fees. The Borrower agrees to pay the Lender a Facility Fee of $25,000.00 payable to the Lender upon execution of this Loan Agreement.

7. Representations and Warranties. The Borrower, in order to induce the Lender to make the Loan, make the following representations, warranties and promises:

a. Good Standing. The Borrower is a corporation, duly organized, validly existing and in good standing under the laws of the state of its incorporation, with powers adequate to own its properties, and to carry on its business as presently conducted by it.

b. Authority; Binding Agreement. The execution, delivery and performance of the Loan Documents are within the corporate power of the Borrower, have been duly authorized by the Borrower and are not in contravention of law or the terms of the Borrower's Certificate of Incorporation and By-Laws. The execution, delivery and performance of the Loan Documents does not and will not contravene any documents, agreements or undertakings to which the Borrower is a party or by which it is bound. No approval of any person, corporation, governmental body or other entity is a prerequisite to the execution, delivery, validity or enforceability and performance of the Loan Documents. When executed by the Borrower, the Loan Documents to which the Borrower is a party will constitute the legally binding obligations of the Borrower, enforceable in accordance with their terms except as the enforceability may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally.

c. Financial Information. Subject to any limitation stated therein or in connection therewith, all balance sheets, earning statements, accounts receivable lists and aging schedules and other financial data which have been or shall be furnished to the Lender by the Borrower to induce the Lender to enter into this Loan Agreement or otherwise in connection herewith, do or will fairly represent the financial condition of the Borrower in all material respects, are accurate, complete and correct in all material respects insofar as completeness may be necessary to give the Lender a true and accurate knowledge of the subject matter as of the date hereof. There are no material liabilities, direct or indirect, fixed or contingent, of the Borrower as of the date of such financial statements which are not reflected therein or in the notes thereto. There has been no material adverse change in the financial condition or operations of the Borrower since the date of said financial statements or since the respective dates on which either furnished the Lender with other financial data or other representations about their financial condition.

d. Solvency. Any borrowings to be made by Borrower under this Loan Agreement do not and will not render Borrower insolvent. The Borrower is contemplating neither the filing of a petition under any state or federal bankruptcy or insolvency laws, nor the liquidation of all or a major portion of its property, and the Borrower has no knowledge or any reason to know of any person contemplating the filing of any such petition against it.

8. Covenants. The Borrower agrees with the Lender that during the term of this Agreement and the other Loan Documents, and any extensions, replacements or renewals thereof (except as otherwise agreed by the Lender in writing):

a. Insurance. The Borrower shall maintain adequate fire and extended coverage insurance, with the Lender named as lender loss payee, as well as general liability, business interruption and other insurance policies as are customary. All such insurance:

i. Shall be issued in such amounts and by such companies as are satisfactory to the Lender; and

ii. Shall contain provisions providing for thirty (30) days' prior written notice to the Lender of any intended change or cancellation and providing that no such change or cancellation shall be effective as to the Lender in the absence of such notice.

b. Notice of Default; Litigation. The Borrower shall notify the Lender in writing immediately upon becoming aware of any default hereunder, or of any actions, suits, investigations, or proceedings at law, in equity or before any governmental authority that may have a material adverse effect on the Borrower, pending or threatened, against or affecting the Borrower or involving the validity or enforceability of the Loan Documents.

c. Financial Information. The Borrower shall furnish or cause to be furnished to the Lender (i) on an annual basis, federal income tax returns of the Borrower and annual financial statements of the Borrower, compiled by certified public accountants, within one hundred twenty (120) days after the end of each fiscal year; and (ii) on a fiscal quarter basis, internally-prepared interim financial statements of the Borrower in a form satisfactory to Lender within thirty (30) days of the close of each fiscal quarter.

d. Expenses. The Borrower shall pay all costs and expenses (including, but not limited to, attorneys' fees) incidental to the Loan, to the preservation the Lender's interests under the Loan Documents and to the collection of all obligations pursuant to the Loan Documents.

e. Further Assurances. The Borrower shall execute such documents as the Lender may reasonably request relating to the Loan.

9. Conditions Precedent. The obligation of the Lender to make the Loan is subject to the satisfaction by the Borrower of the following conditions precedent:

a. The Borrower's representations and warranties as contained herein shall be accurate and complete as of the date of closing;

b. The Borrower shall not be in default under any of the covenants contained herein as of the date of closing;

c. The Borrower shall have executed and delivered all of the Loan Documents to which it is a party;

d. The Borrower shall have delivered to the Lender all of the documents (fully executed) and materials and satisfied all of the requirements reasonably requested by

Lender to evidence the obligations of Borrower with respect to the Loan in such form and substance as may be reasonably acceptable to the Lender.

e. The Borrower shall have paid all costs incurred in connection with the closing of the Loan, including without limitation, the attorneys' fees of the Lender's counsel (up to a maximum of $5,000) and all filing fees. To the extent that such costs are not paid at closing, the Borrower hereby authorizes the Lender to pay the same from the proceeds of the Loan; and

f. The Borrower shall provide the Lender with written confirmation that there are no known disputes or pending actions between the Borrower and the Internal Revenue Service.

g. The Borrower shall furnish the Lender with such other documents, opinions, certificates, evidence and other matters as may be reasonably requested by the Lender at or prior to closing.

10. Events of Default; Acceleration; Remedies. The occurrence of any one or more of the following events shall constitute a default (an **"Event of Default"**) under this Agreement:

a. If any statement, representation or warranty made by the Borrower in the Loan Documents, in connection therewith or any financial statement, report, schedule, or certificate furnished to the Lender by the Borrower, any of its representatives, employees or accountants during the term of this Agreement shall prove to have been false or misleading when made, or subsequently becomes false or misleading, in any material respect;

b. Default by the Borrower in payment within five (5) days of the due date of any principal or interest or other amounts called for under the Loan Documents;

c. Default by the Borrower in the performance or observance of any of its obligations under the provisions, terms, conditions, warranties or covenants of the Loan Documents and such failure shall continue for a period of thirty (30) days or more following receipt of written notice thereof from the Lender.

d. The occurrence of an event of default not cured within any applicable remedy period, under any obligations of the Borrower to the Lender other than under the Loan Documents, whether created prior to, concurrent with, or subsequent to obligations arising out of the Loan Documents;

e. The occurrence of an event of default not cured within any applicable remedy period, under any other obligation of the Borrower in an aggregate amount of Ten Thousand Dollars ($10,000.00) or more, for borrowed money or under any lease;

f. The dissolution, termination of existence, merger or consolidation of the Borrower, or a sale of all or substantially all of the assets of the Borrower out of the ordinary course of business;

g. A change in the beneficial ownership of fifty percent (50%) or more (in the aggregate) of the issued and outstanding voting capital stock of the Borrower from the ownership on the date of this Loan Agreement, whether through transfer, issuance of stock or membership interests or otherwise.

h. The Borrowers shall (i) apply for or consent to the appointment of a receiver, trustee or liquidator of any of their or its property, (ii) admit in writing their or its inability to pay their or its debts as they mature, (iii) make a general assignment for the benefit of creditors, (iv) be adjudicated a bankrupt or insolvent, (v) file a voluntary petition in bankruptcy, or a petition or an answer seeking reorganization to take advantage of any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law or statute, or an answer admitting the material allegations of a petition filed against it or he in any proceeding under any such law or (vi) offer or enter into any compromise, extension or arrangement seeking relief or extension of their or its debts;

i. In the event that proceedings shall be commenced or an order, judgment or decree shall be entered against the Borrower, without the application, approval or consent of the Borrower (as the case may be) in or by any court of competent jurisdiction, relating to the bankruptcy, dissolution, liquidation, reorganization or the appointment of a receiver, trustee or liquidator of the Borrower of all or a substantial part of their or its assets, and such proceedings, order, judgment or decree shall continue undischarged or unstayed for a period of 90 days;

j. A final and unappealable judgment for the payment of money in excess of Ten Thousand Dollars ($10,000.00) shall be rendered against the Borrower and the same shall remain undischarged for a period of 60 days, during which period execution shall not be effectively stayed; or

Upon the occurrence of any Event of Default, automatically upon an Event of Default under subsection (h) or (i) of this Section or otherwise at the election of the Lender, (i) all of the obligations of the Borrower to the Lender, either under this Loan Agreement or otherwise, will immediately become due and payable without further demand, notice or protest, all of which are hereby expressly waived; (ii) the Lender may proceed to protect and enforce its rights, at law, in equity, or otherwise, against the Borrower under the Uniform Commercial Code, any other applicable law, any Loan Document, any agreement between the Borrower and the Lender; and/or (iii) the Lender's commitment to make further loans under this Agreement or any other agreement with the Borrower will immediately cease and terminate.

11. <u>General Provisions</u>. The Lender and the Borrower agree as follows with respect to the Loan Documents:

a. Waivers.

i. The Borrower hereby waives, to the fullest extent permitted by law, presentment, notice, protest and all other demands and notices of any description and assent (1) to any extension of the time of payment or any other indulgence, and (2) to the release of any other person primarily or secondarily liable for the obligations evidenced hereby.

ii. No delay or omission on the part of the Lender in exercising any right, privilege or remedy hereunder shall operate as a waiver of such right, privilege or remedy or of any other right, privilege or remedy under the Loan Documents. No waiver of any right, privilege or remedy or any amendment to the Loan Documents shall be effective unless made in writing and signed by the Lender. A waiver on any one occasion shall not be construed as a bar to or waiver of any such right, privilege and/or remedy on any future occasion. No single or partial exercise of any power hereunder shall preclude other or future exercise thereof or the exercise of any other right. The acceptance by the Lender of any payment after any default under the Loan Documents shall not operate to extend the time of payment of any amount then remaining unpaid hereunder or constitute a waiver of any rights of the Lender hereof under the Loan Documents.

b. Binding Agreement. The Loan Documents shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, legal representatives, successors, and assigns;

c. Entire Agreement and Amendment. The Loan Documents constitute the entire agreement between the Lender and the Borrower with respect to the Loan and shall not be changed in any respect except by written instrument signed by the parties thereto;

d. Governing Law. The Loan Documents and all rights and obligations thereunder, including matters of construction, validity, and performance, shall be governed by the laws of the Commonwealth of Pennsylvania;

e. Severability. If any term, condition, or provision of the Loan Documents or the application thereof to any person or circumstance shall, to any extent, be held invalid or unenforceable according to law, then the remaining terms, conditions, and provisions of the Loan Documents, or the application of any such invalid or unenforceable term, condition or provision to persons or circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby, and each term, condition, and provision of the Loan Documents shall be valid and enforced to the fullest extent permitted by law;

f. Notice. Any demand or notice required or permitted under the Loan Documents shall be effective if either: (i) hand-delivered to the addressee, or (ii) deposited in the mail, registered or certified, return receipt requested and postage prepaid, or delivered to a private express company addressed to the addressee: (A) at the address shown below, or (B) if such party has provided the other in writing with a change of address, at the last address so provided. Any notice or demand mailed as provided in this paragraph shall be deemed given and received on the earlier of: (i) the date received; (ii) or the date of delivery, refusal or non-delivery as indicated on the return receipt, if sent by mail or private express as provided above.

Borrower:
Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, PA 17603

With a copy to:
Gerald Koenig
8220 Crestwood Heights Drive, #1105
McLean VA 22102

Lender:
Jeremy P. Feakins & Associates LLC
800 South Queen Street
Lancaster, PA 17603

With copy to:
Jeremy P. Feakins
1200 West Penn Grant Road
Lancaster, PA 17603

g. Conflict Among Loan Documents. In the event of any conflict between the terms, covenants, conditions and restrictions contained in the Loan Documents, the term, covenant and condition or restriction which grants the greater benefit upon the Lender shall control. The determination as to which term, covenant, condition or restriction is the more beneficial shall be made by the Lender in its sole discretion.

h. Costs of Collection. The Borrower agrees to pay on demand all reasonable out-of-pocket costs of collection under the Loan Documents, including reasonable attorneys' fees, whether or not any foreclosure or other action is instituted by the Lender in its discretion.

i. Set-Off, Etc. As additional collateral, the Borrower grants (1) a security interest in, or pledges, assigns and delivers, to the Lender, as appropriate, all deposits, credits and other property now or hereafter due from the Lender to the Borrower and (2) the right to set-off and apply (and a security interest in said right), from time to time hereafter and without demand or notice of any nature, all, or any portion, of such deposits, credits and other property, against the indebtedness evidenced by any of the Notes, whether the other collateral, if any, is deemed adequate or not.

j. Rights Cumulative. All rights and remedies of the Lender, whether granted herein or otherwise, shall be cumulative and may be exercised singularly or concurrently.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Borrowers and the Lender have executed this Loan Agreement as of the date indicated above.

OCEAN THERMAL ENERGY CORPORATION

By:____
Name: Jeremy P. Feakins
Title: Group Executive Chairman

JEREMY P. FEAKINS & ASSOCIATES, LLC

By:____
Name: Edward M. Baer
Title: Partner & Chief Administrative Officer

WARRANT

to Purchase up to 12,912,500 Shares of the

Common Stock, $0.0001 Par Value Per Share,

of

OCEAN THERMAL ENERGY CORPORATION

This is to certify that, for value received, Jeremy P. Feakins & Associates, LLC ("**Lender**") or any permitted transferee (Lender or such transferee being hereinafter called the "**Holder**") is entitled to purchase, subject to the provisions of this Warrant, from Ocean Thermal Energy Corporation, a Delaware corporation ("**OTEC**"), at any time on or after the date hereof, an aggregate of up to 12,912,500 fully paid and non-assessable shares of common stock, $0.0001 par value (the "**Common Stock**"), of OTEC at a price per share equal to $0.425, subject to adjustment as herein provided (the "**Exercise Price**").

1. Exercise of Warrant. Subject to the provisions hereof, this Warrant may be exercised, in whole or in part, or sold, assigned or transferred at any time or from time to time on or after the date hereof. This Warrant shall be exercised by presentation and surrender hereof to OTEC at the principal office of OTEC, accompanied by (i) a written notice of exercise, (ii) payment to OTEC, for the account of OTEC, of the Exercise Price for the number of shares of Common Stock specified in such notice, and (iii) a certificate of the Holder specifying the event or events which have occurred and entitle the Holder to exercise this Warrant. The Exercise Price for the number of shares of Common Stock specified in the notice shall be payable in immediately available funds.

Upon such presentation and surrender, OTEC shall issue promptly (and within one business day if reasonably requested by the Holder) to the Holder or its assignee, transferee or designee the number of shares of Common Stock to which the Holder is entitled hereunder. OTEC covenants and warrants that such shares of Common Stock, when so issued, will be duly authorized, validly issued, fully paid and non-assessable, and free and clear of all liens and encumbrances.

If this Warrant is exercised in part only, OTEC shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the shares of Common Stock issuable hereunder. Upon receipt by OTEC of this Warrant, in proper form for exercise, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of OTEC may then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. OTEC shall pay all expenses, and any and all United States federal, state and local taxes and other charges, that may be payable in connection with the preparation, issuance and delivery of stock certificates pursuant to this Paragraph 1 in the name of the Holder or its assignee, transferee or designee.

2. Reservation of Shares; Preservation of Rights of Holder.

OTEC shall at all times while this Warrant is outstanding and unexercised, maintain and reserve, free from preemptive rights, such number of authorized but unissued shares of Common Stock as may be necessary so that this Warrant may be exercised without any additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to acquire shares of Common Stock at the time outstanding. OTEC further agrees that (i) it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act or omission, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder, and (ii) it will promptly take all action reasonably necessary to protect the rights of the Holder against dilution as provided herein.

3. Fractional Shares. OTEC shall not be required to issue any fractional shares of Common Stock upon exercise of this Warrant. In lieu of any fractional shares, the Holder shall be entitled to receive an amount in cash equal to the amount of such fraction multiplied by the Exercise Price.

4. Exchange or Loss of Warrant. This Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof at the principal office of OTEC for other warrants of different denominations entitling the Holder to purchase, in the aggregate, the same number of shares of Common Stock issuable hereunder. The term "Warrant" as used herein includes any warrants for which this Warrant may be exchanged. Upon receipt by OTEC of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, OTEC will execute and deliver a new Warrant of like tenor and date.

5. Adjustment. The number of shares of Common Stock issuable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as provided in this Paragraph.

(A) Stock Dividends, etc.

(1) Stock Dividends. In case OTEC shall pay or make a dividend or other distribution on any class of capital stock of OTEC payable in Common Stock, the number of shares of Common Stock issuable upon exercise of this Warrant shall be increased by multiplying such number of shares by a fraction of which the denominator shall be the number of shares of Common Stock outstanding at the close of business on the day immediately preceding the date of such distribution and the numerator shall be the sum of such number of shares and the total number of shares of Common Stock constituting such dividend or other distribution, such increase to become effective immediately after the opening of business on the day following such distribution.

(2) Subdivisions. In case outstanding shares of Common Stock shall be subdivided into a greater number of shares of Common Stock, the number of shares of Common Stock issuable upon exercise of this Warrant at the opening of business on the day following the day upon which such subdivision becomes effective shall be proportionately increased, and, conversely, in case outstanding shares of Common Stock shall each be combined into a smaller number of shares of Common Stock, the number of shares of Common Stock issuable upon exercise of this Warrant at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately decreased, such increase or decrease, as the case may be, to become effective immediately after the opening of business on the day following the date upon which such subdivision or combination becomes effective.

(3) Reclassifications. The reclassification of Common Stock into securities (other than Common Stock) and/or cash and/or other consideration shall be deemed to involve a subdivision or combination, as the case may be, of the number of shares of Common Stock outstanding immediately prior to such reclassification into the number or amount of securities and/or cash and/or other consideration outstanding immediately thereafter and the effective date of such reclassification shall be deemed to be "the day upon which such subdivision becomes effective," or "the day upon which such combination becomes effective," as the case may be, within the meaning of clause (2) above.

(4) Optional Adjustments. OTEC may make such increases in the number of shares of Common Stock issuable upon exercise of this Warrant, in addition to those required by this subparagraph (A), as shall be determined by its Board of Directors to be advisable in order to avoid taxation so far as practicable of any dividend of stock or stock rights or any event treated as such for federal income tax purposes to the recipients.

(5) Adjustment to Exercise Price. Whenever the number of shares of Common Stock issuable upon exercise of this Warrant is adjusted as provided in this Paragraph 5(A), the Exercise Price shall be adjusted by a fraction in which the numerator is equal to the number of shares of Common Stock issuable prior to the adjustment and the denominator is equal to the number of shares of Common Stock issuable after the adjustment, rounded to the nearest cent.

(B) Certain Sales of Common Stock.

(1) Adjustment to Shares Issuable. If and whenever OTEC sells or otherwise issues (other than under circumstances in which Paragraph 5(A) applies) any shares of Common Stock, the number of shares of Common Stock issuable upon exercise of this Warrant shall be increased by multiplying such number of shares by a fraction, the denominator of which shall be the number shares of Common Stock outstanding at the close of business on the day immediately preceding the date of such sale or issuance and the numerator of which shall be the sum of such number of shares and the total number of shares constituting such sale or other issuance, such increase to become effective immediately after the opening of business on the day following such sale or issuance.

(2) Adjustment to Exercise Price. If and whenever OTEC sells or otherwise issues any shares of Common Stock (excluding any stock dividend or other issuance not for consideration to which Paragraph 5(A) applies or shares of Common Stock issued or issuable in connection with awards granted under the OTEC Stock Option Plans) for a consideration per share which is less than the Exercise Price at the time of such sale or other issuance, then in each such case the Exercise Price shall be forthwith changed (but only if a reduction would result) to the price (calculated to the nearest cent) determined by dividing: (i) an amount equal to the sum of (aa) the number of shares of Common Stock outstanding immediately prior to such issue or sale, multiplied by the then effective Exercise Price, plus (bb) the total consideration, if any, received and deemed received by OTEC upon such issue or sale, by (ii) the total number of shares of Common Stock outstanding immediately after such issue or sale.

(C) Definition. For purposes of this Paragraph 5, the term "Common Stock" shall include (1) any shares of OTEC of any class or series which has no preference or priority in the payment of dividends or in the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of OTEC and which is not subject to redemption by OTEC, and (2) any rights or options to subscribe for or to purchase shares of Common Stock or any stock or securities convertible into or exchangeable for shares of Common Stock (such convertible or exchangeable stock or securities being hereinafter called "Convertible Securities"), whether or not such rights or options or the right to convert or exchange any such Convertible Securities are immediately exercisable. For purposes of any adjustments made under Paragraph 5(A) or 5(B) as a result of the distribution, sale or other issuance of rights or options or Convertible Securities, the number of shares of Common Stock outstanding after or as a result of the occurrence of events described in Paragraph 5(A)(1) or 5(B)(1) shall be calculated by assuming that all such rights, options or Convertible Securities have been exercised for the maximum number of shares issuable thereunder.

6. Notice. Whenever the number of shares of Common Stock for which this Warrant is exercisable is adjusted as provided in Paragraph 5, OTEC shall promptly compute such adjustment and mail to the Holder a certificate, signed by the principal financial officer of OTEC, setting forth the number of shares of Common Stock for which this Warrant is exercisable as a result of such adjustment having become effective.

7. Rights of the Holder.

(A) Without limiting the foregoing or any remedies available to the Holder, it is specifically acknowledged that the Holder would not have an adequate remedy at law for any breach of the provisions of this Warrant and shall be entitled to specific performance of OTEC's obligations under, and injunctive relief against any actual or threatened violation of the obligations of any person subject to, this Warrant.

(B) The Holder shall not, by virtue of its status as Holder, be entitled to any rights of a stockholder in OTEC.

8. Termination. This Warrant and the rights conferred hereby shall terminate one year from the date of OTEC's initial public offering on a public exchange.

9. Governing Law. This Warrant shall be deemed to have been delivered in, and shall be governed by and interpreted in accordance with the substantive laws of, the Commonwealth of Pennsylvania, except to the extent that Delaware law may govern certain aspects of this Warrant as it relates to OTEC.

Dated: April 1, 2014

OCEAN THERMAL ENERGY CORPORATION

By: ______________________________
Name: Jeremy P. Feakins
Title: Group Executive Chairman

PROMISSORY NOTE

$2,265,000 April 1, 2014

FOR VALUE RECEIVED, Ocean Thermal Energy Corporation, a Delaware corporation with an address of 800 South Queen Street, Lancaster, PA 17603 (the "**Borrower**"), hereby promises to pay to the order of Jeremy P. Feakins & Associates, LLC (the "**Lender**"), at 800 South Queen Street, Lancaster, PA 17603, or at any other place designated to the Borrower by the Lender in writing, the principal sum of Two Million Two Hundred Sixty-five Thousand Dollars ($2,265,000), with interest as herein specified, and under the terms and conditions stated herein.

1. Repayment of Principal and Interest. Principal and interest shall be repaid by Borrower to Lender as follows: The Borrower shall repay the principal amount of $550,000.00 on October 31, 2014; $990,000.00 on November 30, 2014; $450,000.00 on December 31, 2014; and $275,000.00 on January 31, 2015 (the "**Maturity Dates**"), the Borrower shall pay to the Lender the unpaid principal balance of the Loan, all accrued and unpaid interest thereon, and all other costs and amounts payable to the Lender hereunder.

All amounts payable hereunder are payable in lawful money of the United States of America at the address of the Lender set forth above in immediately available funds. Prior to a Default, all payments shall be applied first on account of other charges, second to accrued interest due on the unpaid balance of principal and finally the remainder of such payments shall be applied to unpaid principal. If a Default occurs, payments and monies received may be applied in any manner and order deemed appropriate by the Lender.

2. Rates and Calculation of Interest. Interest on the outstanding and unpaid principal balance of the Loan shall be calculated for the actual number of days in the then current calendar year that principal is outstanding, based upon a year of three hundred sixty (360) days, accrue and shall be paid at the fixed rate of interest per annum equal to ten percent (10%).

In no event shall the rate of interest hereunder be in excess of the maximum amount permitted by law. In the event the rate of interest hereunder is determined to be in excess of the maximum amount permitted by law, such interest rate shall be automatically decreased to the maximum rate permitted by law.

In addition to all other rights contained in this Note, if a Default (defined herein) occurs and as long as a Default continues, all outstanding sums hereunder shall bear interest at the interest rate otherwise prevailing under the preceding paragraph, plus 3% (the "**Default Rate**"). The Default Rate shall also apply from acceleration until all unpaid sums and obligations (whether matured or contingent) hereunder and any judgments thereon are paid in full.

3. Prepayment. This Note may be prepaid in whole or in part at any time at the option of the Borrower without premium or penalty. Each prepayment shall be applied first to the payment in full of other charges payable hereunder, then to accrued interest and the remainder of such payment, if any, shall be applied to the reduction of the unpaid principal balance.

4. Loan Agreement. This Note is the Note referred to in the agreements between the Borrower and the Lender, including, but not limited to the Loan Agreement of even date herewith

(the "Loan Agreement") and the Loan Documents referenced therein (the "Loan Documents"). The failure of the Borrower to execute any such agreement or other document shall not affect the validity of this Note. This Note shall evidence all obligations of the Borrower to the Lender under the Loan Agreement and Loan Documents.

5. Integration. The terms and conditions of this Note, together with the terms and conditions of the Loan Agreement and the Loan Documents, contains the entire understanding between the Borrower and the Lender with respect to the indebtedness evidenced hereby. Such understanding may not be amended, modified, or terminated except in writing duly executed by the parties hereto.

6. Security. This Note is unsecured.

7. Default and Remedies. The occurrence of any default or event of default ("**Default**"), as defined in the Loan Agreement and/or the Loan Documents, shall constitute a Default of and under this Note.

When a Default occurs, the Lender, at its option, may declare the entire unpaid balance of principal of this Note, unpaid interest thereon and all other charges, costs and expenses provided for herein, in the Loan Agreement and/or any of the Loan Documents, and/or pursuant to any other agreements between Borrower and Lender, immediately due and payable without notice to or demand upon the Borrower. Upon the occurrence of a Default, the Lender shall have all of the rights and remedies with respect the Loan Agreement, the Loan Documents, this Note, and/or otherwise provided for by law, in equity, and otherwise.

8. Waiver. The undersigned hereby waives presentment for payment, demand, notice of nonpayment, notice of protest, and protest of this Note, and all of the notices in connection with delivery, acceptance, performance, default, or enforcement of the payment of this Note. The failure by the Lender to exercise any right or remedy shall not be taken to waive the exercise of the same thereafter for the same or any subsequent Default. The Borrower waives any claim of set-off, recoupment and/or counterclaim. All notices to the Borrower shall be adequately given if mailed postage prepaid to the address appearing in the Lender's records. The Borrower intends this Note to be a sealed instrument and to be legally bound hereby.

9. Holder. The references to "Lender" herein shall be deemed to be references to any subsequent assignee, transferee, or other holder of this Note.

10. Governing Law. This Note shall be construed in accordance with the domestic internal laws of the Commonwealth of Pennsylvania, without reference to any conflict of laws provisions, as a Note made, delivered and to be wholly performed within the Commonwealth of Pennsylvania.

11. Judicial Proceedings. Any suit, action, or proceeding, whether claim or counterclaim, brought or instituted by the Borrower or the Lender, or any of their successors or assigns, on or with respect to this Note or the dealings of the Borrower or the Lender with respect hereto, shall be tried only by a court and not by a jury. THE BORROWER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY SUCH SUIT, ACTION OR PROCEEDING. In connection therewith, the Borrower agrees that any suit, action or

proceeding arising hereunder or with respect hereto will be instituted in the Court of Common Pleas of York County, Pennsylvania, or the United States District Court for the Middle District of Pennsylvania, and irrevocably and unconditionally submits to the jurisdiction of each such Court for such purpose. Further, the Borrower waives any right it may have to claim or recover, in any such suit, action or proceeding, any special, exemplary, punitive or consequential damages or any damages other than, or in addition to, actual damages. THE BORROWER ACKNOWLEDGES AND AGREES THAT THIS PARAGRAPH IS A SPECIFIC AND MATERIAL ASPECT OF THIS NOTE AND THAT THE LENDER WOULD NOT EXTEND CREDIT IF THE WAIVERS SET FORTH IN THIS PARAGRAPH WERE NOT A PART OF THIS NOTE.

12. Confession of Judgment. Upon Default, the Borrower hereby irrevocably authorizes the Prothonotary or any attorney of any court of record in Pennsylvania or elsewhere to appear for and confess judgment against the Borrower for any and all amounts unpaid hereunder, together with any other charges, costs and expenses for which Borrower is liable under this Note, and together with fees of counsel in the reasonable amount of five percent (5%) of all of the foregoing (but in no event less than $5,000.00) and costs of suit, releasing all errors and waiving all rights of appeal. If a copy of this Note, verified by affidavit, shall have been filed in such proceeding, it shall not be necessary to file the original as a warrant of attorney. The Borrower hereby waives the right to any stay of execution and the benefit of all exemption laws now or hereafter in effect. No single exercise of this warrant and power to confess judgment shall be deemed to exhaust this power, whether or not any such exercise shall be held by any court to be invalid, voidable or void, but this power shall continue undiminished and may be exercised from time to time as often as the Lender shall elect until all sums due hereunder shall have been paid in full. Interest shall continue to accrue after entry of judgment hereunder, by confession, default, or otherwise, at the higher of the prevailing rate of interest under this Note, or the judgment rate of interest under applicable law. All waivers granted in this paragraph are given to the extent permitted by the Pennsylvania Rules of Civil Procedure.

13. NOTICE: THIS NOTE CONTAINS, AT PARAGRAPH 12, A WARRANT OF ATTORNEY TO CONFESS JUDGMENT AGAINST THE BORROWER. IN GRANTING THIS WARRANT OF ATTORNEY TO CONFESS JUDGMENT AGAINST THE BORROWER, THE BORROWER HEREBY KNOWINGLY, INTENTIONALLY, AND VOLUNTARILY, AND ON THE ADVICE OF SEPARATE COUNSEL OF THE BORROWER, UNCONDITIONALLY WAIVES ANY AND ALL RIGHTS THE BORROWER HAS OR MAY HAVE TO PRIOR NOTICE AND AN OPPORTUNITY FOR HEARING UNDER THE RESPECTIVE CONSTITUTIONS AND LAWS OF THE UNITED STATES, THE COMMONWEALTH OF PENNSYLVANIA, OR OF ANY OTHER STATE.

BORROWER:

OCEAN THERMAL ENERGY CORPORATION

By: ______________________________
Name: Jeremy P. Feakins
Title: Group Executive Chairman
Taxpayer I.D. No.: 80-0968237

DISCLOSURE FOR CONFESSION OF
<u>JUDGMENT AND EXECUTION FOR NON-INDIVIDUALS</u>

DATE: April 1, 2014

1. TODAY, THE UNDERSIGNED FIRM IS EXECUTING A PROMISSORY NOTE AND OTHER RELATED INSTRUMENTS FOR $2,265,000, OBLIGATING THE UNDERSIGNED FIRM TO PAY THAT AMOUNT.

2. A REPRESENTATIVE OF THE LENDER (OR OUR INDEPENDENT LEGAL COUNSEL) (THE "REPRESENTATIVE") HAS EXPLAINED TO US IN OUR CAPACITIES AS A REPRESENTATIVE OF THE UNDERSIGNED FIRM THAT THE NOTE THE UNDERSIGNED FIRM IS SIGNING CONTAINS WORDING THAT WOULD PERMIT THE LENDER TO OBTAIN A JUDGMENT AGAINST THE UNDERSIGNED FIRM AT THE COURTHOUSE. THE REPRESENTATIVE HAS ALSO EXPLAINED TO US IN OUR CAPACITIES OF PRESIDENT AND SECRETARY RESPECTIVELY OF THE UNDERSIGNED FIRM THAT THE JUDGMENT MAY BE OBTAINED AGAINST THE UNDERSIGNED FIRM WITHOUT NOTICE TO THE UNDERSIGNED FIRM AND WITHOUT OFFERING THE UNDERSIGNED FIRM AN OPPORTUNITY TO DEFEND AGAINST THE ENTRY OF THE JUDGMENT, AND THAT THE JUDGMENT MAY BE COLLECTED BY ANY LEGAL MEANS.

3. THE REPRESENTATIVE HAS ALSO EXPLAINED TO US IN OUR CAPACITIES AS A REPRESENTATIVE OF THE UNDERSIGNED FIRM THAT COLLECTION OF THE JUDGMENT MAY BE ACCOMPLISHED BY THE ISSUANCE OF A WRIT OF EXECUTION, GARNISHMENT, LEVY AND/OR OTHER EXECUTION PROCEEDINGS WHICH MAY BE COMMENCED AGAINST THE UNDERSIGNED FIRM BY THE LENDER WITHOUT PRIOR NOTICE AND HEARING AND THAT EXECUTION PROCEEDINGS MAY INVOLVE THE SEIZURE AND SALE OF THE UNDERSIGNED FIRM'S PROPERTY BY A SHERIFF, MARSHALL OR OTHER AUTHORITY.

4. IN SIGNING THE NOTE, THE UNDERSIGNED FIRM IS KNOWINGLY, UNDERSTANDINGLY AND VOLUNTARILY CONSENTING TO THE CONFESSION OF JUDGMENT AND THE UNDERSIGNED FIRM IS WAIVING THE UNDERSIGNED FIRM'S RIGHTS, TO THE EXTENT PERMITTED BY LAW, TO RESIST THE ENTRY OF JUDGMENT AGAINST THE UNDERSIGNED FIRM AT THE COURTHOUSE INCLUDING:

(a) THE RIGHT TO NOTICE AND A HEARING;
(b) THE RIGHT TO REDUCE OR SET-OFF A CLAIM BY DEDUCTING A CLAIM THE UNDERSIGNED FIRM MAY HAVE AGAINST THE LENDER (CALLED THE "RIGHT OF DEFALCATION");
(c) RELEASE OF ERROR;
(d) INQUEST (THE RIGHT TO ASCERTAIN WHETHER THE RENTS AND PROFITS OF THE UNDERSIGNED FIRM'S REAL ESTATE WILL BE SUFFICIENT TO SATISFY THE JUDGMENT WITHIN SEVEN YEARS);
(e) STAY OF EXECUTION;
(f) EXEMPTION LAWS NOW IN FORCE OR HEREAFTER TO BE PASSED;
(g) THE RIGHT TO DEFEND AGAINST THE ENTRY OF JUDGMENT AGAINST THE UNDERSIGNED FIRM.

5. IN SIGNING THE NOTE, THE UNDERSIGNED FIRM IS KNOWINGLY, UNDERSTANDINGLY AND VOLUNTARILY CONSENTING TO THE ISSUANCE AND PURSUIT AGAINST THE UNDERSIGNED FIRM OF EXECUTION, GARNISHMENT, LEVY AND/OR OTHER EXECUTION PROCEEDINGS AND WAIVING THE UNDERSIGNED FIRM'S RIGHTS, TO THE EXTENT PERMITTED BY LAW, TO NOTICE AND A HEARING PRIOR TO THE ISSUANCE AND PURSUIT OF EXECUTION, GARNISHMENT, LEVY AND/OR OTHER EXECUTION PROCEEDINGS.

6. THE UNDERSIGNED FIRM CERTIFIES THAT THE UNDERSIGNED FIRM HAS DISCUSSED THIS DISCLOSURE WITH THE UNDERSIGNED FIRM'S ATTORNEY-AT-LAW AND THE ATTORNEY-AT-LAW FULLY EXPLAINED TO THE UNDERSIGNED FIRM THE CONTENTS AND MEANING OF THIS DISCLOSURE.

THE UNDERSIGNED FIRM IS A CORPORATION WHICH IS INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND THE UNDERSIGNED INDIVIDUALS ARE THE REPRESENTATIVES OF THE UNDERSIGNED FIRM DULY AUTHORIZED TO EXECUTE THIS DISCLOSURE ON BEHALF OF THE UNDERSIGNED FIRM. WE CERTIFY THAT THE BLANKS IN THIS DISCLOSURE WERE FILLED IN WHEN WE INITIALED AND SIGNED IT, AND THAT THE UNDERSIGNED FIRM RECEIVED A COPY OF THE DISCLOSURE AT THE TIME OF SIGNING.

TERMS USED HEREIN SHALL BE CONSTRUED AS USED AND/OR DEFINED IN THE NOTE.

NAME OF FIRM: OCEAN THERMAL ENERGY CORPORATION

By: ______________________________
Name: Jeremy P. Feakins
Title: Group Executive Chairman

The foregoing Note and Disclosure sworn to and subscribed before me this _____ day of April, 2014.

____
Notary Public
My Commission Expires:

OCEAN THERMAL ENERGY CORPORATION

SERIES A 10% UNSECURED NOTE

$50,000 April 1, 2012

NOTE #: _______

OCEAN THERMAL ENERGY CORPORATION, a Delaware corporation ("OTE"), for value received, hereby promises to pay to ______________________________________, ("Holder"), its successors and assigns, the principal sum of FIFTY THOUSAND DOLLARS ($50,000), with interest on the unpaid principal amount of this Note from time to time outstanding, computed on the basis of a 365-day year for the actual number of days elapsed, at the fixed annual rate of ten percent (10%).

1. This Note is issued pursuant to OTE's Confidential Private Placement Memorandum dated April 1, 2012 regarding the offering of Series A Units of OTE, each consisting of a $50,000 10% Unsecured Note and a warrant to purchase 50,000 shares of the common stock of OTE (the "Offering").

2. The principal sum shall bear interest; commencing on the date hereof to and including the date it is repaid in full, at a rate of ten percent (10%) per annum. OTE will pay interest only on the outstanding principal balance of this Note, at the foregoing rate, quarterly. in arrears beginning on the last business day of each of September, December, March and June commencing on August 31, 2012 and continuing until all amounts owing under this Note, including principal and accrued interest thereon, have been paid in full. This Note shall mature on June 30, 2013, whereupon the entire unpaid principal amount of this Note shall be due and payable in full.

3. All cash payments on or in respect of this Note, including principal and interest thereon, shall be made in such coin and currency of the United States as at the time of payment is legal tender for the payment of public and private debts, by wire transfer pursuant to written wire transfer instructions given by Holder to OTE from time to time or, at Holder's option, in such manner and at such other place in the United States as Holder shall designate to OTE in writing. Such designation shall be provided in writing to OTE no later than ten (10) business days before any payment on the Note is due.

4. This Note is subject to optional prepayment by OTE without penalty.

6. Notices shall be made by any means by which delivery is verified to the following:

- If to Holder:

____

____

____

- If to OTE:

  800 South Queen Street

  Lancaster, PA 17603

  Attn: Jeremy P. Feakins, Chairman and CEO

7. This Note shall be binding upon OTE, its successors and permitted assigns, and shall inure to the benefit of the OTE, its successors and assigns.

8. This Note is a contract made under and governed by, and shall be construed and enforced in accordance with, the laws of the State of Pennsylvania, without regard to conflict of laws principles.

OCEAN THERMAL ENERGY COPORATION

By: ______________________________________

Jeremy P. Feakins
Chairman and Chief Executive Officer

FORM OF WARRANT

WARRANT TO PURCHASE SHARES OF COMMON STOCK
OF
OCEAN THERMAL ENERGY CORPORATION

THIS WARRANT AND THE SECURITIES ISSUABLE UPON ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF WITHOUT AN EFFECTIVE REGISTRATION THEREOF OR AN OPINION OF COUNSEL THAT IS DELIVERED TO AND SATISFACTORY TO OCEAN THERMAL ENERGY CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.

OCEAN THERMAL ENERGY CORPORATION (the "Company") certifies that the Holder hereof has the right to purchase from the Company a number of duly authorized, validly issued, fully paid and non-assessable shares of the Company's Common Stock, no par value ("Common Stock"), at the Exercise Price, during the Exercise Term and subject to the terms and conditions provided below.

Holder agrees that this Warrant is issued and all rights hereunder are held subject to all of the terms and conditions set forth herein.

Holder

______________________________ or any subsequent Holder (collectively, "Holder").

Date of Issuance

_________, 2012.

Number of Shares of Common Stock

__________ shares of the Company's Common Stock, no par value.

Exercise Price

$3.00 per share.

Term of Warrant

This Warrant is valid from its Date of Issuance through the close of business (Eastern Time) on May 31, 2017 (the "Expiration Date").

Exercise Term

This Warrant may be exercised at any time during the Term of this Warrant.

Method of Exercise

1. *Manner of Exercise.* Holder may exercise this Warrant for a number of full shares of Common Stock covered by this Warrant by sending all of the following to the Company at its offices located at c/o 800 South Queen Street, Lancaster, Pennsylvania 17603, United States of America:

   a. This Warrant.
   b. A completed Exercise Form (see attachment).
   c. The full Exercise Price for each share of Common Stock for which this Warrant is exercised.

2. *Date of Exercise.* The date of exercise shall be the date on which the Company receives the Warrant, the completed Exercise Form and the full Exercise Price.

3. *Cancellation of Warrant.* The Company will cancel this Warrant upon exercise. If this Warrant is not exercised in full, the Company will issue to Holder a new Warrant containing terms identical to this Warrant for any unexercised portion of this Warrant.

4. *Delivery of Shares.* The Company will deliver to Holder the number of shares that Holder purchased upon such exercise as soon as practicable after the date of exercise.

5. *Shareholder of Record.* The Company shall deem the person(s) to whom it is to deliver shares from the exercise of this Warrant to be the shareholder(s) of record of such shares as of the date of exercise irrespective of the date of delivery of such shares.

Payment of Exercise Price

The Exercise Price may be paid made by tender of United States currency in the form of cash, certified check, cashier's check, wire transfer or a combination thereof.

Anti-Dilution Provisions

1. *Recapitalization, Reclassification Stock Dividend or Stock Split.* If the Company effects a recapitalization, reclassification, stock dividend, stock split or other similar transaction where its shares of Common Stock are changed into or become exchangeable for a larger or smaller number of shares, the number of shares of Common Stock and the Exercise Price of this Warrant shall be changed in direct proportion thereto.

2. *Notice of Corporate Change.* In the event of a merger, consolidation, exchange of shares, recapitalization, reorganization or similar event where shares of Company Common Stock will be changed into a different number of shares or another class of securities or other assets of the Company or another entity or there will be a sale of all or substantially all the Company's assets ("Corporate Change"), the Company will give Holder thirty days prior notice and an opportunity to exercise this Warrant in that period.

Reservation of Shares

The Company shall reserve a sufficient number of duly authorized and unissued shares of Common Stock for exercise of this Warrant, and such shares will be free of all taxes, liens and charges created by or through the Company.

Restrictions on Transfer of Warrant and Shares

1. *Registration or Exemption Required.* This Warrant has been issued and the shares of Common Stock issuable hereunder will be issued in a transaction exempt from the registration requirements of the Act and applicable state securities laws. Therefore, they may not be sold, transferred, or otherwise disposed of in any manner except pursuant to an effective registration statement or an exemption from the registration requirements.

2. *Restrictive Legend.* The shares issuable hereunder shall be imprinted with a legend in substantially the same form as appears on this Warrant.

3. *Warranty of Holder.* Holder represents and warrants to the Company that Holder's acquisition of this Warrant and the shares of Common Stock issuable hereunder are solely for Holder's own account and not as a nominee for any other party, that the acquisition is for investment purposes only and that Holder will not offer, sell, transfer or otherwise dispose of this Warrant or any shares issuable hereunder except pursuant to an effective registration statement or an exemption from registration under the Act and applicable state securities laws.

Limitation

This Warrant confers rights and obligations only upon the Company and Holder and upon no other person or entity.

Governing Law

Pennsylvania law governs all matters related to this Warrant without regard to conflict of laws principles.

Loss of Warrant

If this Warrant is lost, stolen, destroyed or mutilated, the Company will reissue a Warrant on the same applicable terms after its receipt of (a) satisfactory evidence of the loss, theft, destruction or mutilation of this Warrant and (b) either indemnity or security reasonably satisfactory to the Company in the case of loss, theft or destruction, or this Warrant in the case of mutilation.

Costs

Holder shall pay all costs associated with the exercise or transfer of this Warrant including, without limitation, reasonable attorney's fees incurred by the Company.

Notice

1. Holder shall send all notices to the Company by certified or registered mail return receipt requested postage prepaid, and addressed to Ocean Thermal Energy Corporation, c/o 800 South Queen Street, Lancaster, Pennsylvania 17603, United States of America.

2. The Company shall send all notices to Holder by certified or registered mail return receipt requested, postage prepaid, and addressed to Holder's address set forth below, provided that Holder may designate another address for notices in writing to the Company:

Name and address ______________________________

____

____

IN WITNESS WHEREOF, the undersigned has executed this Warrant.

OCEAN THERMAL ENERGY CORPORATION

By: ______________________________

Jeremy P. Feakins
Chairman of the Board
Chief Executive Officer

WARRANT EXERCISE FORM

TO: Ocean Thermal Energy Corporation

The undersigned hereby irrevocably exercises the right to purchase ___________ shares of Common Stock, no par value, of Ocean Thermal Energy Corporation (the "Company").

Enclosed is the original Warrant issued by the Company entitling the undersigned to such exercise.

Enclosed in full payment of the total Exercise Price of $_____________ for _____________shares at $3.00 per share

The undersigned requests that the Company issue stock certificates for _________ shares to the following:

Holder

Name and address ____

____

____

The undersigned understands that the purchased shares have not been registered under the Securities Act of 1933, as amended (the "Act") or any state securities law (the "Securities Laws"), and are therefore restricted securities which may not be sold, transferred, or otherwise disposed unless the shares are registered in accordance the Securities Laws or the undersigned has delivered an opinion of counsel satisfactory to the Company that the shares are exempt from registration under the Securities Laws.

Date: ______________________________

Holder Signature: ____

Print name and address: ____

____

____

LOAN AGREEMENT

This Loan Agreement (the "**Loan Agreement**") is made as of _________, 2013, by and between ____ (the "**Lender**") and Ocean Thermal Energy Corporation, a Delaware corporation with its registered offices at 800 South Queen Street, Lancaster, PA 17603 (the "**Borrower**").

WITNESSETH:

WHEREAS, the Borrower desires to obtain certain credit facilities, as set forth in this Loan Agreement, and the Lender is willing to provide such credit facilities on the terms and conditions set forth herein;

NOW, THEREFORE, the Lender and the Borrower, intending to be legally bound, hereby agree as follows:

1. The Credit Facilities. The Lender agrees, pursuant to the terms and conditions of this Loan Agreement and the other Loan Documents (as defined below), to make a loan to the Borrower in the original principal amount of Fifty Thousand Dollars ($50,000) (the "**Loan**"). The Loan shall be evidenced by a Note (the "**Note**") and shall be made in accordance with and subject to the terms and conditions of this Loan Agreement, the Note and the other Loan Documents.

2. The Loan Documents. The following documents and materials (together with this Loan Agreement and any other accessory documents executed in connection herewith, such documents and materials, as they may be amended, restated, renewed and extended, are collectively referred to herein as the "**Loan Documents**") have been or will be executed in connection with the Loan:

   a. Note;

   b. Security Agreement, of even date herewith, between Lender and Borrower (the "**Security Agreement**");

A warrant, of even date herewith, granting to Lender, as additional consideration for making the Loan to Borrower, the right to purchase 5,000 fully paid and non-assessable shares of common stock of Ocean Thermal Energy Corporation ("OTE") at a price per share equal to a 10% discount off the price of OTE's common stock as at the time of the IPO of OTE on either the Alternative Investment Market (AIM) of the London Stock Exchange, or the opening share price of the Reverse Merger on the US Over the Counter (OTC) or NASDAQ market.

3. Interest Rate. The Loan shall bear interest as set forth in the Note.

4. Repayment. Repayment of the Loan shall be made as set forth in the Note, and pre-payment shall be permitted as therein specified.

5. Use of Proceeds. The proceeds of the Loan shall be used to support the operational, development and construction costs for the Baha Mar SDC project.

6. Collateral. The Loan will be secured by a first lien security interest in the assets of Borrower now owned or hereafter acquired as more specifically set forth in the Security Agreement.

7. Representations and Warranties. The Borrower, in order to induce the Lender to make the Loan, make the following representations, warranties and promises:

a. Good Standing. Each Borrower is a corporation, duly organized, validly existing and in good standing under the laws of the place of its incorporation, with powers adequate to own its properties, and to carry on its business as presently conducted by it.

b. Authority; Binding Agreement. The execution, delivery and performance of the Loan Documents are within the corporate power of the Borrower, have been duly authorized by the Borrower and are not in contravention of law or the terms of the Borrower' Articles of Incorporation and By-Laws. The execution, delivery and performance of the Loan Documents does not and will not contravene any documents, agreements or undertakings to which the Borrower or either of them is a party or by which either is bound. No approval of any person, corporation, governmental body or other entity is a prerequisite to the execution, delivery, validity or enforceability and performance of the Loan Documents. When executed by the Borrower, the Loan Documents to which the Borrower is a party will constitute the legally binding obligations of the Borrower, enforceable in accordance with their terms except as the enforceability may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally.

c. Financial Information. Subject to any limitation stated therein or in connection therewith, all balance sheets, earning statements, accounts receivable lists and aging schedules and other financial data which have been or shall be furnished to the Lender by the Borrower to induce the Lender to enter into this Loan Agreement or otherwise in connection herewith, do or will fairly represent the financial condition of the Borrower in all material respects, are accurate, complete and correct in all material respects insofar as completeness may be necessary to give the Lender a true and accurate knowledge of the subject matter as of the date hereof. There are no material liabilities, direct or indirect, fixed or contingent, of the Borrower as of the date of such financial statements which are not reflected therein or in the notes thereto. There has been no material adverse change in the financial condition or operations of the Borrower since the date of said financial statements or since the respective dates on which either furnished the Lender with other financial data or other representations about their financial condition.

d. Solvency. Any borrowings to be made by Borrower under this Loan Agreement do not and will not render Borrower, or either of them, insolvent. Neither of the Borrower is contemplating either the filing of a petition under any state or federal bankruptcy or insolvency laws, or the liquidation of all or a major portion of its property, and neither of the Borrower has any knowledge or any reason to know of any person contemplating the filing of any such petition against it.

8. Covenants. The Borrower agrees with the Lender that during the term of this Agreement and the other Loan Documents, and any extensions, replacements or renewals thereof (except as otherwise agreed by the Lender in writing):

   a. Insurance. The Borrower shall maintain adequate fire and extended coverage insurance, with the Lender named as lender loss payee, as well as general liability, business interruption and other insurance policies as are customary. All such insurance:

      i. Shall be issued in such amounts and by such companies as are satisfactory to the Lender; and

      ii. Shall contain provisions providing for thirty (30) days' prior written notice to the Lender of any intended change or cancellation and providing that no such change or cancellation shall be effective as to the Lender in the absence of such notice.

b. Notice of Default; Litigation. The Borrower shall notify the Lender in writing immediately upon becoming aware of any default hereunder, or of any actions, suits, investigations, or proceedings at law, in equity or before any governmental authority that may have a material adverse effect on the Borrower, pending or threatened, against or affecting the Borrower or any collateral securing the Loan or involving the validity or enforceability of the Loan Documents or the priority of the liens created thereunder.

c. Financial Information. The Borrower shall make available upon request to the Lender on an annual basis, annual financial statements of the Borrower, compiled by certified public accountants, within one hundred twenty (120) days after the end of each fiscal year.

d. Expenses. The Borrower shall pay all costs and expenses (including, but not limited to, attorneys' fees) incidental to the Loan, to the preservation and priority of the Lender's liens and security interests under the Loan Documents and to the collection of all obligations pursuant to the Loan Documents.

e. Deposit Relationship. The Borrower shall establish and maintain their primary deposit relationship with a reputable financial institution.

f. Further Assurances. The Borrower shall execute such documents as the Lender may reasonably request relating to the Loan.

g. Nature of Business. Neither Borrower shall enter into any type of business other than that in which it is presently engaged, or otherwise significantly change the scope or nature of its business.

h. Mergers, Etc. Neither Borrower shall wind up, liquidate or dissolve, reorganize, merge or consolidate with or into, or convey, sell, assign, transfer, lease, or otherwise dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to any person, or acquire all or substantially all of the assets or the business of any person except as part of a purchase of the completed Seawater District Cooling project by Baha Mar, Ltd.

i. Sale of Assets, Etc. The Borrower shall not sell, lease, assign, transfer, or otherwise dispose of any of its now owned or hereafter acquired assets, except: (1) inventory disposed of in the ordinary course of business; (2) the sale or other disposition of assets no longer used or useful in the conduct of its business; and (3) as part of a purchase of the completed Seawater District Cooling project by Baha Mar, Ltd.

j. Additional Borrowings. Borrower shall not create, incur, assume, or suffer to exist, any indebtedness, except: (i) borrowings pursuant to this Agreement; (ii) unsecured trade credit incurred in the ordinary course of business which are paid in a timely manner; (iii) other obligations to the Lender; (iv) borrowings used to prepay in full the Borrower' obligations under the Loan Documents; and (v) usual and customary project financing

k. Guaranties, Etc. The Borrower shall not assume, guaranty, endorse, or otherwise be or become directly or contingently responsible or liable (including, but not limited to, an agreement to purchase any obligation, stock, assets, goods, or services, or to supply or advance any funds, assets, goods, or services, or an agreement to maintain or cause such person to maintain a minimum working capital or net worth, or otherwise to assure the creditors of any person against loss) for obligations of any person, except (i) guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business and (ii) guaranties in favor of the Lender.

l. Liens, Etc. Borrower shall not create, incur, assume or suffer to exist, any mortgage, security interest, pledge, lien, charge or other encumbrance of any nature whatsoever on any of their respective assets, now or hereafter owned, other than (i) liens in favor of the Lender; (ii) liens under workmen's compensation, unemployment insurance and social security or similar laws; (iii) liens imposed by law, such as carriers, warehousemen's or mechanic's liens, incurred in good faith in the ordinary course of business which are not past due for more than thirty (30) days (other than to the extent a longer period is permitted by their creditors in the ordinary course of business) or which are being contested in good faith by appropriate proceedings, a stay of execution having been served; and (iv) other permitted liens set forth on Schedule 10(l) hereto.

m. Loan and Advances. The Borrower shall not make any additional loans or advances to any individual, firm or corporation.

n. Notwithstanding anything to the contrary herein or in the Loan Documents, the Borrower shall be permitted to provide security interests to Baha Mar, Ltd. and /or the Senior Baha Mar Project Lender (as that term is defined in the Loan Documents).

9. Conditions Precedent. The obligation of the Lender to make the Loan is subject to the satisfaction by the Borrower of the following conditions precedent:

a. The Borrower' representations and warranties as contained herein shall be accurate and complete as of the date of closing;

b. The Borrower shall not be in default under any of the covenants contained herein as of the date of closing;

c. The Borrower shall have executed and delivered all of the Loan Documents to which it is a party;

10. Events of Default; Acceleration; Remedies. The occurrence of any one or more of the following events shall constitute a default (an "**Event of Default**") under this Agreement:

a. If any statement, representation or warranty made by the Borrower in the Loan Documents, in connection therewith or any financial statement, report, schedule, or certificate furnished to the Lender by the Borrower, any of its representatives, employees or accountants during the term of this Agreement shall prove to have been false or misleading when made in any material respect;

b. Default by the Borrower in payment within thirty (30) days of the due date of any principal or interest or other amounts called for under the Loan Documents;

c. Default by the Borrower in the performance or observance of any of its obligations under the provisions, terms, conditions, warranties or covenants of the Loan Documents and such failure shall continue for a period of thirty (30) days or more following receipt of written notice thereof from the Lender.

d. Either of the Borrower shall (i) apply for or consent to the appointment of a receiver, trustee or liquidator of any of their or its property, (ii) admit in writing their or its inability to pay their or its debts as they mature, (iii) make a general assignment for the benefit of creditors, (iv) be adjudicated a bankrupt or insolvent, (v) file a voluntary petition in bankruptcy, or a petition or an answer seeking reorganization to take advantage of any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law or statute, or an answer admitting the material allegations of a petition filed against it or he in any proceeding under any such law or (vi) offer or enter into any compromise, extension or arrangement seeking relief or extension of their or its debts;

e. In the event that proceedings shall be commenced or an order, judgment or decree shall be entered against either of the Borrower, without the application, approval or consent of such Borrower (as the case may be) in or by any court of competent jurisdiction, relating to the bankruptcy, dissolution, liquidation, reorganization or the appointment of a receiver, trustee or liquidator of such Borrower of all or a substantial part of their or its assets, and such proceedings, order, judgment or decree shall continue undischarged or unstayed for a period of 90 days;

Upon the occurrence of any Event of Default, automatically upon an Event of Default under subsection (h) or (i) of this Section or otherwise at the election of the Lender, (i) all of the obligations of the Borrower to the Lender, either under this Loan Agreement or otherwise, will immediately become due and payable without further demand, notice or protest, all of which are hereby expressly waived; (ii) the Lender may proceed to protect and enforce its rights, at law, in equity, or otherwise, against the Borrower, either jointly or severally, and may proceed to liquidate and realize upon any of its collateral in accordance with the rights of a mortgagee or a secured party under the Uniform Commercial Code, any other applicable law, any Loan Document; any agreement between the Borrower and the Lender; and/or (iii) the Lender's commitment to make further loans under this Agreement or any other agreement with either of the Borrower will immediately cease and terminate.

11. General Provisions. The Lender and the Borrower agree as follows with respect to the Loan Documents:

a. Waivers.

i. The Borrower hereby waive, to the fullest extent permitted by law, presentment, notice, protest and all other demands and notices of any description and assent (1) to any extension of the time of payment or any other indulgence, (2) to any substitution, exchange or release of collateral, and (3) to the release of any other person primarily or secondarily liable for the obligations evidenced hereby.

ii. No delay or omission on the part of the Lender in exercising any right, privilege or remedy hereunder shall operate as a waiver of such right, privilege or remedy or of any other right, privilege or remedy under the Loan Documents. No waiver of any right, privilege or remedy or any amendment to the Loan Documents shall be effective unless made in writing and signed by the Lender. A waiver on any one occasion shall not be construed as a bar to or waiver of any such right, privilege and/or remedy on any future occasion. No single or partial exercise of any power hereunder shall preclude other or future exercise thereof or the exercise of any other right. The acceptance by the Lender of any payment after any default under the Loan Documents shall not operate to extend the time of payment of any amount then remaining unpaid hereunder or constitute a waiver of any rights of the Lender hereof under the Loan Documents.

b. Binding Agreement. The Loan Documents shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, legal representatives, successors, and assigns;

c. Entire Agreement and Amendment. The Loan Documents constitute the entire agreement between the Lender and the Borrower with respect to the Loan and shall not be changed in any respect except by written instrument signed by the parties thereto;

d. Governing Law. The Loan Documents and all rights and obligations thereunder, including matters of construction, validity, and performance, shall be governed by and interpreted in accordance with the substantive laws of, the Commonwealth of Pennsylvania;

e. Severability. If any term, condition, or provision of the Loan Documents or the application thereof to any person or circumstance shall, to any extent, be held invalid or unenforceable according to law, then the remaining terms, conditions, and provisions of the Loan Documents, or the application of any such invalid or unenforceable term, condition or provision to persons or circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby, and each term, condition, and provision of the Loan Documents shall be valid and enforced to the fullest extent permitted by law;

f. Notice. Any demand or notice required or permitted under the Loan Documents shall be effective if either: (i) hand-delivered to the addressee, or (ii) five days after delivered to a private express company addressed to the addressee: (A) at the address shown below, or (B) if such party has provided the other in writing with a change of address, at the last address so provided. Any notice or demand mailed as provided in this paragraph shall be deemed given and received on the earlier of: (i) the date received; (ii) or the date of refusal or non-delivery as indicated on the return receipt, if sent by private express as provided above.

Lender:

Company:

Name:

Address:

Telephone:

Email:

SS # OR FED EIN #:

Borrower:
Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, PA 17603

Telephone: (717) 299-1344
Email: jeremy@otecorporation.com

With a copy to:

Gerald Koenig
General Counsel
Ocean Thermal Energy Corporation
8220 Crestwood Heights Drive, #1105
McLean, VA 22102
Telephone: (703) 725-4002
Email:gerald@otecorporation.com

g. Costs of Collection. The Borrower agrees to pay on demand all reasonable out-of-pocket costs of collection under the Loan Documents, including reasonable attorneys' fees, whether or not any foreclosure or other action is instituted by the Lender in its discretion.

h. Rights Cumulative. All rights and remedies of the Lender, whether granted herein or otherwise, shall be cumulative and may be exercised singularly or concurrently, and the Lender shall have, in addition to all other rights and remedies, the rights and remedies of a secured party under the Uniform Commercial Code of Pennsylvania. Except as otherwise provided by law, the Lender shall have no duty as to the collection or protection of the collateral or of any income thereon, or as to the preservation of any rights pertaining thereto beyond the safe custody thereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Borrower and the Lender have executed this Loan Agreement as of the date indicated above.

Ocean Thermal Energy Corporation

By: ______________________________________
Name: Jeremy Feakins
Title: Chairman & CEO

[Lender]

By: ______________________________________
Name: ______________________________________
Title: ______________________________________

PROMISSORY NOTE

$50,000 September _______, 2013

FOR VALUE RECEIVED, Ocean Thermal Energy Corporation, a Delaware Corporation with its registered offices at 800 South Queen Street, Lancaster, PA 17603 (the "**Borrower**"), hereby promise to pay to the order of ____, a ____ with offices at ____ (the "**Lender**"), or at any other place designated to the Borrower by the Lender in writing, the principal sum of Fifty Thousand Dollars ($50,000), with interest as herein specified, and under the terms and conditions stated herein.

1. Repayment of Principal and Interest. Principal and interest shall be repaid by Borrower to Lender as follows: Commencing on September 30, 2014, Borrower shall make annual interest only payments in arrears (the "Payment Amounts") with subsequent payments being made on the corresponding day of each of succeeding year until September 30, 2023, at which time the principal shall be repaid together with the final interest payment.

   All amounts payable hereunder are payable in United States Dollars at the address of the Lender set forth above in immediately available funds. Prior to a Default, all payments shall be applied first on account of other charges, second to accrued interest due on the unpaid balance of principal and finally the remainder of such payments shall be applied to unpaid principal. If a Default occurs, payments and monies received may be applied in any manner and order deemed appropriate by the Lender.

2. Rates and Calculation of Interest. Interest on the outstanding and unpaid principal balance of the Loan shall be calculated for the actual number of days in the then current calendar year that principal is outstanding, based upon a year of three hundred sixty (360) days, accrue and shall be paid at the fixed rate of interest per annum equal to ten percent (10%).

   In no event shall the rate of interest hereunder be in excess of the maximum amount permitted by law. In the event the rate of interest hereunder is determined to be in excess of the maximum amount permitted by law, such interest rate shall be automatically decreased to the maximum rate permitted by law.

   In addition to all other rights contained in this Note, if a Default (defined herein) occurs and as long as a Default continues, all outstanding sums hereunder shall bear interest at the interest rate otherwise prevailing under the preceding paragraph, plus 3% (the "**Default Rate**"). The Default Rate shall also apply from acceleration until all unpaid sums and obligations (whether matured or contingent) hereunder and any judgment thereon are paid in full.

3. Prepayment. This Note may be prepaid in whole or in part at any time at the option of the Borrower without premium or penalty. Each prepayment shall be applied first to the payment in full of other charges payable hereunder, then to accrued interest and the remainder of such payment, if any, shall be applied to the reduction of the unpaid principal balance.

4. Loan Agreement. This Note is the Note referred to in the agreements between the Borrower, the Lender, and any surety executed in connection with this Note, including, but not limited to the Loan Agreement of even date herewith (the "Loan Agreement") and the Loan Documents referenced therein (the "Loan Documents"). The failure of the Borrower and/or any surety to execute any such agreement or other document shall not affect the validity of this Note. This Note shall evidence all obligations of the Borrower to the Lender under the Loan Agreement and Loan Documents.

5. Integration. The terms and conditions of this Note, together with the terms and conditions of the Loan Agreement and the Loan Documents, contains the entire understanding between the Borrower and the Lender with respect to the indebtedness evidenced hereby. Such understanding may not be amended, modified, or terminated except in writing duly executed by the parties hereto.

6. Default and Remedies. The occurrence of any default or event of default ("**Default**"), as defined in the Loan Agreement and/or the Loan Documents, shall constitute a Default of and under this Note.

   When a Default occurs, the Lender, at its option, may declare the entire unpaid balance of principal of this Note, unpaid interest thereon and all other charges, costs and expenses provided for herein, in the Loan Agreement and/or any of the Loan Documents, and/or pursuant to any other agreements between Borrower and Lender, immediately due and payable without notice to or demand upon the Borrower. Upon the occurrence of a Default, the Lender shall have all of the rights and remedies with respect to this Note and with respect to all of the Lender's collateral and security as described or in the Loan Agreement, the Loan Documents, in this Note, and/or otherwise as provided for by law, in equity, and otherwise, including the rights of a secured party under the law of Pennsylvania.

7. Security. As security for the payment of this Note and for all other indebtedness, obligations, and undertakings of the Borrower under the Loan Agreement and the Loan Documents, the Borrower acknowledges that it has granted to Lender a security interest, mortgage and/or other liens and rights in all of the collateral and security described in the Loan Agreement and/or in the Loan Documents. The Lender shall have no duty or obligation to the Borrower, or to any endorser, guarantor, surety, or other party, to perfect any lien or security interest of the Lender in the Lender's collateral and security. In addition, the Lender shall not be required to marshal any collateral or security or guaranties or to resort to the same in any particular order.

8. Debt Service Reserve. The Company will create a Debt Service Reserve (the "DSR") for the benefit of the holders of these Notes. The DSR will be funded with cash flow received by the Company from OTE BM Ltd. Monies deposited in the DSR can only be used for any Payment Amount. The DSR shall not exceed an amount equal to the outstanding Payment Amounts.

9. Warrants. The holder of the Note will have the option to acquire from the Company up to 5,000 shares of common stock of Company at a price per share and subject to the conditions described in the Warrant Document.

10. Waiver. The undersigned hereby waives presentment for payment, demand, notice of nonpayment, notice of protest, and protest of this Note, and all of the notices in connection with delivery, acceptance, performance, default, or enforcement of the payment of this Note. The failure by the Lender to exercise any right or remedy shall not be taken to waive the exercise of the same thereafter for the same or any subsequent Default. The Borrower waives any claim of set-off, recoupment and/or counterclaim. All notices to the Borrower shall be adequately given if mailed postage prepaid to the address appearing in the Lender's records. The Borrower intends this Note to be a sealed instrument and to be legally bound hereby.

11. Holder. The references to "Lender" herein shall be deemed to be references to any subsequent assignee, transferee, or other holder of this Note.

12. Governing Law. This Note shall be construed in accordance with the laws of Pennsylvania, without reference to any conflict of laws provisions, as a Note made, delivered and to be wholly performed within Pennsylvania.

BORROWER:

Ocean Thermal Energy Corporation

By: ______________________________

Name: Jeremy P. Feakins

Title: Chairman & CEO

SECURITY AGREEMENT

THIS SECURITY AGREEMENT (this "Agreement") made this ____ day of September 2013, by Ocean Thermal Energy Corporation, a Delaware corporation with its registered offices at 800 South Queen Street, Lancaster, PA 17603 (hereinafter referred to as the "**Debtor**"),

TO AND IN FAVOR OF:

____

having an office at:

____

(hereinafter referred to as the "Lender"),

WITNESSETH:

WHEREAS, on or about even date herewith, Debtor has borrowed the sum of Fifty-Thousand Dollars ($50,000) from the Lender (the "**Loan**"), such Loan to be evidenced by, among other things, a certain promissory note dated on or about even date herewith given by the Debtor in favor of Lender (the "**Note**"), a certain loan agreement dated on or about even date herewith and executed by and between the Debtor and Lender (the "**Loan Agreement**"), and certain other documents and instruments given in connection with said Loan and referred to in the Loan Agreement as the "Loan Documents"; and

WHEREAS, to secure the payment of all sums due or which may become due under or in connection with the Note, Loan Agreement and the other Loan Documents, (all of such obligations secured hereby, hereinafter called the "**Obligation(s)**"), Lender has required that Debtor grant Lender a security interest in all business assets of the Debtor, including those assets at or related to the Premises, and Debtor has agreed to execute this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, and in consideration of the Loan, the Obligations, and any extensions of credit made or to be made by the Lender to the Debtor, and intending to be legally bound hereby, the Debtor hereby agrees to and with Lender as follows:

1. Definitions. As used in this Agreement, the following words and terms shall have the following meanings respectively, unless the context hereof clearly requires otherwise:

    a. "Accounts" shall have the meaning given to that term in the Code and shall include without limitation all rights of the Debtor, whenever acquired, to payment for goods sold or leased or for services rendered in connection with the Premises, whether or not earned by performance, and other obligations or indebtedness owed to the Debtor from whatever source arising; all rights of the Debtor to receive any payments in money or kind; all guarantees of the foregoing and security therefor; all of the right, title and interest of the Debtor in and with respect to the goods, services or other property that gave rise to or that secure any of the foregoing, and insurance policies and proceeds relating thereto, and all rights of the Debtor as an unpaid seller of goods and services, including, but not limited to, the rights of stoppage in transit, replevin, reclamation and resale; payment obligations arising out of the sale, lease or license of tangible or intangible property; credit card receivables; health care receivables; and all of the foregoing, whether now owned or existing or hereafter create or acquired.

    b. "Agreement" shall mean this Security Agreement as the same may be supplemented or amended from time to time.

c. "Debtor's Address" shall mean the address set forth in the first part of this Agreement.

d. "Chattel Paper" shall have the meaning given to that term in the Code and shall include without limitation all tangible and electronic chattel paper owned by the Debtor in connection with the Premises, whenever acquired, which evidence both a monetary obligation and a security interest in or a lease of specific goods.

e. "Code" shall mean the applicable law now or hereafter in force in The Bahamas.

f. "Collateral" shall mean any of the collateral described in Section 2 of this Agreement

g. "Commercial Tort Claims" shall mean those commercial tort claims more specifically described on Exhibit A attached hereto and made a part hereof.

h. "Costs and Expenses" shall mean any and all sums, fees, costs, expenses and charges which the Lender may pay or incur (i) pursuant to any provision of this Agreement, or (ii) in connection with the preparation, execution, effectuation and administration of this Agreement or any other agreement or instrument executed in connection herewith, or (iii) in defending, protecting, preserving or enforcing its security interest or the Collateral or any other agreement or instrument executed in connection herewith, or (iv) otherwise in connection the provisions of this Agreement. "Costs and Expenses" shall include, but is not limited to, all search, filing and recording fees; taxes; attorneys' fees and legal expenses; all fees and expenses for the service and filing of papers; premiums on insurance, bonds, and undertakings; fees of marshals, sheriffs, custodians, auctioneers, warehousemen, and others; travel expenses; all court costs and collection charges and all expenses of retaking, holding, assembling, cleaning and/or preparing any Collateral for sale or lease, selling, leasing and the like.

i. "Deposit Accounts" shall have the meaning given to that term in the Code.

j. "Documents" shall have the meaning given to that term in the Code and shall include without limitation all warehouse receipts (as defined by the Code) and other documents of title (as defined by the Code) owned by the Debtor, whenever acquired.

k. "Event of Default" shall mean any of the Events of Default described in Section 4 of this Agreement.

l. "Fixtures" shall have the meaning given to that term in the Code, and shall include without limitation leasehold improvements.

m. "General Intangibles" shall have the meaning given to that term in the Code and shall include without limitation all leases under which the Debtor now or in the future leases and/or obtains a right to occupy or use real or personal property in connection with the Premises, or both, and all of the Debtor's other contract rights, whenever acquired, and customer lists, choses in action, claims (including claims for indemnification), books, records, patents and patent applications, copyrights and copyright applications, trademarks, trade names, trade styles, trademark applications, blueprints, drawings, designs and plans, trade secrets, methods, processes, contracts, licenses, license agreements, formulae, tax and any other types of refunds, returned and unearned insurance premiums, rights and claims under insurance policies, and computer information, software, records and data, whenever acquired.

n. "Goods" shall have the meaning given to that term in the Code and shall include without limitation, any computer program imbedded in such goods.

o. "Instruments" shall have the meaning given to that term in the Code and shall include without limitation all negotiable instruments (as defined in the Code), all certificated securities (as defined in the Code) and all other writings which evidence a right to the payment of money, now or after the date of this Agreement, owned by the Debtor in connection with the Premises, whenever acquired.

p. "Inventory" shall have the meaning given to that term in the Code and shall include without limitation all goods owned by the Debtor in connection with the Premises, whenever acquired and wherever located, held for sale or lease or furnished or to be furnished under contracts of service, and all raw materials, work in process and materials owned by the Debtor and used or consumed in the Debtor's business, whenever acquired and wherever located, and all products thereof, and all substitutions, replacements, additions, or accessions therefor and thereto.

q. "Investment Property" shall have the meaning given to that term in the Code.

r. "Letter of Credit Rights" shall have the meaning given to that term in the Code.

s. "Premises" shall mean 800 South Queen Street, Lancaster, PA 17603.

t. "Proceeds" shall have the meaning given to that term in the Code and shall include without limitation whatever is received when Collateral or Proceeds is sold, exchanged, collected or otherwise disposed of, whether cash or non-cash, and includes without limitation proceeds of insurance payable by reason of loss of, or damage to, Collateral.

u. "Supporting obligations" shall have the meaning set forth in the Code.

v. "Senior Baha Mar Project Lender" shall mean any debt financier providing capital for that certain Seawater District Cooling project for the Baha Mar resort complex in The Bahamas.

To the extent not defined in this Section 1, unless the context requires otherwise, all other terms contained in this Agreement shall have the meanings attributed to them by the Code, to the extent the same are used or defined therein.

2. Grant of Security Interest. As security for payment to Lender of all the Obligations, and as security for performance of the agreements, conditions, covenants, provisions and stipulations contained herein, and in any renewal, extension, or modification hereof and in all other agreements and instruments made and given by Debtor to Lender in connection with any of the Obligations, the Debtor agrees that the Lender shall have, and the Debtor grants to and creates in favor of the Lender, a security interest under the Code in and to such of the Collateral as is now or in the future owned or acquired by the Debtor. Upon Borrower's full satisfaction of the Obligations under the Loan Agreement and the Loan Documents, this security interest shall terminate.

"Collateral" shall mean collectively the Accounts, Chattel Paper, Commercial Tort Claims, Documents, Deposit Accounts, Goods, Equipment, Fixtures, General Intangibles, Instruments, Investment Property, Inventory, Letter of Credit Rights, Supporting Obligations and the Proceeds of each of them.

3. Representations, Warranties and Covenants. The Debtor represents and warrants to and covenants with the Lender, and such representations, warranties and covenants shall be continuing so long as any of the Obligations remain outstanding, as follows:

a. The Debtor utilizes no trade names in the conduct of its business, except the names set forth above in the first part of this Agreement, nor has Debtor been the surviving entity in a merger, or acquired any business.

b. The security interest in the Collateral granted to the Lender in this Agreement is and shall be a perfected first priority security interest in the Collateral and prior and superior to the rights of all third parties in the Collateral existing on the date of this Agreement or arising after the date of this Agreement, except for those interests which Debtor grants to other lenders under the same Series B Note issuance as this Loan and except for those interests which Debtor grants to the Senior Baha Mar Project Lender (the "**Permitted Security Interests**").

c. The Debtor is the owner of the Collateral free and clear of all security interests, mortgages, liens or encumbrances, except for liens that arise by operation of law with respect to obligations of the Debtor that are not yet due and payable; and the Debtor will defend the Collateral against all claims and demands of all persons at any time claiming an interest therein.

d. Except with respect to financing undertaken as part of the project financing for the Seawater District Cooling project with Baha Mar, Ltd., the Debtor shall not mortgage, pledge, grant or permit to exist any new security interest in, or lien or encumbrance upon, any of the Collateral except for the security interests to which the Lender may give its prior consent.

e. The Debtor shall maintain casualty insurance coverage on the Collateral in such amounts and of such types as may be required by Lender, and, in any event, as are ordinarily carried by similar businesses.

f. The Debtor shall permit the Lender, through its authorized employees, agents and representatives, to inspect and examine the annual financial statements of the Debtor upon reasonable notice.

g. The Debtor shall pay or deposit promptly when due all sales, use, excise, personal property, income withholding corporate, franchise, and other taxes, assessments and governmental charges upon or relating to its ownership or use of any of the Collateral.

h. The Debtor authorizes the Lender to file financing statements describing the Collateral in such public offices as Lender may require, without Debtor's signature. Said financing statements may describe the personal property set forth herein (i) by specific or general description, (ii) by collateral classification or category, (iii) by general reference to all of Debtor's assets, or (iv) by such other manner as Lender may elect. If the law of the jurisdiction in which such instruments are filed requires Debtor's signature, Debtor agrees to sign such financing statements, continuation statements, or other security agreements Lender may require. In addition, the Debtor shall, at any time and from time to time upon request of the Lender, execute and deliver to the Lender, in form and substance satisfactory to the Lender, such documents as Lender shall deem necessary or desirable to perfect or maintain perfected the security interest of the Lender in the Collateral or which may be necessary to comply with the law of the Commonwealth of The Bahamas, or the law of any other jurisdiction in which Debtor was formed or in which the Debtor may then be conducting business, or in which Debtor's principal residence or chief executive office is located, or in which any of the Collateral may be located. Debtor hereby ratifies all financing statements filed by Lender prior to Debtor's execution hereof.

i. The Debtor shall pay any and all Costs and Expenses within thirty (30) days after written notice from Lender and submit to the Lender proof satisfactory to the Lender that such payment(s) have been made, or reimburse the Lender therefor.

j. The Debtor, without first obtaining the prior written consent and approval of the Lender, will not sell, assign, lease or otherwise dispose of (whether in one transaction or in a series of transactions), any of its assets (whether now owned or hereafter acquired) except in the ordinary course of business.

k. If and to the extent that Equipment is part of the Collateral:

    i. All Equipment now owned is and all Equipment acquired in the future will be, in the possession of the Debtor at the Debtor's Address. If such locations(s) is/are not owned by the Debtor, of if any of the Equipment is or shall be affixed to any real estate, including any buildings owned or leased by the Debtor in the operation of its business, the Debtor shall provide the Lender with waivers necessary to make the security interest in the Equipment valid against the Debtor and other persons holding an interest in such real estate. The Debtor shall notify the Lender at least thirty (30) days prior to any change of any location where any where any of the Equipment is or may be kept.

    ii. The Debtor shall keep and maintain all Equipment in good operating condition and repair and make all necessary repairs thereto and replace parts thereof so that the value and operating efficiency thereof shall at all times be maintained and preserved; and the Debtor shall keep complete and accurate books and records with respect to all Equipment, including maintenance records.

    iii. The Debtor shall retain and keep secure any and all evidence of ownership and certificates of origin and/or title to any and all of the Equipment.

    iv. The Debtor shall not, without the prior written consent of the Lender, sell, offer to sell, lease, offer to lease, or in any other manner dispose of any of the Equipment, except in the ordinary course of business, or as part of a purchase of the completed Seawater District Cooling project by Baha Mar, Ltd.

l. If and to the extent that Accounts are a part of the Collateral:

    i. The Debtor has no other places of business except at Debtor's Address. All records pertaining to the Accounts (including, but not limited to, computer records) and all returns of Inventory are kept at Debtor's Address; and the Debtor will notify the Lender at least thirty (30) days prior to any change in the address where records pertaining to Accounts or Inventory are kept.

    ii. All books, records and documents relating to any of the Accounts (including, but not limited to, computer records) are and will be genuine and in all respects what they purport to be; and the amount of each Accounts shown on the books and records of the Debtor and will be the correct amount actually owing for, or to be owing at maturity of, each of the Accounts.

    iii. Until the Lender directs otherwise, the Debtor shall collect the Accounts, subject to the directions and control of the Lender at all times. Any proceeds of Accounts collected by the Debtor after an Event of Default shall not be co-mingled with other funds of the Debtor and shall at the Lender's request be immediately delivered to the Lender in the form received except for necessary endorsements to permit collection. The Lender in its sole discretion may allow the Debtor to use such proceeds to such extent and for such periods, if any, as the Lender elects.

iv. The Debtor shall, at the Lender's request, furnish to the Lender within thirty (30) days after the end of each calendar month an aged analysis of all outstanding Accounts, in form and substance satisfactory to the Lender

v. The Debtor shall provide the Lender, at the Lender's request, with copies of all invoices relating to the Accounts, evidence of shipment or delivery of Inventory, and such further information as the Lender may require, all in form satisfactory to the Lender.

m. The Debtor will not change its fiscal years or accounting and/or depreciation methods.

n. The Debtor will not change its state of incorporation, formation or, organization.

o. Debtor will not change its state organizational identification number or taxpayer identification number,

4. Events of Default. As used in this Agreement, the term "Event of Default" shall mean any one or more of the following at the option of Lender:

a. The occurrence of one or more of the events defined in the Loan Agreement or in any other document evidencing or securing any of the Obligations as an Event of Default;

b. The failure of the Debtor to comply fully with all of the terms, conditions, representations, or covenants of this Agreement, including the covenants set forth in Paragraph 3 hereof, and such default shall have continued for a period of thirty (30) days after notice specifying such default and demanding that the same be cured shall have been given to Debtor, or if the default cannot reasonably be remedied within such period, if Debtor fails to commence to remedy the same within thirty (30) days and diligently thereafter to carry the same to completion; or

c. Any loss, theft, damage, or destruction of any material portion of the Collateral for which there is either no insurance coverage, or for which in the opinion of the Lender there is insufficient insurance coverage; or

d. The creation of any new security interest, mortgage, lien or encumbrance in favor of any person other than the Lender against the real or personal property of the Debtor (including, but not limited to, the Collateral), without the prior consent of the Lender; or

e. The sale or other disposition of all or substantially all of the property or assets of the Debtor, any subsidiary of the Debtor or any accommodation party of the Debtor, other than in the ordinary course of business.

5. Rights and Remedies. The Lender shall have, by way of example and not of limitation, the rights and remedies set forth in this Section 5 after the occurrence of any Event of Default:

a. The Lender and any officer or agent of the Lender is hereby constituted and appointed as true and lawful attorney-in-fact of the Debtor with power:

i. If and to the extent that Accounts are part of the Collateral, to notify or require the Debtor to notify any and all account debtors or parties against which the

Debtor has a claim that such Accounts have been assigned to the Lender and/or that the Lender has a security interest therein and that all payments should be made to the Lender;

ii. To endorse the name of the Debtor upon any instruments or payments (including but not limited to, payments made under any policy of insurance) that may come into the possession of the Lender in full or partial payment of any amount owing to the Lender;

iii. To sign and endorse the name of the Debtor upon any invoice, freight or express bill, bill of lading, storage or warehouse receipt, or drafts against account debtors or other obligors, and, if and to the extent that Accounts are part of the Collateral to sign and endorse the name of the Debtor on any assignments, verifications and notices in connection with such Accounts, and any instrument or document relating thereto or to the rights of the Debtor therein;

iv. To notify post office authorities to change the address for delivery of mail of the Debtor to an address designated by the Lender and to receive, open and dispose of all mail addressed to the Debtor;

v. If and to the extent that Accounts are part of the Collateral, to send requests for verification to account debtors or other obligors, and

vi. To sell, assign, sue for, collect, or compromise payment of all or any part of the Collateral in the name of the Debtor or in its own name, or make any other disposition of the Collateral, or any part thereof, which disposition may be for cash, credit or any combination thereof; and the Lender may purchase all or any part of the collateral at public, or, if permitted by law, private sale, and, in lieu of actual payment of such purchase price, may set off the amount of such price against the Obligations;

vii. The Debtor grants to the Lender, as the attorney-in-fact of the Debtor, full power of substitution and full power to do any and all things necessary to be done as fully and effectually as the Debtor might or could do but for this appointment and hereby ratifying all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Neither the Lender nor its officers and agents shall be liable for any acts or omissions or any error of judgment or mistake of fact or law in its capacity as such attorney-in-fact. This power of attorney is coupled with an interest and shall be irrevocable so long as any of the sums becoming due under this Agreement, or any of the Obligations, and/or performance under all the other provisions contained herein and therein, shall remain outstanding.

b. The Lender shall have the right to enter and/or remain upon the premises of the Debtor without any obligation to pay rent to the Debtor or others, or any other place or places where any of the Collateral is located and kept, and:

i. Remove Collateral therefrom to the premises of the Lender or any of its agents, for such time as the Lender may desire, in order to maintain, sell, collect and/or liquidate the Collateral; or

ii. Use such premises, together with materials, supplies, books and records of the Debtor, to maintain possession and/or the condition of the Collateral, and to prepare the Collateral for selling, liquidation or collecting.

c. The Lender may require the Debtor to assemble the Collateral at the Mortgaged Premises (as such term is defined in the Loan Agreement).

d. Any notice required to be given by the Lender of a sale or other disposition by the Lender of any of the Collateral, made in accordance with this Agreement, which is mailed or delivered at least fifteen (15) days prior to such proposed action, shall constitute fair and reasonable notice to the Debtor of any such action. In the event that any of the Collateral is used in conjunction with any real estate, the sale of the Collateral with and as one parcel of any such real estate of the Debtor shall be deemed to be a commercially reasonable manner of sale. Lender has no obligation to clean up or otherwise prepare the Collateral for sale, and Lender may specifically disclaim warranties of title or the like. The net proceeds realized by the Lender upon any such sale or other disposition, after deduction of the Costs and Expenses, shall be applied toward satisfaction of the remaining Obligations. If the Lender sells any of the Collateral upon credit, only the payments actually made by the purchaser and received by Lender are to be applied to the Obligations. In the event the purchaser fails to pay for the Collateral, Lender may resell the collateral and Debtor shall be credited with the proceeds of the sale. The Lender shall account to the Debtor for any surplus realized upon such sales or other disposition and the Debtor shall remain liable for any deficiency. The commencement of any action, legal or equitable, shall not affect the security interest of the Lender in the Collateral until the Obligations or any judgment(s) therefor are fully paid.

e. Lender may exercise an immediate right of setoff against any accounts or deposits the Debtor may have with Lender. This subsection shall not be construed as a limitation on any rights the Lender may have against Debtor, any other parties or any other accounts or deposits.

f. The Lender shall have, in addition to any other rights and remedies contained in this Agreement and any other agreements, instruments, and documents heretofore, now, or hereafter executed by the Debtor and delivered to the Lender all of the rights and remedies of a secured party under the Code, all of which rights and remedies shall be cumulative and nonexclusive, to the extent permitted by law.

6. <u>General Provisions</u>.

a. No delay or failure of the Lender in exercising any right, power, or privilege under this Agreement shall affect such right, power or privilege; nor shall any single or partial exercise thereof or any abandonment or discontinuance of steps to enforce such a right, power of privilege preclude any further exercise thereof or of any other right, power or privilege. The rights and remedies of the Lender are cumulative. Any waiver, permit, consent or approval of any kind or character on the part of the Lender of any breach or default under this Agreement or any such waiver of any provisions or condition of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

b. The Debtor hereby confirms the Lender's right of Lender's lien and setoff, and nothing in this Agreement shall be deemed a waiver or prohibition of the Lender's right thereto.

c. All notices, statements, requests and demands given to or made upon the Debtor or the Lender in accordance with the provisions of this Agreement shall be given as follows.

If to Debtor:	Ocean Thermal Energy Corporation ATTN: Jeremy P. Feakins, President 800 South Queen Street Lancaster, Pennsylvania 17603-5818
With a copy to:	Gerald Koenig, General Counsel Ocean Thermal Energy Corporation 822 Crestwood Heights Drive, #1105 McLean, VA 22102
If to Lender at:	
With a copy to:	

All notices hereunder shall be in writing and shall be deemed to have been duly given for all purposes when (i) delivered in person, or (ii) when deposited in the mail as registered or certified, return receipt requested, postage prepaid, or (iii) when sent for delivery by any overnight delivery service which requires the signature of the party who accepts delivery. All notices shall be directed to the party to receive the same at its address stated above or at such other address as may be substituted by notice given as herein provided.

d. The provisions of this Agreement may from time to time be amended in writing signed by the Debtor and the Lender.

e. This Agreement shall be governed by and construed and enforced under the laws of the Commonwealth of The Bahamas.

f. If any provision of this Agreement shall for any reason be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of this Agreement or any other agreement between the Debtor and the Lender; but this Agreement shall be construed as if such invalid or unenforceable provision had never been contained herein.

g. All paragraph headings in this Agreement are included for convenience only and are not to be construed as a part hereof or in any way as limiting or amplifying the terms hereof.

h. This Agreement may be executed in as many counterparts as may be deemed necessary and convenient, and each of which when so executed shall be deemed an original, but all such counterparts shall constitute but one and the same writing.

i. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of the Lender and the Debtor; provided, however, that the Debtor may not assign any of their rights or delegate any of its obligations hereunder without the prior written consent of the Lender.

j. Debtor gives Lender and its affiliates a continuing lien on, and security interest in, all present and future property of Debtor held by Lender and/or its affiliates, including special and general deposits.

k. Each reference in this Agreement to the Lender shall be deemed to include its successors and assigns. Any pronouns used in this Agreement shall be construed in the masculine, feminine, neuter, singular, or plural as the context may require. The agreements and obligations on any part of the Debtor herein contained shall remain in force and applicable notwithstanding any changes in the individuals comprising the limited liability company or corporation and the terms "Debtor" shall include any altered or successive limited liability companies or corporations; provided, however, that the predecessor limited liability companies or corporations shall not thereby be released from any of their obligations and liabilities hereunder.

l. The Lender may from time to time, without notice to the Debtor, sell, assign, transfer or otherwise dispose of all or any part of its right, title and interest in the Loan, in any of the Obligations and/or the Collateral therefor. In such event, each and every immediate and successive purchaser, assignee, transferee, or holder of any or any part of the Loan, the Obligations and/or the Collateral shall have the right to enforce this Agreement, by legal or equitable action or otherwise, for its own benefit, as fully as if such purchaser, transferee, or holder were in this Agreement by name specifically given such rights. Lender shall have an unimpaired right to enforce this Agreement, for its own benefit, for the portion of the Loan and/or Obligations and/or the Collateral which the Lender has not sold, assigned, transferred or otherwise disposed of.

IN WITNESS WHEREOF, the Debtor has caused this Agreement to be executed as of the date first above written.

DEBTOR:

Ocean Thermal Energy Corporation

By: ______________________________
Name: Jeremy Feakins
Title: Chairman & CEO

EXHIBIT A

NONE

WARRANT

To Purchase up to 5,000 Shares of the

Common Stock, $0.001 - Par Value Per Share,

of

Ocean Thermal Energy Corporation

This is to certify that, for value received, ______________________________. ("**Lender**") or any permitted transferee (Lender or such transferee being hereinafter called the "**Holder**") is entitled to purchase, subject to the provisions of this Warrant, from Ocean Thermal Energy Corporation, a Delaware corporation ("OTE"), at any time on or after the date hereof, an aggregate of up to 5,000 fully paid and non-assessable shares of common stock, $0.001 par value (the "**Common Stock**"), of OTE at a price per share equal to 10% discount off the price of OTE's common stock as at the time of the IPO of OTE on the Alternative Investment Market (AIM) of the London Stock Exchange or the opening share price of the Reverse Merger on the Over the Counter (OTC) market, subject to adjustment as herein provided (the "**Exercise Price**").

1. Exercise of Warrant. Subject to the provisions hereof, this Warrant may be exercised, in whole or in part, or sold, assigned or transferred at any time or from time to time on or after the date hereof but not later than September 30, 2023. This Warrant shall be exercised by presentation and surrender hereof to OTE at the principal office of OTE, accompanied by (i) a written notice of exercise, (ii) payment to OTE, for the account of OTE, of the Exercise Price for the number of shares of Common Stock specified in such notice, and (iii) a certificate of the Holder specifying the event or events which have occurred and entitle the Holder to exercise this Warrant. The Exercise Price for the number of shares of Common Stock specified in the notice shall be payable in immediately available funds.

Upon such presentation and surrender, OTE shall issue promptly (and within one business day if reasonably requested by the Holder) to the Holder or its assignee, transferee or designee the number of shares of Common Stock to which the Holder is entitled hereunder. Partial exercise of this Warrant is not authorized. OTE covenants and warrants that such shares of Common Stock, when so issued, will be duly authorized, validly issued, fully paid and non-assessable, and free and clear of all liens and encumbrances.

2. Reservation of Shares; Preservation of Rights of Holder. OTE shall at all times while this Warrant is outstanding and unexercised, maintain and reserve such number of authorized but unissued shares of Common Stock as may be necessary so that this Warrant may be exercised.

3. Fractional Shares. OTE shall not be required to issue any fractional shares of Common Stock upon exercise of this Warrant. In lieu of any fractional shares, the Holder shall be entitled to receive an amount in cash equal to the amount of such fraction multiplied by the Exercise Price.

4. Exchange or Loss of Warrant. This Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof at the principal office of OTE for other warrants of different denominations entitling the Holder to purchase, in the aggregate, the same number of shares of Common Stock issuable hereunder. The term "Warrant" as used herein includes any warrants for which this Warrant may be exchanged. Upon receipt by OTE of

evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, OTE will execute and deliver a new Warrant of like tenor and date.

5. Adjustment. The number of shares of Common Stock issuable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as provided in this Paragraph.

   a. Stock Dividends, etc.

      i. Stock Dividends. In case OTE shall pay or make a dividend or other distribution on any class of capital stock of OTE payable in Common Stock, the number of shares of Common Stock issuable upon exercise of this Warrant shall be increased by multiplying such number of shares by a fraction of which the denominator shall be the number of shares of Common Stock outstanding at the close of business on the day immediately preceding the date of such distribution and the numerator shall be the sum of such number of shares and the total number of shares of Common Stock constituting such dividend or other distribution, such increase to become effective immediately after the opening of business on the day following such distribution.

      ii. Subdivisions. In case outstanding shares of Common Stock shall be subdivided into a greater number of shares of Common Stock, the number of shares of Common Stock issuable upon exercise of this Warrant at the opening of business on the day following the day upon which such subdivision becomes effective shall be proportionately increased, and, conversely, in case outstanding shares of Common Stock shall each be combined into a smaller number of shares of Common Stock, the number of shares of Common Stock issuable upon exercise of this Warrant at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately decreased, such increase or decrease, as the case may be, to become effective immediately after the opening of business on the day following the date upon which such subdivision or combination becomes effective.

      iii. Reclassifications. The reclassification of Common Stock into securities (other than Common Stock) and/or cash and/or other consideration shall be deemed to involve a subdivision or combination, as the case may be, of the number of shares of Common Stock outstanding immediately prior to such reclassification into the number or amount of securities and/or cash and/or other consideration outstanding immediately thereafter and the effective date of such reclassification shall be deemed to be "the day upon which such subdivision becomes effective," or "the day upon which such combination becomes effective," as the case may be, within the meaning of clause (2) above.

      iv. Optional Adjustments. OTE may make such increases in the number of shares of Common Stock issuable upon exercise of this Warrant, in addition to those required by this Subparagraph (A), as shall be determined by its Board of Directors to be advisable in order to avoid taxation so far as practicable of any dividend of stock or stock rights or any event treated as such for tax purposes to the recipients.

      v. Adjustment to Exercise Price. Whenever the number of shares of Common Stock issuable upon exercise of this Warrant is adjusted as provided in this

Subparagraph (A), the Exercise Price shall be adjusted by a fraction in which the numerator is equal to the number of shares of Common Stock issuable prior to the adjustment and the denominator is equal to the number of shares of Common Stock issuable after the adjustment, rounded to the nearest cent.

b. Definition. For purposes of this Paragraph 5, the term "Common Stock" shall include (1) any shares of OTE of any class or series which has no preference or priority in the payment of dividends or in the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of OTE and which is not subject to redemption by OTE and (2) any rights or options to subscribe for or to purchase shares of Common Stock or any stock or securities convertible into or exchangeable for shares of Common Stock (such convertible or exchangeable stock or securities being hereinafter called "Convertible Securities"), whether or not such rights or options or the right to convert or exchange any such Convertible Securities are immediately exercisable. For purposes of any adjustments made under this Paragraph 5 as a result of the distribution, sale or other issuance of rights or options or Convertible Securities, the number of shares of Common Stock outstanding after or as a result of the occurrence of events described in Paragraph 5 shall be calculated by assuming that all such rights, options or Convertible Securities have been exercised for the maximum number of shares issuable thereunder.

6. Notice. Whenever the number of shares of Common Stock for which this Warrant is exercisable is adjusted as provided in Paragraph 5, OTE shall promptly compute such adjustment and mail to the Holder a certificate, signed by the principal financial officer of OTE setting forth the number of shares of Common Stock for which this Warrant is exercisable as a result of such adjustment having become effective.

7. Rights of the Holder.

a. Without limiting the foregoing or any remedies available to the Holder, it is specifically acknowledged that the Holder would not have an adequate remedy at law for any breach of the provisions of this Warrant and shall be entitled to specific performance of OTE's obligations under, and injunctive relief against any actual or threatened violation of the obligations of any person subject to, this Warrant.

b. The Holder shall not, by virtue of its status as Holder, be entitled to any rights of a stockholder in OTE.

8. Termination. This Warrant and the rights conferred hereby shall terminate on September 30, 2023.

9. Governing Law. This Warrant shall be deemed to have been delivered in, and shall be governed by and interpreted in accordance with the substantive laws of, the Commonwealth of Pennsylvania.

Dated: August _____, 2013

Ocean Thermal Energy Corporation

By: ______________________________
Name: Jeremy Feakins
Title: Chairman & CEO

This note represents 6 Bonds at $1,200 each

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

OCEAN THERMAL ENERGY CORPORATION

SECURED CONVERTIBLE PROMISSORY NOTE (BOND)

U.S.$1,200.00 August 18, 2014

FOR VALUE RECEIVED, **OCEAN THERMAL ENERGY CORPORATION,** a Delaware corporation (the "***Company***"), promises to pay to ______________________________ ("***Investor***"), or his/her/its permitted assigns, in lawful money of the United States of America the principal sum of One Thousand Two Hundred Dollars (US$1,200), or such lesser amount as shall equal the outstanding principal amount hereof, together with interest from the date of this Secured Convertible Promissory Note (this "***Note***") on the unpaid principal balance at a rate equal to 9.86% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) December 31, 2019 (the "***Maturity Date***"), (ii) immediately upon or after the occurrence of an Event of Default (as defined below), or (iii) pursuant to a Change of Control. The obligations of the Company are secured pursuant to that certain Security Agreement, the form of which is attached hereto and incorporated herein by this reference as Exhibit B (the "***Security Agreement***").

The following is a statement of the rights of Investor and the conditions to which this Note is subject, and to which Investor, by the acceptance of this Note, agrees:

1. ***Definitions***. As used in this Note, the following capitalized terms have the following meanings:

a. "***Affiliate***" means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that "control" of a Person means the power directly or indirectly either to vote 10% or more of the stock having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

b. "***Baha Mar Project***" means the construction, operation and ownership by the Company of a seawater air conditioning (SWAC) system located on New Providence Island, Nassau, The Bahamas.

c. "***Bloomberg***" means Bloomberg, L.P.

d. "***Business Day***" means any day other than a Saturday, Sunday or any other day on which nationally chartered banks are authorized to be closed in the State of New York.

e. "***Change of Control***" shall mean (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), as a result of shares in the Company held by such holders prior to such transaction, at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such transaction or series of transactions; (ii) a sale, lease or other conveyance of all or substantially all of the assets of the Company; or (iii) the commencement of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

f. "***Closing Sale Price***" means the last closing trade price for the Company's Common Stock on an Eligible Market, as reported by Bloomberg, or, if the Eligible Market begins to operate on an extended hours basis and does not designate the closing trade price, then the last trade price of the Company's Common Stock prior to 4:00 p.m., New York time, as reported by Bloomberg, or, if the Eligible Market is not the principal securities exchange or trading market for for such security, the last trade price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.

g. The "***Company***" includes the Company initially executing this Note and any Person which shall succeed to or assume the obligations of the Company under this Note.

h. "***Conversion Shares***" shall mean one thousand (1,000) shares of the Common Stock of the Company.

i. "***Eligible Market***" means The New York Stock Exchange, NYSE Amex, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or the OTC Bulletin Board.

j. "***Event of Default***" has the meaning given in Section 5 hereof.

k. "***Investor***" shall mean the Person specified in the introductory paragraph of this Note or any Person who shall at the time be the registered holder of this Note.

l. "***Obligations***" shall mean and include all loans, advances, debts, liabilities and obligations, howsoever arising, owed by the Company to the Investor of every kind and description (whether or not evidenced by any note or instrument and whether or not for the payment of money), now existing or hereafter arising under or pursuant to the terms of this Note, including, all interest, fees, charges, expenses, attorneys' fees and costs and accountants' fees and costs chargeable to and payable by the Company hereunder and thereunder, in each case, whether direct or indirect, absolute or contingent, due or to become due, and whether or not arising after a Change of Control or the commencement of a proceeding under Title 11 of the United States Code (11 U. S. C. Section 101 et seq.), as amended from time to time (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding.

m. "***Person***" shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

n. "***Registration Statement***" means a registration statement of the Company under the 1933 Act covering securities of the Company (including Common Stock) on Form S-3, if the Company is then eligible to file using such form, and if not eligible, on Form S-1 or other appropriate form.

o. "***SEC***" means the Securities and Exchange Commission.

p. "***Trading Day***" means any day on which the Common Stock is traded on the Eligible Market, or, if the Eligible Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded; *provided that*, "Trading Day" shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Investor.

q. The "***1934 Act***" shall mean the Securities and Exchange Act of 1934, as amended.

r. The "***1933 Act***" shall mean the Securities Act of 1933, as amended.

2. ***Payments and Prepayment***. Quarterly payments of interest-only shall be made in arrears, with the first quarterly installment due on April 15, 2015 (the "***Initial Installment Date***"). Quarterly payments of interest-only thereafter shall be made on the fifteenth (15th) day of the first month after the end of each calendar quarter (or the next Business Day thereafter) until the Maturity Date. If this Note is not earlier converted as provided herein, all unpaid principal, together with any then unpaid and accrued interest hereon, shall be due and payable on the Maturity Date. The Company will make all cash payments due under this Note in immediately available funds by 5:00 p.m. New York local time on the date such payment is due.

3. ***Prepayment***. This Note may be prepaid at any time without the prior written consent of the Investor.

4. ***Investor Representations***.

a. *Securities Law Compliance*. The Investor has been advised that this Note and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is aware that the Company is under no obligation pursuant to this Note to effect any such registration with respect to this Note or the underlying securities or to file for, or comply with, any exemption from registration. The Investor has not been formed solely for the purpose of making this investment and is purchasing this Note for his/her/its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment and is able to bear the economic risk of such investment for an indefinite period of time.

b. *Accredited Investor.* The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and the Investor acknowledges that in order to participate in the offering of the Company's Secured Convertible Promissory Notes, the Investor must provide to the Company, and its counsel, satisfactory information to verify the Investor's status as an accredited investor, as required by Rule 506(c) of Regulation D under the Securities Act.

c. *Access to Information.* The Investor acknowledges that the Company has given the Investor access to the corporate records and accounts of the Company and to all information in its possession relating to the Company, has made its officers and representatives available for interview by the Investor, and has furnished such Investor with all documents and other information required for the Investor to make an informed decision with respect to the purchase of this Note.

d. *Transfer Restrictions.* The Investor acknowledges that (i) the Common Stock issuable upon conversion of this Note has not been and will not be registered under the provisions of the 1933 Act, and may not be transferred unless (A) subsequently registered thereunder, or (B) the Investor shall have delivered to the Company an opinion of counsel, reasonably satisfactory in form, scope and substance to the Company, to the effect that the Common Stock to be sold or transferred may be sold or transferred pursuant to an exemption from registration under the 1933 Act; (ii) any sale of the Common Stock made in reliance on Rule 144 may be made only in accordance with the terms of such Rule and further, if such Rule is not applicable, any resale of such Common Stock under circumstances in which the seller, or the Person through whom the sale is made, may be deemed to be an underwriter, as that term is used in the 1933 Act, may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) except as otherwise provided herein, neither the Company nor any other Person is under any obligation to register the Securities under the 1933 Act or to comply with the terms and conditions of any exemption thereunder.

e. *Restrictive Legend.* The Investor acknowledges and agrees that, until such time as the Common Stock has been registered under the 1933 Act, and may be sold in accordance with an effective Registration Statement, or until such Common Stock can otherwise be sold without restriction, whichever is earlier, the certificates and other instruments representing any of the Common Stock shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of any such Common Stock):

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES OR AN OPINION OF COUNSEL IN FORM, SUBSTANCE AND SCOPE CUSTOMARY FOR OPINIONS OF COUNSEL IN COMPARABLE TRANSACTIONS OR OTHER EVIDENCE ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED, OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.

5. ***The Company Representations and Warranties.***

a. *Use of Proceeds.* The Company shall use the net proceeds received hereunder for working capital and general corporate purposes only; *provided, however*, the Company will not use such proceeds to pay fees payable to any broker or finder relating to the offer and sale of this Note.

b. *Reporting Status*. If the Company becomes an issuer required to file reports under the 1934 Act, so long as the Investor beneficially owns the Common Stock and for at least twenty (20) Trading Days thereafter, the Company shall file all reports required to be filed with the SEC pursuant to Sections 13 or 15(d) of the 1934 Act, and shall take all reasonable action under its control to ensure that adequate current public information with respect to the Company, as required in accordance with Rule 144, is publicly available, and shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would permit such termination.

6. ***Events of Default***. The occurrence of any of the following shall constitute an "**Event of Default**" under this Note:

a. *Failure to Pay*. The Company shall fail to pay (i) when due any principal or interest payment on the due date hereunder or (ii) any other payment required under the terms of this Note on the date due, and such payment shall not have been made within five (5) days of the Company's receipt of Investor's written notice to the Company of such failure to pay; or

b. *Breaches of Covenants*. The Company shall fail to observe or perform any other covenant, obligation, condition or agreement contained in this Note (other than those specified in Section 5(a)) and (i) such failure shall continue for thirty (30) days after the Company receives notice thereof from the Investor, or (ii) if such failure is not curable within such 30-day period, but is reasonably capable of cure and the Company shall not have commenced a cure in a manner reasonably satisfactory to the Investor within the initial 30-day period or at any time thereafter ceases to use commercially practicable efforts to effect such cure; or

c. *Voluntary Bankruptcy or Insolvency Proceedings*. The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) be unable, or admit in writing its inability, to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its creditors, (iv) be dissolved or liquidated, (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vi) take any action for the purpose of effecting any of the foregoing; or

d. *Involuntary Bankruptcy or Insolvency Proceedings*. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company, or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within thirty (30) days of commencement; or

e. *Cessation of Operations*. Any cessation of operations by the Company, or the Company admits it is otherwise generally unable to pay its debts as such debts become due; *provided, however*, that any disclosure of the Company's ability to continue as a "going concern" shall not be an admission that the Company cannot pay its debts as they become due; or

7. ***Notice of Events of Default and Change of Control; Rights of Investor upon Default***. The Company shall furnish to the Investor, promptly upon the occurrence thereof, written notice of the occurrence of any Event of Default hereunder and, not less than ten (10) days prior to a

Change of Control, written notice of any proposed Change of Control. Immediately upon the occurrence or existence of any Event of Default and at any time thereafter during the continuance of such Event of Default, all outstanding Obligations payable by the Company hereunder shall be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. In addition to the foregoing remedy, upon the occurrence or existence of any Event of Default, the Investor may exercise any other right, power or remedy granted to it under this Note or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

8. ***Conversion***.

a. *Automatic Conversion*. At the time the Closing Sale Price for the Company's Common Stock is equal to or greater than $1.80 per share for a period of ten (10) consecutive days on an Eligible Market, then the outstanding principal amount of and all accrued and unpaid interest under this Note shall automatically convert into the Conversion Shares. On and after the date of conversion pursuant to this Section 8(a) or Section 8(b), the Person or Persons entitled to receive the Conversion Shares shall be treated for all purposes as the record holder of such Conversion Shares and a purchaser of such Conversion Shares.

b. *Optional Conversion*. If not previously converted pursuant to Section 8(a), at any time on or following the Maturity Date that the Company's Common Stock is listed on an Eligible Market, the outstanding principal amount of, and all accrued but unpaid interest under, this Note shall be convertible at the option of the holder into the Conversion Shares.

c. *Mechanics of Conversion*. Within three (3) Business Days after the occurrence of the conditions for automatic conversion as set forth in Section 8(a), the Company will notify the Investor that this Note has been converted in accordance with Section 8(a). Within three (3) Business Days thereof, or upon the Investor's decision to convert this Note in accordance with Section 8(b), the Investor shall deliver (whether via email, facsimile or otherwise), for receipt on or prior to 11:59 p.m., New York time, on such date (a "***Conversion Date***"), a copy of an executed notice of conversion substantially in the form attached hereto as Exhibit A (the "***Conversion Notice***") to the Company. The Investor shall promptly thereafter surrender this Note to a reputable overnight courier for delivery to the Company (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction).

9. ***Successors and Assigns***. Subject to the restrictions on transfer described in Sections 11 and 12 below, the rights and obligations of the Company and the Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

10. ***Waiver and Amendment***. Any provision of this Note may only be waived, amended or modified upon the written consent of the Company and the Investor.

11. ***Registration and Replacement of this Note; Transfer of Note and Securities Issuable on Conversion Hereof***.

a. *Registration and Replacement*. The Company will keep, at its principal executive office, books for the registration and registration of transfer of this Note. Prior to presentation of this Note for registration of transfer, the Company shall treat the Person in whose name such Note is registered as the owner and holder of such Note for all purposes whatsoever, whether or not such Note shall be overdue, and the Company shall not be affected by notice to the contrary. Subject to any restrictions on or conditions to transfer set forth elsewhere in this

Note, including Section 11(b) below, and any other agreement to which the holder is a party, the holder of this Note, at its option, may in person or by duly authorized attorney surrender the same for exchange at the Company's chief executive office, and promptly thereafter and at the Company's expense, except as provided below, receive in exchange therefor one or more new Notes in the name of such holder, each in the principal (or for the number of shares, as applicable) requested by such holder, dated the date to which interest shall have been paid on the Note so surrendered or, if no interest shall have yet been so paid, dated the date of the Note so surrendered and registered in the name of such Person or Persons as shall have been designated in writing by such holder or its attorney for the same principal amount as the then unpaid principal amount of the Note so surrendered (or for the number of shares, as applicable). Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of this Note and (a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it; or (b) in the case of mutilation, upon surrender thereof, the Company, at its expense, will execute and deliver in lieu thereof a new Note executed in the same manner as the Note being replaced, in the same principal amount as the unpaid principal amount of such Note and dated the date to which interest shall have been paid on such Note or, if no interest shall have yet been so paid on such Note, dated the date of such Note.

b. *Transfer of Note and Underlying Securities.* With respect to any offer, sale or other disposition of this Note or securities into which such Note may be converted, the Investor will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of the Investor's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, the Company, as promptly as practicable, shall notify the Investor that the Investor may sell or otherwise dispose of this Note or such securities, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Section 11(b) that the opinion of counsel for the Investor, or other evidence, is not reasonably satisfactory to the Company, the Company shall so notify the Investor promptly after such determination has been made. Each Note thus transferred and each certificate representing the securities thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the 1933 Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the 1933 Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company as provided in Section 11(a). Notwithstanding the above, this Section 11 shall not prohibit, and no opinion of counsel shall be required with respect to, the disposition by the Investor to an Affiliate if, prior to such transfer, the transferee agrees in writing to be subject to the terms hereof to the same extent as if he were the original Investor hereunder.

12. ***Assignment by the Company***. Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of the Investor, such consent not to be unreasonably withheld, delayed or conditioned.

13. ***Notices***. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and faxed, mailed or delivered to each party at the respective addresses of the parties as set forth on the signature page hereto, or at such other address or facsimile number as the Company shall have furnished

to the Investor in writing. All such notices and communications will be deemed effectively given the earlier of (i) when received, (ii) when delivered personally, (iii) one business day after being delivered by facsimile (with receipt of appropriate confirmation), (iv) one business day after being deposited with an overnight courier service of recognized standing or (v) four days after being deposited in the U.S. mail, first class with postage prepaid.

14. ***Payment***. Payment shall be made in lawful tender of the United States, and all references to dollar amounts shall refer to United States Dollars.

15. ***Usury***. In the event any interest is paid on this Note which is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

16. ***Expenses; Waivers***. If any action is instituted with a court to collect this Note, the Company promises to pay all costs and expenses, including, without limitation, reasonable attorneys' fees and costs, incurred in connection with such action. The Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument. Each Party shall bear its own fees and costs incurred in connection with the consummation of the transactions contemplated by this Note.

17. ***Governing Law***. This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware or of any other state.

18. ***Failure or Indulgence Not Waiver***. No failure or delay on the part of the Investor in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

19. ***Severability***. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict herewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note.

20. ***Grant of Security Interest***. As security for the Obligations, the Company shall execute and delivery to the Investor that certain Security Agreement in the form attached hereto, and incorporated herein by this reference, as Exhibit C.

21. ***Senior Security***. The Company hereby represents and warrants that except with respect to the senior and junior Baja Mar project lenders in the aggregate principal amount of $106,375,000 as of the date hereof, as may be increased or extended from time to time (the "**Senior Indebtedness**"), there is no currently outstanding indebtedness of the Company that provides that it is, or will be, senior to this Note. The Company agrees not to incur, during the period this Note remains outstanding, any indebtedness for borrowed money, except any extension, refinancing or additional indebtedness under the Senior Indebtedness or additional Notes on the same terms herein in the aggregate principal amount of US$15,000,000, that is

senior or pari passu to this Note (other than trade payables) without the prior written consent of Investor, which shall not be unreasonably withheld or delayed.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

THE COMPANY has caused this Note to be issued as of the date first written above.

OCEAN THERMAL ENERGY CORPORATION

By: ______________________________
Name: Jeremy P. Feakins
Title: Chief Executive Officer

Address: 800 South Queen Street
Lancaster, PA 17603

INVESTOR:

(if an entity): ______________________________

By: ______________________________

Name (print): ______________________________

Title (if an entity): ______________________________

EXHIBIT A

CONVERSION NOTICE

NAME OF INVESTOR: ______________________________

ADDRESS: ______________________________

____

Ocean Thermal Energy Corporation
Attn: Chief Executive Officer
800 South Queen Street
Lancaster, PA 17603

Date: ________________

CONVERSION NOTICE

The above-captioned Investor hereby gives notice to Ocean Thermal Energy Corporation, a Delaware corporation (the "***Company***"), pursuant to that certain Secured Convertible Promissory Note held by the Investor (the "***Note***"), that the Investor elects to convert the balance set forth below into fully-paid and non-assessable shares of Common Stock of the Company as of the date of conversion specified below. Capitalized terms used in this notice without definition shall have the meanings given to them in the Note.

A. Date of conversion: ____________
B. Conversion Amount: ____________
C. Conversion Shares: ____________

Sincerely,

INVESTOR:

(if an entity): ______________________________

By: ______________________________

Name (print): ______________________________

Title (if an entity): ______________________________

SECURITY AGREEMENT

THIS SECURITY AGREEMENT (this "Agreement") is made this 18 day of August 2014, by Ocean Thermal Energy Corporation, a Delaware corporation, with its registered offices at 800 South Queen Street, Lancaster, PA 17603 (hereinafter referred to as the "**Debtor**"),

TO AND IN FAVOR OF:

____

having an office at:

____

(hereinafter referred to as the "**Lender**"),

WITNESSETH:

WHEREAS, on or about even date herewith, Debtor has borrowed the sum of [•] ($[•]) from the Lender (the "**Loan**"), such Loan to be evidenced by, among other things, that or those certain Secured Convertible Promissory Notes dated on or about even date herewith given by the Debtor in favor of Lender (the "**Note**"), and certain other documents and instruments given in connection with said Loan; and

WHEREAS, to secure the payment of all sums due or which may become due under or in connection with the Note (all of such obligations secured hereby, hereinafter called the "**Obligation(s)**"), Lender has required that Debtor grant Lender a security interest in the Debtor's right to proceeds from the Baha Mar Project (as defined below), and the Debtor has agreed to execute this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, and in consideration of the Loan, the Obligations, and any extensions of credit made or to be made by the Lender to the Debtor, and intending to be legally bound hereby, the Debtor hereby agrees to and with Lender as follows:

1. Definitions. As used in this Agreement, the following words and terms shall have the following meanings respectively, unless the context hereof clearly requires otherwise:

a. "**Accounts**" shall include without limitation all rights of the Debtor, whenever acquired, to payment, whether or not earned by performance, and other obligations or indebtedness owed to the Debtor, in either case relating to or arising from the Debtor's interest in the Baha Mar Project; and all rights of the Debtor to receive any payments in money or kind relating to or arising from the Baha Mar Project.

b. "**Agreement**" shall mean this Security Agreement as the same may be supplemented or amended from time to time.

c. "**Baha Mar Project**" shall mean the project whereby the Debtor, through its subsidiary company OTE BM Ltd., will build, own and operate a Seawater Air Conditioning system for the Baha Mar Resort in The Bahamas.

d. "**Debtor's Address**" shall mean the address set forth in the first part of this Agreement.

e. "**Code**" shall mean the applicable law now or hereafter in force in The Bahamas.

f. "**Collateral**" shall mean collectively all Accounts and all Proceeds therefrom.

g. "**Costs and Expenses**" shall mean any and all sums, fees, costs, expenses and charges which the Lender may pay or incur (i) pursuant to any provision of this Agreement, or (ii) in connection with the preparation, execution, effectuation and administration of this Agreement or any other agreement or instrument executed in connection herewith, or (iii) in defending, protecting, preserving or enforcing its security interest or the Collateral or any other agreement or instrument executed in connection herewith, or (iv) otherwise in connection the provisions of this Agreement. "Costs and Expenses" shall include, but is not limited to, all search, filing and recording fees; taxes; attorneys' fees and legal expenses; all fees and expenses for the service and filing of papers; premiums on insurance, bonds, and undertakings; fees of marshals, sheriffs, custodians, and others; and all court costs and collection charges.

h. "**Event of Default**" shall mean any of the Events of Default described in Section 4 of this Agreement.

i. "**Proceeds**" shall have the meaning given to that term in the Code and shall include without limitation whatever is received when Collateral or Proceeds is sold, exchanged, collected or otherwise disposed of, whether cash or non-cash, and includes without limitation proceeds of insurance payable by reason of loss of, or damage to, Collateral.

j. "**Senior Baha Mar Project Lender**" shall mean any debt financier providing capital for that certain Seawater Air Conditioning project for the Baha Mar resort complex in The Bahamas.

To the extent not defined in this Section 1, unless the context requires otherwise, all other terms contained in this Agreement shall have the meanings attributed to them by the Code, to the extent the same are used or defined therein.

2. Grant of Security Interest. As security for payment to Lender of all the Obligations, and as security for performance of the agreements, conditions, covenants, provisions and stipulations contained herein, and in any renewal, extension, or modification hereof and in all other agreements and instruments made and given by the Debtor to Lender in connection with any of the Obligations, the Debtor agrees that the Lender shall have, and the Debtor grants to and creates in favor of the Lender, a security interest under the Code in and to such of the Collateral as is now or in the future owned or acquired by the Debtor. Upon the Debtor's full satisfaction of the Obligations under the Note, this security interest shall terminate.

3. Representations, Warranties and Covenants. The Debtor represents and warrants to and covenants with the Lender, and such representations, warranties and covenants shall be continuing so long as any of the Obligations remain outstanding, as follows:

a. Except with respect to its subsidiary companies, the Debtor utilizes no trade names in the conduct of its business, except the names set forth above in the first part of this Agreement.

b. The security interest in the Collateral granted to the Lender in this Agreement is and shall be a perfected first priority security interest in the Collateral and prior and superior to the rights of all third parties in the Collateral existing on the date of this Agreement or arising after the date of this Agreement, except for those interests which Debtor grants to other lenders under the same Note issuance as this Loan and except for those interests which Debtor grants to the Senior Baha Mar Project Lender (the "**Permitted Security Interests**").

c. Except with respect to the Permitted Security Interests, the Debtor is the owner of the Collateral free and clear of all security interests, mortgages, liens or encumbrances, except for liens that arise by operation of law with respect to obligations of the Debtor that are not yet due and payable; and the Debtor will defend the Collateral against all claims and demands of all persons at any time claiming an interest therein.

d. Except with respect to the Permitted Security Interests, the Debtor shall not mortgage, pledge, grant or permit to exist any new security interest in, or lien or encumbrance upon, any of the Collateral except for the security interests to which the Lender may give its prior consent.

e. The Debtor shall permit the Lender, through its authorized employees, agents and representatives, to inspect and examine the annual financial statements of the Debtor upon reasonable notice.

f. The Debtor authorizes the Lender to file financing statements describing the Collateral in such public offices as the Lender may require, without the Debtor's signature. If the law of the jurisdiction in which such instruments are filed requires the Debtor's signature, Debtor agrees to sign such financing statements, continuation statements, or other security agreements the Lender may require. In addition, the Debtor shall, at any time and from time to time upon request of the Lender, execute and deliver to the Lender, in form and substance satisfactory to the Lender, such documents as the Lender shall deem necessary or desirable to perfect or maintain perfected the security interest of the Lender in the Collateral or which may be necessary to comply with the law of the State of Delaware or in which the Debtor may then be conducting business, or in which the Debtor's principal residence or chief executive office is located, or in which any of the Collateral may be located.

g. The Debtor shall pay any and all Costs and Expenses within thirty (30) days after written notice from the Lender and submit to the Lender proof satisfactory to the Lender that such payment(s) have been made, or reimburse the Lender therefor.

h. The Debtor, without first obtaining the prior written consent and approval of the Lender, will not sell, assign, lease or otherwise dispose of (whether in one transaction or in a series of transactions), any of its assets (whether now owned or hereafter acquired) except in the ordinary course of business.

i. If and to the extent that Accounts are a part of the Collateral:

i. The Debtor has no other places of business except at the Debtor's Address. All records pertaining to the Accounts (including, but not limited to, computer records) are kept at Debtor's Address; and the Debtor will notify the Lender at least thirty (30) days prior to any change in the address where records pertaining to Accounts are kept.

ii. All books, records and documents relating to any of the Accounts (including, but not limited to, computer records) are and will be genuine and in all respects what they purport to be; and the amount of each Accounts shown on the books and records of the Debtor and will be the correct amount actually owing for, or to be owing at maturity of, each of the Accounts.

iii. Any proceeds of Accounts collected by the Debtor after an Event of Default shall not be co-mingled with other funds of the Debtor and shall at the Lender's request be immediately delivered to the Lender in the form received except for necessary endorsements to permit collection. The Lender in its sole discretion may allow the Debtor to use such proceeds to such extent and for such periods, if any, as the Lender elects.

j. The Debtor will not change its fiscal years or accounting and/or depreciation methods.

k. The Debtor will not change its state of incorporation, formation or, organization.

l. Debtor will not change its state organizational identification number or taxpayer identification number,

4. Events of Default. As used in this Agreement, the term "**Event of Default**" shall mean any one or more of the following at the option of Lender:

a. The occurrence of one or more of the events defined in the Note or in any other document evidencing or securing any of the Obligations as an Event of Default;

b. The failure of the Debtor to comply fully with all of the terms, conditions, representations, or covenants of this Agreement, including the covenants set forth in Paragraph 3 hereof, and such default shall have continued for a period of thirty (30) days after notice specifying such default and demanding that the same be cured shall have been given to Debtor, or if the default cannot reasonably be remedied within such period, if Debtor fails to commence to remedy the same within thirty (30) days and diligently thereafter to carry the same to completion; or

c. The creation of any new security interest, mortgage, lien or encumbrance in favor of any person other than the Lender and the Permitted Security Interests against the Collateral, without the prior consent of the Lender; or

d. The sale or other disposition of all or substantially all of the property or assets of the Debtor, any subsidiary of the Debtor or any accommodation party of the Debtor, other than in the ordinary course of business.

5. Rights and Remedies. The Lender shall have, by way of example and not of limitation, the rights and remedies set forth in this Section 5 after the occurrence of any Event of Default:

a. The Lender and any officer or agent of the Lender is hereby constituted and appointed as true and lawful attorney-in-fact of the Debtor with power:

i. If and to the extent that Accounts are part of the Collateral, to notify or require the Debtor to notify any and all account debtors or parties against which the Debtor has a claim that such Accounts have been assigned to the Lender and/or that the Lender has a security interest therein and that all payments should be made to the Lender;

ii. To endorse the name of the Debtor upon any instruments or payments (including but not limited to, payments made under any policy of insurance) that may come into the possession of the Lender in full or partial payment of any amount owing to the Lender;

iii. If and to the extent that Accounts are part of the Collateral, to send requests for verification to account debtors or other obligors, and

iv. The Debtor grants to the Lender, as the attorney-in-fact of the Debtor, full power of substitution and full power to do any and all things necessary to be done as fully and effectually as the Debtor might or could do but for this appointment and hereby ratifying all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Neither the Lender nor its officers and agents shall be liable for any acts or omissions or any error of judgment or mistake of fact or law in its capacity as such attorney-in-fact. This power of attorney is coupled with an interest and shall be irrevocable so long as any of the sums becoming due under this Agreement, or any of the Obligations, and/or performance under all the other provisions contained herein and therein, shall remain outstanding.

b. Any notice required to be given by the Lender of a sale or other disposition by the Lender of any of the Collateral, made in accordance with this Agreement, which is mailed or delivered at least fifteen (15) days prior to such proposed action, shall constitute fair and reasonable notice to the Debtor of any such action.

c. The Lender may exercise an immediate right of setoff against any accounts or deposits the Debtor may have with Lender. This subsection shall not be construed as a limitation on any rights the Lender may have against Debtor, any other parties or any other accounts or deposits.

d. The Lender shall have, in addition to any other rights and remedies contained in this Agreement and any other agreements, instruments, and documents heretofore, now, or hereafter executed by the Debtor and delivered to the Lender all of the rights and remedies of a secured party under the Code, all of which rights and remedies shall be cumulative and nonexclusive, to the extent permitted by law.

6. General Provisions.

a. No delay or failure of the Lender in exercising any right, power, or privilege under this Agreement shall affect such right, power or privilege; nor shall any single or partial exercise thereof or any abandonment or discontinuance of steps to enforce such a right, power of privilege preclude any further exercise thereof or of any other right, power or privilege. The rights and remedies of the Lender are cumulative. Any waiver, permit, consent or approval of any kind or character on the part of the Lender of any breach or default under this Agreement or any such waiver of any provisions or condition of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

b. The Debtor hereby confirms the Lender's right of Lender's lien and setoff, and nothing in this Agreement shall be deemed a waiver or prohibition of the Lender's right thereto.

c. All notices, statements, requests and demands given to or made upon the Debtor or the Lender in accordance with the provisions of this Agreement shall be given as follows.

If to Debtor: Ocean Thermal Energy Corporation
ATTN: Jeremy P. Feakins, President
800 South Queen Street
Lancaster, Pennsylvania 17603-5818

With a copy to: Gerald Koenig, General Counsel
Ocean Thermal Energy Corporation
1629 K Street NW, Suite 300
Washington DC, 20006

If to Lender at: ______________________
____
____

All notices hereunder shall be in writing and shall be deemed to have been duly given for all purposes when (i) delivered in person, or (ii) when deposited in the mail as registered or certified, return receipt requested, postage prepaid, or (iii) when sent for delivery by any overnight delivery service which requires the signature of the party who accepts delivery. All notices shall be directed to the party to receive the same at its address stated above or at such other address as may be substituted by notice given as herein provided.

d. The provisions of this Agreement may from time to time be amended in writing signed by the Debtor and the Lender.

e. This Agreement shall be governed by and construed and enforced under the laws of the State of Delaware.

f. If any provision of this Agreement shall for any reason be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of this Agreement or any other agreement between the Debtor and the Lender; but this Agreement shall be construed as if such invalid or unenforceable provision had never been contained herein.

g. All paragraph headings in this Agreement are included for convenience only and are not to be construed as a part hereof or in any way as limiting or amplifying the terms hereof.

h. This Agreement may be executed in as many counterparts as may be deemed necessary and convenient, and each of which when so executed shall be deemed an original, but all such counterparts shall constitute but one and the same writing.

i. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of the Lender and the Debtor; provided, however, that the Debtor may not assign any of their rights or delegate any of its obligations hereunder without the prior written consent of the Lender.

j. Each reference in this Agreement to the Lender shall be deemed to include its successors and assigns. Any pronouns used in this Agreement shall be construed in the masculine, feminine, neuter, singular, or plural as the context may require. The agreements and obligations on any part of the Debtor herein contained shall remain in force and applicable notwithstanding any changes in the individuals comprising the limited liability company or corporation and the terms "Debtor" shall include any altered or successive limited liability companies or corporations; provided, however, that the predecessor limited liability companies or corporations shall not thereby be released from any of their obligations and liabilities hereunder.

IN WITNESS WHEREOF, the Debtor has caused this Agreement to be executed as of the date first above written.

DEBTOR:

Ocean Thermal Energy Corporation

By: ______________________________
Name: Jeremy P. Feakins
Title: President

RIGHTS CERTIFICATE #:

NUMBER OF RIGHTS:

NUMBER OF SHARES PURCHASABLE UNDER BASIC SUBSCRIPTION RIGHT:

THE TERMS AND CONDITIONS OF THE RIGHTS OFFERING ARE SET FORTH IN THE COMPANY'S OFFERING CIRCULAR DATED OCTOBER __, 2014 (THE "OFFERING CIRCULAR") AND ARE INCORPORATED HEREIN BY REFERENCE. COPIES OF THE OFFERING CIRCULAR ARE AVAILABLE UPON REQUEST FROM CONTINENTAL STOCK TRANSFER & TRUST COMPANY, THE SUBSCRIPTION AGENT.

OCEAN THERMAL ENERGY CORPORATION

(Incorporated under the laws of the State of Delaware)

SUBSCRIPTION RIGHTS CERTIFICATE

Evidencing Subscription Rights to Purchase Shares of Common Stock of Ocean Thermal Energy Corporation

Subscription Price: $[___] per Share (as defined below)

THE SUBSCRIPTION RIGHTS WILL EXPIRE IF NOT EXERCISED ON OR BEFORE 5:00 P.M., EASTERN TIME, ON NOVEMBER __, 2014, UNLESS EXTENDED BY THE COMPANY.

This certifies that the registered owner whose name is inscribed hereon is the owner of the number of subscription rights ("Rights") set forth on the face of this certificate. Each whole Right entitles the holder thereof to subscribe for and purchase [______] of a share of common stock ("Share"), par value of $0.0001 per Share, of Ocean Thermal Energy Corporation, a Delaware corporation (the "Company"), at a subscription price of $[__] per Share (the "Subscription Privilege"), pursuant to a rights offering (the "Rights Offering"), on the terms and subject to the conditions set forth in the Offering Circular and the "Instructions for Use of Ocean Thermal Energy Corporation Subscription Rights Certificates" accompanying this Subscription Rights Certificate (the "Instructions"). The holders of Rights also have an over-subscription right, as more fully set forth in the Instructions and the Offering Circular. The Rights expire at 5:00 p.m. on November __, 2014, unless extended. If the Company extends the time for exercising the Rights, it will not extend by more than an additional 30 trading days past the expiration date set forth in the Offering Circular. The Rights represented by this Subscription Rights Certificate may be exercised by completing the "Form of Election to Purchase" on the reverse side hereof and by returning the full payment of the subscription price for each Share in accordance with the "Instructions for Use of Ocean Thermal Energy Corporation Subscription Rights Certificates" that accompanies this Subscription Rights Certificate.

This Subscription Rights Certificate is not valid unless countersigned by the transfer agent and registered by the registrar.

WITNESS the facsimile signatures of a duly authorized officer of Ocean Thermal Energy Corporation.

OCEAN THERMAL ENERGY CORPORATION COUNTERSIGNED AND REGISTERED

By:______________________

Jeremy P. Feakins
Chief Executive Officer and
Acting Chief Financial Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:______________________

FORM OF ELECTION TO PURCHASE

PLEASE PRINT ALL INFORMATION CLEARLY AND LEGIBLY

The registered holder of this Rights Certificate is entitled to exercise the number of Rights shown in the upper right hand corner of the Subscription Rights Certificate and may subscribe for additional Shares upon the terms and conditions specified in the Offering Circular. The undersigned hereby notifies the Subscription Agent of its irrevocable election to subscribe for Shares in the below amounts. To subscribe for Shares pursuant to your Subscription Privilege, please complete lines (a) and (b) and sign below.

(a) **EXERCISE OF SUBSCRIPTION PRIVILEGE**

BASIC SUBSCRIPTION RIGHTS:

NUMBER OF SHARES

Basic Subscription Amount ________________x ____________ x = $ ____________

OVERSUBSCRIPTION RIGHTS: If you have fully subscribed for your Basic Subscription Right and wish to purchase additional shares pursuant to the Oversubscription Right (subject to a maximum of 500% of the number of shares purchasable by you pursuant to the Basic Subscription Right and cutback described in the Offering Circular) please complete the section below titled "Oversubscription Amount":

NUMBER OF SHARES

Oversubscription Amount: ________________x ____________ x = $ ____________

(b) **Total Amount of Payment Enclosed (both Basic Subscription Rights and Oversubscription Rights) $** ______________________________

(c) **METHOD OF PAYMENT (CHECK ONE):**

☐ Check or bank draft payable to "Continental Stock Transfer & Trust Company (acting as subscription agent for Ocean Thermal Energy Corporation)," drawn on a U.S. bank.

☐ U.S. Postal money order payable to "Continental Stock Transfer & Trust Company (acting as subscription agent for Ocean Thermal Energy Corporation)".

☐ Wire transfer of immediately available funds directly to the account maintained by Continental Stock Transfer & Trust Company as agent for Ocean Thermal Energy Corporation for purposes of accepting subscriptions in the Rights Offering, at [BANK] FBO Ocean Thermal Energy Corporation, with reference to the rights holder's name.

(d) **The undersigned acknowledges receipt of the Offering Circular, dated October , 2014, in connection with the Rights Offering and agrees to its terms.**

By: ______________________________ (Guaranteed if required; see instructions)

TRANSFER TO DESIGNATED TRANSFEREE

To transfer your subscription rights to another person, please complete the below and have your signature medallion stamp guaranteed:

For value received, the subscription rights represented by this Subscription Rights Certificate are assigned to:

Name:

Social Security #:

Signature:____

Signature guaranteed:______________________________

IMPORTANT: The signature(s) should be guaranteed by an eligible guarantor institution (bank, stock broker, savings & loan association or credit union) with membership in an approved signature guarantee medallion program pursuant to Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended.

PRELIMINARY SUBSCRIPTION AGREEMENT

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004

Ladies and Gentlemen:

I hereby subscribe to purchase the number of shares of common stock, par value $0.0001 (the "shares") of Ocean Thermal Energy Corporation, a Delaware corporation (the "Company") indicated below.

I have received a copy of the Company's Form 1-A Offering Circular dated October __, 2014 (the "Offering Circular"). I understand that my purchase of the shares involves significant risk, as described under "Risk Factors" in the Offering Circular. I also understand that no federal or state agency has made any finding or determination regarding the fairness of the Company's offering of the shares, the accuracy or adequacy of the Offering Circular, or any recommendation or endorsement concerning an investment in the shares.

I am not sending the purchase price for the shares I wish to buy at this time. After I receive the Offering Circular supplement, if I still wish to purchase shares, I will send Continental Stock Transfer & Trust Company (the "Subscription Agent") an acknowledgment of subscription and payment in the amount of $1.50 multiplied by the number of shares I wish to buy, in the form of money order or check or bank draft drawn on a bank or branch located in the U.S. and payable to Continental Stock Transfer and Trust as Agent for benefit of (FBO) OTEC Subscription. Payment also may be made by wire transfer to ________________, ABA No. _________, Account __________, Continental Stock Transfer and Trust as Agent for benefit of (FBO) OTEC Subscription.

WHEN THE SUBSCRIPTION AGENT RECEIVES MY ACKNOWLEDGMENT OF SUBSCRIPTION AND MY PAYMENT, THIS SUBSCRIPTION AGREEMENT WILL BECOME FINAL AND BINDING AND WILL BE IRREVOCABLE UNTIL THE OFFERING IS CLOSED.

NUMBER OF SHARES ___________

TOTAL SUBSCRIPTION PRICE
(AT $1.50 PER SHARE): ___________ *

PLEASE PRINT OR TYPE EXACT NAME(S) IN WHICH UNDERSIGNED DESIRES SHARES TO BE REGISTERED: ____

* DO NOT SEND THE PURCHASE PRICE FOR YOUR SHARES AT THIS TIME.

SUBSTITUTE W-9

Under the penalty of perjury, I certify that: (1) the Social Security number or Taxpayer Identification Number given below is correct; and (2) I am not subject to backup withholding.

INSTRUCTION: YOU MUST CROSS OUT (2) ABOVE IF YOU HAVE BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDERREPORTING INTEREST OR DIVIDENDS ON YOUR TAX RETURN.

_____________________________ _____________________________
DATE

_____________________________ _____________________________
SIGNATURE(S)*

ACKNOWLEDGEMENT OF SUBSCRIPTION

OCEAN THERMAL ENERGY CORPORATION
800 SOUTH QUEEN STREET
LANCASTER PA 17603

Dear Subscriber:

Please sign below to acknowledge receipt of the offering circular supplement with respect to Ocean Thermal Energy Corporation, a Delaware corporation (the "Company") and to convert your preliminary subscription to a final and binding subscription for shares of common stock, par value $0.0001 ("Common Stock"), of the Company. Please provide payment in the form of money order or check or bank draft drawn on a bank or branch located in the U.S. and payable to Continental Stock Transfer and Trust as Agent for benefit of (FBO) OTEC Subscription. Payment also may be made by wire transfer to ________________, ABA No. _________, Account _________, Continental Stock Transfer and Trust as Agent for benefit of (FBO) OTEC Subscription.

Your stock certificate(s) representing shares of Common Stock duly authorized and fully paid will be issued to you as soon as possible upon the Company's acceptance of your subscription, as described in the offering circular dated October __, 2014 and supplemented in the offering circular supplement dated ___, 2014. In the event that the offering is cancelled, your subscription funds will be returned to you.

Very Truly Yours,

Ocean Thermal Energy Corporation

By: ______________________________
Jeremy P. Feakins, Chief Executive Officer

____
Date

By signing below, I acknowledge the receipt of the offering circular dated October __, 2014, and offering circular supplement dated ____, 2014 of the Company and convert the preliminary subscription agreement to a final subscription agreement, which will be binding and irrevocable until the expiration date as defined in the offering circular dated October __, 2014 as supplemented by the offering circular supplement dated ____, 2014.

The undersigned encloses or is otherwise providing payment of $_______ for the purchase of ______ shares of Common Stock, at the purchase price of $1.50 per share.

____
Signature

____
Print Name

____
Date

Exhibit 4.3

Exhibit 6.1

ENERGY SERVICES AGREEMENT

by and between

OTE BM LTD.

and

BAHA MAR LTD.

Dated as of July 9, 2013

TABLE OF CONTENTS

TABLE OF EXHIBITS

TABLE OF SCHEDULES

ENERGY SERVICES AGREEMENT

This ENERGY SERVICES AGREEMENT ("Agreement") is made and entered into as of the 9th day of July, 2013 ("Execution Date"), by and between:

1. **OTE BM LTD.**, a Bahamian International Business Corporation ("OTE"), with its registered offices at West Bay Street, Lyford Cay, Nassau, The Bahamas; and

2. **BAHA MAR LTD.**, a Bahamian International Business Corporation ("Baha Mar"), with its registered offices at H&J Corporate Services Ltd, Ocean Centre, Montagu Foreshore, East Bay Street, P.O. Box SS-19084, Nassau, The Bahamas.

OTE and Baha Mar are referred to herein individually as, a "Party" and collectively as, the "Parties".

RECITALS

A. OTE intends to design, engineer, construct, finance, operate and maintain the OTE Conveyance System so as to produce and deliver the Chilled Water to the Baha Mar Conveyance System, subject to and in accordance with the terms of this Agreement;

B. OTE Conveyance System shall be engineered, designed and constructed to operate in conjunction with Baha Mar Central Energy Plant. OTE shall operate both the OTEC Conveyance System and the Baha Mar Central Plant. The Baha Mar Central Plant shall operate as the backup and peaking source of Chilled Water; The OTE Conveyance System shall operate as the primary source of Chilled Water.

C. During the Term, Baha Mar wishes to contract with OTE for the supply of Chilled Water for use at the Resort, and OTE wishes to supply such Chilled Water to Baha Mar, subject to and in accordance with the terms of this Agreement; and

[redacted]

E. The Parties intend for OTE to license the rights to operate the Baha Mar Central Plant to be used as a backup to the OTEC Conveyance System and a peak load producer of Chilled Water.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises contained herein, the Parties agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

1.01 Definitions. For the purposes of this Agreement, capitalized terms used herein shall have the respective meanings assigned thereto in this Section 1.01: "AAA" means the American Arbitration Association.

[redacted]

"Affiliate" means, in relation to any Person, any other Person: (i) which directly or indirectly controls, or is controlled by, or is under common control with, such Person; or (ii) which directly or indirectly beneficially owns or holds fifty percent (50%) or more of any class of voting stock or other equity interests of such Person; or (iii) which has fifty percent (50%) or more of any class of voting stock or other equity interests that is directly or indirectly beneficially owned or held by such Person; or (iv) who either holds a general partnership interest in such Person or such Person holds a general partnership interest in the other Person. For the purposes of this definition, the word "controls" shall mean possession, directly or indirectly of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or otherwise.

"Agreement" has the meaning set forth in the Preamble. The Agreement consists of: (i) Primary Terms; and (ii) the documents identified as Exhibits, Schedules or other attachments or appendices, as any of the foregoing may be amended, modified or supplemented from time to time pursuant hereto.

"Applicable Law" means any statute, law, regulation, ordinance, rule, order, decree, concession, grant, franchise, agreement, directive, guideline, policy or rule of common law, any Governmental Authorization, or any governmental requirement or other governmental restriction or similar form of decision or determination, or any interpretation or administration of any of the foregoing by any Governmental Authority, whether now or hereafter in effect.

"Baha Mar" has the meaning set forth in the Preamble.

"Baha Mar Conveyance System" means all equipment, appliances, electrical and piping systems, any other utility hardware, and any metering or measurement devices relating thereto, owned, controlled or to be developed by Baha Mar, which system interconnects with the OTE Conveyance System at the Interconnection Points.

"Baha Mar Central Plant" means the electric chillers, wells, pumps, piping, valves, and electrical equipment necessary to produce Chilled Water.

"Baha Mar Event of Default" means any event or circumstance specified as such in Section 13.04.

"Baha Mar Indemnitees" means Baha Mar, Baha Mar's Affiliates, and each of their officers, directors, managers, members, employees, agents, advisors, Representatives, successors and assigns.

"Baha Mar Responsible Party" means Baha Mar, its officers, directors, managers, employees, agents (including, any contractors or subcontractors of Baha Mar of any tier), suppliers, or anyone for whose acts Baha Mar is liable.

"Baha Mar's Contractor" means China State Construction Engineering Corporation Limited or any replacement contractor from time to time which is responsible for construction of the Resort.

"Baha Mar's Financing Arrangements" means Baha Mar's arrangements for the financing of the construction and operation of the Resort with China EXIM or any replacement financing or other financing obtained by, or on behalf of, Baha Mar in relation to the construction and operation of the Resort, inclusive of the Baha Mar Conveyance System and related facilities.

"Bankruptcy Code" means the applicable Bahamian or United States law governing bankruptcy, insolvency or similar proceedings.

"BTU" means British Thermal Unit

"Business Day" means any day except Saturday, Sunday, all holidays observed by the Federal Reserve Bank of the United States and any day on which banks are not open for business in Nassau, The Bahamas.

[redacted]

"Chilled Water" means the water cooled to [redacted], delivered to Baha Mar by OTE for use in the Resort's air conditioning and other systems.

"Chilled Water Pricing" has the meaning set forth in [redacted]

"China EXIM" means The Export-Import Bank of China.

"Claim" means any claim, action, dispute, demand, or right of action, whether in law or in equity, of every kind and character.

"Commercial Operation" means: (i) the OTE Conveyance System is mechanically complete and structurally, electrically, and mechanically sound and can be safely and continuously operated in accordance with all requirements of this Agreement and Applicable Law, including meeting the Minimum Availability Obligation and; (ii) interconnection of the

OTE Conveyance System with the Baha Mar Conveyance System and Baha Mar Central Plant has been achieved and the OTE Conveyance System is capable of being operated in parallel with the Baha Mar Conveyance System and Baha Mar Central Plant; (iii) all commissioning procedures have been performed and it has been demonstrated that the OTE Conveyance System has delivered the Minimum Availability Obligation for a sustained period of fourteen (14) consecutive days; (iv) all Performance Tests as set forth in Exhibit B have been conducted and successfully passed; and (v) all debris and rubbish generated by OTE during construction have been removed from the Site.

"Commercial Operation Date" means the date on which Commercial Operation is achieved as certified to Baha Mar by OTE pursuant to a duly executed certificate in the form set out in Exhibit G.

"Confidential Information" means any information disclosed by either Party to the other Party, directly or indirectly, in writing, orally, or by inspection of tangible objects (including documents, prototypes, samples, plant, and equipment), which is designated as "Confidential," "Proprietary," or some similar designation, or that should reasonably be understood to be confidential from the context of disclosure. Confidential Information will not, however, include any information that the receiving Party can show by competent evidence: (a) was publicly known and made generally available in the public domain prior to the time of disclosure by the disclosing Party; (b) becomes publicly known and made generally available after disclosure by the disclosing Party to the receiving party through no action or inaction of the receiving Party; (c) is already in the possession of the receiving Party at the time of disclosure by the disclosing party, as shown by the receiving Party's files and records; (d) is obtained by the receiving Party from a third party without a breach of the third party's obligations of confidentiality; or (e) is independently developed by the receiving Party without use of or reference to the disclosing Party's Confidential Information.

"Consultation Meetings" has the meaning set forth in Section 5.02.

"Contract Year" means: (a) for the first Contract Year the period commencing on the Commercial Operation Date and ending on the day that is three hundred sixty-five (365) days after the Commercial Operation Date; and (b) each subsequent twelve (12) month period during the remainder of the Term of the Agreement.

"Conveyance Systems" means the Baha Mar Conveyance System and the OTE Conveyance System.

"DCO Energy" means DCO Energy, LLC a company incorporated in New Jersey with its principal offices at 5429 Harding Hwy, Building 500, Mays Landing, NJ 08330, USA.

"Deep Ocean Water" means the seawater pumped up through the cold water pipes from the ocean and used to chill the Chilled Water.

[redacted]

"Delivery Quantity Obligation" has the meaning set forth in Section 7.02 (b).

"Demonstration Tests" means that all critical subsystems will be validated by OTE, including the measurement of the volume of water, delivery temperature to the heat exchanger and temperature of water leaving the heat exchanger. OTE will also measure the discharge water temperature and utilization of the auxiliary chillers, in each case, in accordance with the procedures set out in Exhibit B.

"Dispute" means any controversy, disagreement, and/or cause of action arising out of the existence, validity, performance or termination of this Agreement, whether under the law of tort, contract, property or otherwise, or at law or equity.

"Effective Chilled Water Price" has the meaning set forth in [redacted]

"Effective Date" means that date on which all the Conditions Precedent set out in Article IV have been met or waived in accordance with Article IV.

[redacted]

[redacted]

"Engineering, Procurement & Construction Agreement (EPC)" means that certain agreement entered into by and between OTE and OTE's Contractor undertaken to perform the entire engineering, procurement, and construction management of the OTE Conveyance System and related equipment and facilities pursuant to that agreement on a fully wrapped basis.

"Execution Date" has the meaning set forth in the Preamble.

"Financing Party" means any lender, institution, noteholder, bondholder, and/or equity investor providing or guaranteeing financing or refinancing to a Party for the construction, operation and maintenance of the OTE Conveyance System or the Resort, as the case may be, and any successors, assigns, agents or trustees of any of the foregoing.

[redacted]

[redacted]

"Governmental Authority" means any federal, state, county, municipal, regional, native or tribal authority, or any other entity of a similar nature, exercising any executive, legislative, judicial, regulatory or administrative function of government.

"Governmental Authorizations" means, collectively, all permits, consents, decisions, licenses, approvals, certificates, confirmations or exemptions from, and all applications and notices filed with or required by, any Governmental Authority that are necessary for development of each Conveyance System, purchase and sale of Chilled Water pursuant to this Agreement, or the performance of any other obligation of either Party pursuant to this Agreement.

[redacted]

"Hazardous Substances" means any chemical, substance, medical or other waste, living organism or combination thereof which is or may be hazardous to the environment or human or animal health or safety due to its radioactivity, ignitability, corrosivity, reactivity, explosivity, toxicity, carcinogenicity, mutagenicity, photo toxicity, infectiousness or other harmful or potentially harmful properties or effects. Hazardous Substances shall include without limitation, petroleum hydrocarbons, including crude oil or any fraction thereof, asbestos, radon, polychlorinated biphenyls (PCBs), methane and all substances which now or in the future may be defined as "hazardous substances," "hazardous wastes," "extremely hazardous wastes," "hazardous materials" or "toxic substances," or which are otherwise listed, defined or regulated in any manner pursuant to any Applicable Law pertaining to protection of the environment or human or animal health or safety.

"Indemnified Party" has the meaning set forth in Section 16.04.

"Indemnifying Party" has the meaning set forth in Section 16.04.

"Indemnitees" means either the Baha Mar Indemnitees or the OTE Indemnitees as the case may require.

"Interconnection Points" means, collectively, those certain points where the Baha Mar Conveyance System, Baha Mar Central Plant and the OTE Conveyance System interconnect as identified in Exhibit A-2.

"Intellectual Property" means all designs, methods, concepts, layouts, software, inventions (whether or not patented or patentable), processes, technical data and documentation, technical information and drawings, and similar matter in which exist common law and statutory proprietary rights, including patent, patent application, patent registration, copyright, trademark, service mark, trade secret, data rights and similar rights from time to time under the intellectual property laws of The Bahamas, the United States, any other jurisdiction, or international treaty regime.

"IP License" has the meaning set forth in Section 4.01(i).

[redacted]

"Lien" means any lien (statutory or other), pledge, mortgage, charge, security interest, deed of trust, assignment, hypothecation, title retention, fiduciary transfer, deposit arrangement, easement, right-of-way, or other servitude, encumbrance, bond right, or preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever in respect of an asset, whether or not filed, recorded or otherwise perfected or effective under Applicable Law.

"Losses" all liabilities, losses, damages, fines, penalties, judgments, demands, and costs and expenses of any kind or nature, including reasonable attorneys' and experts' fees and expenses incurred in litigation or dispute resolution.

"Maximum Daily Capacity" has the meaning set forth in [redacted]

"O&M Services" has the meaning set forth in Section 6.01.

"OTE" has the meaning set forth in the Preamble.

"OTE Construction Milestones" means those milestones that must be achieved in order for OTE to design, procure, construct, test, and commission the OTE Conveyance System, a list of which is attached as Schedule 1.

[redacted]

"OTE Conveyance System" means all equipment, appliances, electrical and piping systems, any other utility hardware, any metering or measurement devices relating thereto, all Intellectual Property and Technology rights necessary to construct and operate, contractual rights, Governmental Authorizations and any other thing or right owned, controlled or to be developed by OTE in relation to the system to be constructed by OTE in accordance with the terms of this Agreement and which interconnects with the Baha Mar Conveyance System at the Interconnection Points, and which system conveys and delivers the Chilled Water to the Baha Mar Conveyance System and accepts back such Chilled Water from the Baha Mar Conveyance System as more particularly described in Exhibit C.

"OTE Event of Default" has the meaning set forth in Section 13.01.

"OTE Indemnitee" means OTE, OTE's Affiliates, and each of their officers, directors, managers, members, employees, agents, advisors, Representatives, successors and assigns.

"OTE Responsible Party" means OTE, its officers, directors, managers, employees, agents (including, any contractors or subcontractors of OTE of any tier), suppliers, or anyone for whose acts OTE is liable.

"OTE's Contractor" means DCO Energy or any replacement EPC contractor selected by OTE responsible for the construction of the OTE Conveyance System which has been approved in writing by Baha Mar.

[redacted]

"Party" or "Parties" has the meaning set forth in the Preamble.

"Peak Demand" means the Chilled Water requirements in excess of [redacted] capacity.

"Person" means an individual, partnership, corporation, limited liability company, company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

"Point of Delivery" means the Interconnection Point where Chilled Water is delivered by the OTE Conveyance System.

"Point of Return" means the Interconnection Point where Chilled Water is returned to the OTE Conveyance System.

"Primary Terms" means the terms and provisions set forth in Article I through Article XX of this Agreement.

"Property" means that certain real property on which Baha Mar is building the Resort. The Property includes, without limitation, the Site.

"Prudent Industry Practices" means those practices, methods, techniques and standards, and the exercise of that degree of skill and diligence, as all of the foregoing may be modified from time to time, that: (i) are generally accepted in the heating and cooling industry in the United States, for use in the supply of materials to and construction of seawater district cooling facilities, as well as for the use and maintenance of such materials in a legal, safe, efficient and economic manner; (ii) are in accordance in all their relevant aspects with the manufacturer's guidelines regarding operation and maintenance, in each case, as applicable to the relevant material, considering its size, service and type; and (iii) are consistent at all times with Applicable Law.

[redacted]

[redacted]

"Representative" means those representatives appointed from time to time by OTE or Baha Mar for the purpose of coordination, planning, engineering, design, construction, operation, maintenance and all other activities requiring communication between the Parties pursuant to the Agreement.

"Resort" means Baha Mar's vacation resort project to be built by Baha Mar's Contractor, including, but not limited to, a hotel, conference facilities, golf course, private beach, and all related facilities and buildings, and the Baha Mar Conveyance System which shall interconnect with the OTE Conveyance System for its air conditioning requirements and for other uses described herein.

"Seawater District Cooling Plant (SDC)" means the building containing the heat exchangers and other onshore seawater district cooling equipment used to chill the Chilled Water.

"Site" means that certain real property on which the OTE Conveyance System shall be built in accordance with this Agreement, a description of which is set forth as Exhibit A-1 and which is depicted in Exhibit A-2 and whose use is provided for in the License Agreement.

"Supplemental Chilled Water" means the Chilled Water required above the quantities of Chilled Water produced by the OTE Conveyance system

[redacted]

"Technology" means any or all of the following: (i) works of authorship including, without limitation, documents, drawings, designs, flow charts, schematics, computer programs and records; (ii) inventions (whether or not patentable), including without limitation, processes, machines, articles of manufacture and compositions of matter, and improvements thereof; (iii) proprietary and Confidential Information, including technical data and customer and supplier lists, show how, know-how and techniques; (iv) databases, data compilations and collections and technical data; (v) prototypes and test methodologies; and (vi) all instantiations of the foregoing in any form and embodied in any media.

"Temporary Services" means the short-term provision of Chilled Water by OTE or a third party provider (as the case may be) for the Resort via, by way of example and not limitation, mobile chillers or similar facilities.

"Term" has the meaning set forth in Section 2.02.

[redacted]

"Ton" refers to a "ton" of refrigeration capacity(s) being the equivalent of the cooling capacity(s) of one ton of ice melting in a period of twenty-four (24) hours (i.e., 288,000 BTU, or an average of 12,000 BTU per hour).

"Ton-Hour" refers to a quantity of Tons of refrigeration capacity of Chilled Water delivered by OTE to Baha Mar at the Point of Delivery over a period of one (1) hour, also taking into account temperature of the quantities of Chilled Water returned by Baha Mar at the Point of Return, and measured and calculated on the basis of the aggregate BTU gain occurring in the quantities of Chilled Water delivered by OTE to Baha Mar between the Point of Delivery and the Point of Return in accordance with the procedures and methods provided for herein.

[redacted]

[redacted]

1.02 Rules of Interpretation

(a) *Recitals, Articles, Sections and Exhibits.* References to Recitals, Articles, Sections, Exhibits, and Schedules are, unless otherwise indicated, to recitals of, articles of, sections of and exhibits to this Agreement. All Exhibits and Schedules attached to this Agreement are incorporated herein by this reference and made a part hereof for all purposes. References to an Exhibit or Schedule shall mean the referenced Exhibit or Schedule and any sub-exhibits, sub-parts, components or attachments included therewith.

(b) *Gender.* As used in this Agreement, the masculine gender shall include the feminine and neuter and the singular number shall include the plural, and vice versa.

(c) *Successors and Assigns.* Unless expressly stated otherwise, references to a Person (including references to a Party) includes such Person's successors and permitted assigns and, in the case of a Governmental Authority, any Person succeeding to its functions and capacities.

(d) *Days.* As used in this Agreement, references to "days" shall mean calendar days, unless the term "Business Days" is used. If the time for performing an obligation under this Agreement expires on a day that is not a Business Day, the time shall be extended until that time on the next Business Day.

(e) *Grammatical Forms.* As used in this Agreement, where a word or phrase is specifically defined, other grammatical forms of such word or phrase have corresponding meanings; the words "herein," "hereunder" and "hereof refer to this Agreement, taken as a whole, and not to any particular provision of this Agreement; "including" means "including, for example and without limitation," and other forms of the verb "to include" are to be interpreted similarly.

1.03 Order of Precedence. In case of conflict between the Primary Terms, amendments to the Agreement and the Exhibits, the order of precedence for interpretation shall be: (a) amendments to this Agreement, with those of a later date having precedence over those of an earlier date; (b) these Primary Terms; and (c) the Exhibits. In the event of a conflict among, or within, any provisions within any one of the levels set forth in the foregoing order of precedence, the most recent of such provisions which are applicable to the obligations of either

Party shall take precedence over the less stringent or lesser quality requirements applicable thereto.

ARTICLE II

THE OTE CONVEYANCE SYSTEM

2.01 Generally. OTE Conveyance System shall consist of a Seawater District Cooling Plant that shall have the capacity to provide [redacted] for use in the Resort's air conditioning systems to be designed, constructed and owned by OTE subject to and in accordance with this Agreement.

2.02 Term. Except as expressly provided herein (including, but not limited to under Section 4.01), this Agreement shall come into force on the Execution Date. This Agreement shall terminate automatically on the date that is twenty (20) years from the Commercial Operation Date ("Term"); provided, however, that the Parties may extend the Term by mutual written consent.

2.03 Design of OTE's Conveyance System

(a) OTE retains all rights with respect to the design of the technical aspects of the OTE Conveyance System subject to Baha Mar's rights within this Agreement.

(b) The parts of the OTE Conveyance System that are outside of the Baha Mar Central Chilled Water Plant that remain visible, which will include what is being constructed on Long Cay Island, will be available for review and comment by Baha Mar. Baha Mar will have the ability to request aesthetic modifications to, for example, the Pumping Station to be built on Long Cay, in its absolute discretion, reasonably exercised. The rendering for the proposed Pumping Station to be built on Long Cay is included in Exhibit A-2.

ARTICLE III

CONSTRUCTION OF THE OTE CONVEYANCE SYSTEM

3.01 OTE's Construction Obligations.

(a) *Generally.* OTE shall cause the design, development, construction, completion, testing, and commissioning of the OTE Conveyance System in accordance with the specifications set out in Exhibit C, which shall be capable of producing [redacted] of capacity of refrigeration for use in the Resort's air conditioning systems. OTE shall identify, contract with, and coordinate the activities of its subcontractors and vendors. OTE shall ensure that all of its work, whether accomplished directly, by OTE's subcontractors, is performed: (i) by licensed and otherwise qualified personnel, as appropriate, including retaining the services of qualified and licensed Bahamian engineers; (ii) in a good and workmanlike manner using that degree of skill and care in the design, engineering and procurement of the OTE Conveyance System that would reasonably be expected of a competent professional engineer, procurer and constructor experienced in carrying out engineering, procurement and construction activities of a similar nature, scope and complexity to those comprised in the OTE Conveyance System; (iii) so as to meet or exceed U.S. and Bahamian construction standards and Prudent Industry Practices; and (iv) so as to minimize interference with Baha Mar's construction schedule with respect to the construction of the Resort.

(b) *Governmental Authorizations.* OTE shall obtain and maintain all Governmental Authorizations necessary for the engineering, procurement, construction, installation, testing, operation and maintenance of the OTE Conveyance System, including all costs associated therewith.

(c) *Equipment.* OTE shall be responsible for the importation and transportation to the Site of any equipment useful or necessary for OTE to fulfill all of its obligations under this Agreement. .

(d) *Conveyance Systems and Interconnection.*

(i) Each Party agrees that it shall design and construct its respective Conveyance System for the proper and safe interconnection of the Baha Mar Conveyance System to the OTE Conveyance System at the Interconnection Points. OTE shall design and construct the OTE Conveyance System so as to meet the specifications set out in Exhibit C.

(ii) OTE shall be responsible for obtaining all Governmental Authorizations and rights-of-way for the OTE Conveyance System and for the design (consistent with the specifications determined pursuant to Section 3.01(d)(i), engineering, procurement, construction, installation, testing, operation and maintenance of the OTE Conveyance System, including all costs associated therewith. OTE shall be responsible for testing of the Conveyance Systems. OTE shall notify Baha Mar when the OTE Conveyance System, Baha Mar Central Plant and Baha Mar Conveyance System are ready for interconnection at the Interconnection Points. Promptly following receipt of such notice, Baha Mar shall provide a schedule on which interconnection shall be permitted to occur within a thirty (30) day period. OTE shall proceed and be responsible for interconnection of the OTE Conveyance System with the Baha Mar Conveyance System and Baha Mar Central Plant, including testing to ensure proper seals, integrity, and other safety and performance aspects of the interconnection and testing of any meters and measurement devices. When OTE has completed interconnection of the OTE Conveyance System with the Baha Mar Conveyance System and Baha Mar Central Plant, OTE shall provide notice thereof to Baha Mar.

(e) *Metering.*

(i) *Monitoring.* OTE shall provide international standard revenue-grade metering for Chilled Water. OTE shall also provide an electronic data acquisition system for monitoring the status, production and continuous operation of the OTE Conveyance System. Baha Mar may at any time request access to relevant metering equipment and data in order to verify such metering. Once certified and at all times during operation, there shall be continuous electronic monitoring of the System and raw data will be continuously available on an electronic basis for Baha Mar.

(ii) *Billing.* OTE shall install meters at the Interconnection Points of the Conveyance Systems, including one (1) meter each on the Seawater District Cooling Plant output and return pipelines, which shall continuously measure flow rate and water temperature. These parameters shall be used to establish the amount of heat (thermal energy) removed from the Resort and converted to Ton-Hours for billing purposes. Billing shall be verifiable via the data available on an electronic basis for Baha Mar.

(f) *Contracts.* OTE shall ensure that all contracts it enters into (including, without limitation, the IP License) permit the transfers contemplated by Article X.

3.02 Baha Mar's Obligations.

(a) *Generally.* Baha Mar shall be responsible for the design, procurement and construction of the Baha Mar Conveyance System and Baha Mar Central Plant.

(b) *Access.* Upon OTE's request and through the License Agreement, Baha Mar shall make portions of the Property available to OTE for use as lay down, staging and other useful or necessary construction space. Further, Baha Mar shall ensure that (to the extent it has the right to do so) all useful or necessary access to and from the Site, including across the Property, is made available to OTE, its employees, contractors, subcontractors, and advisors and that all requirements as provided in Exhibit B are made available at the Site as needed for the construction, testing, and commissioning of the OTE Conveyance System. Nothing in this Section 3.02(b) shall require Baha Mar to allow any access to OTE or any other Person or do or permit any other thing which would interfere with Baha Mar's construction, operating or maintenance of the Resort.

(c) [redacted]

(d) [redacted]

(e) *Utilities*. Baha Mar shall provide, electricity for operation of the OTE Conveyance System and Baha Mar Central Plant to facilitate OTE obligations to provide the services to Baha Mar as required under this Agreement. In addition, Baha Mar shall connect the OTE Conveyance System to any emergency generator intended for use by Baha Mar on or in relation to the Property. For the avoidance of doubt, all other utilities at any time for, and electricity during start-up and testing of, the OTE Conveyance System shall be the responsibility of OTE.

(f) *Contractor Assistance*. Baha Mar shall request Baha Mar's Contractor and its subcontractors to provide all reasonable assistance to OTE in OTE's efforts to achieve Commercial Operation by the Target Commercial Operation Date. Such assistance may include, without limitation, requesting meetings, coordination of scheduling of deliveries or work required for the Resort or related to the Site, sharing information related to the OTE Conveyance System's planned functions, and sharing information related to the Resort's planned functions to the extent they relate to the subject matter of this Agreement. For avoidance of doubt this obligation extends to communication and coordination, not construction of the OTE Conveyance System by Baha Mar's Contractor

(g) *Interconnection*.

(i) Baha Mar shall be responsible for obtaining all Governmental Authorizations and rights-of-way for the Baha Mar Conveyance System and Baha Mar Central Plant as well as the design, engineering, procurement, construction, installation, and testing of the Baha Mar Conveyance System and Baha Mar Central Plant up to the Interconnection Points. Baha Mar shall bear all costs relating thereto and shall retain title to the Baha Mar Conveyance System and Baha Mar Central Plant.

(ii) Baha Mar shall have the right to have a designated Representative present at all times to observe and coordinate OTE's construction, interconnection, start-up, and testing of the OTE Conveyance System and Baha Mar Central Plant with the Baha Mar Conveyance System.

3.03 Mutual Obligations.

(a) *Security*. OTE shall provide necessary and reasonable security for its work areas during OTE's construction of the OTE Conveyance System and during the Term of this Agreement for its facilities located at Long Cay. During construction of the OTE Conveyance System, OTE acknowledges and agrees that Baha Mar shall bear no responsibility for securing the OTE Conveyance System or any other property of OTE or any OTE Responsible Party. To the extent that OTE wishes to provide any security measures on the Site, it shall: (i) provide Baha Mar with reasonable notice; (ii) fully cooperate with Baha Mar and follow the directions and access protocols of Baha Mar in relation to the provisions of such security measures so as not to interfere with Baha Mar operations; and (iii) do so at its own cost and risk.

(b) *Costs*. Except as expressly provided elsewhere herein, each Party shall bear its own costs in relation to the design, development, construction, testing, commissioning, operation, and maintenance of its respective Conveyance System.

(c) *Environmental Attributes*. By no later than the Target Commercial Operation Date, the Parties shall make reasonable efforts to conclude an agreement (by way of a side letter) regarding the equitable allocation of any Environmental Attributes and Environmental Financial Incentives arising from the operation of the OTE Conveyance System.

ARTICLE IV

CONDITIONS PRECEDENT

4.01 Conditions Precedent. The obligations of each of the Parties under Articles III, V, VI, VII, VIII and X shall occur upon satisfaction of the following conditions:

(a) *Third Party Consents*. Baha Mar having obtained all necessary third party consents in connection with this Agreement or the subject matter relating thereto, including all necessary waivers, amendments and other requirements in connection with Baha Mar's Financing Arrangements.

(b) *Seawater Concession*. OTE, shall obtain a concession or similar permit from the Governmental Authority in The Bahamas (or any other entity, as appropriate) with jurisdiction over withdrawals of seawater, which concession shall permit OTE to operate the OTE Conveyance System in such a manner as to produce not less than two-hundred-thirty –five -thousand (235,000) Ton-Hours per day.

(c) *Insurance*. OTE shall obtain the insurance required to be procured and maintained by it pursuant to Exhibit D and provide to Baha Mar a certificate as proof of such insurance. Baha Mar shall provide to OTE a certificate confirming all insurance policies held by Baha Mar in relation to the Resort.

(d) *Governmental Authorizations*. OTE shall obtain the BEST Commission approval of the Environmental Impact Statement. (OTE remains responsible for obtaining, in a timely manner, all Governmental Authorizations (including any and all import duty exemptions of equipment to be imported and incorporated into the OTE Conveyance System and ancillary facilities) that are necessary for OTE to design, develop, construct, operate, maintain and transfer the OTE Conveyance System, but these shall not be Conditions Precedent under this Article IV). Notwithstanding anything to the contrary in this Agreement, in the event of any Government delay or inaction with regard to the Governmental Authorizations, OTE shall have ninety (90) days to cure such inaction, after which Baha Mar shall have the right, at their sole discretion to terminate this Agreement under Section 13.01 or waive their choice to terminate under 4.06.

(e) *Financing: OTE shall provide, when available, but before the commencement of* construction evidence that it has financing commitments which are subject only to certain commercially reasonable conditions for the benefit of OTE's Financing Parties (if any) to construct, operate and maintain the OTE Conveyance System in accordance with the provisions of this Agreement. OTE shall further cause its lender, concurrently with the execution of the loan documents for the financing of the OTE Conveyance System between OTE and its Lenders, to execute a Subordination and Non-Disturbance Agreement in favor of Baha Mar, in form and content identical to Schedule 2, attached hereto and incorporated herein by this reference.

(f) *EPC Contract*: OTE to provide evidence reasonably satisfactory to the Parties that OTE has entered into the EPC Agreement, when executed.

(g) *Transfer of Intellectual Property*: OTE shall procure from its parent company an irrevocable, assignable, royalty free non-exclusive; license to all Intellectual Property and Technology in form and content identical to Schedule 3, attached hereto and incorporated herein by this reference, that is necessary for OTE and its successors and assignees and/or Baha Mar and its successors and assignees to own, operate, and maintain the OTE Conveyance System ("IP License"). Such IP License shall be for the life of the OTE Conveyance System including for the period beyond any termination of this Agreement and shall transfer with the OTE Conveyance System pursuant to Article X. OTE shall provide a copy of the executed license to Baha Mar.

(h) *Baha Mar License for Operations of the Central Plant and Property Rights Agreement:* OTE and Baha Mar shall enter into and execute a License Agreement in the form of Exhibit I by which OTE shall assume operation and maintenance responsibilities for the Baha Mar Central Plant as well as providing OTE the necessary land rights (easements, right of ways) for construction and operations of the OTE Conveyance System.

[redacted]

4.02 Parties' Duties Regarding Conditions Precedent. OTE shall use all reasonable endeavors to ensure the satisfaction of the conditions set out in Sections 4.01(b), (c), (d) (so far as it relates to OTE), (e), (f) (g) and (h) and Baha Mar shall use all reasonable endeavors to ensure the satisfaction of the conditions set out in Sections 4.01(a), (d) and (h) (so far as it relates to Baha Mar) in each case as soon as possible after the Execution Date but by no later than July 31, 2015.

4.03 Notice. The Party responsible for satisfaction of each condition in Section 4.01 (as applicable) shall give notice to the other Party of the satisfaction of the relevant conditions within two (2) Business Days of becoming aware of the same. In addition, each Party shall, on the date set forth in Section 4.02, provide written notice to the other Party whether or not it considers the conditions, set forth in Section 4.01, satisfied.

4.04 OTE Waiver. OTE may at any time waive in whole or in part and conditionally or unconditionally the conditions set out in Sections 4.01(a), and (d) (so far as it relates to Baha Mar) by notice in writing to Baha Mar.

4.05 Baha Mar Waiver. Baha Mar may at any time waive in whole or in part conditionally or unconditionally the conditions set out in Sections 4.01(b), (c), (d) (so far as it relates to OTE (e), (f) (g) (h) and (i) by notice in writing to OTE.

[redacted]

ARTICLE V

MILESTONES; DEMONSTRATION TESTING

5.01 OTE's Construction Milestones. Attached to this Agreement and incorporated herein as Schedule 1 are the OTE Construction Milestones. OTE shall construct and complete the OTE Conveyance System in accordance with the OTE Construction Milestones and this Agreement, and shall cause the Commercial Operation Date to occur on or prior to the Target Commercial Operation Date.

5.02 Consultation Process. During the Term, a Representative or Representatives of OTE shall meet periodically with a Representative or Representatives of Baha Mar, at a place to be mutually agreed upon by OTE and Baha Mar (and failing agreement, at Baha Mar's offices in Nassau) ("Consultation Meetings"). Consultation Meetings shall take place no less often than once each month, commencing thirty (30) days after the Execution Date; provided, however, that OTE and Baha Mar may mutually agree to meet on a more or less frequent basis. Until the Commercial Operation Date, the purpose of such meetings shall be to discuss the progress of construction of the OTE Conveyance System and the Baha Mar Conveyance System, and to attempt to resolve any problems related thereto.

[redacted]

[redacted]

[redacted]

5.04 Demonstration of Daily Maximum Capacity. During the Demonstration Test period OTE will provide Chilled Water at [redacted] in accordance with Exhibits A-1 and B of this Agreement, successful completion of the test is dependent upon OTE's ability to deliver [redacted] and is in turn dependent upon Baha Mar's ability to take the full [redacted] at the time of the test. The following conditions apply;

[redacted]

ARTICLE VI

OPERATIONS AND MAINTENANCE

6.01 O&M Arrangements.

(a) OTE shall be responsible for operating and maintaining the OTE Conveyance System so as to achieve OTE's obligations under this Agreement, including, without limitation, to supply Chilled Water ("O&M Services"). Baha Mar acknowledges that OTE may sub-contract the performance of the O&M Services to an Affiliate of OTE. Notwithstanding any such sub-contracting arrangements, OTE acknowledges and agrees that it will maintain primary responsibility and liability for the O&M Services for the Term of this Agreement.

(b) OTE shall be responsible for operating and maintaining the Baha Mar Central Plant to ensure the continuous supply of Chilled Water should (i) the OTE Conveyance System be curtailed for maintenance whether planned or un-planned, (ii) during those periods of Peak Demand or (iii) expansion of the Baha Mar Resort requires chilled water beyond the OTE

Conveyance System Capacity. The Baha Mar Central Plant shall be maintained in ready to operate state at all times.

6.02 O&M Services.

(a) *Standard.* The OTE Conveyance System shall at all times be operated and maintained in accordance with OTE's engineering and design requirements as well as Prudent Industry Practices.

(b) OTE shall license the Baha Mar Central Plant and operate and maintain the Baha Mar Central Plant in accordance with Prudent Industry Practices and Exhibit I attached

(c) On an annual basis, 30 days prior to the start of the calendar year OTE shall provide a maintenance schedule for both the OTE Conveyance System and Baha Mar Central Plant. Baha Mar shall review and approve or disapprove such maintenance schedule, using reasonable discretion. The maintenance schedule shall show the periods and durations of equipment to be removed from service to perform the required maintenance. Any disapproval shall be accompanied with reasonably specific grounds for disapproval. OTE shall have 3 days to revise the schedule in response to the disapproval.

(d) OTE shall provide Chilled Water from the Baha Mar Central Plant during periods when the OTE Conveyance System is not providing Chilled Water in accordance with this Agreement, and shall repair or modify the OTE Conveyance System so that it is providing Chilled Water in accordance with this Agreement. OTE shall commence such efforts as soon as possible but in any event within one (1) hour after any portion of the OTE Conveyance System first fails to provide Chilled Water in accordance with this Agreement unless otherwise agreed to by Baha Mar.

[redacted]

6.03 Baha Mar's Right to Review. Baha Mar shall have the right at all reasonable times, at its sole expense, to review the operation and maintenance of the OTE Conveyance System or Baha Mar Central Plant and the records and documents related thereto, to determine whether the OTE Conveyance System and Baha Mar Central Plant are being operated in accordance with the terms hereof and in accordance with Prudent Industry Practices. Baha Mar shall request OTE to perform, at OTE's expense, verification and testing of the OTE Conveyance System's performance by an independent engineer on a regular basis but not less than annually

Conveyance System Capacity. The Baha Mar Central Plant shall be maintained in ready to operate state at all times.

6.02 O&M Services.

(a) *Standard.* The OTE Conveyance System shall at all times be operated and maintained in accordance with OTE's engineering and design requirements as well as Prudent Industry Practices.

(b) OTE shall license the Baha Mar Central Plant and operate and maintain the Baha Mar Central Plant in accordance with Prudent Industry Practices and Exhibit I attached

(c) On an annual basis, 30 days prior to the start of the calendar year OTE shall provide a maintenance schedule for both the OTE Conveyance System and Baha Mar Central Plant. Baha Mar shall review and approve or disapprove such maintenance schedule, using reasonable discretion. The maintenance schedule shall show the periods and durations of equipment to be removed from service to perform the required maintenance. Any disapproval shall be accompanied with reasonably specific grounds for disapproval. OTE shall have 3 days to revise the schedule in response to the disapproval.

(d) OTE shall provide Chilled Water from the Baha Mar Central Plant during periods when the OTE Conveyance System is not providing Chilled Water in accordance with this Agreement, and shall repair or modify the OTE Conveyance System so that it is providing Chilled Water in accordance with this Agreement. OTE shall commence such efforts as soon as possible but in any event within one (1) hour after any portion of the OTE Conveyance System first fails to provide Chilled Water in accordance with this Agreement unless otherwise agreed to by Baha Mar.

(e) *OTE Operations Phase Performance Security*: OTE shall furnish Baha Mar with operations phase performance security (the "OTE Operations Phase Performance Security") in the form of a letter of credit ("LOC") identical in form and content to Schedule "_" attached hereto and incorporated by this reference, to be issued by a bank or institution acceptable to Baha Mar, and shall name Baha Mar as beneficiary. The OTE Operations Phase Performance Security shall be capped at two million dollars ($2,000,000) per Claim and six million dollars (6,000,000) in the aggregate. The LOC shall be posted not later than the Commercial Operation Date and shall be automatically renewable or extended for one year periods thereafter during the Term of this Agreement. Failure of OTE to maintain the LOC shall constitute a default under Section 13.01 of this Agreement.

6.03 Baha Mar's Right to Review. Baha Mar shall have the right at all reasonable times, at its sole expense, to review the operation and maintenance of the OTE Conveyance System or Baha Mar Central Plant and the records and documents related thereto, to determine whether the OTE Conveyance System and Baha Mar Central Plant are being operated in accordance with the terms hereof and in accordance with Prudent Industry Practices. Baha Mar shall request OTE to perform, at OTE's expense, verification and testing of the OTE Conveyance System's performance by an independent engineer on a regular basis but not less than annually following the Commercial Operation Date. For sake of clarity and avoidance of doubt, the obligation of OTE to test the OTE Conveyance System shall be subject to and in accordance with the Chilled Water requirements of Baha Mar. The OTE tested conditions shall be correlated to Peak Demand conditions using acceptable engineering correlations. The results of all such tests shall be promptly delivered to Baha Mar. Upon the failure of any test, OTE shall immediately remedy the failure and retest the OTE Conveyance System to assure compliance with the terms hereof and Prudent Industry Practices. The continued failure of the OTE Conveyance System to operate for more than 90 days shall constitute a default under this Agreement.

6.04 Baha Mar's Responsibilities

(a) Generally. Baha Mar shall be responsible for the operation and maintenance of the Baha Mar Conveyance System. Baha Mar shall use all reasonable endeavors to ensure that Baha Mar's operation of the Baha Mar Conveyance System does not materially adversely impact OTE's ability to perform its obligations under the requirements of this Agreement.

(b) No Interference. Baha Mar shall not interfere with or otherwise restrict, foul or contaminate in any way OTE's plate and frame heat exchangers included in the OTE Conveyance System.

(c) Insurance Certificate. Baha Mar shall from time to time upon the reasonable request of OTE provide an updated certificate confirming all insurance policies held by Baha Mar in relation to the Resort.

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6.05 Additional Responsibilities, Related Covenants and Understandings

(a) Certain of OTE's Responsibilities. Commencing on the Effective Date and continuing for as long as this Agreement remains in effect, OTE shall assume at its sole cost all operating and maintenance responsibility for all the equipment, systems, and facilities as described in this Agreement, Exhibits and the License, hereto ("OTE's Equipment") and, subject to the terms and conditions of this Agreement and the License, OTE shall have the exclusive (as to third parties but not Baha Mar) use, and control of the Baha Mar Central Plant. OTE's responsibilities shall include without limitation responsibility for all major equipment overall, and replacements as well as routine maintenance. In addition, commencing on the Effective Date and continuing until the Commercial Operations Date OTE shall assume, at its sole cost, responsibility for the additional operations and maintenance responsibilities as described in this Agreement, Exhibits and the License hereto. OTE shall provide Baha Mar with thirty (30) days' notice prior to the commencement of the Commercial Operations Date.

(b) Certain of Baha Mar's Responsibilities. Baha Mar shall remain responsible for and shall bear all associated costs for the operations, routine maintenance, overhaul and replacement of all equipment, systems, and facilities not otherwise operated by OTE under this Agreement, Exhibits and the License.

(c) Outages. The rights and obligations of OTE and Baha Mar with respect to forced and scheduled outages shall be governed by this Agreement, Exhibits and the License.

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(e) Cooperation and Non-Interference. At all times during the Term of this Agreement, OTE and Baha Mar shall cooperate with each other, including coordination of their respective personnel, so as to ensure the smooth operation of this Agreement. At all times during the term of this Agreement Baha Mar and OTE shall maintain close contact and coordination through their designated representatives.

(f) Electric Supply. Electric supply for the Baha Mar Central Plant shall be provided by the Baha Mar.

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(h) Permits and Licenses. Throughout the term of this Agreement, OTE shall secure and maintain, at its sole cost, all permits required for the operation, maintenance and/or overhaul of the Baha Mar Central Energy Plant. Baha Mar shall cooperate with OTE by furnishing any information within Baha Mar's possession that is needed to secure such permits and causing its appropriate representatives to execute and deliver any required applications or other documents as required by all currently applicable laws, rules and regulations.

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(j) Tools/Test Equipment. As soon as practicable, Baha Mar shall prepare an inventory of all existing tools (including Baha Mar's cost for storage) and test equipment currently owned by the Baha Mar for use in connection with the Baha Mar Central Plant. OTE will have the right to use such items, as is, where is, and at its own risk, from Baha Mar.

(k) Outside Contractors. OTE agrees to provide Baha Mar with a weekly report each Friday showing all outside contractors, which OTE plans to use at Baha Mar's Facilities during the following week.

(l) Employee Parking. OTE's Plant Operations Manager and its designated Lead Operator shall be permitted to use any designated parking space provided by Baha Mar in Baha Mar's parking facilities.

ARTICLE VII

SUPPLY OF CHILLED WATER

7.01 Delivery Point. All deliveries of Chilled Water from OTE to Baha Mar shall take place at the Point of Delivery.

7.02 Delivery Quantity and Rate.

(a) *Maximum Daily Capacity.* OTE Conveyance System shall be capable of delivering to Baha Mar, a maximum volume [redacted] ("Maximum Daily Capacity").

(b) *Delivery Quantity Obligation.* Commencing on the Commercial Operation Date and continuing thereafter throughout the Term, OTE shall make available and deliver from the OTE Conveyance System, the Baha Mar Chilled Water requirements ("Delivery Quantity Obligation"). However, in no case will the OTE Conveyance System provide more than its Maximum Daily Capacity of the Baha Mar Chilled Water requirements.

(i) During those periods when the Baha Mar Chilled Water requirements are equal to or less than of OTE Conveyance System Maximum Daily Capacity, the Delivery Quantity Obligation shall be provided by the OTE Conveyance System.

(ii) In the event, the Baha Mar Chilled Water requirements exceed the OTE Conveyance System Maximum Daily Capacity, the Chilled Water requirements shall be provided by the OTE Conveyance System, and the Baha Mar Central Plant.

(iii) During those periods of OTE Conveyance System maintenance as defined in 6.02, the Baha Mar Chilled Water requirements shall be provided by the OTE Conveyance System, Baha Mar Central Plant or a combination thereof.

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7.03 Delivery Performance Standards.

(a) The OTE Conveyance System shall deliver Chilled Water to Baha Mar for a minimum of [redacted] "Minimum Hours".

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ARTICLE VIII

PRICE AND PAYMENT

8.01 Chilled Water Price.

(a) *Chilled Water Price.*

For each billing month commencing on the Commercial Operation Date, Baha Mar shall pay to OTE a Fixed Monthly Payment based on the calculation in [redacted]

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8.04 Disputed Amounts. In the event a bona fide Dispute arises as to the amount payable pursuant to any Monthly Statement rendered hereunder, Baha Mar shall nevertheless pay the Fixed Monthly Payment and the Monthly Operations and Maintenance Payment. If Baha Mar does Dispute a Monthly Statement, then Baha Mar shall provide written notice to OTE indicating the disputed amount and the reason for such Dispute. [redacted]

8.05 Interest. Without prejudice to any other remedy or remedies of OTE under this Agreement or by operation of Applicable Law, any amounts not paid when owed in accordance with this Article VIII shall incur interest at the Default Rate.

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ARTICLE IX

TITLE AND RISK OF LOSS

9.01 The OTE Conveyance System.

(a) *Title.* Unless otherwise specified to the contrary herein, the OTE Conveyance System, and all the fixtures, fittings, machinery and equipment which have been supplied by OTE, wherever located on the Property or the Site, shall be owned, operated, and maintained by OTE, and, except as otherwise expressly provided in this Agreement, and excluding a buyout or default event at no time shall Baha Mar have any right, title or interest in such facilities. OTE may, without notice to or assent by Baha Mar, execute and file or cause to be executed and filed any financing statement or other instrument necessary to establish, confirm, preserve or perfect OTE's ownership interest in such facilities (or that of third parties claiming through OTE). Notwithstanding the foregoing: (i) Baha Mar shall hold and retain title to the Property and the Resort, (ii) any buildings, fixtures, equipment or other appurtenances that do not compose any portion of the OTE Conveyance System; and (iii) while Baha Mar agrees that it shall cooperate with OTE to minimize the risk of the creation of fixtures in connection with the OTE Conveyance System, OTE acknowledges that Baha Mar's Financing Arrangements require that Baha Mar shall grant to China EXIM security over all real estate underlying the fixtures, the fixtures and, to the extent any fixtures are created in connection with the OTE Conveyance

System, OTE agrees that such fixtures shall be made available to China EXIM for the purposes of the creation of such security.

(b) *Risk of Loss.* Subject to any applicable indemnification rights under this Agreement, OTE shall bear the risk of Loss of and damage to the OTE Conveyance System.

9.02 Deep Ocean Water.

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(b) *Risk of Loss.* OTE shall bear the risk of loss of Deep Ocean Water.

9.03 Chilled Water.

(a) *Title.* Baha Mar shall have and retain title to all Chilled Water that is made available to it by OTE under this Agreement.

(b) *Risk of Loss.* Baha Mar shall bear the risk of loss of Chilled Water within the Baha Mar Conveyance System.

ARTICLE X

TRANSFER OF OTE CONVEYANCE SYSTEM OWNERSHIP

10.01 Restriction on Transfer of the OTE Conveyance System. Except as permitted or required under this Article X, OTE and Ocean Thermal Energy Corporation nor any assignee or successor must not, without the prior written consent of Baha Mar, transfer the OTE Conveyance System (or any part of it) or permit a Transfer of Equity Participation.

(a) *Baha Mar's Acquisition Option.* [redacted] the [redacted]

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10.06 Conclusion of Term.

(a) *OTE's Repower Option.* At no later than six (6) months prior to the end of the Term, OTE shall enjoy a right of first offer, thereby permitting OTE to submit a bid for work necessary to redevelop, upgrade, and otherwise repower the OTE Conveyance System in order to extend its useful life and/or operational capabilities ("Repower Bid"). Baha Mar shall consider OTE's Repower Bid in good faith, but is under no obligation to accept such bid; if such Repower Bid is not accepted within ten (10) days of offer, or if OTE elects not to submit a Repower Bid, Baha Mar may acquire the OTE Conveyance System or cause a Transfer of Equity Participation in accordance with Section 10.01.

(b) *OTE's Removal Right or Abandonment.* Should the Term expire and Baha Mar has provided notice it will not accept OTE's Repower Bid or purchase the OTE Conveyance System or cause a Transfer of Equity Participation, then Baha Mar shall permit OTE all access to the Property useful and necessary for OTE to remove moveable elements of the OTE Conveyance System from the Site, which access rights shall extend not less than six (6) months from the date of expiration of this Agreement. For the avoidance of doubt, OTE shall be responsible for all clean up, Site rehabilitation, and decommissioning and removal of the OTE Conveyance System, including all obligations relating to clean up, Site rehabilitation, and decommissioning under Applicable Law and in accordance with Prudent Industry Practices. Care and Custody of the Baha Mar Central Plant shall return to Baha Mar and the License Agreement terminated.

ARTICLE XI

COVENANTS

11.01 Mutual Covenants.

(a) *Provision of Information.* In connection with the construction of the OTE Conveyance System, each Party shall provide to the other Party, within a reasonable time after the request, all information reasonably requested by such Party and available to the other Party related to: (i) engineering, constructing, operating and maintaining the OTE Conveyance System or the Baha Mar Conveyance System, as applicable; (ii) the physical configuration, related utilities, and projected requirements of the OTE Conveyance System or the Baha Mar Conveyance System; (iii) notification of any Hazardous Substances discovered on, under, adjacent to or near the Property, including the Site; and (iv) all other information reasonably requested by such Party and needed for the performance of its obligations under this Agreement. Each Party shall provide the other Party with any updates to previously supplied information in the event information earlier provided changes in a manner material to the other Party's performance of its obligations under this Agreement.

(b) *Communication.* Each Party, through its duly appointed Representatives, shall communicate with the other Party on matters relating to the Agreement, and the development, construction, operation and maintenance of the OTE Conveyance System and the Baha Mar Conveyance System.

(c) *Assistance and Cooperation between the Parties.* OTE, upon the request of Baha Mar, shall use commercially reasonable efforts to assist with and support Baha Mar's development of the Resort where such assistance relates to the OTE Conveyance System. Baha Mar, upon the request of OTE, shall use commercially reasonable efforts to assist with and support OTE's development of the OTE Conveyance System, including using reasonable endeavors to assist OTE in identifying and securing the routing of any and all onshore pipelines to access seawater. Each Party shall cooperate in good faith with the other Party on all matters relating to the Agreement, and the development, construction, operation and maintenance of the OTE Conveyance System and the Baha Mar Conveyance System.

(d) *Contractors and Subcontractors.* Each Party acknowledges and agrees that the other Party may retain contractors (and such contractors may retain subcontractors) to perform some or all of the obligations of such other Party under this Agreement. Should a Party retain a contractor to perform obligations set forth in this Agreement, such Party shall cause the contractor to perform such obligations in conformity with this Agreement and no such retention of contractors or subcontractors shall in any way excuse that Party from its obligations as principal under this Agreement. The Party retaining a contractor shall be and remain fully responsible to the other Party for the acts and omissions of such contractor and of Persons directly or indirectly employed by them, as it is for such Party's employees. Should a Party retain a contractor, such Party shall, if required by Applicable Law, ensure that the contractor pays the prevailing wage rates to its employees, personnel, and/or any other Person performing work under such agreement.

(e) *Compliance with All Applicable Laws.* The Parties shall: (i) comply with Applicable Laws and Governmental Authorizations in effect when performing their respective obligations under this Agreement; (ii) assure that their respective contractors and subcontractors perform their duties and obligations in accordance with and consistent with all Applicable Laws and Governmental Authorizations and the safety precautions described in Section 11.01(f); and (iii) cause their respective facilities to be capable of operation in accordance with all Applicable Laws and Governmental Authorizations. OTE shall at all times provide the services to be performed under this Agreement in accordance with Prudent Industry Practices.

(f) *Safety Precautions.* In the performance of construction activities under this Agreement, each Party shall take all reasonable precautions for the safety of Persons and shall provide all reasonable protection to prevent damage to property of the other Party. Each Party shall comply with all applicable occupational safety and health laws and other Applicable Laws, and cause its contractors and subcontractors to do the same.

(g) *No Liens.* Neither Party shall, directly or indirectly, incur, assume or suffer to be created by it or its Representatives, laborers, materialmen, or other suppliers of goods or services, any Lien on the other Party's real or personal property. Each Party shall promptly: (i) pay or discharge (and properly record any discharge), any such charge which, if unpaid, might be or become a Lien; (ii) notify the other Party of the assertion of a Lien that may or does involve such other Party's property; and (iii) perform its indemnification obligations set forth in Section 16.01(a) or 16.02(a), as applicable. Should a Party have a Lien imposed upon its property due to the failure of the other Party to promptly pay laborers, materialmen or other suppliers of goods or services, such Party shall have the right to pay or discharge such Lien, and upon the payment or discharge thereof, shall be entitled to recover from the other Party the amount thereof together with all expenses incurred in connection with such payment and discharge (including, but not limited to, attorneys' fees).

(h) *Archeological Discoveries.* Should a Party discover archaeological, historical or cultural resources that are protected by Applicable Law in the course of developing the OTE Conveyance System or the Baha Mar Conveyance System (as applicable), such Party shall promptly notify the other Party prior to proceeding with further development activities that may violate Applicable Law.

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ARTICLE XII

REPRESENTATIONS AND WARRANTIES

12.01 Representations and Warranties of OTE.

As of the Execution Date and the Effective Date, OTE represents and warrants to Baha Mar as follows:

(a) *Corporate Standing.* OTE is a limited liability company duly registered, validly existing and in good standing under the laws of the Commonwealth of The Bahamas, with the power to own its assets.

(b) *Due Authorization; Enforceability.* OTE possesses all requisite power and authority to enter into and perform this Agreement and to carry out the transactions contemplated herein. OTE's execution, delivery and performance of this Agreement have been duly authorized and this Agreement has been duly executed and delivered and constitutes OTE's legal, valid and binding obligation, enforceable against OTE in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency and other legal principles pertaining to creditors' rights.

(c) *Governmental Authorizations.* OTE is the holder of and is in compliance with all Governmental Authorizations required to permit it to enter into its obligations under this Agreement, and OTE shall become the holder of and shall comply with all Governmental Authorizations required to permit it to perform its obligations in accordance with this Agreement.

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(g) *Insolvency.* OTE has not taken any steps, and no steps have been taken for its winding-up, administration, or dissolution, or the appointment of any liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar officer of it or its assets, or any analogous step.

(h) *Fit for Purpose.* The design, engineering, procurement and construction (to the extent undertaken) of the OTE Conveyance System has been undertaken at a standard that is consistent with Applicable Law, in accordance with Prudent Industry Practices, fit for purpose and complete in every detail and free of defects, deficiencies, errors or omissions.

(i) *Rights Assignable to Baha Mar.* Any effective or still current warranties given by OTE's Contractor under the EPC Agreement shall transfer to Baha Mar or a third party with the transfer of the OTE Conveyance System under Article X. Without any further consent, the rights of OTE under the EPC Agreement are assignable to Baha Mar, its assigns, and/or Baha Mar's Financing Parties and their respective successors and assigns upon Baha Mar's written request following termination or expiration of this Agreement.

(j) *Information.* All information in relation to OTE or as otherwise provided by OTE in relation to this Agreement, in each case as set out in this Agreement, is true accurate and without material omission.

(k) *Intellectual Property.* OTE has all necessary Intellectual Property rights and licenses to build, own, and operate the OTE Conveyance System (including the IP License), to provide the Chilled Water and to otherwise perform its obligations under this Agreement and any such use will not infringe the Intellectual Property rights of any third party. The Intellectual Property rights (including the IP License) are assignable to Baha Mar, without the need for further consent.

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12.02 Representations and Warranties of Baha Mar. As of the Execution Date and the Effective Date, Baha Mar represents and warrants to OTE as follows:

(a) *Corporate Standing.* Baha Mar is a Bahamian International Business Corporation duly registered, validly existing and in good standing under the laws of The Bahamas. Baha Mar is duly qualified and is in good standing under the laws of each jurisdiction that its business, as currently being conducted, shall require it to be so qualified.

(b) *Due Authorization; Enforceability.* Baha Mar possesses all requisite power and authority to enter into and perform this Agreement and to carry out the transactions contemplated herein. Baha Mar's execution, delivery and performance of this Agreement have been duly authorized and this Agreement has been duly executed and delivered and constitutes Baha Mar's legal, valid and binding obligation, enforceable against Baha Mar in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency and other legal principles pertaining to creditor's rights.

(c) *Governmental Authorizations.* Baha Mar is the holder of and is in compliance with all Governmental Authorizations required to permit it to enter into its obligations under this Agreement, and Baha Mar is or shall become the holder of and shall comply with all Governmental Authorizations required to permit it to perform its obligations in accordance with this Agreement.

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ARTICLE XIII

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ARTICLE XIV

CONFIDENTIALITY

14.01 Confidential Information.

(a) *Restricted Use and Nondisclosure.* A Party receiving Confidential Information shall: (i) treat such Confidential Information as confidential and use reasonable care not to divulge such information to another Person (except for Financing Parties, counsel and other consultants acting at the request of the receiving Party in connection with the OTE Conveyance System or this Agreement, and provided that such Persons (including Affiliates) are under an obligation of confidentiality or have executed a written agreement agreeing to be bound by the provisions of this Section), such care to be commensurate, at a minimum, with the care exercised by each of OTE and Baha Mar for protection of its confidential information of a similar nature to the Confidential Information; (ii) restrict access to Confidential Information to personnel who reasonably require such information in connection with this Agreement; (iii) not make any copies of the other Party's Confidential Information unless approved in writing by the other Party, and, if approval is given, reproduce the other Party's proprietary rights notices on any approved copies; and (iv) restrict the use of such Confidential Information to matters related to the performance of this Agreement.

(b) *No License; Limited Rights.* Except as expressly provided elsewhere herein, nothing in this Agreement is intended to or shall be construed as granting to any Party any license or right to either Party under any patent, copyright, or other intellectual property right of the other Party (including, in the case of OTE, any right to the Intellectual Property), nor shall this Agreement impair the right of any Party to contest the scope, validity, or alleged infringement of any patent or copyright. This Agreement shall not grant any Party any rights in or to the Confidential Information of the other Party, except as expressly set forth in this Agreement.

(c) *Return or Destruction of Confidential Information.* At any time upon written request by the disclosing Party, the other Party shall promptly return to the disclosing Party all its Confidential Information, including all copies thereof; provided, however, that the other Party shall be entitled to keep one (1) copy of such Confidential Information for its legal records. The return of Confidential Information to the disclosing Party or the retention of a copy of Confidential Information for legal records shall not release a Party from its obligations hereunder with respect to such Confidential Information.

(d) *Injunctive Relief.* Each Party agrees that the other Party shall be entitled to injunctive relief in the event of any breach or anticipated breach of this Section 14.01, without proof of any actual or special damages.

14.02 Publicity and Announcements. OTE and Baha Mar shall coordinate with each other with respect to, and provide advance copies to the other for review of, the text of any proposed disclosure, announcement or publication that includes any non-public information concerning the OTE Conveyance System or the Agreement prior to the dissemination thereof to the public or to any Person other than employees, Representatives, agents, advisors, contractors or subcontractors of any tier, and in each case, who agree to keep such information confidential. Notwithstanding the foregoing, each Party may disclose the existence and basic elements of the relationship described in this Agreement to potential investors in their respective companies or projects.

ARTICLE XV

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ARTICLE XVI

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ARTICLE XVII

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ARTICLE XVIII

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ARTICLE XIX

ADDITIONAL SERVICES/BUSINESSES

19.01 Use of OTE Conveyance System. OTE shall not use the OTE Conveyance System for any other purpose than providing the Chilled Water to Baha Mar as contemplated under this Agreement, without the prior written consent of Baha Mar, except the OTE Conveyance System may be used to produce potable water as determined by separate agreement between the Parties.

19.02 Cooperation. The Parties agree to cooperate to discuss opportunities to jointly develop additional services to Baha Mar and/or revenue streams from the OTE Conveyance System, including the provision of Chilled Water to third parties, bottled water and reverse osmosis applications. Any development of such opportunities shall be by separate agreement between the Parties and shall be conducted so as not to interfere in any way with the provision of Chilled Water by OTE to Baha Mar in accordance with the terms of this Agreement.

ARTICLE XX

MISCELLANEOUS

20.01 Foreign Corrupt Practices Act. To the extent applicable, each of OTE and Baha Mar shall at all times comply with the U.S. Foreign Corrupt Practices Act of 1977, Pub. L. No.

95-213, §§101-104 (15 U.S.C. §§ 78dd-1 et seq.) and the Prevention of Bribery Act (The Bahamas).

20.02 Entire Agreement. This Agreement constitutes the entire agreement of the Parties and supersedes any prior expressions of intent, understandings or proposals with respect to this transaction.

20.03 Nature of Agreement; Status of the Parties. This Agreement is not a financing arrangement or a disguised financing arrangement, and it is the express intent of the Parties that this Agreement not be a financing arrangement or a disguised financing arrangement. The Parties are independent contractors under this Agreement. Nothing contained in this Agreement (or any other agreement between the Parties) is intended implicitly, or shall be construed, to establish a joint venture, partnership or other fiduciary relationship between OTE and Baha Mar. It is the express intent of the Parties that they not be partners, joint-venturers or co-venturers with one another or with any other party, or agents for one another or for any other party with regard to any activities contemplated by this Agreement or otherwise. Unless specifically authorized in this Agreement (or later agreements between the Parties), no Party shall have any express or implied right or authority to assume or create any obligations on behalf of, or in the name of, the other Party, or to bind the other Party to any contract, agreement or undertaking with any other Person.

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20.05 No Implied Licenses. Only licenses and rights granted expressly herein shall be of legal force and effect. No license or other right shall be created hereunder by implication, estoppel or otherwise.

20.06 Allocation of Costs. Except as expressly provided in this Agreement, OTE and Baha Mar shall each bear its respective costs and expenses, including attorneys' fees, incurred by it in the respect of the transaction, whether or not the transaction is consummated. For the avoidance of doubt, neither Party may claim any amount from the other in relation to any costs incurred prior to the Execution Date.

20.07 Amendments. Any amendment or waiver of any provision of this Agreement shall only be effective if made in writing and signed by the Parties.

20.08 Delay or Omission. The failure or delay of a Party to require performance by the other Party of any provision of this Agreement shall not affect its right to require performance of such provision nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. Each and every right, power and remedy granted hereunder or by law shall be cumulative and may be exercised in part or in whole from time to time.

20.09 Severability. If any one or more of the provisions contained in this Agreement or any document executed in connection herewith shall be invalid, illegal or unenforceable in any respect under any Applicable Law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

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20.13 Notice. Each notice, demand or other communication to be given or made under this Agreement shall be: (i) in writing and delivered or sent to the relevant Party at its address or fax number set out below (or such other address or fax number as the addressee has by ten (10) days' prior written notice specified to the other Parties); or (ii) an electronic mail message with confirmed electronic receipt and contemporaneous telephonic notice of the sending of such message:

To OTE:
OCEAN THERMAL ENERGY CORPORATION
Attention: Jeremy Feakins, Chairman and Chief Executive Officer
800 South Queen Street, Lancaster, Pennsylvania 17603
Phone: +1 717 299 1344
Fax: +1 717 871 6602
Email: jeremy@otecorporation.com

With a copy to (which shall not constitute giving of notice):

Attention: Gerald S. Koenig, General Counsel
1629 K Street NW, Suite 300
Washington D.C., 20006
Phone: +1 703 725 4002
Fax: +1 571 282 0981
Email: gerald@otecorporation.com

To Baha Mar:
BAHA MAR LTD.

Attention: Doug Ludwig, Chief Financial Officer
Cable Beach, West Bay Street, N10977, Nassau, NP, The Bahamas
Phone: 1 242 677 9005
Fax: 1 242 677 9100
Email: dludwig@bahamar.com

With a copy to (which shall not constitute giving of notice):

Attention: Uri Clinton, General Counsel
Cable Beach, West Bay Street, N10977, Nassau, NP, The Bahamas
Phone: 1 242 677 9068
Fax: 1 242 677 9100
Email: uclinton@bahamar.com

Any notice, demand or other communication so addressed to the relevant Party shall be deemed to have been delivered: (a) if given or made by letter or electronic mail message, when actually delivered to the relevant address; and (b) if given or made by fax, when dispatched with a simultaneous confirmation of transmission, provided that if such day is not a Business Day, such notice, demand or other communication shall be deemed delivered on the next following Business Day.

20.14 Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as reasonably necessary or appropriate in order to carry out the express provisions of this Agreement; provided that the foregoing shall not be deemed to imply or create any obligation of a Party beyond those expressly stated in this Agreement.

20.15 Waiver. The waiver by a Party of any right hereunder, or of any failure to perform or breach by another Party hereunder, shall not be deemed a waiver of any other right hereunder or of any other breach or failure by another Party hereunder whether of a similar nature or otherwise.

20.16 Headings. All headings are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

20.17 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(Signatures follow on next page)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized Representatives as of the date first written above.

"OTE"

OTE BM LTD.

Name: Jeremy P. Rakins

Title: President

Signature:

Date: 7/16/13

"Baha Mar"

BAHA MAR LTD.

Name: Thomas M. Dunlap

Title: President

Signature:

Date: 7/25/13

BAHA MAR LTD.

Name: Vaughn D. Roberts

Title: SVP. Finance and Corp. Alliances

Signature:

Date: 7/25/13

LEASE AGREEMENT

THIS LEASE AGREEMENT (this "Lease") is made this 1st day of October, 2010, by and between:

JPF VENTURE FUND 1, LP, a Pennsylvania limited partnership, with a registered address of 800 South Queen Street, Lancaster, PA 17603 (hereinafter "Landlord")

and

OCEES INTERNATIONAL, INC., a Hawaii corporation, and **OCEAN THERMAL ENERGY CORPORATION**, a Delaware corporation, (hereinafter "Tenants").

WITNESSETH:

1. **GRANT AND PREMISES.** In consideration of the payment of rent and the performance of the covenants and agreements herein contained, for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, Landlord hereby leases to Tenants and Tenants hereby lease from Landlord that certain real estate, together with the improvements erected thereon ("Improvements") in Lancaster County, Pennsylvania, and more particularly described as 800 South Queen Street, Lancaster, PA 17603 (the "Premises").

2. **TERM.** The term of this Lease (the "Term") shall commence on October 1, 2010 (the "Commencement Date") and shall end at midnight on the last day of the month containing the fifth (5th) anniversary of the Commencement Date unless the Commencement Date is the first day of a month, in which case, on the last day of the month prior to the fifth (5th) anniversary of the Commencement Date. In addition, the Term may be extended for two (2) additional five (5) year terms if Tenants are not then in default of this Lease, and if the Lease is not terminated by either party by delivering sixty (60) days written notice to the other party prior to the expiration of the initial term or any renewal thereof (the renewal option shall hereinafter be referred to as a "Renewal Term"). In a Renewal Term, all the terms and conditions of this Lease shall continue in full force and effect, except that the rent during the Renewal Term shall be adjusted as provided in this Lease.

3. **RENT.**

(a) **Basic Rent.** Tenants shall pay to Landlord as rent hereunder ("Basic Rent") as follows:

(1) During the initial Term, the amount of One Hundred Twenty Thousand ($120,000.00) Dollars per year, payable in equal monthly installments of Ten Thousand ($10,000.00) Dollars on or before the first day of each month;

(2) Thereafter, for any Renewal Term, Landlord has the right to increase the Basic Rent by a reasonable amount relative to the economic circumstances of the area.

Tenants shall pay the Basic Rent in advance in equal monthly installments on the first day of each and every month during the Term of this Lease without demand, offset, reduction or abatement. All other amounts due from Tenants to Landlord hereunder shall hereinafter be referred to as "Additional Rent" (Additional Rent, together with Basic Rent, being hereinafter referred to as "Rent").

(b) **Late Charges.** In the event that Tenants fail to make any payment of Rent due hereunder within ten (10) days of the date due, Tenants shall pay a late charge of five (5%) percent of the amount being paid late, not as a penalty but as compensation to Landlord for the additional cost of collection.

(c) **Rent Prorations.** In the event that the Commencement Date is other than the first day of a calendar month or in the event that the Term of this Lease terminates on other than the last day of a calendar month, then the Basic Rent for the portion of that month shall be prorated based upon the actual number of days of that month contained within the Term.

4. **USE.** Tenants shall use the Premises only as Tenants' commercial head-quarters and for no other purpose. Tenants may not use the Premises for any purpose other than that stated in this Section 4 without the prior written consent of Landlord, which consent shall not be unreasonably withheld or delayed.

5. **COMPLIANCE WITH LAWS.** Tenants covenant and agree to comply with all federal, state and local laws, statutes, ordinances, rules, regulations, orders and requirements relating to Tenants' use and occupancy of the Premises. Tenants further covenant and agree to permit nothing to be done in, on or concerning the Premises which would invalidate, conflict with or increase the premiums for fire, casualty or liability insurance covering the Premises.

6. **ENVIRONMENTAL PROVISIONS.**

(a) **Environmental Definitions.** The term "Hazardous Materials" shall mean any product, co-product, substance, material, waste, gas, PCB's or particulate matter which is regulated by any local government authority, the Commonwealth of Pennsylvania, or the United States Government, including, but not limited to, any material or substance which is (1) defined as a "Hazardous Waste", "Hazardous Material", "Hazardous Substance", Extremely Hazardous Waste", "Restricted Hazardous Waste", "Regulated Substance", "Pollutant", "Contaminant", "Residual Waste" or similar label under any provision of federal or Pennsylvania Law, (ii) Petroleum, or any fraction thereof, (iii) asbestos, (iv) polychlorinated biphenyl, (v) radioactive material, (vi) designated as a "hazard substance" pursuant to the Clean Water Act, (vii) defined as "hazardous substance", "Pollutant or Contaminant", or "Petroleum, or any fraction thereof" pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. The term "Environmental Laws" shall mean all statutes specifically described in the foregoing sentence and all federal, state and local environmental health and safety statutes, ordinances, codes, rules, regulations, orders, decrees and common law actions regulating, relating to or imposing liability or standards concerning or in connection with Hazardous Materials.

(b) **Environmental Representations, Warranties and Covenants**. Tenants covenant that it has not brought and shall not bring, keep or permit to be brought or kept in or on the Premises any flammable, explosive or other dangerous materials including, without limitation, any materials that are regulated as Hazardous Materials under any federal, state or local environmental law, rule or regulation; provided, however, that Tenants may permit any such materials to be kept on the Premises so long as the same are kept and stored and disposed of in accordance with all applicable Environmental Laws.

In the event that Tenants receive any notice of:

(1) The happening of any event involving the spill, discharge or clean up of any hazardous or toxic waste or material, including any petroleum product, on or about the Premises (individually, a "Hazardous Discharge"); or

(2) Any complaint, order, citation or notice with regard to air emissions, water discharges or noise emissions under any Environmental Law (individually, an "Environmental Complaint") from any person or entity including, without limitation, the Pennsylvania Department of Environmental Protection ("DEP"), the United States Environmental Protection Agency ("EPA"), or the Untied States Army Corps of Engineers (the "Corps"), then Tenants shall immediately give written notice thereof to Landlord and shall promptly comply with its obligations under law with regard to such Hazardous Discharge or Environmental Complaint.

(c) **Tenants' Environmental Indemnity**. Tenants agree to indemnify, defend and hold harmless Landlord and its successors and assigns from and against any and all debts, liens, claims, causes of action, administrative orders and notices, costs (including, without limitation, response and/or remedial costs), personal injuries, losses, damages, liabilities, demands, interests, fines, penalties and expenses (including reasonable attorneys' fees and expenses, consultants' fees and expenses, technical and legal investigation fees and expenses, court costs and all other out-of-pocket expenses), suffered or incurred by Landlord, its successors and assigns, as a result of any matter, condition or state of facts involving Environmental Laws or Hazardous Materials shown to be caused by Tenants during the Term or any Renewal Term (or through Tenants' prior occupancy) and which fail to comply with (i) Environmental Laws or (ii) any common law theory of liability, regardless of whether or not Tenants had knowledge of same.

7. ALTERATIONS, ADDITIONS AND MODIFICATIONS.

(a) **Alterations, Additions and Modifications**. Neither Tenants nor Landlord shall make any alterations, changes, improvements, repairs, replacements or additions to the Premises without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed. Tenants may remove its trade fixtures, furniture and equipment not attached to the Premises at any time or upon the expiration of the Term, if Tenants are not then in default of this Lease, provided that Tenants shall repair promptly any and all damage caused by such removal.

(b) **Mechanics' Liens**. Tenants have no authority to encumber the Premises with any lien including, but not limited to, mechanics' and material men's liens. Tenants shall not suffer or permit any such lien to exist. Should any such lien hereafter be filed, Tenants shall promptly discharge the same at its sole cost.

8. REAL ESTATE TAXES.

(a) **Tenants to Pay**. Tenants shall pay, no later than ten (10) days prior to the date upon which the same become delinquent, all real estate taxes (county, municipal and school district) and general and special assessments (including sewer and water rentals and charges, trash, street lights, etc.) which are assessed against the Premises, along with any lienable item of a similar nature assessed or imposed by any governmental entity during the Term of this Lease. Upon request, Tenants shall provide Landlord with evidence of payment of such real estate taxes and assessments.

(b) **Proration**. Tenants' liability for such real estate taxes, charges and assessments shall be prorated on the basis of a 365-day year to account for any fractional portion of a fiscal tax year included in the Term at its commencement and at its expiration or termination.

(c) **Landlord's Right to Pay at Tenants' Cost**. If Tenants fail to pay any such real estate taxes or assessments that it is obligated to pay pursuant to this Section 8 within the time period specified in Subsection 8(a), Landlord may pay such real estate taxes or assessments, as the case may be, together with the interest and penalties thereon, and the amount so paid shall be considered Additional Rent due and in arrears.

(d) **Right to Contest**. Tenants may contest taxes that it is obligated to pay and make application for the reduction thereof, or of any assessment upon which the same may be based, and Landlord agrees, at the request of Tenants, to execute or join in the execution of any instruments or documents reasonably necessary in connection with such contest or application. If Tenants shall contest the amount or legality of any such real estate taxes or assessments, or make application for the reduction thereof or of any assessment upon which the same may be based, the time within which Tenants shall be required to pay the same shall be extended until such contest or application shall have been finally determined. Tenants agree that it will prosecute any such contest or application with due diligence and that it will, within thirty (30) days after final determination thereof, pay the amount of any such real estate taxes or assessments which may have been the subject of such contest or application as so determined, together with any interest and penalties, costs and charges which may be payable in connection therewith.

9. **REPAIR AND MAINTENANCE**. Tenants, at its own cost and effort, represent and warrant that for the duration of the lease term that the following items of the Premises will continue to be kept in good working order and repair (unless repairs or maintenance are caused by defects in the original installation or construction of the facilities and all improvements to the Premises): hot water, heating, air conditioning, plumbing and electrical systems. Tenants will make, at its own cost and efforts, any and all repairs of a structural nature to said improvements including, but not limited to, the roof (except to the extent that damage to the roof is caused by the negligence of Landlord), exterior walls and foundation walls; and Tenants will also make, at its own costs and effort, any non-structural repairs (except those made necessary by defects in construction) as well as the maintenance of the driveways and parking lots. If the repairs required to be made by Tenants are not completed within a reasonable time after request for such repair by Landlord, Landlord shall have the option to make such repairs after first giving Tenants fifteen (15) days notice of its intention to do so, and any amounts expended by virtue thereof shall be added to or subtracted from the next month's rent in the full amount of the expenditures.

Tenants, during the term of this Lease, shall at its own expense, maintain and repair when needed all of the mechanical equipment (HVAC system), including but not limited to heating and air conditioning units, plumbing and electrical units, in a good condition and good state of repair. Further, Tenants shall maintain a service contract on the HVAC system with a reputable heating and air conditioning contractor, providing for regular routine maintenance, changing of filters and lubricating the HVAC system, or if it does not maintain a service contract, it shall provide to Landlord evidence that it has had the HVAC system inspected and serviced at least twice during each calendar year.

Tenants shall keep the Premises free and clear of rodents, bugs and vermin, and Tenants shall use, at its costs and at such intervals as Landlord shall reasonably require, a reputable pest extermination contractor to provide extermination services in the Premises.

Tenants shall keep the Premises and adjacent common areas orderly, neat, clean and free from rubbish and trash at all times and to permit no refuse to accumulate around the exterior of the Premises. Trash shall be stored in a sanitary and inoffensive manner inside the Premises or in screened areas approved by Landlord, and Tenants shall cause the same to be removed at reasonable intervals.

10. **INSURANCE.**

(a) **Hazard/Property Insurance**. Tenants shall insure the Premises against fire and other casualties (with extended coverage) at the replacement cost of the Improvements (including any additions, alterations or modifications to the Improvements) with an insurer authorized to transact business within the Commonwealth of Pennsylvania and reasonably acceptable to Landlord and any mortgagees of Landlord. The policy shall name Landlord and any mortgagees of Landlord as loss payees thereunder and shall provide such coverages and contain such endorsements as Landlord and any mortgagees of Landlord may reasonably require from time to time. The policy of insurance shall provide that it will not be canceled without at least thirty (30) days prior written notice to Landlord.

(b) **Liability Insurance**. Tenants shall carry public liability insurance with an insurer authorized to transact business in the Commonwealth of Pennsylvania (which policy may be an umbrella policy) and reasonably acceptable to Landlord, with a limit of liability of not less than $1,000,000.00 per person and $3,000,000.00 per occurrence and property damage liability of not less than $1,000,000.00. Each policy shall name Landlord and any mortgagees of Landlord as additional insureds thereunder and shall provide such coverages and contain such endorsements as any mortgagee of Landlord may reasonably require from time to time.

(c) **Tenants' Insurance**. Tenants shall maintain, at its expense, fire and extended coverage insurance on all of its personal property located in, at or on the Premises including, without limitation, all removable trade fixtures, furniture and equipment.

11. **UTILITIES**. Tenants shall pay all charges for utilities of any kind relating to the Premises.

12. **DESTRUCTION OF IMPROVEMENTS LOCATED ON PREMISES.**

(a) **Obligation to Reconstruct**. If the Improvements are damaged by fire, the elements, accident or other casualty such that no more than fifty (50%) percent of the area of the Improvements is destroyed or no more than fifty (50%) percent of the total value of the Improvements is destroyed, then Landlord shall have the obligation to reconstruct the Premises and the Improvements substantially as they existed on the Commencement Date. Landlord shall proceed diligently with the reconstruction of the Improvements and the Premises. During such period of reconstruction, Rent hereunder shall abate in proportion to the area of the Improvements rendered unfit for occupancy, in Tenants' reasonable judgment.

(b) **Option to Reconstruct**. If the Improvements are damaged by fire, the elements, accident or other casualty such that in excess of fifty (50%) percent of the area of the Improvements is destroyed or in excess of fifty (50%) percent of the total value of the Improvements is destroyed, then either Landlord or Tenants may, at their option, terminate this Lease by written notice to the other, in which event neither Landlord nor Tenants shall have any further liability hereunder from the date of such notice. In the event that neither Landlord nor Tenants elect to terminate this Lease as aforesaid, Landlord shall cause the damage to be repaired as provided in Subsection 12(a) of this Lease and the Rent shall abate during such period of reconstruction in proportion to the area of the Improvements rendered unfit for occupancy. The parties shall make their election as provided in this Subsection 12 (b) within thirty (30) days following the casualty.

13. **EMINENT DOMAIN.**

(a) **Total Taking.** In the event that the entire Premises, or so much of the Premises so that the Improvements and the Premises, in the reasonable judgment of Tenants, cannot be reconstructed as an economically viable project, is taken or condemned pursuant to the power of eminent domain, or by purchase in lieu thereof, this Lease shall terminate on the date of the vesting of title in the condemnor and neither Landlord nor Tenants shall have any further liability hereunder from such date.

(b) **Partial Taking.** In the event that part, but not all of the Premises is taken or condemned pursuant to the power of eminent domain, or by purchase in lieu thereof, so that in the reasonable judgment of Tenants the Improvements and the Premises cannot be reconstructed as an economically viable project, this Lease shall terminate on the date of the vesting of title in the condemnor and neither Landlord nor Tenants shall have any further liability hereunder from such date.

(c) **Temporary Taking.** In the event of a temporary taking of the Premises pursuant to the power of eminent domain, that negatively impacts upon Tenants' ability to use the Premises for their intended purpose, this Lease shall not be terminated thereby but Rent shall abate in proportion to the area taken during the period of the taking. In exchange for abatement of Tenants' Rent, all compensation payable for the temporary taking shall be the sole property of Landlord.

14. **SUBORDINATION AND ATTORNMENT.** This Lease shall be subject and subordinate to the lien of any mortgages which may now or hereafter be placed upon the Premises by Landlord; provided, however, that such subordination shall permit Tenants to occupy the Premises under the terms of this Lease so long as Tenants are not in default hereunder. Tenants agree to attorn to any purchaser at foreclosure sale or by deed in lieu thereof. Landlord may obtain a subordination and nondisturbance agreement, in form and content acceptable to Tenants, from all present and future lenders holding a security interest in or having a mortgage upon the Premises.

(2) All actions, judgments, awards, claims, demands, causes of action, losses, damages, liabilities, cost and expenses (including reasonable attorneys' fees and expenses) incident to any of the foregoing.

18. **RIGHT OF FIRST REFUSAL.** During the Term of this Lease, and if Tenants are not then in default of this Lease, Tenants shall have a right of first refusal (the "First Refusal") to purchase the Premises from Landlord, its successors and assigns. At such time as Landlord receives a bona fide offer from an unrelated third party to purchase the Premises that Landlord desires to accept (the "Offer"), Landlord shall first deliver a copy of such offer to Tenants, whereupon Tenants may, within thirty (30) days following receipt of the offer, either exercise or decline to exercise its First Refusal. Failure on the part of Tenants to act shall be deemed a rejection of the offer to exercise its First Refusal. Should Tenants exercise its First Refusal, Tenants and Landlord shall execute a sales agreement in the form of the Offer and shall thereafter close in accordance therewith.

19. **MISCELLANEOUS.**

(a) **Holdover Tenancy**. Any holding over by Tenants with or without the consent of Landlord after the expiration of the Term of this Lease shall be construed to be a tenancy from month-to-month and shall be at one hundred and fifty (150%) percent of the Basic Rent payable immediately prior to the expiration of the Term of this Lease and in accordance with all of the other terms, provisions, covenants and conditions contained in this Lease.

(b) **Quiet Enjoyment**. Provided that Tenants are not at such time in default hereunder, Tenants shall have peaceable and quiet enjoyment and possession of the Premises during the Term of this Lease without any hindrance from Landlord, its agents or employees.

(c) **Estoppel Certificates**. Each party to this Lease agrees that, within ten (10) days after request by the other party, they will deliver an estoppel certificate to any proposed mortgagee or purchaser, or to the requesting party, certifying (if such be the case) that this Lease has not been modified, that this Lease is in full force and effect, that there are no defenses or offsets thereof (or stating any claims for such by the other party), and any other matter reasonably requested.

(d) **Inspection**. Landlord or Landlord's agents or employees shall have the right to enter the Premises at reasonable times to examine the same, to show the Premises to prospective mortgagees, purchasers or lessees of the Premises and to make such repairs as Landlord may deem necessary or desirable (without, however, any obligation so to do); provided that such repairs shall not unreasonably interfere with Tenants' occupancy of the Premises or the conduct of its business therefrom.

(e) **Broker's Fees**. Tenants and Landlord represent and warrant that they have dealt with no real estate agent or broker who would be entitled to a commission as a result of the execution and delivery of this Lease or upon Tenants' exercise of the First Refusal.

(f) **Recording**. This Lease shall not be recorded but a memorandum of this Lease may be recorded by either party at its option and at its cost and the other party agrees to execute any such memorandum upon such request.

(g) **Successors and Assigns**. Subject to the provisions of Section 15 of this Lease, this Lease and all of the terms, provisions, covenants and conditions contained herein shall inure to the benefit of, and be binding upon, Landlord and Tenants and their respective heirs, personal representatives, successors and assigns.

(h) **No Partnership**. Nothing contained in this Lease shall be deemed or constructed by the parties hereto or by any third person as creating the relationship of principal and agent or a partnership or joint venture between the parties hereto, it being expressly understood and agreed that no provision contained herein nor any act of the parties hereto shall be deemed to create any relationship between the parties hereto other than the relationship of landlord and tenant.

(i) **No Waiver**. No waiver of any condition, legal right or remedy shall be implied by the failure of either party to declare a forfeiture, or for any other reason, and no waiver of any condition or covenant shall be valid unless it is contained in a writing signed by both parties, nor shall the waiver of a breach of any condition be claimed or pleaded to excuse the future breach of the same condition or covenant. This Lease cannot be amended, modified or terminated except by an instrument in writing signed by all of the parties.

(j) **Governing Law**. This Lease shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

(k) **Jurisdiction for Disputes**. The parties agree that any dispute arising under this Agreement shall be filed in the Court of Common Pleas of Lancaster County, Pennsylvania. The parties hereby consent to the jurisdiction of the Court of Common Pleas of Lancaster County, Pennsylvania, and hereby waive any objection thereto. Should any party hereto be required to take legal action to enforce its rights hereunder and prevail in that legal action, then that party shall be entitled to the recovery of all costs incurred, including, but not limited to, filing fees and reasonable attorneys' fees. Each Party hereby agrees to waive its right to jury trial.

(l) **Entire Agreement**. This Lease contains the entire agreement between Landlord and Tenants relative to the Premises and supersedes all prior and contemporaneous negotiations, understandings and agreements, written or oral, between the parties.

(m) **Severability**. If any term or provision of this Lease or the application thereof to any person or circumstance shall to any extent be invalid or unenforceable, the remainder of this Lease, or the application of such term or provision to persons or circumstances other than those as to which it is invalid or unenforceable, shall not be affected thereby, and each term and provision of this Lease shall be valid and enforceable to the fullest extent permitted by law.

(n) **Time of Essence**. Time is of the essence with respect to all of Tenants' and Landlord's obligations under this Lease.

(o) **Notices**. All notices, requests, demands, directions and other communications (collectively "Notices") under the provisions of this Lease shall be in writing and shall be sent (i) by first-class express mail, certified with return receipt requested, or (ii) by fax with confirmation in writing mailed first-class, or (iii) by guaranteed overnight delivery service with receipt therefore, or (iv) by hand, in all cases with charges prepaid, and any such properly given Notice shall be effective when received or when such delivery is refused. All Notices shall be sent,

If to Landlord:
JPF Venture Fund 1, LP
800 South Queen Street
Lancaster, PA 17603

If to Tenants:
OCEES International, Inc.
800 South Queen Street
Lancaster, PA 17603

Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, PA 17603

Or in accordance with the last unrevoked written direction from such party to the other parties hereto.

IN WITNESS WHEREOF, the parties have executed this Lease or have caused this Lease to be signed in their respective corporate names by authorized officers, as of the date first set forth above.

WITNESS:

LANDLORD:

JPF VENTURE FUND 1, LP,
General Partner

By:________________ 10-25-10
Member

WITNESS:

TENANTS:

OCEES INTERNATIONAL, INC.

By:________________ 3 Nov 10

WITNESS:

TENANTS:

OCEAN THERMAL ENERGY CORPORATION

By:________________ 10-25-10

OCEAN THERMAL ENERGY CORPORATION
Employment Agreement

This Employment Agreement ("Agreement") is effective January 1, 2011 and is entered into by and between Ocean Thermal Energy Corporation, a Delaware corporation having an office at 800 South Queen Street, Lancaster, Pennsylvania (hereinafter referred to as "Company"), and Jeremy P. Feakins, an individual whose address is 1200 West Penn Grant Road, Lancaster, PA 17603("Executive").

In consideration of the premises and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company and Executive hereby agree as follows:

1. Employment
Company agrees to employ Executive and Executive agrees to enter the employment of the Company upon the terms and subject to the conditions herein provided.

2. Effective Date
This Agreement is effective immediately upon the date first written above (the "Effective Date").

3. Location
Executive's principal office shall be located in Company's corporate offices at 800 South Queen Street, Lancaster, Pennsylvania.

4. Duties and Responsibilities

(a) The Company hereby agrees that Executive shall serve as Chief Executive Officer ("CEO") of the Company and its subsidiaries, reporting directly to the Company's Board of Directors ("Board"). In this capacity, Executive shall be responsible for the daily operation and management of all of the Company's business affairs and personnel.

(b) During the term of this Agreement, Executive shall devote substantially full time and attention to the execution of the duties and responsibilities hereunder. Notwithstanding the above, Executive may hold a seat on the board of directors of one or more other companies, engage in passive personal investments and in other business, industry, civic and charitable activities that do not materially conflict with the business affairs of Company or materially interfere with the performance of Executive's duties and responsibilities hereunder.

5. Compensation

(a) Salary The Company acknowledges the compensation provided to the Executive hereunder is significantly less than would normally be commanded by the Executive or other such executives with similar experience and credentials for these services. Executive shall be paid a base annual salary ("Salary") of $350,000 payable in bi-weekly installments beginning the Effective Date; provided , however, that in consequence of the Company's limited immediate available cash resources and as an accommodation thereto (the "Accommodation"), except as otherwise provided herein, Executive shall receive for the period beginning the Effective Date and continuing until the Company's first financial close on a project with a capital cost of $25 million or more ("Financial Close"), $180,000 per annum. Within five (5) business days of such first Financial Close, the Executive shall be paid the sum of $350,000, as a bonus, plus the difference between the amount that otherwise would have been paid to the Executive absent the Accommodation and the amount received by the Executive pursuant to the Accommodation.

(b) **Salary Adjustment** The Board will review Executive's compensation on an annual basis and consider whether to increase (but not decrease) the Executive's Salary. Any increased Salary granted by the Board shall become the new Salary until subsequently increased by the Board.

(c) **Share Award** The Company may make an award of the Company's Common Stock to the Executive in such number of shares, at such time or times, and subject to such terms and conditions as the Board shall in its sole and absolute discretion determine.

(d) **Options** Immediately upon the Company's adoption of a stock plan (the "Plan"), as an additional retention incentive, the Company shall issue to Executive a five-year option, including provision for a "cashless exercise," to purchase one million (1,000,000) shares of the Company's Common Stock (the "Option") pursuant to the terms of the Plan, which Option shall constitute, to the extent allowable under Section 422 of the Internal Revenue Code (the "Code"), an Incentive Stock Option. One-half of the Option shares shall vest one year from the grant date, and twenty-five percent of the Option shares shall vest on the second and third year anniversary dates of the grant date, respectively; provided, however, that all of the Option shares shall vest immediately upon an Exit. The term "Exit", as used herein, shall mean a Change in Control, as defined in Exhibit A attached hereto, or, any issuance of preferred stock by the Company. The Option will be issued pursuant to the Plan and in accordance with the following terms:

I. The Option shall not be exercisable after the expiration of five (5) years from the grant date (the "Option Term").

II. In the event Executive's employment is terminated by the Company for any reason other than for Cause, all unvested portions of the Option shall immediately vest and the entire Option will remain valid throughout the Option Term; and

III. In the event Executive's employment is voluntarily terminated by Executive all unvested portions of the Option are forfeited and the remaining time to exercise the vested portion of the Option remains valid.

IV. Notwithstanding any provision in this Section 5(d) to the contrary, the Option will be granted subject to the requirements of Section 422 of the Code, and to the extent that the Option fails to satisfy such provision, the Option will be treated as a stock option that is not an incentive stock option.

6. Plan Registration
With respect to any Plan under which Executive is granted shares of Company Common Stock, or options to purchase shares of Company Common Stock, at any time when such stock is publicly traded, prior to such time as shares become vested (e.g., in the case of an award of restricted stock) or options granted to Executive under the Plan are first exercisable, if such shares must be registered in order to be sold, the Company shall have registered the interests in the Plan and the shares of Company's Common Stock reserved thereunder prior to the date on which the shares vest or the options first become exercisable, in accordance with all applicable securities laws.

7. Bonuses

(a) **<u>Project Bonus</u>** At the time of contract signing by all parties to any energy services agreement; power purchase agreement; build, own, operate and transfer agreement; or other similar or related agreement or agreements, where such agreement, or such agreements in the aggregate, provide for $25 million or more in revenue to the Company, the Company will pay the Executive a cash bonus equal to 100% of the Executive's Salary in effect at the time of such signing plus 500,000 shares of the Company's Common Stock.

(b) **<u>Other Bonuses</u>** The Executive will also be entitled to other annual bonuses consisting of cash, stock, restricted stock, options stock appreciation rights ("SARS") or other forms of awards based upon his performance and Company's overall achievement of its corporate goals. The types and amounts of such awards, if any, shall be determined solely in the discretion of and upon the recommendation of the Board; provided, however, that the present value of all such awards to the Executive in a year shall be adjusted, as necessary, to equal an amount not less than the present value of all such awards given to the executive employee of the Company receiving the highest present value of all similar awards in a year multiplied by a fraction, the numerator of which shall be the Executive's Salary for the year and the denominator of which shall be such other executive's annual base salary for the year.

8. Executive Benefits

During Executive's employment with the Company:

(a) Executive will be entitled to four (4) weeks paid vacation time during each twelve-month period, with such vacation accruing until used. Any vacation time not used at the end of the Executive's employment shall be paid out in cash equivalent based on the Executive's Salary in effect at the time of the Executive's termination and shall be paid not later than thirty (30) days thereafter; provided, however, that such amount shall be forfeited in the event that the Executive is terminated for Cause.

(b) The Company will pay the health care, prescription drug, dental and/or vision insurance premiums for coverage of the Executive, his spouse and dependents under the standard Company plan or plans, if any, in effect from time to time during Executive's employment with the Company.

(c) Provided the Company obtains a policy of group life insurance and Executive complies with and satisfies all underwriting and other requirements of the insurer, the Company will pay the life insurance premiums for a term life insurance policy with a death benefit equal to four (4) times the Executive's Salary in effect at the time the Executive first becomes eligible for such insurance.

(d) The Company shall provide Executive with a monthly automobile allowance of $1,000.00, which amount shall be taxable to the Executive.

(e) Wherever possible, Executive will be entitled to travel First Class, or Business Class if available, for all methods of travel on Company business or at the convenience or request of the Company, on the carrier of his choice. At the request of the Executive, the Company will purchase the tickets on behalf of Executive in advance of such travel. Upon submission to the Company of usual and customary documentation, Executive will be reimbursed within five (5) business days for all reasonable out of pocket expenses that are incurred in connection with job related activities, as well as travel on behalf of the Company. The Executive will be provided with a Company credit card for use in business-related travel and other business expenses, which uses the Executive shall support with appropriate documentation as to their business purpose.

(f) For each thirty-day period that the Executive is required to spend anywhere other than the Executive's principal office as set forth in Section 3 hereof, the Company will provide a minimum of two (2) round-trip First Class, or Business Class when available, airfare tickets for Executive and/or Executive's spouse or dependents to travel between such location and the Executive's principal office as set forth in Section 3 hereof. The Executive shall be responsible for any income taxes attributable to the provision of airfare tickets, as applicable.

9. Executive Kidnapping and Medical Evacuation Program(s)
The Company will provide at no cost to Executive, an Executive Kidnapping and Medical Evacuation program(s) and/or insurance policy, under which Executive will be provided coverage subject to such policies, terms, conditions and limitations as the Board shall approve in its sole discretion.

10. Term of Employment
The term of employment hereunder shall be for a period of five (5) years commencing from the Effective Date (the "Term"). Commencing on the fifth anniversary of the Effective Date and on each successive one (1) year anniversary date thereafter, the term of employment hereunder shall be extended for a period of one (1) year ("Renewal Term") unless either party gives the other notice of termination at least one hundred (100) days prior to the end of the Term or any Renewal Term. In such event, employment will terminate at the end of the Term or Renewal Term during which such notice was given.

(a) **Termination** Company may terminate Executive's employment during the Term or any Renewal Term for any reason, but if such termination is for any reason other than for Cause, such termination shall be in accordance with the provisions of Section 12 hereof. If Executive is terminated for Cause, then Executive shall be paid within thirty (30) days of such termination the unpaid portion of Executive's Salary then earned and due to Executive, and all compensation otherwise payable to Executive, including any and all unvested Plan awards and vested but unexercised Plan awards, under this Agreement shall be forfeited. As used herein, "Cause" means final conviction of a felony.

(b) **Notice** Should the Company terminate Executive's employment for Cause, no advance notice from the Company will be required, and all of the Executive's unvested Plan awards and vested Plan awards that have not been exercised as of the date of the termination will be forfeited immediately.

(c) **Shares and Options** Should the Company elect not to renew this Agreement after the Term or any Renewal Term, or should Executive voluntarily terminate his employment, then Executive shall retain the vested portion of any Plan award and the unvested portion will expire immediately upon Executive's termination of employment. In each such case, all vested Plan awards shall be non-forfeitable and shall retain their original expiration date.

11. Change in Control
The provision for a Change in Control Payment as described in Exhibit A attached hereto shall be applicable to Executive so long as Executive is employed by Company and thereafter, to the extent provided in such Exhibit A.

12. Severance

Other than in the case of a timely noticed non-renewal of Executive's employment hereunder pursuant to Section 10, if Executive's employment is terminated by Company without Cause for any reason during the Term or Renewal Term, Executive shall be entitled to receive from Company (i) a cash severance payment equal to three times the amount of the Executive's then applicable Salary, if the termination occurs on or before the third anniversary of the Effective Date, (ii) a cash severance payment equal to the unpaid portion of the Executive's then applicable Salary for the remainder of the Term or Renewal Term plus an amount equal to twice the Executive's then applicable Salary, if the termination occurs after the third anniversary of the Effective Date but before the fifth anniversary of the Effective Date, or (iii) a cash severance payment equal to the unpaid portion of the Executive's then applicable Salary for the remainder of the Term or Renewal Term if the termination occurs after the fifth anniversary of the Effective Date (each, a "Severance Payment"). In the event that the Executive is terminated by Company without cause, then all of Executive's outstanding Plan awards shall immediately and fully vest. Other than any Change in Control Payment to which Executive may also be entitled in accordance with Section 11; any bonus to which Executive may be entitled under Section 7; or any payment or benefit to which Executive may be entitled under any separate agreement between Executive and the Company, the Company shall have no further obligation to Executive in the event of Executive's termination by the Company without Cause beyond those obligations described in this Section 12. If the Company fails to make any payment when due under this Section 12, and Executive initiates arbitration pursuant to Section 17 to enforce his rights under this Agreement, and Company is found to have violated this Agreement, then Company shall be obligated to pay Executive, in addition to the Severance Payment and other sums owed under this Agreement, an additional payment ("Enforcement Payment") equal to the Severance Payment plus the sum of all of the costs incurred by Executive, including attorneys', fees, to enforce this Agreement. It is explicitly agreed that the Enforcement Payment is a reasonable estimate of the value of time and expense that would be incurred by the Executive to enforce this Agreement and in no case shall be considered a penalty. Any payments due under this Section 12 shall be paid by wire transfer to a bank account specified by Executive no later than three (3) business days after the Executive's termination, except that the Enforcement Payment shall be due and payable in the same manner to Executive within ten (10) days of the date the Company is found to have violated this Agreement.

13. Ownership of Information

All documents, drawings, memoranda, notes, records, file correspondence, manuals, models, specifications, computer programs, E-mail, voice mail, electronic databases, maps, and all other writings or materials of any type embodying any information pertaining to the business of Company which Executive has developed, utilized or had access to during his employment with Company, are and shall be the sole and exclusive property of Company. Upon termination of Executive's employment with Company for any reason, Executive shall promptly deliver this property and all copies thereof to Company.

14. Non-Solicitation
During the term of Executive's employment and for a period of two (2) years thereafter, Executive will not, directly or indirectly, solicit or contact any employee of Company with a view to inducing or encouraging such employee to leave the employ of Company for the purpose of being hired by Executive or an employer affiliated with Executive. Executive agrees that money damages would not be a sufficient remedy for any breach of this Section 14 by Executive, and that, in addition to all other remedies to which the Company may be entitled, the Company shall be entitled to injunctive or other equitable relief as a remedy for any such breach or threatened breach. Nothing in this Agreement shall be construed as prohibiting the Company from pursuing any other remedies that may be available to it, whether at law or in equity, for any breach or threatened breach hereof by Executive, including the recovery of damages. In addition, Executive agrees that the Company shall be entitled to recover from the Executive its reasonable attorneys' fees incurred in connection with obtaining any relief.

15. D&O Insurance and Indemnification
As soon as practicable, the Company shall purchase a directors and officers liability insurance policy, the terms of which shall be approved by the Board, and will provide Executive with directors and officers liability insurance necessary to protect Executive from any and all expenses, obligations, liabilities, actions, suits or proceedings that may occur as the result of Executive's employment by the Company. In addition, if at any time Executive is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that Executive is or was a director, officer, executive or agent of Company and/or of any of its affiliates, or is or was serving at the request of Company as a director, officer, executive or agent of any other corporation, partnership, joint venture, trust, executive benefit plan or other enterprise, Company shall indemnify Executive and hold Executive harmless against expenses (including court costs and reasonable attorneys' fees), judgments, fines, penalties, amounts paid in settlement and any other liabilities actually and reasonably incurred by Executive in connection with such action, suit or proceeding to the full extent permitted by law. Expenses (including court costs and reasonable attorneys' fees) incurred by Executive in appearing at, participating in, or defending any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, shall be paid by Company at reasonable intervals in advance of the final disposition of such action, suit or proceeding promptly following receipt of Executive's written claim, including supporting documentation. The indemnification provided under this Section 15 shall apply whether or not the negligence of any party is alleged or proved. Nothing in this Section 15 shall be deemed to provide Executive with a right to indemnification in excess of the authority of the Company to provide indemnification granted by applicable law, and all limitations on indemnification set forth in such law shall be deemed to govern this Section 15.

16. Miscellaneous

(a) All payments required to be made by Company hereunder shall be subject to any withholding pursuant to any applicable law or regulation.

(b) This Agreement is binding upon, and shall inure to the benefit of, the parties hereto and their respective successors, heirs, administrators, executors and assigns.

(c) This Agreement, including any exhibits hereto, contains the entire agreement between the parties concerning the subject matter hereof; any prior or contemporaneous agreements or understandings, oral or written, not contained in this Agreement, are superseded and of no effect; and this Agreement may not be amended or modified except by a writing signed by both parties.

(d) Should one party waive compliance by the other party to any term or provision of this Agreement, such waiver shall be limited to the facts or circumstances giving rise to the noncompliance and shall not be deemed either a general waiver or modification with respect to the term or provision, or part thereof, being waived, or as to any other term or provision of this agreement, nor shall it be deemed a waiver of compliance with respect to any other facts or circumstances then or thereafter occurring.

(e) Any notice given hereunder shall be in writing and shall be deemed given when actually received or two (2) business days after tender to an overnight courier with a national reputation, duly addressed to the party concerned at the address specified in the preamble of this Agreement or such other address as a party shall provide in writing from time to time to the other party.

(f) In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions or portions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law. The respective rights and obligations of the parties shall survive any termination of this Agreement to the extent necessary to preserve such rights and obligations.

17. Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, except to the extent that federal laws supersede such laws, without regard to principles regarding conflicts of laws. Executive and Company agree that if any claim, action, dispute or controversy of any kind arises out of or relates to this Agreement or concerns any aspect of performance by any party under the terms of this Agreement, other than as may be enforced by way of injuctive relief pursuant to Section 14, prior to seeking any other remedies, the aggrieved party shall give written notice to the other party describing the disputed issue. Within ten (10) business days after the receipt of such a notice the parties shall attempt to resolve the dispute amicably through direct good faith negotiation. If the parties cannot so resolve the matter, the parties shall apply to the American Arbitration Association ("AAA") for a single arbitrator to be appointed to arbitrate the dispute in accordance with the AAA rules applicable to employment disputes. Arbitration shall take place in Lancaster, Pennsylvania. The decision of the AAA arbitrator shall be final and binding on all parties. The parties agree not to litigate the matter except to the extent necessary to enforce the arbitration award. The costs and expenses of any litigation to enforce the arbitration award shall be borne by the non-prevailing party. Executive and Company hereby acknowledge that they are waiving their rights to a jury trial with respect to any matter within the scope of this Section 17. In addition, to the extent that this Agreement permits any matter to be litigated, Executive and Company irrevocably submit in any suit, action or proceeding arising out of or relating to this Agreement to the jurisdiction and venue of the United States District Court for the Eastern District of Pennsylvania or, if such court has no jurisdiction in the matter, then to the jurisdiction and venue of the Court of Common Pleas for Lancaster County, Pennsylvania, and each hereby waives any and all objections to jurisdiction or venue that Company or Executive may have under the laws of Pennsylvania or of the United States.

18. Section 409A Compliance

This Agreement shall be interpreted and performed so as to comply with any applicable provisions of Section 409A of the Code ("Section 409A") and the regulations and official guidance issued pursuant thereto such as will avoid any inclusion of income by Executive under Section 409A of any payment or benefit under this Agreement or under any arrangement required to be aggregated with this Agreement. Terms defined in this Agreement will have the meanings given such terms under Section 409A if and to the extent required to comply with Section 409A. Any payments that are due within the "short term deferral period" as defined in Section 409A or that are paid in a manner covered by Treas. Reg. Section 1.409A-1(b)(9)(iii) will not be treated as deferred compensation unless applicable law requires otherwise. Neither the Company nor Executive will have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A. In any event, the Company makes no representations or warranty and will have no liability to the Executive or any other person, other than with respect to payments made by the Company in violation of the provisions of this Agreement, if any provisions of or payments under this Agreement are determined to constitute deferred compensation subject to Section 409A but not to satisfy the conditions of that section. For purposes of this Agreement, a termination of employment with the Company shall mean a "separation from service" as defined in Section 409A. If and to the extent any portion of any payment, compensation or other benefit provided to Executive in connection with Executive's separation from service (as defined in Section 409A) is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A and Executive is at such time a specified employee as defined in Section 409A(a)(2)(B)(i) of the Code, as determined by the Company in accordance with its procedures, by which determination Executive hereby agrees to be bound, such portion of the payment, compensation or other benefit will not be paid before the day that is six months plus one day after the date of separation from service (as determined under Section 409A) (the

"New Payment Date"). The aggregate of any payments that otherwise would have been paid to Executive during the period between the date of separation from service and the New Payment Date will be paid to Executive in a lump sum on the first payroll date after such New Payment Date, and any remaining payments will be paid on their original schedule.

19. Excess Parachute Payments

(a) In the event that the Executive is entitled to payments and/or benefits (i) in connection with Executive's employment with the Company or termination thereof or (ii) from the Company, any person whose actions result in a change of ownership or effective control covered by Section 280G(b)(2) of the Code, or any person affiliated with the Company or such person as a result of such change in ownership or effective control (collectively the "Company Payments"), and if such Company Payments will be subject to the tax (the "Excise Tax") imposed by Section 4999 of the Code, the Company shall pay to or for the benefit of the Executive at the time specified in subsection (c) below an additional amount (the "Gross-Up Payment") such that the net amount retained by the Executive, after deduction of any Excise Tax on the Company Payments and any U. S. federal, state, and local income or payroll tax upon the Gross-Up Payment, but before deduction for any U.S. federal, state, and local income or payroll tax on the Company Payments, shall be equal to the Company Payments. For purposes of calculating the Gross-Up Payment, the Executive shall be deemed to pay income taxes at the highest applicable marginal rate of federal, state or local income taxation for the calendar year in which the Gross-Up Payment is to be made.

(b) Subject to any determinations made by the Internal Revenue Service (the "IRS"), all determinations as to whether a Gross-Up Payment is required and the amount of Gross-Up Payment and the assumptions to be used in arriving at the determination shall be made by the Company's independent certified public accountants, appointed prior to any change in ownership (as defined under Section 280G(b)(2) of the Code) (the "Accountants"), in accordance with the principles of Section 280G of the Code. All fees and expenses of the Accountants will be borne by the Company. Subject to any determinations made by the IRS, determinations of the Accountants under this Agreement with respect to (i) the initial amount of any Gross-Up Payment and (ii) any subsequent adjustment of such payment shall be binding on the Company and the Executive.

(c) The Gross-Up Payment calculated pursuant to this Section 19 shall be paid no later than the thirtieth (30th) day following an event occurring which subjects the Executive to the Excise Tax; provided, however, that if the amount of such Gross-Up Payment or portion thereof cannot be reasonably determined on or before such day, the Company shall pay to the Executive the amount of the Gross-Up Payment no later than 10 days following the determination of the Gross-Up Payment by the Accountants. Notwithstanding the foregoing, the Gross-Up Payment shall be paid to or for the benefit of the Executive no later than 15 business days prior to the date by which the Executive is required to pay the Excise Tax or any portion of the Gross-Up Payment to any federal, state or local taxing authority, without regard to extensions.

(d) In the event that the Excise Tax is subsequently determined by the Accountants to be less than the amount taken into account hereunder at the time the Gross-Up Payment is made, the Executive shall repay to the Company, at the time that the amount of such reduction in Excise Tax is finally determined, the portion of the prior Gross-Up Payment attributable to such reduction (plus the portion of the Gross-Up Payment attributable to the Excise Tax and U.S. federal, state and local income tax imposed on the portion of the Gross-Up Payment being repaid by the Executive if such repayment results in a reduction in Excise Tax or a U.S. federal, state and local income tax deduction), plus interest on the amount of such repayment at the rate provided in Section 1274(b)(2)(B) of the Code. Notwithstanding the foregoing, in the event any portion of the Gross-up Payment to be refunded to the Company has been paid to any U.S. federal, state and local tax authority, repayment thereof (and related amounts) shall not be required until actual refund or credit of such portion has been made to the Executive, and interest payable to the Company shall not exceed the interest received or credited to the Executive by such tax authority for the period it held such portion. The Executive and the Company shall cooperate in good faith in determining the course of action to be pursued (and the method of allocating the expense thereof) if the Executive's claim for refund or credit is denied. However, if agreement cannot be reached, the Company shall decide the appropriate course of action to pursue provided that the action does not adversely impact any issues Executive may have with respect to his tax return, other than the Excise Tax.

(e) In the event that the Excise Tax is later determined by the Accountants or the IRS to exceed the amount taken into account hereunder at the time the Gross-Up Payment is made (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Company shall make an additional Gross-Up Payment to or for the benefit of the Executive in respect of such excess (plus any interest or penalties payable with respect to such excess) at the time that the amount of such excess is finally determined.

(f) In the event of any controversy with the IRS (or other taxing authority) with regard to the Excise Tax, the Executive shall permit the Company to control issues related to the Excise Tax (at its expense), provided that such issues do not potentially materially adversely affect the Executive. In the event issues are interrelated, the Executive and the Company shall in good faith cooperate so as not to jeopardize resolution of either issue. In the event of any conference with any taxing authority as to the Excise Tax or associated income taxes, the Executive shall permit the representative of the Company to accompany the Executive, and the Executive and the Executive's representative shall cooperate with the Company and its representative.

EXHIBIT A

Change in Control

If, within three (3) months following the occurrence of a Change in Control (as defined below), the Executive elects, by written notice to the Company, to terminate his employment with the Company then, in addition to any severance payments due under Executive's Employment Agreement with the Company, the Company shall pay to the Executive, within 10 days after his termination of employment, a lump sum cash payment in an amount equal to the Change in Control Payment (as defined below). If the Executive's employment is terminated prior to the date he elects to terminate but there is reasonable evidence that such termination (a) was at the request of a third party who has taken steps reasonably calculated to effect a Change in Control or (b) otherwise arose in connection with or in anticipation of a Change in Control, then for all purposes of this paragraph, such termination shall be considered to have occurred immediately following the Change in Control and the Executive's election to terminate his employment as of the date of the Change in Control. As used herein, the following terms shall mean:

(a) A "Change in Control" shall be deemed to have occurred upon: (i) the date of acquisition by any one person, or more than one person acting as a group (as defined in Treasury Regulations Section 1.409A-3(i)(5)(v)(B)), of stock of the Company that, together with stock held by such person or group, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company; provided, however, that if any one person, or more than one person acting as a group, is considered to own more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company, the acquisition of additional stock by the same person or persons shall not be deemed to be a Change of Control; (ii) the date any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing thirty percent (30%) or more of the total voting power of the stock of the Company; or (iii) the date that any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value of more than forty percent (40%) of the total gross fair market value of all of the assets of the Company immediately before such acquisition or acquisitions; provided, however, that transfers of assets of the Company of any value to a related person or entity as described in Treasury Regulations Section 1.409A-3(i)(5)(vii)(B) shall not result in a Change in Control. For purposes of (i) and (ii) above, a person shall be deemed to be the beneficial owner of any shares the person is deemed to own under the stock attribution rules of Section 318(a) of the Code.

(b) "Change in Control Payment" shall mean an amount equal to three (3) times the Executive's Salary in effect on the date of a Change in Control.

OCEAN THERMAL ENERGY CORPORATION
Employment Agreement

This Employment Agreement ("Agreement") is effective January 1, 2011 and is entered into by and between Ocean Thermal Energy Corporation, a Delaware corporation having an office at 800 South Queen Street, Lancaster, Pennsylvania (hereinafter referred to as "Company"), and James D. Greenberg, an individual whose address is 1352 Windemere Lane, Landisville PA 17538 ("Executive").

In consideration of the premises and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company and Executive hereby agree as follows:

1. Employment
Company agrees to employ Executive and Executive agrees to enter the employment of the Company upon the terms and subject to the conditions herein provided.

2. Effective Date
This Agreement is effective immediately upon the date first written above (the "Effective Date").

3. Location
Executive's principal office shall be located in Company's corporate offices at 800 South Queen Street, Lancaster, Pennsylvania.

4. Duties and Responsibilities

(a) The Company hereby agrees that Executive shall serve as Chief Strategy and Marketing Officer of the Company and its subsidiaries, reporting directly to the Company's Chief Executive Officer and Board of Directors ("Board"). In this capacity, Executive shall be responsible for the daily operation and management of all of the Company's strategy and marketing affairs and personnel.

(b) During the term of this Agreement, Executive shall devote substantially full time and attention to the execution of the duties and responsibilities hereunder. Notwithstanding the above, Executive may hold a seat on the board of directors of one or more other companies, engage in passive personal investments and in other business, industry, civic and charitable activities that do not materially conflict with the business affairs of Company or materially interfere with the performance of Executive's duties and responsibilities hereunder.

5. Compensation

(a) **Salary** The Company acknowledges the compensation provided to the Executive hereunder is significantly less than would normally be commanded by the Executive or other such executives with similar experience and credentials for these services. Executive shall be paid a base annual salary ("Salary") of $210,000 payable in bi-weekly installments beginning the Effective Date; provided, however, that in consequence of the Company's limited immediate available cash resources and as an accommodation thereto (the "Accommodation"), except as otherwise provided herein, Executive shall receive for the period beginning the Effective Date and continuing until the Company's first financial close on a project with a capital cost of $25 million or more ("Financial Close"), $120,000 per annum. Within five (5) business days of such first Financial Close, the Executive shall be paid the sum of $210,000, as a bonus, plus the difference between the amount that otherwise would have been paid to the Executive absent the Accommodation and the amount received by the Executive pursuant to the Accommodation.

(b) **Salary Adjustment** The Board will review Executive's compensation on an annual basis and consider whether to increase (but not decrease) the Executive's Salary. Any increased Salary granted by the Board shall become the new Salary until subsequently increased by the Board.

(c) **Share Award** The Company may make an award of the Company's Common Stock to the Executive in such number of shares, at such time or times, and subject to such terms and conditions as the Board shall in its sole and absolute discretion determine.

(d) **Options** Immediately upon the Company's adoption of a stock plan (the "Plan"), as an additional retention incentive, the Company shall issue to Executive a five-year option, including provision for a "cashless exercise," to purchase seven hundred fifty thousand (750,000) shares of the Company's Common Stock (the "Option") pursuant to the terms of the Plan, which Option shall constitute, to the extent allowable under Section 422 of the Internal Revenue Code (the "Code"), an Incentive Stock Option. One-half of the Option shares shall vest one year from the grant date, and twenty-five percent of the Option shares shall vest on the second and third year anniversary dates of the grant date, respectively; provided, however, that all of the Option shares shall vest immediately upon an Exit. The term "Exit", as used herein, shall mean a Change in Control, as defined in Exhibit A attached hereto, or, any issuance of preferred stock by the Company. The Option will be issued pursuant to the Plan and in accordance with the following terms:

I. The Option shall not be exercisable after the expiration of five (5) years from the grant date (the "Option Term").

II. In the event Executive's employment is terminated by the Company for any reason other than for Cause, all unvested portions of the Option shall immediately vest and the entire Option will remain valid throughout the Option Term; and

III. In the event Executive's employment is voluntarily terminated by Executive all unvested portions of the Option are forfeited and the remaining time to exercise the vested portion of the Option remains valid.

IV. Notwithstanding any provision in this Section 5(d) to the contrary, the Option will be granted subject to the requirements of Section 422 of the Code, and to the extent that the Option fails to satisfy such provision, the Option will be treated as a stock option that is not an incentive stock option.

6. Plan Registration

With respect to any Plan under which Executive is granted shares of Company Common Stock, or options to purchase shares of Company Common Stock, at any time when such stock is publicly traded, prior to such time as shares become vested (e.g., in the case of an award of restricted stock) or options granted to Executive under the Plan are first exercisable, if such shares must be registered in order to be sold, the Company shall have registered the interests in the Plan and the shares of Company's Common Stock reserved thereunder prior to the date on which the shares vest or the options first become exercisable, in accordance with all applicable securities laws.

7. Bonuses

(a) **Project Bonus** At the time of contract signing by all parties to any energy services agreement; power purchase agreement; build, own, operate and transfer agreement; or other similar or related agreement or agreements, where such agreement, or such agreements in the aggregate, provide for $25 million or more in revenue to the Company, the Company will pay the Executive a cash bonus equal to 100% of the Executive's Salary in effect at the time of such signing plus 250,000 shares of the Company's Common Stock.

(b) **Other Bonuses** The Executive will also be entitled to other annual bonuses consisting of cash, stock, restricted stock, options stock appreciation rights ("SARS") or other forms of awards based upon his performance and Company's overall achievement of its corporate goals. The types and amounts of such awards, if any, shall be determined solely in the discretion of and upon the recommendation of the Board; provided, however, that the present value of all such awards to the Executive in a year shall be adjusted, as necessary, to equal an amount not less than the present value of all such awards given to the executive employee of the Company receiving the highest present value of all similar awards in a year multiplied by a fraction, the numerator of which shall be the Executive's Salary for the year and the denominator of which shall be such other executive's annual base salary for the year.

8. Executive Benefits

During Executive's employment with the Company:

(a) Executive will be entitled to four (4) weeks paid vacation time during each twelve-month period, with such vacation accruing until used. Any vacation time not used at the end of the Executive's employment shall be paid out in cash equivalent based on the Executive's Salary in effect at the time of the Executive's termination and shall be paid not later than thirty (30) days thereafter; provided, however, that such amount shall be forfeited in the event that the Executive is terminated for Cause.

(b) The Company will pay the health care, prescription drug, dental and/or vision insurance premiums for coverage of the Executive, his spouse and dependents under the standard Company plan or plans, if any, in effect from time to time during Executive's employment with the Company.

(c) Provided the Company obtains a policy of group life insurance and Executive complies with and satisfies all underwriting and other requirements of the insurer, the Company will pay the life insurance premiums for a term life insurance policy with a death benefit equal to four (4) times the Executive's Salary in effect at the time the Executive first becomes eligible for such insurance.

(d) The Company shall provide Executive with a monthly automobile allowance of $750.00, which amount shall be taxable to the Executive.

(e) Wherever possible, Executive will be entitled to travel First Class, or Business Class if available, for all methods of travel on Company business or at the convenience or request of the Company, on the carrier of his choice. At the request of the Executive, the Company will purchase the tickets on behalf of Executive in advance of such travel. Upon submission to the Company of usual and customary documentation, Executive will be reimbursed within five (5) business days for all reasonable out of pocket expenses that are incurred in connection with job related activities, as well as travel on behalf of the Company. The Executive will be provided with a Company credit card for use in business-related travel and other business expenses, which uses the Executive shall support with appropriate documentation as to their business purpose.

(f) For each thirty-day period that the Executive is required to spend anywhere other than the Executive's principal office as set forth in Section 3 hereof, the

Company will provide a minimum of two (2) round-trip First Class, or Business Class when available, airfare tickets for Executive and/or Executive's spouse or dependents to travel between such location and the Executive's principal office as set forth in Section 3 hereof. The Executive shall be responsible for any income taxes attributable to the provision of airfare tickets, as applicable.

9. Executive Kidnapping and Medical Evacuation Program(s)
The Company will provide at no cost to Executive, an Executive Kidnapping and Medical Evacuation program(s) and/or insurance policy, under which Executive will be provided coverage subject to such policies, terms, conditions and limitations as the Board shall approve in its sole discretion.

10. Term of Employment
The term of employment hereunder shall be for a period of five (5) years commencing from the Effective Date (the "Term"). Commencing on the fifth anniversary of the Effective Date and on each successive one (1) year anniversary date thereafter, the term of employment hereunder shall be extended for a period of one (1) year ("Renewal Term") unless either party gives the other notice of termination at least one hundred (100) days prior to the end of the Term or any Renewal Term. In such event, employment will terminate at the end of the Term or Renewal Term during which such notice was given.

(a) **<u>Termination</u>** Company may terminate Executive's employment during the Term or any Renewal Term for any reason, but if such termination is for any reason other than for Cause, such termination shall be in accordance with the provisions of Section 12 hereof. If Executive is terminated for Cause, then Executive shall be paid within thirty (30) days of such termination the unpaid portion of Executive's Salary then earned and due to Executive, and all compensation otherwise payable to Executive, including any and all unvested Plan awards and vested but unexercised Plan awards, under this Agreement shall be forfeited. As used herein, "Cause" means final conviction of a felony.

(b) **<u>Notice</u>** Should the Company terminate Executive's employment for Cause, no advance notice from the Company will be required, and all of the Executive's unvested Plan awards and vested Plan awards that have not been exercised as of the date of the termination will be forfeited immediately.

(c) **<u>Shares and Options</u>** Should the Company elect not to renew this Agreement after the Term or any Renewal Term, or should Executive voluntarily terminate his employment, then Executive shall retain the vested portion of any Plan award and the unvested portion will expire immediately upon Executive's termination of employment. In each such case, all vested Plan awards shall be non-forfeitable and shall retain their original expiration date.

11. Change in Control
The provision for a Change in Control Payment as described in Exhibit A attached hereto shall be applicable to Executive so long as Executive is employed by Company and thereafter, to the extent provided in such Exhibit A.

12. Severance
Other than in the case of a timely noticed non-renewal of Executive's employment hereunder pursuant to Section 10, if Executive's employment is terminated by Company without Cause for any reason during the Term or Renewal Term, Executive shall be entitled to receive from Company (i) a cash severance payment equal to three times the amount of the Executive's then applicable Salary, if the termination occurs on or before the third anniversary of the Effective Date, (ii) a cash severance payment equal to the unpaid portion of the Executive's then applicable Salary for the remainder of the Term or Renewal Term plus an amount equal to twice the Executive's then applicable Salary, if the termination occurs after the third anniversary of the Effective Date but before the fifth anniversary of the Effective Date, or (iii) a cash severance payment equal to the unpaid portion of the Executive's then applicable Salary for the remainder of the Term or Renewal Term if the termination occurs after the fifth anniversary of the Effective Date (each, a "Severance Payment"). In the event that the Executive is terminated by Company without cause, then all of Executive's outstanding Plan awards shall immediately and fully vest. Other than any Change in Control Payment to which Executive may also be entitled in accordance with Section 11; any bonus to which Executive may be entitled under Section 7; or any payment or benefit to which Executive may be entitled under any separate agreement between Executive and the Company, the Company shall have no further obligation to Executive in the event of Executive's termination by the Company without Cause beyond those obligations described in this Section 12. If the Company fails to make any payment when due under this Section 12, and Executive initiates arbitration pursuant to Section 17 to enforce his rights under this Agreement, and Company is found to have violated this Agreement, then Company shall be obligated to pay Executive, in addition to the Severance Payment and other sums owed under this Agreement, an additional payment ("Enforcement Payment") equal to the Severance Payment plus the sum of all of the costs incurred by Executive, including attorneys', fees, to enforce this Agreement. It is explicitly agreed that the Enforcement Payment is a reasonable estimate of the value of time and expense that would be incurred by the Executive to enforce this Agreement and in no case shall be considered a penalty. Any payments due under this Section 12 shall be paid by wire transfer to a bank account specified by Executive no later than three (3) business days after the Executive's termination, except that the Enforcement Payment shall be due and payable in the same manner to Executive within ten (10) days of the date the Company is found to have violated this Agreement.

13. Ownership of Information
All documents, drawings, memoranda, notes, records, file correspondence, manuals, models, specifications, computer programs, E-mail, voice mail, electronic databases, maps, and all other writings or materials of any type embodying any information pertaining to the business of Company which Executive has developed, utilized or had

access to during his employment with Company, are and shall be the sole and exclusive property of Company. Upon termination of Executive's employment with Company for any reason, Executive shall promptly deliver this property and all copies thereof to Company.

14. Non-Solicitation

During the term of Executive's employment and for a period of two (2) years thereafter, Executive will not, directly or indirectly, solicit or contact any employee of Company with a view to inducing or encouraging such employee to leave the employ of Company for the purpose of being hired by Executive or an employer affiliated with Executive. Executive agrees that money damages would not be a sufficient remedy for any breach of this Section 14 by Executive, and that, in addition to all other remedies to which the Company may be entitled, the Company shall be entitled to injunctive or other equitable relief as a remedy for any such breach or threatened breach. Nothing in this Agreement shall be construed as prohibiting the Company from pursuing any other remedies that may be available to it, whether at law or in equity, for any breach or threatened breach hereof by Executive, including the recovery of damages. In addition, Executive agrees that the Company shall be entitled to recover from the Executive its reasonable attorneys' fees incurred in connection with obtaining any relief.

15. D&O Insurance and Indemnification

As soon as practicable, the Company shall purchase a directors and officers liability insurance policy, the terms of which shall be approved by the Board, and will provide Executive with directors and officers liability insurance necessary to protect Executive from any and all expenses, obligations, liabilities, actions, suits or proceedings that may occur as the result of Executive's employment by the Company. In addition, if at any time Executive is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that Executive is or was a director, officer, executive or agent of Company and/or of any of its affiliates, or is or was serving at the request of Company as a director, officer, executive or agent of any other corporation, partnership, joint venture, trust, executive benefit plan or other enterprise, Company shall indemnify Executive and hold Executive harmless against expenses (including court costs and reasonable attorneys' fees), judgments, fines, penalties, amounts paid in settlement and any other liabilities actually and reasonably incurred by Executive in connection with such action, suit or proceeding to the full extent permitted by law. Expenses (including court costs and reasonable attorneys' fees) incurred by Executive in appearing at, participating in, or defending any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, shall be paid by Company at reasonable intervals in advance of the final disposition of such action, suit or proceeding promptly following receipt of Executive's written claim, including supporting documentation. The indemnification provided under this Section 15 shall apply whether or not the negligence of any party is alleged or proved. Nothing in this Section 15 shall be deemed to provide Executive with a right to indemnification in excess of the authority of the Company to provide indemnification granted by applicable law, and all limitations on indemnification set forth in such law shall be deemed to govern this Section 15.

16. Miscellaneous

(a) All payments required to be made by Company hereunder shall be subject to any withholding pursuant to any applicable law or regulation.

(b) This Agreement is binding upon, and shall inure to the benefit of, the parties hereto and their respective successors, heirs, administrators, executors and assigns.

(c) This Agreement, including any exhibits hereto, contains the entire agreement between the parties concerning the subject matter hereof; any prior or contemporaneous agreements or understandings, oral or written, not contained in this Agreement, are superseded and of no effect; and this Agreement may not be amended or modified except by a writing signed by both parties.

(d) Should one party waive compliance by the other party to any term or provision of this Agreement, such waiver shall be limited to the facts or circumstances giving rise to the noncompliance and shall not be deemed either a general waiver or modification with respect to the term or provision, or part thereof, being waived, or as to any other term or provision of this agreement, nor shall it be deemed a waiver of compliance with respect to any other facts or circumstances then or thereafter occurring.

(e) Any notice given hereunder shall be in writing and shall be deemed given when actually received or two (2) business days after tender to an overnight courier with a national reputation, duly addressed to the party concerned at the address specified in the preamble of this Agreement or such other address as a party shall provide in writing from time to time to the other party.

(f) In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions or portions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law. The respective rights and obligations of the parties shall survive any termination of this Agreement to the extent necessary to preserve such rights and obligations.

17. Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, except to the extent that federal laws supersede such laws, without regard to principles regarding conflicts of laws. Executive and Company agree that if any claim, action, dispute or controversy of any kind arises out of or relates to this Agreement or concerns any aspect of performance by any party under the terms of this Agreement, other than as may be enforced by way of injuctive relief pursuant to Section 14, prior to seeking any other remedies, the aggrieved party shall give written notice to the other party describing the disputed issue. Within ten (10) business days after the receipt of such a notice the parties shall attempt to resolve the dispute amicably through direct good faith negotiation. If the parties cannot so resolve the matter, the parties shall apply to the American Arbitration Association ("AAA") for a single arbitrator to be appointed to arbitrate the dispute in accordance with the AAA rules applicable to employment disputes. Arbitration shall take place in Lancaster, Pennsylvania. The decision of the AAA arbitrator shall be final and binding on all parties. The parties agree not to litigate the matter except to the extent necessary to enforce the arbitration award. The costs and expenses of any litigation to enforce the arbitration award shall be borne by the non-prevailing party. Executive and Company hereby acknowledge that they are waiving their rights to a jury trial with respect to any matter within the scope of this Section 17. In addition, to the extent that this Agreement permits any matter to be litigated, Executive and Company irrevocably submit in any suit, action or proceeding arising out of or relating to this Agreement to the jurisdiction and venue of the United States District Court for the Eastern District of Pennsylvania or, if such court has no jurisdiction in the matter, then to the jurisdiction and venue of the Court of Common Pleas for Lancaster County, Pennsylvania, and each hereby waives any and all objections to jurisdiction or venue that Company or Executive may have under the laws of Pennsylvania or of the United States.

18. Section 409A Compliance

This Agreement shall be interpreted and performed so as to comply with any applicable provisions of Section 409A of the Code ("Section 409A") and the regulations and official guidance issued pursuant thereto such as will avoid any inclusion of income by Executive under Section 409A of any payment or benefit under this Agreement or under any arrangement required to be aggregated with this Agreement. Terms defined in this Agreement will have the meanings given such terms under Section 409A if and to the extent required to comply with Section 409A. Any payments that are due within the "short term deferral period" as defined in Section 409A or that are paid in a manner covered by Treas. Reg. Section 1.409A-1(b)(9)(iii) will not be treated as deferred compensation unless applicable law requires otherwise. Neither the Company nor Executive will have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A. In any event, the Company makes no representations or warranty and will have no liability to the Executive or any other person, other than with respect to payments made by the Company in violation of the provisions of this Agreement, if any provisions of or payments under this Agreement are determined to constitute deferred compensation subject to Section 409A but not to satisfy the conditions of that section. For purposes of this Agreement, a termination of employment with the Company shall mean a "separation from service" as defined in Section 409A. If and to the extent any portion of any payment, compensation or other benefit provided to Executive in connection with Executive's separation from service (as defined in Section 409A) is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A and Executive is at such time a specified employee as defined in Section 409A(a)(2)(B)(i) of the Code, as determined by the Company in accordance with its procedures, by which determination Executive hereby agrees to be bound, such portion of the payment, compensation or other benefit will not be paid before the day that is six months plus one day after the date of separation from service (as determined under Section 409A) (the "New Payment Date"). The aggregate of any payments that otherwise would have been paid to Executive during the period between the date of separation from service and the New Payment Date will be paid to Executive in a lump sum on the first payroll date after such New Payment Date, and any remaining payments will be paid on their original schedule.

19. Excess Parachute Payments

(a) In the event that the Executive is entitled to payments and/or benefits (i) in connection with Executive's employment with the Company or termination thereof or (ii) from the Company, any person whose actions result in a change of ownership or effective control covered by Section 280G(b)(2) of the Code, or any person affiliated with the Company or such person as a result of such change in ownership or effective control (collectively the "Company Payments"), and if such Company Payments will be subject to the tax (the "Excise Tax") imposed by Section 4999 of the Code, the Company shall pay to or for the benefit of the Executive at the time specified in subsection (c) below an additional amount (the "Gross-Up Payment") such that the net amount retained by the Executive, after deduction of any Excise Tax on the Company Payments and any U. S. federal, state, and local income or payroll tax upon the Gross-Up Payment, but before deduction for any U.S. federal, state, and local income or payroll tax on the Company Payments, shall be equal to the Company Payments. For purposes of calculating the Gross-Up Payment, the Executive shall be deemed to pay income taxes at the highest applicable marginal rate of federal, state or local income taxation for the calendar year in which the Gross-Up Payment is to be made.

(b) Subject to any determinations made by the Internal Revenue Service (the "IRS"), all determinations as to whether a Gross-Up Payment is required and the amount of Gross-Up Payment and the assumptions to be used in arriving at the determination shall be made by the Company's independent certified public accountants, appointed prior to any change in ownership (as defined under Section 280G(b)(2) of the Code) (the "Accountants"), in accordance with the principles of Section 280G of the Code. All fees and expenses of the Accountants will be borne by the Company. Subject to any determinations made by the IRS, determinations of the Accountants under this Agreement with respect to (i) the initial amount of any Gross-Up Payment and (ii) any subsequent adjustment of such payment shall be binding on the Company and the Executive.

(c) The Gross-Up Payment calculated pursuant to this Section 19 shall be paid no later than the thirtieth (30th) day following an event occurring which subjects the Executive to the Excise Tax; provided, however, that if the amount of such Gross-Up Payment or portion thereof cannot be reasonably determined on or before such day, the Company shall pay to the Executive the amount of the Gross-Up Payment no later than 10 days following the determination of the Gross-Up Payment by the Accountants. Notwithstanding the foregoing, the Gross-Up Payment shall be paid to or for the benefit of the Executive no later than 15 business days prior to the date by which the Executive is required to pay the Excise Tax or any portion of the Gross-Up Payment to any federal, state or local taxing authority, without regard to extensions.

(d) In the event that the Excise Tax is subsequently determined by the Accountants to be less than the amount taken into account hereunder at the time the Gross-Up Payment is made, the Executive shall repay to the Company, at the time that the amount of such reduction in Excise Tax is finally determined, the portion of the prior Gross-Up Payment attributable to such reduction (plus the portion of the Gross-Up Payment attributable to the Excise Tax and U.S. federal, state and local income tax imposed on the portion of the Gross-Up Payment being repaid by the Executive if such repayment results in a reduction in Excise Tax or a U.S. federal, state and local income tax deduction), plus interest on the amount of such repayment at the rate provided in Section 1274(b)(2)(B) of the Code. Notwithstanding the foregoing, in the event any portion of the Gross-up Payment to be refunded to the Company has been paid to any U.S. federal, state and local tax authority, repayment thereof (and related amounts) shall not be required until actual refund or credit of such portion has been made to the Executive, and interest payable to the Company shall not exceed the interest received or credited to the Executive by such tax authority for the period it held such portion. The Executive and the Company shall cooperate in good faith in determining the course of action to be pursued (and the method of allocating the expense thereof) if the Executive's claim for refund or credit is denied. However, if agreement cannot be reached, the Company shall decide the appropriate course of action to pursue provided that the action does not adversely impact any issues Executive may have with respect to his tax return, other than the Excise Tax.

(e) In the event that the Excise Tax is later determined by the Accountants or the IRS to exceed the amount taken into account hereunder at the time the Gross-Up Payment is made (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Company shall make an additional Gross-Up Payment to or for the benefit of the Executive in respect of such excess (plus any interest or penalties payable with respect to such excess) at the time that the amount of such excess is finally determined.

(f) In the event of any controversy with the IRS (or other taxing authority) with regard to the Excise Tax, the Executive shall permit the Company to control issues related to the Excise Tax (at its expense), provided that such issues do not potentially materially adversely affect the Executive. In the event issues are interrelated, the Executive and the Company shall in good faith cooperate so as not to jeopardize resolution of either issue. In the event of any conference with any taxing authority as to the Excise Tax or associated income taxes, the Executive shall permit the representative of the Company to accompany the Executive, and the Executive and the Executive's representative shall cooperate with the Company and its representative.

(g) The Company shall be responsible for all charges of the Accountant.

(h) The Company and the Executive shall promptly deliver to each other copies of any written communications, and summaries of any verbal communications, with any taxing authority regarding the Excise Tax.

20. Counterparts

This Agreement may be executed in counterparts, each of which shall be an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed on the date first written above.

OCEAN THERMAL ENERGY CORPORATION

Signature:____________________________

Printed Name: JEREMY FEAKINS

Title: CHAIRMAN

EXECUTIVE

Signature:____________________________

Printed Name: JAMES W. GREENBERG

EXHIBIT A

Change in Control

If, within three (3) months following the occurrence of a Change in Control (as defined below), the Executive elects, by written notice to the Company, to terminate his employment with the Company then, in addition to any severance payments due under Executive's Employment Agreement with the Company, the Company shall pay to the Executive, within 10 days after his termination of employment, a lump sum cash payment in an amount equal to the Change in Control Payment (as defined below). If the Executive's employment is terminated prior to the date he elects to terminate but there is reasonable evidence that such termination (a) was at the request of a third party who has taken steps reasonably calculated to effect a Change in Control or (b) otherwise arose in connection with or in anticipation of a Change in Control, then for all purposes of this paragraph, such termination shall be considered to have occurred immediately following the Change in Control and the Executive's election to terminate his employment as of the date of the Change in Control. As used herein, the following terms shall mean:

(a) A "Change in Control" shall be deemed to have occurred upon: (i) the date of acquisition by any one person, or more than one person acting as a group (as defined in Treasury Regulations Section 1.409A-3(i)(5)(v)(B)), of stock of the Company that, together with stock held by such person or group, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company; provided, however, that if any one person, or more than one person acting as a group, is considered to own more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company, the acquisition of additional stock by the same person or persons shall not be deemed to be a Change of Control; (ii) the date any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing thirty percent (30%) or more of the total voting power of the stock of the Company; or (iii) the date that any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value of more than forty percent (40%) of the total gross fair market value of all of the assets of the Company immediately before such acquisition or acquisitions; provided, however, that transfers of assets of the Company of any value to a related person or entity as described in Treasury Regulations Section 1.409A-3(i)(5)(vii)(B) shall not result in a Change in Control. For purposes of (i) and (ii) above, a person shall be deemed to be the beneficial owner of any shares the person is deemed to own under the stock attribution rules of Section 318(a) of the Code.

(b) "Change in Control Payment" shall mean an amount equal to three (3) times the Executive's Salary in effect on the date of a Change in Control.

SETTLEMENT AND MUTUAL RELEASE AGREEMENT

THIS SETTLEMENT AND MUTUAL RELEASE AGREEMENT ("Agreement") is made this 8th day of March 2013 ("Effective Date"), by and between:

A. Ocean Thermal Energy Corporation, a Delaware corporation, together with its affiliates, successors and assigns, including but not limited to OCEES International, Inc., a Hawaii corporation (collectively "OTEC"); and

B. James Greenberg, an individual residing at 1352 Windemere Lane, Landisville, Pennsylvania 17538 together with any entities owned or controlled by, affiliated with or otherwise related to this individual (collectively "Claimant").

Hereafter, OTEC and Claimant are sometimes individually referred to as a "Party" and collectively referred to as the "Parties", as the context so requires.

RECITALS

WHEREAS, OTEC is and has been engaged in various business activities over a period of years;

WHEREAS, Claimant believes in good faith that it has legitimate claims against OTEC arising from those business activities;

WHEREAS, the Parties now wish to resolve any and all of claims, disputes and amounts owing between each other arising from or relating to any and all relationships, dealings and conduct between the Parties arising prior to the Effective Date.

NOW THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties have agreed and do hereby agree as follows:

1. CONSIDERATION

The Parties to this Agreement hereby agree that the consideration underlying this Agreement, including, but not limited to, the releases set forth in Section 4, below, is mutual, adequate and fair, and that the consideration is completely described in the terms of this Agreement.

2. SATISFACTION AND SETTLEMENT OF AMOUNTS OWED

OTEC agrees to issue to Claimant one million (1,000,000) shares of common stock in Ocean Thermal Energy Corporation, a Delaware corporation, within five (5) business days of the Effective Date. OTEC shall send Claimant a share certificate by overnight courier to the Claimant's address appearing above immediately upon execution of this Agreement. For all purposes, the stipulated monetary value of these shares shall be $0.50 (fifty cents) per share. Furthermore, Claimant agrees to the terms and conditions of the document related to the contemplated share exchange set forth in Attachment A hereto, which is incorporated herein by reference as though fully set forth herein.

3. NO OTHER AMOUNTS OWED TO ANY OF THE PARTIES

The Parties acknowledge and agree that, except as expressly provided herein or in Attachment B, there are no amounts owed by either Party to the other Party as of the date hereof.

4. MUTUAL RELEASE

(a) The "OTEC Parties" shall mean the shareholders, directors, officers, employees, agents, accountants, attorneys, subsidiaries, affiliates and related entities, and each of their respective heirs, personal representatives, successors and assigns (and each of their former shareholders, directors, officers, employees, agents, heirs, personal representatives, successors and assigns) of OTEC.

(b) The OTEC Parties hereby irrevocably and unconditionally release Claimant from any and all claims, causes of action, debts, damages, demands, obligations, liabilities, controversies, judgments expenses and costs of any kind or character whatsoever (damages or otherwise) which the OTEC Parties ever had or have against Claimant arising from, relating to or in connection with any and all relationships, dealings and conduct, past or present, between the Parties (collectively, the "OTEC Parties' Released Claims"), except for any claims or disputes that may arise subsequent to the Effective Date.

(c) Claimant hereby irrevocably and unconditionally releases the OTEC Parties from any and all claims, causes of action, debts, damages, demands, expenses and costs (including reasonable attorney's fees) which Claimant ever had or has against the OTEC Parties arising from, relating to or in connection with any and all relationships, dealings and conduct, past or present, between the Parties (collectively, "Claimant's Released Claims"), except for any claims or disputes that may arise subsequent to the Effective Date.

(d) Hereinafter the OTEC Parties' Released Claims and Claimant's Released Claims are referred to collectively as the "Mutually Released Claims."

(e) The Parties agree to cooperate and take all actions reasonably necessary to give full effect to the release of the Mutually Released Claims described herein, including but limited to withdrawing and voluntarily dismissing with prejudice any and all claims asserted to date and to not assert any other claims in any other forum related in any way to the Mutually Released Claims.

(f) The Parties hereby specifically acknowledge and agree that nothing in this Agreement shall be construed as a release or waiver of the Parties' rights to seek enforcement of the terms of the Agreement, arising out of any failure by a party to comply with any of the terms of the Agreement.

5. NO MUTUALLY RELEASED CLAIMS ASSIGNED

The Parties hereby represent and warrant that they own the right, title and interest in all Mutually Released Claims set forth in this Agreement, and that they have not assigned or transferred or purported to assign or transfer, voluntarily or involuntarily their right, title or interest in any of the Mutually Released Claims. Each Party hereby agrees to fully indemnify the other Party against any breach of this provision.

6. NO INDUCEMENT TO SETTLE

The Parties each acknowledge and agree that no promise, agreement, fact, or opinion not expressed herein has been made by or to them to induce this Agreement and that this settlement is made in full knowledge of the facts and possibilities of the subject matters of this Agreement.

7. NO ADMISSION OF WRONGDOING

The settlement set forth herein is a compromise of disputed claims, and this Agreement is not and shall not in any way be construed as an admission by any of the Parties of any liability or of any acts of wrongdoing whatsoever or that said Parties violated any Federal, State or local law, rule or regulation; instead, this Agreement constitutes a good faith attempt to prevent potential disputes between the Parties as to the matters described herein.

8. LEGAL FEES AND COSTS

The Parties are to bear their own legal fees and costs that have been incurred to date by the Parties. In any action to enforce the terms of this Agreement, the prevailing party shall be entitled to recover, in addition to any other relief granted, the prevailing Party's attorneys' fees and costs.

9. GOVERNING LAW

This Agreement and the legal relations between the Parties shall be governed by, and be construed in accordance with, the laws of the Commonwealth of Pennsylvania. Further, the Parties to this Agreement agree that proper venue for any disputes arising from this Agreement shall be the courts in Lancaster County in the Commonwealth of Pennsylvania.

10. INTERPRETATION.

The terms and conditions of this Agreement have been negotiated at arm's length among knowledgeable Parties and the Parties have been represented by experienced legal counsel or have explicitly elected to forego such representation. As a result, the rule of "interpretation against the draftsman" shall not apply in any dispute over the interpretation of the terms and conditions of this Agreement.

11. AUTHORITY TO EXECUTE.

The Parties represent and warrant that their signatories to this Agreement have authority to execute and bind the Party on whose behalf this Agreement is signed.

12. SEVERABILITY OF PROVISIONS.

If any provision of this Agreement is declared invalid or unenforceable, the remaining portions of this Agreement shall not be affected thereby and shall be fully enforced.

15. SECTION HEADINGS.

The section headings in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, or affect the scope or intent of any provision of this Agreement.

16. CONFIDENTIALITY.

The Parties hereto agree to keep this Agreement, including all of the terms and conditions herein, strictly confidential, except as may be required by the Parties to enforce the terms of this Agreement and/or as is reasonably necessary to advise their respective accountants, attorneys, and/or corporate officers for tax or other business purposes. Furthermore, the Parties have an interest in preserving their respective reputations in their respective industry and business communities. Therefore, each Party agrees not to make any false or disparaging statements about the other Party or their respective products, services or business.

17. COUNTERPARTS AND FACSIMILE SIGNATURES.

The Parties agree that this Agreement and any amendments thereto may be executed in counterparts and by facsimile or portable document format ("pdf") transmission, each of which shall be deemed an original and said counterparts shall together constitute one and the same instrument binding all of the Parties thereto, notwithstanding that all the Parties are not signatories to the original or the same counterpart.

18. ENTIRE AGREEMENT.

This Agreement contains the entire agreement between the Parties with respect to the settlement of the Mutually Released Claims. This Agreement supersedes and replaces any and all prior or contemporaneous agreements or understandings, written or oral, with regard to the disposition of the Mutually Released Claims. This Agreement may not be abrogated, modified, amended or altered in any manner without a written agreement to do so signed by the parties.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have executed this Agreement on the day and year first above written.

OTEC

By: ______________________________

Jeremy Feakins
Chairman of the Board and
Chief Executive Officer
Ocean Thermal Energy Corporation

CLAIMANT

____

James Greenberg

ATTACHMENT A

TO: Ocean Thermal Energy Corporation, a Delaware corporation

I hereby elect to exchange my Ocean Thermal Energy Corporation, a Delaware corporation (hereinafter referred to as "OTEC"), shares (hereinafter referred to as "OTEC Shares") for a pro rata number of shares in Ocean Thermal Energy PLC, a company formed under the laws of England and Wales (hereinafter referred to as "OTE PLC").

By signing and returning a copy of this letter as a deed, I hereby also grant a limited power of attorney to Jeremy Feakins, as a director of OTE PLC, to exercise my voting rights, give consents and waivers and do any act or thing that he deems necessary or desirable to implement the transfer of my OTEC Shares to OTE PLC in exchange for a number of shares in OTE PLC pro rata to the number of my OTEC Shares, including, without limitation, the execution of transfer forms on my behalf. This power of attorney is limited to implementing this exchange. It is expressly understood and intended by the undersigned that the Power of Attorney hereby granted is coupled with an interest and irrevocable. Said Power of Attorney shall survive the death or incapacity of the undersigned, or, if the undersigned is a partnership, corporation, trust or other entity, the dissolution, liquidation or termination thereof, or the assignment of the undersigned's Interest or any part thereof.

This power of attorney is governed by Delaware law.

Executed and delivered as a deed by:

Signature: [signature]

Printed Name: JAMES D. GREENBERG

Address: 1352 WINDEMERE LN. LANDISVILLE, PA 17538

Date: 3-12-13

In the presence of:

Witness signature: [signature]

Name: Sara Paine

Address: 800 S. Queen Street, Lancaster, PA 17603

Date: 3/12/13

Please return this to Ocean Thermal Energy Corporation by one of the following:

Email: sara@otecorporation.com

Fax: (717) 299-1336

US Mail or overnight courier:

Ocean Thermal Energy Corporation
Attention: Sara Paine
800 South Queen Street
Lancaster, PA 17603
Telephone: (717) 299-1344

ATTACHMENT B

Notwithstanding anything to the contrary in this Agreement:

A. The current employment agreement between Ocean Thermal Energy Corporation and the Claimant, dated January 1, 2011 shall remain in full force and effect, except as follows:

1. Section 5(d) shall be deemed fully satisfied and discharged by this Agreement;
2. Section 7(a) shall be deemed fully satisfied and discharged by this Agreement, but only with respect to the shares to be issued for the Baha Mar project; and,
3. The contemplated share exchange between Ocean Thermal Energy Corporation and an English entity shall be deemed to not be a Change in Control under the terms of Exhibit A.

B. Any agreement between Ocean Thermal Energy Corporation and the JPF Venture Fund 1, LP shall remain in full force and effect.

OCEAN THERMAL ENERGY CORPORATION
Employment Agreement

This Employment Agreement ("Agreement") is effective May 1, 2011 and is entered into by and between Ocean Thermal Energy Corporation, a Delaware corporation having an office at 800 South Queen Street, Lancaster, PA 17601 (hereinafter referred to as "Company"), and Dr. Ted Johnson, an individual whose address is 7819 Wellington Drive, Warrenton, VA 20186 ("Executive").

In consideration of the premises and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company and Executive hereby agree as follows:

1. Employment
Company agrees to employ Executive and Executive agrees to enter the employment of the Company upon the terms and subject to the conditions herein provided.

2. Effective Date
This Agreement is effective immediately upon the date first written above (the "Effective Date").

3. Location
Executive's principal office shall be located in Company's corporate offices in Northern Virginia upon the opening of such office and at Executive's home prior thereto.

4. Duties and Responsibilities

(a) The Company hereby agrees that Executive shall serve as Senior Vice President of OTEC Programs of the Company and its subsidiaries, reporting directly to the Company's Chief Executive Officer and Board of Directors. In this capacity, Executive shall be responsible for the following:

(i) Perform certain specific business services that the Company may request from time-to-time in connection with OTE's business plan and contemplated public listing on the Toronto Stock Exchange (TSX) and NASDAQ ("Business Services");

(ii) Identify and/or introduce the Company to certain utilities, organizations, individuals or affiliates thereof or to an entity or entities who are actively or passively engaged in Ocean Thermal Energy Conversion (OTEC) ("Targets");

(iii) Initiate discussions with Targets and the Company to determine their level of interest in proceeding with OTE as project manager, developer, designer, builder and operator of Projects related to OTEC, OTEC ancillary technologies and/or deep water district cooling (collectively, "Projects"); and,

(iv) Provide such other duties as the Company may reasonably request in connection with the structuring, negotiation and/or consummation of Projects.

(b) During the term of this Agreement, Executive shall devote substantially full time and attention to the execution of the duties and responsibilities hereunder. Notwithstanding the above, Executive may hold a seat on the Board of Directors of one or more other companies, engage in passive personal investments and in other business, industry, civic and charitable activities that do not materially conflict with the business affairs of Company or materially interfere with the performance of Executive's duties and responsibilities hereunder.

(c) The Company reserves the right to determine all terms and conditions of the Projects and to accept or reject, for any reason or no reason in the Company's absolute discretion, any proposed term or condition. The Company also reserves the right, in its sole and absolute discretion, to attend all meetings, discuss, contact, communicate or negotiate directly with the Targets and their personnel, agents and/or advisors.

5. Compensation

(a) Salary The Company acknowledges the Salary provided to the Executive hereunder is significantly less than would normally be commanded by the Executive or other such executives with similar experience and credentials for these services. Consequently, in recognition of the Company's limited immediate available cash resources and as an accommodation thereto (the "Accommodation"), except as otherwise provided herein, Executive hereby agrees to accept a base annual salary ("Salary") of $210,000.00 per year (the "Base Rate"), which will be paid in bi-weekly installments due on first business day after financial close on a project with a capital cost of $25 million or more ("Financial Close"). In recognition of the fact that the Executive has accepted a reduced salary of $102,000.00 until Financial Close, all unpaid amounts will be accrued and paid within five (5) business days of Financial Close.

(b) Base Rate Adjustment The Board of Directors will review Executive's compensation on an annual basis and consider whether to increase (but not decrease) the Base Rate. Any increased salary granted by the Board shall become the new Base Rate until subsequently increased by the Board.

(c) Sign-On Bonus As a sign-on bonus, the Company shall issue to Executive Three Hundred Thousand (300,000) options of the Company's common stock at the time of final execution of this Agreement at exercise price of $0 per share.

(d) Future Bonuses During Executive's employment, Executive shall be entitled to an additional bonus as specified below upon the occurrence of each and every one of the following events:

1. On the successful closing of the current PPM, a one-time payment of $25,000.00.
2. On financial close with Baha Mar, a one-time payment of $25,000.00 plus 100,000 options of OTE common stock at exercise price of $0 per share.
3. On financial close with the Bahamas Government as well as all financial closes for any other OTE contracts to build, own and operate OTEC or SDC facilities, Executive shall be paid an additional one year's salary plus one-time payment(s) of 100,000 options of OTE common stock at exercise price of $0 per share.
4. On the successful public listing of OTE, a one-time payment of 250,000 shares of OTE common stock.
5. On the successful acquisition of Makai Engineering, a one-time payment of 250,000 shares of OTE common stock.

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OTE STOCK OPTION PLAN.

(e) **Options** Simultaneously with the Company's adoption of a stock option plan (the "Plan"), as an additional retention incentive, the Company shall issue to Executive an Incentive Stock Option ("ISO") with all material terms of such ISO to be identical to the terms of those ISOs issued to other current OTE corporate officers as contained in those Officers' Employment Agreements, except OTE's Chairman & CEO, whose ISO terms are anticipated to differ from those of other corporate officers.

6. Plan Registration

With respect to any Plan under which Executive is granted shares of Company common stock (including the Incentive Shares), or options to purchase shares of Company common stock at any time when such stock is publicly traded, prior to such time as shares or options granted to Executive under the Plan are first exercisable, if such shares must be registered in order to be sold, the Company shall have registered the interests in the Plan and the shares of Company's common stock reserved thereunder prior to the date on which the Stock Option may be exercised, in accordance with all applicable securities laws.

7. Other Bonuses

(a) **Exit Bonus** The Company will pay the Executive a bonus calculated at three times the Base Rate in the event of each Exit occurring within one year from Financial Close; one-and-one-half times the Base Rate in the event of each Exit occurring two to three years after Financial Close; and one times the Base Rate in the event of each Exit occurring thereafter. The Exit Bonus will be payable in cash or in the Company's Common Stock, valued and issued on the date of the closing of the Exit and prior to any public announcement of same, or any combination thereof at the sole discretion of the Executive.

(b) **Annual Bonuses** The Executive will also be entitled to other annual bonuses consisting of cash, stock, options, and/or SARs based upon his performance and Company's overall achievement of its corporate goals. The award and amount of such bonus shall be determined at the discretion of and upon the recommendation of Company's Board of Directors. The Executive shall be paid any such bonus in an amount not less than the largest amount given to any other executive, discounted by the amount of the ratio of the Executive's Base Rate to the highest Base Rate of any other employee receiving such bonus.

8. Executive Benefits

During Executive's employment with the Company:

(a) Executive will be entitled to four (4) weeks paid vacation time during each twelve-month period, with such vacation accruing until used. Any vacation time not used at the end of the Employee's employment shall be paid out in cash equivalent based on the Base Rate in effect at that time.

(b) The Company will pay the actual cost of the Medicare, health and prescription insurance premiums for policies that the Executive has in place for himself and his family at the time of execution of this Agreement, provided that the total cost to the Company for such insurance policies does not exceed $1,200 per month.

(c) The Company will pay the life insurance premiums for a term life insurance policy with a value equal to four (4) times the Base Rate upon the implementation of a policy available to all employees.

(d) The Executive will be entitled to participate in a 401(k) plan upon the implementation of a policy available to all employees.

(e) The Company shall provide Executive with a minimum monthly allowance of $750.00 to lease, purchase or rent an Executive-style full-sized automobile for his exclusive use.

(f) Wherever possible, Executive will be entitled to travel First Class, or Business Class if available, for all methods of travel on Company business or at the convenience or request of the Company, on the carrier of his choice. At the request of the Executive, the Company will purchase the tickets on behalf of Executive in advance of such travel. Upon submission to the Company of usual and customary documentation, Executive will be reimbursed within five (5) business days for all reasonable out of pocket expenses that are incurred in connection with job related activities, as well as travel on behalf of the Company. The Executive will be provided with a Company credit card for use in business-related travel and other expenses.

(g) For each thirty day period, that the Executive is required to spend anywhere other than the Executive's principal office as set forth in Section 3 hereof, the Company will provide a minimum of two (2) round-trip First Class, or Business Class when available, airfare tickets between such location and the Executive's principal office as set forth in Section 3 hereof.

9. Executive Kidnapping and Medical Evacuation Program(s)
The Company will provide at no cost to Executive, an Executive Kidnapping and Medical Evacuation program(s) and/or insurance policy, under which Executive will be provided coverage subject to policies approved by the Board.

10. Term of Employment
The term of employment hereunder shall be for a period of five (5) years commencing from the Effective Date (the "Term"), which Term shall be automatically renewed and extended for successive periods of one (1) year each commencing on the fifth anniversary of the Effective Date and on each successive one (1) year anniversary thereafter ("Renewal Term") unless either party gives the other notice of termination at least one hundred (100) days prior to the end of the Term or any Renewal Term. In such event, employment will terminate at the end of the Term or Renewal Term during which such notice was given.

(a) **Termination** Company may terminate Executive's employment during the Term or any Renewal Term for any reason, but if such termination is for any reason other than for Cause, such termination shall be in accordance with the provisions of Section 12 hereof. As used herein, "Cause" means final conviction of a felony.

(b) **Notice** Should the Company terminate Executive's employment for Cause, no notice will be required and all of Executive's non-vested shares and options will terminate immediately.

(c) **Shares and Options** Should the Company elect not to renew this Agreement after the Term or any Renewal Term or should Executive voluntarily terminate his employment, then Executive shall retain the vested portion of the restricted stock, SARs, and/or options and the unvested portion will expire immediately. In each and every case, all vested shares and options shall be non-forfeitable and shall retain their original expiration date.

11. Change of Control
The Change of Control Provision as outlined in Exhibit A attached hereto shall be applicable to Executive so long as Executive is employed by Company.

12. Severance

If Executive's employment is terminated without Cause for any reason during the Term or Renewal Term, Executive shall be entitled to receive from Company (i) a cash severance payment equal to three times the current Base Rate, if the termination occurs on or before the third anniversary of the Effective Date, (ii) a cash severance payment equal to the current Base Rate for the remainder of the Term or Renewal Term plus an amount equal to twice the current Base Rate, if the termination occurs after the third anniversary of the Effective Date but before the fifth anniversary of the Effective Date, or (iii) a cash severance payment equal to the current Base Rate for the remainder of the Term or Renewal Term after the fifth anniversary of the Effective Date ("Severance Payment"). In the event that the Executive is terminated without cause, then all Incentive Shares and options shall be respectively issued and / or vested in accordance with Sections 5(d) and 5(e) above. The aggregate amount of such payments shall be considered as "liquidated damages" and, except for any Change of Control Payment in accordance with Section 11 or other separate agreement between Executive and the Company, the Company shall have no further obligation to Executive. If the Company fails to make any payment when due under this Section 12, and Executive is forced to initiate arbitration to enforce his rights under this Agreement, and Company is found to have violated this Agreement, then Company shall be obligated to pay Executive, in addition to the Severance Payment and other sums owed under this Agreement, an additional payment ("Enforcement Payment") equal to the Severance Payment plus the sum of all of the costs incurred by Executive, including attorney's fees, to enforce this Agreement. It is explicitly agreement that the Enforcement Payment is a reasonable estimate of value of time and expense that would be incurred by the Executive to enforce this Agreement and in no case shall be considered a penalty. Any payments due under this Section 12 shall be paid by wire transfer to a bank account specified by Executive no later than three (3) business days after the termination, except that the Enforcement Payment shall be due and payable in the same manner to Executive within ten (10) days of date the Company is found to have violated this Agreement.

13. Ownership of Information

All documents, drawings, memoranda, notes, records, file correspondence, manuals, models, specifications, computer programs, E-mail, voice mail, electronic databases, maps, and all other writings or materials of any type embodying any information pertaining to the business of Company which Executive has developed, utilized or had access to during his employment with Company, are and shall be the sole and exclusive property of Company. Upon termination of Executive's employment with Company, for any reason, Executive shall promptly deliver this property and all copies to thereof to Company.

14. Non-Solicitation

During the term of Executive's employment and for a period of two (2) years thereafter, Executive will not, directly or indirectly, solicit or contact any Executive of Company with a view to inducing or encouraging such Executive to leave the employ of Company for the purpose of being hired by Executive or an employer affiliated with Executive.

15. D&O Insurance and Indemnification

As soon as practicable and/or immediately upon the closing of any agreement to sell all or a portion of the Company, whether through a derivative security sale, a private placement, an Initial Public Offering ("IPO"), or other method, the Company shall purchase a Director's and Officer's Insurance Policy, the terms of which shall be approved by the Board, and will provide Executive with Director's and Officer's Insurance necessary to protect Executive from any and all expenses, obligations, liabilities, actions, suits or proceedings that may occur as the result of Executive's employment by the Company. In addition, if at any time Executive is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that Executive is or was a director, officer, Executive or agent of Company and/or any of its affiliates, or is or was serving at the request of Company as a director, officer, director, Executive or agent of any other corporation, partnership, joint venture, trust, Executive benefit plan or other enterprise, Company shall indemnify Executive and hold Executive harmless against expenses (including court costs and reasonable attorney's fees), judgments, fines, penalties, amounts paid in settlement and any other liabilities actually and reasonably incurred by Executive in connection with such action, suit or proceeding to the full extent permitted by law. Expenses (including court costs and reasonable attorneys' fees) incurred by Executive in appearing at, participating in, or defending any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, shall be paid by Company at reasonable intervals in advance of the final disposition of such action, suit or proceeding promptly following receipt of your written claim. The indemnification provided under this Section 15 shall apply whether or not the negligence of any party is alleged or proved. Nothing in this Section 15 shall be deemed to provide Executive with a right to indemnification in excess of the authority of the Company to provide indemnification granted by the applicable law, and all limitations on indemnification set forth in such law shall be deemed to govern this Section 15.

16. Miscellaneous

(a) All payments required to be made by Company hereunder shall be subject to any withholding pursuant to any applicable law or regulation.

(b) This Agreement is binding upon, and shall inure to the benefit of, the parties hereto and their respective successors, heirs, administrators, executors and assigns.

(c) This Agreement contains the entire agreement between the parties concerning the subject matter hereof and may not be amended or modified except by a writing signed by both parties. Notwithstanding the anything to the contrary in this Agreement, the provisions of the Mutual Non-Disclosure and Non-Use Agreement signed by Executive on February 14, 2011 ("NDA") shall remain in effect during the term of this Agreement and thereafter in accordance with Section 12 of the NDA. For the sake of clarity, the noncompetition and confidentially provisions of this Agreement and the NDA apply to OTEC and related OTEC technologies, including clean water generation, aquaculture, hydrogen and ammonia production, and any other related OTEC technologies or derivatives, including Seawater District Cooling derivative technologies thereof.

(d) Should one party waive compliance by the other party to any term or provision of this Agreement, such waiver shall be limited to the facts or circumstances giving rise to the noncompliance and shall not be deemed either a general waiver or modification with respect to the term or provision, or part thereof, being waived, or as to any other term or provision of this agreement, nor shall it be deemed a waiver of compliance with respect to any other facts or circumstances then or thereafter occurring

(e) Any notice given hereunder shall be in writing and shall be deemed given when actually received or two (2) business days after tender to an overnight courier with a national reputation, duly addressed to the party concerned at the below address or such other address as a party shall provide in writing from time to time to the other party.

Executive: 7819 Wellington Drive
Warrenton, VA 20186
Telephone: (540) 454-1418
Email: tedwr@comcast.net

Company: 800 South Queen Street
Lancaster, Pennsylvania 17601
ATTN: Jeremy Feakins, Chairman
Telephone: (717) 299-1344
Email: jeremy@otecorporation.com

(f) In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions or portions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law. The respective rights and obligations of the parties shall survive any termination of this Agreement to the extent necessary to preserve such rights and obligations.

17. Applicable Law
This agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to principles regarding conflicts of laws. Executive and Company agree that if any claim, action, dispute or controversy of any kind arises out of or relates to this Agreement or concerns any aspect of performance by any party under the terms of this Agreement, prior to seeking any other remedies, the aggrieved party shall give written notice to the other party describing the disputed issue.

Within ten (10) business days after the receipt of such a notice the parties shall attempt to resolve the dispute amicably through direct good faith negotiation. If the parties cannot so resolve the matter, the parties shall apply to the American Arbitration Association ("AAA") for a single arbitrator to be appointed to arbitrate the dispute in accordance with the AAA rules applicable to employment disputes. Arbitration shall take place in Lancaster, Pennsylvania. The decision of the AAA Arbitrator shall be final and binding on all parties. The parties agree to not litigate the matter expect to the extent necessary to enforce the arbitration award. The costs and expenses of any litigation to enforce the arbitration award shall be borne by the non-prevailing party. Executive and Company hereby irrevocably submit in any suit, action or proceeding arising out of or relating to this Agreement to the jurisdiction and venue of the United States District Court for the Eastern District of Pennsylvania and waive any and all objections to jurisdiction and review or venue that Company or Executive may have under the laws of Pennsylvania or the United States.

18. Counterparts
This Agreement may be executed in counterparts, each of which shall be an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed on the date first written above.

OCEAN THERMAL ENERGY CORPORATION

Signature: [signature]

Printed Name: JEREMY P. FEAKINS

Title: CEO

EXECUTIVE

Signature: [signature] Nov. 1, 2011

Printed Name: TED G. JOHNSON

EXHIBIT (A)

Change in Control

If, within three (3) months following the occurrence of a Change in Control (as defined below), the Executive elects to terminate his employment with the Company then, in addition to any severance payments due hereunder, the Company shall (1) pay to the Executive, within 10 days after his election, a lump sum cash payment in an amount equal to the Change in Control Payment (as defined below), which payment shall be considered as "liquidated damages". If the Executive's employment is terminated prior to the date he elects to terminate but there is reasonable evidence that such termination (a) was at the request of a third party who has taken steps reasonably calculated to effect a Change in Control or (b) otherwise arose in connection with or in anticipation of a Change in Control, then for all purposes of this paragraph, such termination shall be considered to have occurred immediately following the Change in Control and the Executive's election to so terminate. As used herein, the following terms shall mean:

A "Change in Control" shall be deemed to have occurred if (i) there shall be consummated (A) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company's common stock would be converted in whole or in part into cash, securities or other property, other than a merger of the Company in which the holders of the Company's common stock immediately prior to the merger, own immediately after the merger a majority of the voting stock of the surviving corporation, or (B) any sale, lease, exchange or transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company, or (ii) the directors of the Company shall approve any plan or proposal for the liquidation or dissolution of the Company, or (iii) one or more "person" (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), other than the Company or a subsidiary thereof, shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company representing 30% or more of the combined voting power of the Company's then outstanding securities ordinarily (and apart from rights accruing in special circumstances) having the right to vote in the election of directors, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise, or (iv) at any time during a period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company shall cease to constitute at least a majority thereof as a result of the election of individuals who were not the nominees of the Board of Directors of the Company or (v) any other event shall occur that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act; provided, however that the term "Change in Control" shall not include (x) any of the foregoing events if approved by Executive or (y) any bona-fide financing approved by the Board of Directors.

"Change in Control Payment" shall mean an amount equal to three (3) times the Executive's annual Base Rate in effect on the date of Change in Control.

Exhibit 6.7

EMPLOYMENT TERMINATION AGREEMENT

This Employment Termination Agreement (this "Agreement") is made and entered into as of June 15, 2013 (the "Effective Date") by and between **Ocean Thermal Energy Corporation**, a Delaware corporation, with its principal place of business in Lancaster, Pennsylvania ("Company"), and **Stephen K. Oney** ("Employee"), an individual residing in Manassas, Virginia.

WHEREAS, Employee is employed as the Chief Science Officer of the Company and its subsidiaries pursuant to an Employment Agreement dated January 1, 2011 between the Company and Employee (the "Employment Agreement");

WHEREAS, Company and Employee have agreed that Employee will resign his employment with the Company, and enter into a consulting arrangement with the Company, as of the Effective Date; and

WHEREAS, the parties wish to memorialize Employee's resignation of employment with the Company and avoid any litigation resulting from their employment relationship.

NOW THEREFORE, in consideration of the foregoing, the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Termination of Employment. Employee's employment with Company terminated on June 15, 2013 (hereinafter the "Termination Date"). On and after the Termination Date, the employment relationship that existed between Employee and Company will terminate in all respects, and Employee agrees to execute and submit to Company a resignation letter substantially in the form attached hereto as Attachment "A," contemporaneously with the execution of this Agreement.

2. Compensation. In consideration of the terms and conditions of this Agreement, Company shall pay Employee the following compensation:

(a) On the earlier of January 31, 2014 or within five (5) business days of Company's financial close of the Baha Mar project or any other project with a capital cost of $25 million or more, Company shall pay Employee Sixty Two Thousand Dollars ($62,000.00).

(b) On the earlier of January 31, 2014 or within five (5) business days of: (i) Company's financial close of the Baha Mar project or any other project with a capital cost of $25 million or more; (ii) Company's or its parent's initial public offering date or financing or other transaction where Company receives $5 million or more, or (iii) Company's or its parent's payment of bonus or incentive compensation to any of its current or former executives or Board of Directors, whichever occurs first, Company shall pay Employee Two Hundred Sixteen Thousand Dollars ($216,000.00).

(c) On the earlier of January 31, 2014 or within five (5) business days of: (i) Company's financial close of the Baha Mar project or any other project with a capital cost of $25 million or more; (ii) Company's or its parent's initial public offering date or financing or other transaction where Company receives $5 million or more, or (iii) Company's or its parent's payment of a bonus or incentive compensation to any of its current or former executives or Board of Directors, whichever occurs first, Company shall pay Employee Twenty Four Thousand Two Hundred Thirty One Dollars ($24,231.00).

(d) Company's obligations to pay amounts set forth in Section 2(a), 2(b) and 2(c) shall survive termination or expiration of the Consulting Agreement referenced in Section 5 hereof.

(e) Withholdings. The compensation identified in this Section 2 shall be subject to any and all tax withholdings pursuant to applicable law, regulation or government ruling.

(f) Interest. Any amounts set forth in this Section 2 that are not paid when due shall bear interest at the rate of ten percent (10%) per annum from the due date thereof until paid in full.

(g) Gross Up for Excise Tax. The parties do not anticipate that the payments identified in this Agreement are determined to be subject to an excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, (the "Code") because Company has not undergone a change of ownership or effective control because (i) no one person, or more than one person acting as a group, has acquired twenty percent (20%) ownership of stock of Company and (ii) a majority of members of Company's Board of Directors have not been replaced during any twelve month period by directors whose appointment or election is not endorsed by a majority of the members of Company's Board of Directors prior to the date of the appointment or election. Nevertheless, to the extent the payments identified in this Agreement are covered by Section 280G of the Code and subject to the tax imposed by Section 4999 of the Code, Company shall pay to, or for the benefit of, Employee an additional Gross-Up Payment at such time and as required under Section 19 of the Employment Agreement and in accordance with Section 409A of the Code and the Treasury Regulations promulgated thereunder.

3. No Other Compensation Owed. Employee agrees and acknowledges that he is not otherwise entitled to the payments described in Section 2 of this Agreement, and Company does not have any prior payment obligations to Employee under the Employment Agreement. The parties acknowledge and agree that, except as expressly provided herein, there are no other amounts owed by either party to the other party as of the date hereof.

4. Mutual Release.

(a) Company, for itself and on behalf of any parent, subsidiary, affiliated and related entities and their respective past, present or future officers, directors, administrators, employees, shareholders, agents, attorneys, representatives and assigns, hereby irrevocably and unconditionally releases, discharges and covenants not to sue Employee with respect to any and all claims, demands, lawsuits, obligations, promises, administrative actions and causes of action,

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both known or unknown, contingent or absolute, both in law and in equity, of any kind whatsoever, which Company ever had, now has, or may have against Employee, for, upon or by reason of any matter, cause or thing whatsoever, that occurred up to and including the date of this Agreement.

(b) Employee and his heirs and assigns, release, discharge and covenant not to sue Company with respect to any and all claims, demands, lawsuits, obligations, promises, administrative actions and causes of action, both known or unknown, contingent or absolute, both in law and in equity, of any kind whatsoever, which Employee ever had, now has, or may have against Company, for, upon or by reason of any matter, cause or thing whatsoever, that occurred up to and including the date of this Agreement.

(c) Nothing herein shall adversely affect or impair the parties' right to enforce the terms of this Agreement.

5. Consulting Agreement. Contemporaneously with the execution of this Agreement, the parties shall enter into and execute the Consulting Agreement in the form attached hereto as Attachment "B."

6. Waiver of Breach. The waiver by either party of any breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

7. Severability. The provisions of this Agreement are severable, and the invalidity or unenforceability of any one or more of the provisions of this Agreement shall not affect the validity or enforceability of the other provisions herein.

8. Notices. All notices to be delivered pursuant to the provisions of this Agreement shall be given in writing and sent by personal delivery or certified First Class mail, postage prepaid, return receipt requested, or by a nationally-recognized overnight delivery service, to the parties hereto at the following addresses:

(a) To Company:

Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, Pennsylvania 17603
Attn: Gerald Koenig

(b) To Employee:

Stephen K. Oney
8111 Lacy Drive, #301
Manassas, Virginia 20109

or to such other address as either party shall designate in written notice to the other party. All such notices shall be effective (A) upon actual receipt if personally delivered or (B) five (5) business days after dispatch if sent by First Class mail, and two (2) business days after dispatch, if sent by overnight courier, mailed for next day or two-day delivery.

9. Successors, Heirs and Assigns. This Agreement shall be binding upon and inure to the benefit of Company, its successors and assigns. This Agreement shall be binding upon and inure to the benefit of Employee, his heirs, executors and administrators.

10. Governing Law, Forum. This Agreement shall in all respects be governed by and construed according to the laws of the Commonwealth of Pennsylvania without regard to principals of conflict of laws. Any suit or other proceeding arising out of or relating to this Agreement shall be instituted and maintained in the state or federal courts sitting in Lancaster County, Pennsylvania.

11. Entire Agreement; Amendment. Except as otherwise provided in Section 2(g) above, this Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and cancels all prior or contemporaneous oral or written agreements and understandings between them with respect to the subject matter hereof or to Employee's employment with Company.

12. Counterparts. This Agreement may be executed in counterparts and delivered by facsimile or pdf. Each such counterpart, as so delivered, shall be deemed an original.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, as is their intention, as of the day and year first above written.

____
STEPHEN K. ONEY

OCEAN THERMAL ENERGY CORPORATION

By: _______________________

Name: GERALD S. KOENIG

Title: GENERAL COUNSEL

ATTACHMENT "A"

[Date]

Mr. Jeremy P. Feakins
Chairman and CEO
Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, Pennsylvania 17603

Dear Jeremy:

I hereby resign my employment and all director or officer positions with Ocean Thermal Energy Corporation and all of its affiliates, subsidiaries and parent entities effective June ___, 2013.

Please do not hesitate to let me know if I may be of any assistance at any time with regard to transition matters or in any other regard.

Sincerely,

Stephen K. Oney

ATTACHMENT "B"

OCEAN THERMAL ENERGY CORPORATION
CONSULTING AGREEMENT

This Consulting Agreement (this "Agreement") is made and entered into as of June 15, 2013 (the "Effective Date") by and between Ocean Thermal Energy Corporation, a Delaware corporation, with its principal place of business at 800 South Queen Street, Lancaster, Pennsylvania ("Company"), and Stephen K. Oney, an individual residing at 8111 Lacy Drive, #301, Manassas, Virginia 20109 ("Consultant"). Consultant and Company are referred to herein as a "Party" or collectively, the "Parties".

In consideration of the premises and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company and Consultant hereby agree as follows:

1. Term. The term of this Agreement shall commence on the Effective Date and shall continue for a period of twelve (12) months (the "Term"); provided that the Term may be extended for successive twelve (12) month periods upon the written mutual agreement of the Parties prior to the expiration of the initial Term and each successive twelve (12) month period.

2. Termination. Notwithstanding the provisions of Section 1, this Agreement may be terminated as follows:

(a) For Cause. Company shall have the right to immediately terminate this Agreement for "Cause" without notice and upon the occurrence of any of the following:

(i) Consultant commits any fraud or otherwise engages in any material unlawful activities in his capacity as a consultant to Company;

(ii) Consultant misappropriates or embezzles any of the funds, assets or property of Company or commits any act of moral turpitude or dishonesty against Company; or

(iii) Consultant commits any felony or any crime involving theft, fraud or moral turpitude, whether in his capacity as a consultant to Company or otherwise.

(b) Without Cause. The Parties shall have the right to terminate this Agreement without Cause upon twenty (20) days prior written notice to the other Party; provided that if such termination is initiated by Company, Consultant shall continue to receive all compensation due under the Agreement during the Term.

3. Effect of Termination.

(a) If Company terminates this Agreement for Cause or if Consultant terminates this Agreement pursuant to Section 2(b), Company shall pay Consultant his accrued compensation and reimbursable expenses, as identified in Section 6 below, through the date on which the Agreement is terminated.

(b) If Company terminates this Agreement without Cause, then in such event Company shall pay Consultant (i) his accrued compensation and reimbursable expenses, as identified in Section 6 below, through the date on which the Agreement is terminated and (ii) the compensation identified in Section 6 below for the remaining Term of this Agreement.

4. Location. Consultant may perform the Consulting Services (as defined below) under this Agreement at a location of his own choosing; provided that Consultant is available to attend meetings at any Company location or project site upon reasonable advance notice and at Company's expense.

5. Consulting Services.

(a) Company hereby agrees that Consultant shall serve as a consultant to Company and its subsidiaries, reporting directly to Company's Chief Executive Officer and Board of Directors. In this capacity, Consultant shall provide consulting services, as Company may request from time to time, related to technical and scientific affairs of Company's projects (the "Consulting Services").

(b) During the term of this Agreement, Consultant shall devote sufficient time and attention to the execution of the duties and responsibilities hereunder. Notwithstanding the above, Consultant may engage in other activities that do not materially conflict with the business affairs of Company or materially interfere with the performance of Consultant's duties and responsibilities hereunder.

6. Compensation and Expense Reimbursement.

(a) Compensation. In consideration for Consultant providing Consulting Services to Company, Company shall pay Consultant a monthly retainer of Ten Thousand Dollars ($10,000.00), payable bi-monthly on the 15th and last day of the month during the Term, with partial months prorated. For the period from the Effective Date to June 30, 2013, Consultant shall receive a prorated retainer of Five Thousand Dollars ($5,000.00), payable on June 30, 2013.

(b) Reimbursable Expenses. Any pre-approved fees, costs and expenses incurred in connection with the performance of the Consulting Services performed under this Agreement, including all travel expenses and other costs, fees and expenses shall be charged and paid to Consultant by Company as follows:

(i) Air and other travel expenses shall be incurred by Consultant only at the request of Company, which shall either arrange for the travel or reimburse Consultant for all travel expenses necessary to perform the Consulting Services, together with normal living expenses, such as the costs of meals, hotels, and transportation, etc., which expenses shall be invoiced to Company by Consultant;

(ii) Auto mileage will be reimbursed at a rate equal to the allowable IRS rate, and

(iii) Reimbursable Expenses shall be invoiced to Company. Any individual Reimbursable Expense in excess of $250 or aggregate thereof in excess of $1,000.00 shall require prior written approval by Company.

7. Independent Contractor. It is expressly agreed to by and between Company and Consultant that Consultant is acting as an independent contractor in performing Consulting Services. This Agreement does not authorize Consultant to act as an authorized agent of Company, nor does this Agreement create a partnership, joint venture or employer-employee relationship between Company and Consultant.

8. Confidentiality. Consultant shall maintain in confidence all confidential information obtained in the provision of services except that which becomes public through no act of Consultant and shall maintain such confidentiality for one (1) year after termination of this Agreement.

9. Ownership of Information. All documents, drawings, memoranda, notes, records, file correspondence, manuals, models, specifications, computer programs, E-mail, voice mail, electronic databases, maps, and all other writings or materials of any type embodying any information pertaining to the business of Company which Consultant has developed, utilized or had access to during the Term of this Agreement, are and shall be the sole and exclusive property of Company. Upon termination of this Agreement, for any reason, Consultant shall promptly deliver this property and all copies to thereof to Company.

10. Non-Solicitation. During the Term of this Agreement and for a period of two (2) years thereafter, Consultant will not, directly or indirectly, solicit or contact any consultant of Company with a view to inducing or encouraging such consultant to leave the employ of Company for the purpose of being hired by Consultant or an employer affiliated with Consultant.

11. Miscellaneous.

(a) Entire Agreement; Amendment. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes and cancels all prior or contemporaneous oral or written agreements and understandings between them with respect to the subject matter hereof.

(b) Successors, Heirs and Assigns. This Agreement is binding upon, and shall inure to the benefit of, the Parties and their respective successors, heirs, administrators, executors and assigns.

(c) Waiver. Should one Party waive compliance by the other Party to any term or provision of this Agreement, such waiver shall be limited to the facts or circumstances giving rise to the noncompliance and shall not be deemed either a general waiver or modification with respect to the term or provision, or part thereof, being waived, or as to any other term or provision of this Agreement, nor shall it be deemed a waiver of compliance with respect to any other facts or circumstances then or thereafter occurring

(d) Notices. All notices to be delivered pursuant to the provisions of this Agreement shall be given in writing and sent by personal delivery or certified First Class mail, postage prepaid, return receipt requested, or by a nationally-recognized overnight delivery service, to the parties hereto at the following addresses:

(a)	To Company:	Ocean Thermal Energy Corporation 800 South Queen Street Lancaster, Pennsylvania 17603 Attn: Gerald Koenig
(b)	To Consultant:	Stephen K. Oney 8111 Lacy Drive, #301 Manassas, Virginia 20109

or to such other address as either party shall designate in written notice to the other party. All such notices shall be effective (A) upon actual receipt if personally delivered or (B) five (5) business days after dispatch if sent by First Class mail, and two (2) business days after dispatch, if sent by overnight courier, mailed for next day or two-day delivery.

(e) Severability. In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions or portions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law. The respective rights and obligations of the Parties shall survive any termination of this Agreement to the extent necessary to preserve such rights and obligations.

(f) Governing Law; Forum. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to principles regarding conflicts of laws. Consultant and Company agree that if any claim, action, dispute or controversy of any kind arises out of or relates to this Agreement or concerns any aspect of performance by any Party under the terms of this Agreement, prior to seeking any other remedies, the aggrieved Party shall give written notice to the other Party describing the disputed issue. Within ten (10) business days after the receipt of such notice, the Parties shall attempt to resolve the dispute amicably through direct good faith negotiations. If the Parties cannot so resolve the matter, the Parties shall apply to the American Arbitration Association ("AAA") for a single arbitrator to be appointed to arbitrate the dispute in accordance with the AAA rules applicable to employment disputes. Arbitration shall take place in Lancaster, Pennsylvania. The decision of the AAA Arbitrator shall be final and binding on all Parties. The Parties agree to not litigate the matter except to the extent necessary to enforce the arbitration award. The costs and expenses of any litigation to enforce the arbitration award shall be borne by the non-prevailing Party. Consultant and Company hereby irrevocably submit in any suit, action or proceeding arising out of or relating to this Agreement to the jurisdiction and venue of the United States

District Court for the Eastern District of Pennsylvania and waive any and all objections to jurisdiction and review or venue that Company or Consultant may have under the laws of Pennsylvania or the United States.

(g) Counterparts. This Agreement may be executed in counterparts, each of which shall be an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed on the date first written above.

STEPHEN K. ONEY

[signature]

OCEAN THERMAL ENERGY CORPORATION

By: [signature]

Printed Name: GERALD S. KOENIG

Title: GENERAL COUNSEL

Exhibit 9.1

FORM OF SUBSCRIPTION AGENT AGREEMENT

THIS SUBSCRIPTION AGENT AGREEMENT ("**Agreement**") between a Delaware corporation (the "**Company**"), and Continental Stock Transfer & Trust Company, a New York corporation ("**Continental**"), is dated as of [ ], 2014.

1. Appointment.

(a) The Company is distributing at no charge (the "**Rights Offering**") to its stockholders of record at the close of business on _______ [ ], 2014 (the "**Record Date**"), non-transferable subscription rights (the "**Rights**") to purchase up to an aggregate of [ ] shares of the Company's common stock, par value $0.01 per share (the "**Common Stock**"). Each stockholder will receive one Right for each ____ shares of Common Stock owned, and any fractional Rights will be rounded down to the nearest whole number. Each Right entitles the stockholder to purchase one share of Common Stock at a purchase price of $____ per share (the "**Subscription Price**"). The term "**Subscribed**" shall mean submitted for purchase from the Company by a stockholder in accordance with the terms of the Rights Offering, and the term "**Subscription**" shall mean any such submission.

(b) The Rights Offering will expire on _______ [ ], 2014 at 5:00 p.m. Eastern Daylight Savings Time (the "**Expiration Time**"), unless the Company shall have extended the period of time for which the Rights Offering is open, in its sole discretion for up to 60 days, in which event the term "Expiration Time" shall mean the latest time and date at which the Rights Offering, as so extended by the Company from time to time, shall expire.

(c) The Company filed a Form 1-A relating to the Rights Offering with the Securities and Exchange Commission (the "**SEC**") under the Securities Act of 1933, as amended, on ________ [___], 2014 (the "**Offering Statement**"). The terms of the Rights Offering are more fully described in the Offering Circular (the "**Offering Circular**") forming part of the Offering Statement as such Offering Statement may be declared effective by the SEC. A copy of the Offering Circular is attached hereto as Exhibit 1. All terms used and not defined herein shall have the same meaning as in the Offering Circular. Promptly after the Record Date, Continental, in its capacity as transfer agent, will generate a list of holders of Common Stock as of the Record Date (the "**Record Stockholders List**").

(d) The Company hereby appoints Continental to act as subscription agent (the "**Subscription Agent**") for the Rights Offering in accordance with and subject to the following terms and conditions.

2. Subscription of Rights.

(a) The Rights are evidenced by subscription rights certificates (the "**Certificates**"), a copy of the form of which is attached hereto as Exhibit 2. The Certificates entitle the holders to subscribe, upon payment of the Subscription Price, for shares of Common Stock at the rate of one share per Right evidenced by a Certificate (the "**Basic Subscription Right**"). No fractional shares will be issued.

(b) The Rights Offering includes an over-subscription right entitling four of the Company's noteholders, who are also Company stockholders, to subscribe and pay the Subscription Price for Rights that are not subscribed for under the Basic Subscription Rights on a pro rata basis based on the aggregate amounts of notes outstanding (the "**Over-Subscription Right**"). Reference is made to the Offering Circular for a complete description of the Basic Subscription Right and the Over-Subscription Right and the allocation thereof.

3. Duties of Subscription Agent. As Subscription Agent, Continental is authorized and directed to perform the following:

(a) Issue the Certificates in accordance with this Agreement in the names of the holders of the Common Stock of record or other nominees on the Record Date, keep such records as are necessary for the purpose of recording such issuance, and furnish a copy of such records to the Company. The Certificates may be signed on behalf of the Subscription Agent by the manual or facsimile signature of a Vice President or Assistant Vice President of the Subscription Agent, or by the manual signature of any of its other authorized officers.

(b) Promptly after Continental receives the Record Stockholders List, Continental shall:

(i) mail or cause to be mailed, by first class mail, or deliver (which delivery may be done electronically through the facilities of the Depository Trust Company ("**DTC**") or otherwise) to each holder of Common Stock of record on the Record Date whose address of record is within the United States and Canada, (i) a Certificate evidencing the Rights to which such stockholder is entitled under the Rights Offering, (ii) a copy of the Offering Circular, and (iii) a return envelope addressed to the Subscription Agent; and

(ii) mail or cause to be mailed, to each holder of Common Stock of record on the Record Date whose address of record is outside the United States and Canada, or is an A.P.O. or F.P.O. address, a copy of the Offering Circular. Continental shall refrain from mailing Certificates issuable to any holder of Common Stock of record on the Record Date whose address of record is outside the United States and Canada, or is an A.P.O. or F.P.O. address, and hold such Certificates for the account of such stockholder subject to such stockholder making satisfactory arrangements with the Subscription Agent for the exercise of the Rights evidenced thereby, and follow the instructions of such stockholder for the exercise of such Rights if such instructions are received at or before 11:00 a.m., Eastern Daylight Savings Time, at least three business days prior to the Expiration Time.

(c) Mail or deliver (which delivery may be done electronically through the facilities of DTC or otherwise) a copy of the Offering Circular with certificates for shares of Common Stock when such are issued to persons other than the registered holder of the Certificate.

(d) Accept Subscriptions upon the due exercise (including payment of the Subscription Price) on or prior to the Expiration Time of Rights in accordance with the terms of the Certificates and the Offering Circular.

(e) Subject to the next sentence, accept Subscriptions from stockholders whose Certificates are alleged to have been lost, stolen, or destroyed upon receipt by Continental of an affidavit of theft, loss, or destruction and a bond of indemnity in form and substance reasonably satisfactory to Continental, accompanied by payment of the Subscription Price for the total number of Rights Subscribed. Upon receipt of such affidavit and bond of indemnity and compliance with any other applicable requirements, stop orders shall be placed on said Certificates and Continental shall withhold delivery of the Rights Subscribed for until after the Certificates have expired and it has been determined that the Rights evidenced by the Certificates have not otherwise been purported to have been exercised or otherwise surrendered.

(f) Accept Subscriptions, without further authorization or direction from the Company, without procuring supporting legal papers or other proof of authority to sign (including without limitation proof of appointment of a fiduciary or other person acting in a representative capacity), and without signatures of co-fiduciaries, co-representatives, or any other person:

(i) if the Certificate is registered in the name of a fiduciary and is executed by, and the Rights are to be issued in the name of, such fiduciary;

(ii) if the Certificate is registered in the name of joint tenants and is executed by one of the joint tenants, provided the certificate representing the Rights is issued in the names of, and is to be delivered to, such joint tenants;

(iii) if the Certificate is registered in the name of a corporation and is executed by a person in a manner which appears or purports to be done in the capacity of an officer, or agent thereof, provided the Rights are to be issued in the name of such corporation; or

(iv) if the Certificate is registered in the name of an individual and is executed by a person purporting to act as such individual's executor, administrator, or personal representative, provided, the Rights are to be registered in the name of the subscriber as executor or administrator of the estate of the deceased registered holder and there is no evidence indicating the subscriber is not the duly authorized representative that he purports to be.

(g) Accept Subscriptions not accompanied by Certificates if submitted by a firm having membership in the New York Stock Exchange or another national securities exchange or by a commercial bank or trust company having an office in the United States and accompanied by proper payment for the total number of Rights Subscribed.

(h) Refer to the Company, for specific instructions as to acceptance or rejection, Subscriptions received after the Expiration Time, Subscriptions not authorized to be accepted, and Subscriptions otherwise failing to comply with the requirements of the Offering Circular and the terms and conditions of the Certificates. No acceptance of Subscriptions shall be effective without the Company's approval under this Section 3(h).

4. Acceptance of Subscriptions. Upon acceptance of a Subscription, Continental shall from time to time during the offering:

(a) Hold all monies received in a dedicated, non-interest bearing account for the benefit of the Company. Promptly following the Expiration Time, Continental shall, upon the receipt of the Distribution Letter in the form attached hereto as Exhibit 3 and executed by the Company, distribute to the Company the funds from exercise of the Basic Subscription Rights and Over-Subscription Rights in such account and following the Expiration Date issue (in physical form or electronically through the facilities of DTC, in each case in a manner approved by the Company) certificates for shares of Common Stock issuable with respect to Subscriptions that have been accepted. Continental will not be obligated to calculate or pay interest to any holder or any other party claiming through a holder or otherwise. It is hereby agreed immediately following the effective date of the Subscription, immediately available funds, represented by certified check, money order, or wire transfer but not personal check, will be deposited with Continental. In the event that the Rights Offering is not consummated because the Company has withdrawn, cancelled or terminated the Rights Offering, Continental shall, upon the receipt of the Liquidation Letter in the form attached hereto as Exhibit 4 and executed by the Company, liquidate the segregated account in which the subscription monies were held as promptly as practicable and distribute the funds to each respective subscribing stockholder who elected to exercise its Rights.

(b) Advise the Company daily by facsimile transmission and confirm by letter to the attention of (the "**Company Representative**") as to the total number of shares of Common Stock Subscribed for and the amount of funds received, with cumulative totals for each; and in addition advise the Company Representative, by telephone at , confirmed by facsimile transmission , of the amount of funds received identified in accordance with (a) above, deposited, available, or transferred in accordance with (a) above, with cumulative totals; and

(c) As promptly as possible but in any event on or before 3:30 p.m., Eastern Daylight Savings Time, on the first full business day following the Expiration Time, advise the Company Representative in accordance with (b) above of the number of shares Subscribed and the number of shares of Common Stock unsubscribed.

5. Completion of Rights Offering. Upon completion of the Rights Offering:

(a) Continental shall issue (in physical form or electronically through the facilities of DTC, in each case in a manner approved by the Company) certificates for the Common Stock for which Subscriptions have been received.

(b) The Certificates may be physical certificates but may, as instructed by the Company be issued electronically through the facilities of DTC. The Company shall appoint and have in office at all times a Transfer Agent and Registrar for the Certificates, which may be Continental and which shall keep books and records of the registration and transfers and exchanges of Certificates (such books and records are hereinafter called the "**Certificate Register**"). The Company shall promptly notify the Transfer Agent and Registrar of the exercise of any Certificates. The Company shall promptly notify Continental of any change in the Transfer Agent and Registrar of the Certificates.

(c) All Certificates issued upon any registration of transfer or exchange of Certificates shall be the valid obligations of the Company, evidencing the same obligations, and entitled to the same benefits under this Agreement, as the Certificates surrendered for such registration of transfer or exchange.

(d) For so long as this Agreement shall be in effect, the Company will reserve for issuance and keep available free from preemptive rights a sufficient number of shares of Common Stock to permit the exercise in full of all Rights issued pursuant to the Rights Offering. Subject to the terms and conditions of this Agreement, Continental will request the Transfer Agent for the Common Stock to issue (in physical form or electronically through the facilities of DTC, in each case in a manner approved by the Company) certificates evidencing the appropriate number of shares of Common Stock as required from time to time in order to effectuate the Subscriptions.

(e) The Company shall take any and all action, including without limitation obtaining the authorization, consent, lack of objection, registration, or approval of any governmental authority, or the taking of any other action under the laws of the United States of America or any political subdivision thereof, to insure that all shares of Common Stock issuable upon the exercise of the Certificates at the time of delivery of the certificates therefor (subject to payment of the Subscription Price) will be duly and validly issued and fully paid and non-assessable shares of Common Stock, free from all preemptive rights and taxes, liens, charges, and security interests created by or imposed upon the Company with respect thereto.

(f) The Company shall from time to time take all action necessary or appropriate to obtain and keep effective all registrations, permits, consents, and approvals of the SEC and any other governmental agency or authority and make such filings under federal and state laws which may be necessary or appropriate in connection with the issuance and delivery of Certificates or the issuance, sale, transfer, and delivery of Common Stock issued upon exercise of Certificates.

6. Procedure for Discrepancies. Continental shall follow its regular procedures to attempt to reconcile any discrepancies between the number of shares of Common Stock that any Certificate may indicate are to be issued to a stockholder and the number that the Record Stockholders List indicates may be issued to such stockholder. In any instance where Continental cannot reconcile such discrepancies by following such procedures, Continental will consult with the Company for instructions as to the number of shares of Common Stock, if any, it is authorized to issue. In the absence of such instructions, Continental is authorized not to issue any shares of Common Stock to such stockholder.

7. Procedure for Deficient Items. Continental shall examine the Certificates received by it as Subscription Agent to ascertain whether they appear to have been properly completed and executed. In the event Continental determines that any Certificate does not appear to have been properly completed or executed, or where the Certificates do not appear to be in proper form for Subscription, or any other irregularity in connection with the Subscription appears to exist, Continental shall follow, where possible, its regular procedures to attempt to cause such irregularity to be corrected. Continental is not authorized to waive any irregularity in connection with the Subscription, unless Continental shall have received from the Company the Certificate which was delivered, duly dated and signed by an authorized officer of the Company, indicating that any irregularity in such Certificate has been cured or waived and that such Certificate has been accepted by the Company. If any such irregularity is neither

corrected nor waived, Continental will return to the subscribing stockholder (at its option by either first class mail under a blanket surety bond or insurance protecting Continental and the Company from losses or liabilities arising out of the non-receipt or nondelivery of Certificates or by registered mail insured separately for the value of such Certificates) to such stockholder's address as set forth in the Subscription any Certificates surrendered in connection therewith and any other documents received with such Certificates, and a letter of notice to be furnished by the Company explaining the reasons for the return of the Certificates and other documents.

8. Date/Time Stamp. Each document received by Continental relating to its duties hereunder shall be dated and time stamped when received.

9. Transfer Procedures. If certificates representing shares of Common Stock are to be delivered by Continental to a person other than the person in whose name a surrendered Certificate is registered, Continental shall issue no certificate for Common Stock until the Certificate so surrendered has been properly endorsed (or otherwise put in proper form for transfer).

10. Tax Reporting. Should any issue arise regarding federal income tax reporting or withholding, Continental shall take such action as the Company reasonably instructs in writing.

11. Termination. The Company may terminate this Agreement at any time by so notifying Continental in writing. Continental may terminate this Agreement upon 60 days' prior written notice to the Company. Upon any such termination, Continental shall be relieved and discharged of any further responsibilities with respect to its duties hereunder. Upon payment of all Continental's outstanding fees and expenses, Continental shall forward to the Company or its designee promptly any Certificate or other document relating to Continental's duties hereunder that Continental may receive after its appointment has so terminated. Sections 12, 13, 14, and 19 of this Agreement shall survive any termination of this Agreement.

12. Authorizations and Protections. As agent for the Company, Continental:

(a) shall have no duties or obligations other than those specifically set forth herein or as may subsequently be agreed to in writing by Continental and the Company;

(b) shall have no obligation to issue any shares of Common Stock unless the Company shall have provided a sufficient number of certificates for such Common Stock;

(c) shall be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value, or genuineness of any Certificates surrendered to Continental hereunder or shares of Common Stock issued in exchange therefor, and will not be required to or be responsible for and will make no representations as to, the validity, sufficiency, value or genuineness of the Rights Offering;

(d) shall not be obligated to take any legal action hereunder; if, however, Continental determines to take any legal action hereunder, and where the taking of such action might, in Continental's judgment, subject or expose it to any expense or liability, Continental shall not be required to act unless it shall have been furnished with an indemnity reasonably satisfactory to it;

(e) may rely on and shall be fully authorized and protected in acting or failing to act upon any certificate, instrument, opinion, notice, letter, telegram, telex, facsimile transmission, or other document or security delivered to Continental and believed by it to be genuine and to have been signed by the proper party or parties;

(f) shall not be liable or responsible for any recital or statement contained in the Offering Circular or any other documents relating thereto;

(g) shall not be liable or responsible for any failure on the part of the Company to comply with any of its covenants and obligations relating to the Rights Offering, including without limitation obligations under applicable securities laws;

(h) may rely on and shall be fully authorized and protected in acting or failing to act upon the written, telephonic, or oral instructions of officers of the Company with respect to any matter relating to Continental acting as Subscription Agent covered by this Agreement (or supplementing or qualifying any such actions);

(i) may consult with counsel satisfactory to Continental, including internal counsel, and the advice of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered, or omitted by Continental hereunder in good faith and in reliance upon the advice of such counsel; and

(j) is not authorized, and shall have no obligation, to pay any brokers, dealers, or soliciting fees to any person.

13. Indemnification. The Company agrees to indemnify Continental for, and hold it harmless from and against, any loss, liability, claim, or expense (**"Loss"**) arising out of or in connection with Continental's performance of its duties under this Agreement or this appointment, including the costs and expenses of defending itself against any Loss or enforcing this Agreement, except to the extent that such Loss shall have been determined by a court of competent jurisdiction to be a result of Continental's gross negligence or intentional misconduct.

14. Limitation of Liability.

(a) In the absence of gross negligence or intentional misconduct on its part, Continental shall not be liable for any action taken, suffered, or omitted by it or for any error of judgment made by it in the performance of its duties under this Agreement. Anything in this agreement to the contrary notwithstanding, in no event shall Continental be liable for special, indirect, incidental, or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if Continental has been advised of the likelihood of such damages and regardless of the form of action. Any liability of Continental will be limited to the amount of fees paid by the Company hereunder.

(b) In the event any question or dispute arises with respect to the proper interpretation of this Agreement or Continental's duties hereunder or the rights of the Company or of any holders surrendering certificates for shares of Common Stock pursuant to the Rights Offering, Continental shall not be required to act and shall not be held liable or responsible for refusing to act until the question or dispute has been judicially settled (and Continental may, if it deems it advisable, but shall not be obligated to, file a suit in interpleader or for a declaratory judgment for such purpose) by final judgment rendered by a court of competent jurisdiction, binding on all stockholders and parties interested in the matter which is no longer subject to review or appeal, or settled by a written document in form and substance satisfactory to Continental and executed by the Company and each such stockholder and party. In addition, Continental may require for such purpose, but shall not be obligated to require, the execution of such written settlement by all the stockholders and all other parties that may have an interest in the settlement.

15. Representations, Warranties and Covenants. The Company represents, warrants, and covenants that (a) it is duly incorporated, validly existing, and in good standing under the laws of its jurisdiction of incorporation, (b) the making and consummation of the Rights Offering and the execution, delivery, and performance of all transactions contemplated thereby (including without limitation this Agreement) have been duly authorized by all necessary corporate action and will not result in a breach of or constitute a default under the certificate of incorporation or bylaws of the Company or any indenture, agreement, or instrument to which either is a party or is bound, (c) this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid, binding obligation of the Company, enforceable against the Company in accordance with its terms, (d) the Rights Offering will comply in all material respects with all material applicable requirements of law, and (e) to the best of its knowledge, there is no litigation pending as of the date hereof in connection with the Rights Offering.

16. Notices. All notices, demands, and other communications given pursuant to the terms and provisions hereof shall be in writing, shall (except as provided for in Section 18 hereof) be deemed effective on the date of receipt, and may be sent by facsimile, overnight delivery services, or by certified or registered mail, return receipt requested to:

If to the Company:

with a copy to:

If to Continental:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
Telephone: (212) 845-3287
Facsimile: (212) 616-7616
Attn: Compliance Department

17. Specimen Signatures. Set forth in Exhibit 5 hereto is a list of the names and specimen signatures of the persons authorized to act for the Company under this Agreement. The Secretary of the Company shall, from time to time, certify to Continental the names and signatures of any other persons authorized to act for the Company, as the case may be, under this Agreement.

18. Instructions. Any instructions given to Continental orally, as permitted by any provision of this Agreement, shall, upon the request of Continental, be confirmed in writing by the Company (which for these purposes only may be undertaken by e-mail transmission) as soon as practicable. Continental shall not be liable or responsible and shall be fully authorized and protected for acting, or failing to act, in accordance with any oral instructions which do not conform with the written confirmation received in accordance with this Section.

19. Fees. Whether or not any Certificates are surrendered to Continental, for its services as Subscription Agent hereunder, the Company shall pay to Continental a fee of Ten thousand Dollars ($10,000.00), together with reimbursement for reasonable out-of-pocket expenses. All amounts owed to Continental hereunder are due upon receipt of the invoice.

20. Force Majeure. Continental shall not be liable for any failure or delay arising out of conditions beyond its reasonable control including, but not limited to, work stoppages, fires, civil disobedience, riots, rebellions, storms, electrical, mechanical, computer or communications facilities failures, acts of God or similar occurrences.

21. Miscellaneous.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to conflict of laws, rules, or principles.

(b) No provision of this Agreement may be amended, modified, or waived, except in writing signed by all of the parties hereto.

(c) Except as expressly set forth elsewhere in this Agreement, all notices, instructions, and communications under this Agreement shall be in writing, shall be effective upon receipt and shall be addressed as provided in Section 16 to such other address as a party hereto shall notify the other parties in writing.

(d) In the event that any claim of inconsistency between this Agreement and the terms of the Rights Offering arise, as they may from time to time be amended, the terms of the Rights Offering shall control, except with respect to Continental's duties, liabilities, and rights, including without limitation compensation and indemnification, which shall be controlled by the terms of this Agreement.

(e) If any provision of this Agreement shall be held illegal, invalid, or unenforceable by any court, this Agreement shall be construed and enforced as if such provision had not been contained herein and shall be deemed an Agreement among the parties hereto to the full extent permitted by applicable law.

(f) This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the respective successors and assigns of the parties hereto.

(g) This Agreement may not be assigned by any party without the prior written consent of all parties.

(h) This Agreement may be executed in counterparts, each of which, when taken together, shall constitute one and the same agreement, and each of which may be delivered by the parties by facsimile or other electronic transmission, which shall not impair the validity of such counterparts.

(Signature page follows)

Signature Page
to
Subscription Agent Agreement

IN WITNESS WHEREOF, the parties hereto have executed this Agreement by their duly authorized officers as of the day and year above written.

By:____
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY,
as Subscription Agent

By:____
Name:
Title:

Exhibit 1 Offering Circular
Exhibit 2 Form of Subscription Rights Certificate
Exhibit 3 Distribution Letter
Exhibit 4 Liquidation Letter
Exhibit 5 List of Authorized Representatives

Exhibit 1
to
Subscription Agent Agreement

Offering Circular

Exhibit 2
to
Subscription Agent Agreement

Form of Subscription Rights Certificate

Exhibit 3
to
Subscription Agent Agreement

Form of Distribution Letter

[Letterhead of Company]

[Insert date]

Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
Attn: [ ]
Re: Trust Account No. [ ] Termination Letter

Ladies and Gentlemen:

Pursuant to Section 4(a) of the Subscription Agent Agreement between a Delaware corporation ("Company") and Continental Stock Transfer & Trust Company ("Subscription Agent"), dated as of ________ __, 2014 ("Subscription Agent Agreement"), you are hereby directed and authorized to transfer the subscription funds held in the segregated account immediately in accordance with the terms of the Subscription Agent Agreement.

Very truly yours,

By:____
Name:
Title:

Exhibit 4
to
Subscription Agent Agreement

Form of Liquidation Letter

[Letterhead of Company]

[Insert date]

Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
Attn: [ ]
Re: Trust Account No. [ ] Termination Letter

Ladies and Gentlemen:

Pursuant to Section 4(a) of the Subscription Agent Agreement between , a Delaware corporation ("Company") and Continental Stock Transfer & Trust Company ("Subscription Agent"), dated as of __, 2014 ("Subscription Agent Agreement"), this is to advise you that the Company has withdrawn or otherwise terminated its Rights Offering (as defined in the Subscription Agent Agreement).

In accordance with the terms of the Subscription Agent Agreement, we hereby authorize you to commence liquidation of the segregated account in which the subscription monies were held as promptly as practicable to stockholders who elected to exercise their Rights. You shall commence distribution of such funds in accordance with the terms of the segregated account and you shall oversee the distribution of such funds. Upon the payment of all the funds in the segregated account, your obligations under the Subscription Agent Agreement shall be terminated.

Very truly yours,

By:____________________________________
Name:
Title:

Exhibit 5
to
Subscription Agent Agreement

List of Authorized Representatives

Authorized Representative	**Specimen Signature**

LIGGETT,
VOGT &
WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this to Form 1-A Registration Statement of our report dated May 8, 2014 relating to the December 31, 2013 and 2012 consolidated financial statements of Ocean Thermal Energy Corporation and Subsidiaries.

Liggett, Vogt & Webb, P.A.

LIGGETT, VOGT &WEBB P.A.
Certified Public Accountants

Boynton Beach, Florida
August 29, 2014

QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

The following are examples of what we anticipate may be common questions about the rights offering. The answers are based on selected information from the offering circular. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. The offering circular contains more detailed descriptions of the terms and conditions of the rights offering and provide additional information about us and our business, including potential risks related to the rights offering, our common stock and our business.

Exercising the rights and investing in our securities involves a high degree of risk. We urge you to carefully read the section entitled "Risk Factors" beginning on page ___ of the offering circular and all other information included in the offering circular in its entirety before you decide whether to exercise your rights.

Q: What is a rights offering?

A: A rights offering is a distribution of subscription rights on a *pro rata* basis to all existing common stockholders of a company. We are distributing to holders of our common stock, at no charge, as of the close of business on the record date October ___, 2014, up to 76,677,147 subscription rights to purchase up to an aggregate of 3,333,333 shares of our common stock valued, in the aggregate, at up to $5,000,000. You will receive one subscription right for every share of common stock you own at the close of business on the record date. You may purchase one share of our common stock for every 23.0032 rights granted to you. The subscription rights will be evidenced by physical subscription rights certificates.

Q: Why are you undertaking the rights offering?

A: We are undertaking the rights offering to raise funds primarily to fund current operations and provide general working capital. If we fail to raise additional capital by early 2015, we would expect to need to significantly decrease operating expenses, which would curtail the growth of our business.

Our board of directors has elected a rights offering over other types of financings because a rights offering provides our existing stockholders the opportunity to participate in this offering first, and our board believes this creates less percentage dilution of stockholder ownership interest in our company than if we issued shares to new investors.

Q: How much money will Ocean Thermal Energy Corporation raise as a result of the rights offering?

A: Assuming full participation in the rights offering, we estimate that the net proceeds from the rights offering will be approximately $4,770,000 after deducting expenses related to this offering payable by us estimated at approximately $230,000. We may decide to close the rights offering and accept such proceeds of the basic subscription rights and over-subscription rights as we have received as of the expiration date of the rights offering at our sole discretion, subject to reaching a minimum amount of $2,000,000 in subscriptions or other sales of common stock offered in this offering. We will raise no more than $5,000,000 in this offering.

Q: What is a right?

A: Each right carries with it a basic subscription right and an over-subscription right. 23.0032 Rights entitle the holder of the rights to purchase one share of common stock at the subscription price of $1.50 per share. Each right will be evidenced by a transferable rights certificate.

Q: How does a rights holder transfer a subscription right?

A: The subscription rights may be transferred or assigned during the subscription period. You may transfer your subscription rights through the subscription agent; to do this, you must deliver your properly executed subscription rights certificate, with appropriate instructions, to the subscription agent. The subscription agent will only facilitate subdivisions, transfers or sales of subscription rights until 5:00 p.m., New York

City time, on November ___, 2014, three business days prior to the scheduled November ___, 2014 expiration date of this rights offering. Since the rights will not be listed on any securities market or quotation service, all rights transfers will need to be executed privately.

Q: What is a basic subscription right?

A: 23.0032 basic subscription rights give you the opportunity to purchase one share of our common stock for the offering price of $1.50. You may exercise any number of your basic subscription rights or you may choose not to exercise any subscription rights at all.

For example, if you own 400 shares of our common stock on the record date and you are granted one right for every share of our common stock you own at that time, then you have the right to purchase up to 17 shares of common stock, after elimination of fractional shares.

Q: What is an over-subscription right?

A: If you elect to purchase all of the shares available to you pursuant to your basic subscription right, you may also concurrently elect to subscribe for any number of additional shares that may remain unsubscribed as a result of any other stockholders not exercising their basic subscription rights, subject to a *pro rata* adjustment if over-subscription requests exceed shares, as more fully described below. The over-subscription rights allow a holder to subscribe for an additional amount equal to up to 500% of the shares for which such holder was otherwise entitled to subscribe at the same exercise price per whole share as a basic subscription right.

For example, if you own 400 shares of our common stock on the record date, and exercise your basic subscription right to purchase all (not less than all) 17 shares of common stock which are available for you to purchase, then you may also *concurrently* exercise your over-subscription right to purchase up to 87 additional shares of common stock that remain unsubscribed as a result of any other stockholders not exercising their basic subscription rights, subject to the *pro rata* adjustments described below and after elimination of fractional shares. Accordingly, if your basic and over-subscription rights are exercised and honored in full, you would receive a total of 104 shares of common stock in this offering. Payments with respect to over-subscription rights are due at the time payment is made for the basic subscription right.

Q. What happens if rights holders exercise their respective over-subscription rights to purchase additional shares of common stock?

A: We will allocate the remaining available shares *pro rata* among rights holders who exercised their respective over-subscription rights, based on the number of over-subscription shares of common stock to which they subscribed. The allocation process will assure that the total number of remaining shares available for basic and over-subscriptions is distributed on a *pro rata* basis. The percentage of remaining shares of common stock each over-subscribing rights holder may acquire will be rounded down to result in delivery of whole shares.

Payments for basic subscriptions and over-subscriptions will be deposited upon receipt by the subscription agent and held in a segregated account with the subscription agent pending a final determination of the number of shares of common stock to be issued pursuant to the basic and over-subscription rights. If the pro-rated amount of shares allocated to you in connection with your basic or over-subscription right is less than your basic or over-subscription request, then the excess funds held by the subscription agent on your behalf will be promptly returned to you without interest or deduction. We will deliver certificates representing your shares of our common stock that you purchased pursuant to your basic and over-subscription rights as soon as practicable after the rights offering has expired and all proration calculations and reductions contemplated by the terms of the rights offering have been effected.

Q. Are there any circumstances in which Ocean Thermal Energy Corporation could be obligated to distribute subscription rights for a number of shares of common stock which exceeds its available shares of common stock? What would happen in this case?

A: No. We have enough authorized shares of common stock to permit full distribution and exercise of all the rights contemplated by this offering.

Q: Will the officers, directors and significant stockholders of Ocean Thermal Energy Corporation be exercising their rights?

A: Our officers, directors and greater than 5% beneficial stockholders may participate in this offering, but none of our officers, directors or greater than 5% beneficial stockholders are obligated to so participate.

Q: How do I exercise my basic subscription right?

A: You may exercise your subscription rights by properly completing and signing your subscription rights certificate. Your subscription rights certificate, together with full payment of the subscription price, must be received by Continental Stock Transfer & Trust Company, the subscription agent for this rights offering, on or prior to the expiration date of the rights offering. We sometimes refer to Continental Stock Transfer & Trust Company in the offering circular as the subscription agent. Continental Stock Transfer & Trust Company is not the transfer agent and registrar for our common stock.

By Mail/Commercial Courier/Hand Delivery:
Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004

If you use the mail, we recommend that you use insured, registered mail, return receipt requested. We will not be obligated to honor your exercise of subscription rights if the subscription agent receives the documents relating to your exercise after the rights offering expires, regardless of when you transmitted the documents.

Q: How do I exercise my over-subscription right?

A: In order to properly exercise your over-subscription right, you must: (i) indicate on your subscription rights certificate that you submit with respect to the exercise of the rights issued to you how many additional shares of common stock you are willing to acquire pursuant to your over-subscription right and (ii) *concurrently* deliver the subscription payment related to your over-subscription right at the time you make payment for your basic subscription right. All funds from over-subscription rights that are not honored will be promptly returned to investors, without interest or deduction.

Q: Am I required to subscribe in the rights offering?

A: No.

Q: Will my voting and other rights be diluted if I do not exercise my subscription rights?

A: Yes. If you do not exercise your subscription rights in full, the percentage of our common stock that you own will decrease, and your voting and other rights will be diluted to the extent that other stockholders exercise their subscription rights to purchase shares of common stock. We will we raise no more than $5,000,000 in this offering.

Q: When will the rights offering expire?

A: The subscription rights will expire, if not exercised, at 5:00 p.m., New York City time, on November ___ 2014, unless we decide to terminate the rights offering earlier or extend the expiration date for up to an additional 30 trading days in our sole discretion. If we extend the expiration date, you will have at least ten trading days during which to exercise your rights. Any rights not exercised at or before that time will expire without any payment to the holders of those unexercised rights. The subscription agent must actually receive all required documents and payments before that time and date.

Q: Will Ocean Thermal Energy Corporation be requiring a minimum dollar amount of subscriptions to consummate the rights offering?

A: Yes. There is a $2 million minimum dollar amount of subscriptions required to consummate the rights offering.

Q: Is exercising my subscription rights risky?

A: The exercise of your subscription rights and over-subscription rights (and the resulting ownership of our common stock) involves a high degree of risk. Exercising your subscription rights means buying shares of our common stock and should be considered as carefully as you would consider any other equity investment. You should carefully consider the information under the heading "Risk Factors" and all other information included in the offering circular before deciding to exercise your subscription rights.

Q: After I exercise my subscription rights, can I change my mind and cancel my purchase?

A: No. Once you send in your subscription rights certificate and payment, you cannot revoke the exercise of either your basic or over-subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of our common stock at the proposed subscription price. Any rights not exercised at or before that time will expire worthless without any payment to the holders of those unexercised rights.

Q: Can the board of directors cancel or terminate the rights offering?

A: Yes. Our board of directors may decide to cancel or terminate the rights offering at any time and for any reason before the expiration date. If our board of directors cancels or terminates the rights offering, we will issue a press release notifying stockholders of the cancellation or termination, and any money received from subscribing stockholders will be promptly returned, without interest or deduction.

Q: What should I do if I want to participate in the rights offering but my shares are held in the name of my broker, dealer, custodian bank, trustee or other nominee?

A: Beneficial owners of our shares whose shares are held by a nominee, such as a broker, dealer custodian bank or trustee, must contact that nominee to exercise their rights. In that case, the nominee will complete the subscription rights certificate on behalf of the beneficial owner and arrange for proper payment by one of the methods described above.

Q: What should I do if I want to participate in the rights offering, but I am a stockholder with a foreign address?

A: Subscription rights certificates will not be mailed to foreign stockholders whose address of record is outside the United States and Canada, or is an Army Post Office (APO) address or Fleet Post Office (FPO). If you are a foreign stockholder, you will be sent written notice of this offering. The subscription agent will hold your rights, subject to you making satisfactory arrangements with the subscription agent for the exercise of your rights, and follow your instructions for the exercise of the rights if such instructions are received by the subscription agent at or before 11:00 a.m., New York City time, on November ___ 2014, three business days prior to the expiration date (or, if this offering is extended, on or before three business days prior to the extended expiration date). If no instructions are received by the subscription agent by that time, your rights will expire worthless without any payment to you of those unexercised rights.

Q: Will I be charged a sales commission or a fee if I exercise my subscription rights?

A: We will not charge a brokerage commission or a fee to subscription rights holders for exercising their subscription rights. However, if you exercise your rights through a broker or nominee, you will be responsible for any fees charged by your broker or nominee.

Q: What is the recommendation of the board of directors regarding the rights offering?

A: Neither we, our board of directors, the information agent, nor the subscription agent are making any recommendation as to whether or not you should exercise your subscription rights. You are urged to make your decision in consultation with your own advisors as to whether or not you should participate in the rights offering or otherwise invest in our securities and only after considering all of the information included in the offering circular, including the "Risk Factors" section that follows.

Q: What if my rights result in fractional shares?

A: You may not purchase fractional shares of our common stock. If your rights would allow you to purchase a fractional share, you may exercise them only by rounding down to and paying for the nearest whole share, or paying for any lesser number of whole shares.

Q: Will the common stock be traded on any stock exchange or listed on a quotation service?

A: No. Our common stock is not currently listed for trading on any trading market. During the course of or following this offering, we intend to apply to the NASDAQ OMX First North for quotation of our common stock, and we may also apply for quotation on the OTC Pink marketplace as well. We cannot assure you that our common stock will meet the requirements for quotation on the NASDAQ OMX or OTC Pink marketplace, or that there will be an active trading market for our common stock.

Q: What are the U.S. federal income tax consequences of receiving or exercising my subscription rights?

A: A holder should not recognize income or loss for U.S. federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. You should consult your own tax advisor as to the particular consequences to you of the rights offering.

Q: How many shares of our common stock will be outstanding after the rights offering?

A: On October ___, 2014, the record date for the rights offering, there were 76,677,147 shares of common stock outstanding, and completion of the rights offering will not immediately affect the number of shares of common stock outstanding. Following completion of the rights offering, (assuming all shares are purchased including through exercise of over-subscription rights), there will be 80,010,480 shares of common stock outstanding.

Q: If I exercise my subscription rights, when will I receive shares of common stock purchased in the rights offering?

A: Stock certificates for all shares acquired will be mailed promptly after payment for all the shares subscribed for has cleared.

Q: Who is the subscription agent for the rights offering?

A: The subscription agent is Continental Stock Transfer & Trust Company. The address for delivery to the subscription agent is as follows:

By Mail/Commercial Courier/Hand Delivery:
Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004

Your delivery to an address other than the address set forth above will not constitute valid delivery and, accordingly, may be rejected by us.

Q: What should I do if I have other questions?

A: If you have any questions or need further information about this rights offering, please contact MacKenzie Partners, Inc., our information agent for the rights offering, at (212) 929-5500 (call collect) or (800) 322-2885 (toll-free) or via email at oterights@mackenziepartners.com.

Exhibit 15.2

INSTRUCTIONS FOR USE OF OCEAN THERMAL ENERGY CORPORATION SUBSCRIPTION RIGHTS CERTIFICATES

CONTACT MACKENZIE PARTNERS, INC. AT (212) 929-5500 (COLLECT) OR (800) 322-2885 (TOLL FREE), OR oterights@mackenziepartners.com THE COMPANY, YOUR BANK, OR YOUR BROKER AS TO ANY QUESTIONS

The following instructions relate to a rights offering (the "Rights Offering") by Ocean Thermal Energy Corporation, a Delaware corporation (the "Company"), to its existing holders (the "Record Holders") of the Company's common stock, par value $0.0001 per share ("Common Stock"), as described in the Company's Offering Circular, dated October __, 2014 (the "Offering Circular"). Record Holders at the close of business on ______, 2014 (the "Record Date") will receive at no charge subscription rights to purchase up to an aggregate of 3,333,333 shares of Common Stock (the "Shares") at a subscription price of $1.50 per Share (the "Subscription Price"), for up to an aggregate purchase price of $5,000,000. Each Record Holder will receive one Subscription Right for each share of Common Stock (each, a "Share") owned on the Record Date, evidenced by a subscription rights certificate (the "Subscription Rights Certificate") registered in the Record Holder's name. Each 23.0032 Subscription Rights will entitle their Record Holder to purchase one Share at the Subscription Price (the "Subscription Privilege").

The Subscription Rights will expire, if not exercised, at 5:00 p.m., Eastern Time, on November __, 2014, unless extended in the sole discretion of the Company, but in no event more than 30 trading days past the expiration date set forth in the Offering Circular (as so extended, the "Expiration Date"). After the Expiration Date, unexercised Subscription Rights will be null and void. The Company will not be obligated to honor any purported exercise of the Subscription Rights received by Continental Stock Transfer & Trust Company (the "Subscription Agent") after 5:00 p.m., Eastern Time, on the Expiration Date, regardless of when the documents relating to such exercise were sent. The Company may extend the Expiration Date by giving oral or written notice to the Subscription Agent on or before the Expiration Date, followed by a press release no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

There is no minimum number of Shares of Common Stock you must purchase, but you may not purchase fractional Shares. The number of Shares you may purchase is determined by dividing the number of Shares of Common Stock you own by 23.0032 and rounding down to the nearest whole number. Set forth in your Subscription Rights Certificate is the number of Shares to which you have a right to subscribe according to this right, which is the "Basic Subscription Right". If you exercise your Basic Subscription Right in full, you may also exercise an oversubscription right (the "Oversubscription Right") to purchase additional Shares that remain unsubscribed at the expiration of the Right Offering, subject to a limit of 500% of the total number of Shares purchasable by you pursuant to the Basic Subscription Right, and availability and allocation of shares among persons exercising this Oversubscription Right.

The number of Basic Subscription Rights to which you are entitled is printed on the face of your Subscription Rights Certificate. You should indicate your wishes with regard to the exercise of your Subscription Rights (including the Oversubscription Right) by completing the appropriate portions of your Subscription Rights Certificate and returning it to the Subscription Agent in the envelope provided pursuant to the procedures described in these Instructions.

YOUR SUBSCRIPTION RIGHTS CERTIFICATE AND SUBSCRIPTION PRICE PAYMENT, BY CHECK OR BANK DRAFT DRAWN ON A U.S. BANK, U.S. POSTAL MONEY ORDER OR BY WIRE TRANSFER OF IMMEDIATELY AVAILABLE FUNDS, MUST BE ACTUALLY RECEIVED BY THE SUBSCRIPTION AGENT ON OR BEFORE 5:00 P.M., EASTERN TIME, ON THE EXPIRATION DATE. ONCE A RECORD HOLDER HAS EXERCISED THEIR SUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED. SUBSCRIPTION RIGHTS (INCLUDING OVERSUBSCRIPTION RIGHTS) NOT EXERCISED ON OR PRIOR TO 5:00 P.M., EASTERN TIME, ON THE EXPIRATION DATE OF THE RIGHTS OFFERING WILL EXPIRE WITHOUT VALUE.

1. **Method of Subscription—Exercise of Rights.**

To exercise Subscription Rights (including the Oversubscription Right), complete your Subscription Rights Certificate and send the properly completed and executed Subscription Rights Certificate evidencing such Subscription Rights, with any signatures required to be guaranteed so guaranteed, together with payment in full of the Subscription Price for each Share subscribed for pursuant to the Subscription Privilege (including the Oversubscription Right), to the Subscription Agent so that it will be actually received by the Subscription Agent on or prior to 5:00 p.m., Eastern Time, on the Expiration Date. Payment of the Subscription Price for the Subscription Privilege (including the Oversubscription Right) will be held in a segregated account to be maintained by the Subscription Agent until the Shares are issued upon the expiration of the Rights Offering. **All payments must be made in U.S. dollars for the full number of Shares being subscribed for by check or bank draft drawn on a U.S. bank, or U.S. Postal money order, payable to "Continental Stock Transfer & Trust Company (acting as subscription agent for Ocean Thermal Technology Corporation)" or by wire transfer of immediately available funds directly to the account maintained by Continental Stock Transfer & Trust Company as agent for Ocean Thermal Technology Corporation, for purposes of accepting subscriptions in the Rights Offering, [BANK] FBO Ocean Thermal Technology Corporation, with reference to the Subscription Rights holder's name**. Please reference your Subscription Rights Certificate Number on your check.

The Subscription Rights Certificate and payment of the Subscription Price (unless submitted by wire transfer) must be delivered to the Subscription Agent by hand, mail or overnight courier to the following address:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
(917) 262-2378

The risk of delivery of all documents and payments is on you, not us or the Subscription Agent. Delivery to any address or by a method other than those set forth above will not constitute valid delivery.

If you have any questions, require assistance regarding the method of exercising Subscription Rights or require additional copies of relevant documents, please contact our information agent, MacKenzie Partners, Inc., at (212) 929-5500 (collect), (800) 322-2885 (toll-free) or via email at oterights@mackenziepartners.com.

When making arrangements with your bank or broker for the delivery of funds on your behalf, you may also request such bank or broker to exercise the Subscription Rights Certificate on your behalf.

If the aggregate Subscription Price paid by you is insufficient to purchase the number of Shares subscribed for, or if no number of Shares is specified, then you will be deemed to have exercised your Subscription Privilege to the full extent of the payment tendered.

If the aggregate Subscription Price paid by you exceeds the amount necessary for the Shares subscribed for, the excess will be returned to you promptly in cash. You will not receive interest or a deduction on any payments refunded to you.

2. **Issuance of Common Stock.**

Following the receipt of a properly completed and executed Subscription Rights Certificate, together with the payment of the Subscription Price for the Shares subscribed for, the following deliveries and payments will be made to the address shown on the face of your Subscription Rights Certificate, or, if you hold your Shares in book-entry form, such deliveries and payments will be in the form of a credit to your account.

The Subscription Agent will deliver to each exercising Subscription Rights holder each Share subscribed for pursuant to the Subscription Privilege. See "The Rights Offering—Delivery of Stock Certificates" in the Offering Circular.

3. **Sale, Transfer or Assignment of Subscription Rights.**

The Subscription Rights are transferable, subject to applicable securities laws, but are not listed for trading. Evidence satisfactory to the Company that any such transfer is proper must be delivered to Continental. The enclosed Subscription Rights Certificate contains instructions for transferring of Subscription Rights. If you have any questions regarding transfer of Subscription Rights, please call MacKenzie Partners at (212) 929-5500 (collect) or (800) 322-2885 (toll-free).

4. Commissions, Fees and Expenses.

The Company will pay all fees and expenses of the Subscription Agent related to its acting in such role in connection with the Rights Offering. You are responsible for paying any other commissions, fees, taxes or expenses incurred in connection with the exercise of Subscription Rights (including the Oversubscription Right) or subscribing for Shares. Neither the Subscription Agent nor the Company will pay such expenses.

5. Execution.

a. *Execution by Registered Holder.* The signature on the Subscription Rights Certificate must correspond with the name of the registered holder exactly as it appears on the face of the Subscription Rights Certificate without any alteration, enlargement or change whatsoever. Persons who sign the Subscription Rights Certificate in a representative or other fiduciary capacity on behalf of a registered holder must indicate their capacity when signing and, unless waived by the Subscription Agent in its sole and absolute discretion, must present to the Subscription Agent satisfactory evidence of their authority so to act.

b. *Signature Guarantees.* If you are neither a registered holder (or signing in a representative or other fiduciary capacity on behalf of a registered holder) nor an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority or a commercial bank or trust company having an office or correspondent in the United States, your signature must be guaranteed by such an eligible institution.

6. Method of Delivery to Subscription Agent.

The method of delivery of Subscription Rights Certificates and payment of the Subscription Price to the Subscription Agent for each Share subscribed for will be at the risk of the holders of Subscription Rights. If sent by mail, we recommend that you send those certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and clearance of payment at or before 5:00 p.m., Eastern Time, on the Expiration Date. Because uncertified personal checks may take at least five or more business days to clear, we urge you to pay or arrange for payment by means of certified check made payable to "Continental Stock Transfer & Trust Company (acting as subscription agent for Ocean Thermal Energy Corporation)" to avoid missing the opportunity to exercise your Subscription Rights should you decide to exercise them.

NOTICE TO STOCKHOLDERS

OCEAN THERMAL ENERGY CORPORATION

Up to 3,333,333 Shares of Common Stock Issuable Upon Exercise of Rights to Subscribe for Such Shares at $1.50 per Share

Enclosed for your consideration is an offering circular, dated October __, 2014 (the "**Offering Circular**"), relating to the offering by Ocean Thermal Energy Corporation, a Delaware corporation (the "**Company**") of subscription rights (the "**Rights Offering**") to purchase shares of the Company's common stock, par value $0.0001 per share ("**Common Stock**") by stockholders of record ("**Record Date Stockholders**") as of 5:00 p.m., New York City time, on October __, 2014 (the "**Record Date**").

Pursuant to the offering, the Company is issuing Rights to subscribe for up to 3,333,333 shares of the Company's Common Stock, on the terms and subject to the conditions described in the Offering Circular. The Rights may be exercised at any time during the subscription period, which commences on October __, 2014 and ends at 5:00 p.m., New York City time, on November ___, 2014, unless extended by the Company in its sole discretion, as described in the Offering Circular (as it may be extended, the "**Expiration Date**"). The Rights are transferable but will not be listed on any stock exchange or quotation system.

As described in the Offering Circular, Record Date Stockholders will receive one (1) Right for each share of the Company's Common Stock owned on the Record Date.

23.0032 Rights entitle the holder (each, a "**Rights Holder**") to purchase one (1) share of Common Stock at the subscription price of $1.50 per share, which we refer to as the basic subscription right (the "**Basic Subscription Right**").

Rights Holders who fully exercise their Basic Subscription Right will be entitled to subscribe for additional shares that remain unsubscribed as a result of any unexercised Basic Subscription Right (the "**Over-Subscription Right**" and together with the Basic Subscription Right, the "**Rights**"). Over-Subscription Rights will be allocated pro rata among Rights Holders who over-subscribed, based on the number of over-subscription shares to which they subscribed. The Over-Subscription right allows a Rights Holder to subscribe for an additional amount equal to up to 500% of the shares of Common Stock for which such Rights Holder was otherwise entitled to subscribe. If there are sufficient remaining shares out of the aggregate 3,333,333 available for sale, all over-subscription requests will be honored in full. If requests for shares pursuant to the Over-Subscription Right exceed the remaining shares available, the available remaining shares will be allocated pro rata among Rights Holder who over-subscribe based on the number of over-subscription shares to which they subscribe. The percentage of remaining shares each over-subscribing Rights Holder may acquire will be rounded down to result in delivery of whole shares. The allocation process will assure that the total number of remaining shares available for over-subscriptions is distributed on a pro rata basis, as more fully set forth in the Offering Circular.

The rights will be evidenced by subscription rights certificates (the "**Subscription Certificates**").

Enclosed are copies of the following documents:

1. Offering Circular, dated October __, 2014;
2. Subscription Certificate
3. Instructions for Use of Subscription Certificates (the "**Instructions**"); and
4. A return envelope, addressed to Continental Stock Transfer & Trust Company (the "**Subscription Agent**").

Your prompt attention is requested. To exercise your Rights, you should properly complete and sign the Subscription Certificate and forward it, with payment of the subscription price in full for each share of Common

Stock subscribed for pursuant to the Basic Subscription Right and the Over-Subscription Right to the Subscription Agent, as indicated in the Instructions. The Subscription Agent must receive the properly completed and duly executed Subscription Certificate and full payment at or prior to 5:00 p.m., New York City time, on the Expiration Date.

You will have no right to rescind your subscription after receipt of your payment of the subscription price. Rights not exercised at or prior to 5:00 p.m., New York City time, on the Expiration Date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO MACKENZIE PARTNERS, INC., THE INFORMATION AGENT, AT (212) 929-5500 (COLLECT) OR (800) 322-2885 (TOLL FREE).